Form 20-F
period 2005-03-31
Evolving Gold CORP
filed 2005-09-30
CIK 1303202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

EVOLVING GOLD CORP.
(Exact name of Registrant as specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

Suite 1200, 1188 West Georgia Street
Vancouver, British Columbia, Canada V6E 4A2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
NONE	NOT APPLICABLE

Securities registered or to be registered pursuant to Section 12(g) of the Act

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

Number of outstanding shares of the Company’s only class of capital stock as at March 31, 2005 (date of last audited financial statement herein) was 7,350,100 Common Shares Without Par Value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒  NO ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒  Item 18 ☐

Index to Exhibits on Page 55 and 56

EVOLVING GOLD CORP.

FORM 20-F ANNUAL REPORT

GLOSSARY

Term	Definition

adularia	A mineral, potassium feldspar

AHL	AHL Holdings Ltd.

anorthosite	A plagioclase-rich intrusive rock

arsenopyrite	A mineral composed of arsenic, iron and sulphur

Award Date	The date of the grant of a stock option in the Company

BLM	Bureau of Land Management, US Department of the Interior

brecciated	A rock consisting of angular fragments

CBCA	Canadian Business Corporations Act

chalcopyrite	A mineral composed of copper, iron and sulphur

CNQ	Canadian Quotation and Trading System

Code	Internal Revenue Code of 1986, as amended

Company	Evolving Gold Corp.

Crone Geophysics	Crone Geophysics and Exploration Limited Company

CSAMT	“Controlled Source Audio Magnetic Tellurics”, a geophysical method used in mineral exploration

Dighem V	A geophysical technique used for surveying

Eligible Person
Any individual that fulfils the following criteria may be granted stock options under the Plan: (a) any full or part-time employee or officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities

EM	Electromagnetic

Evolving Gold	Evolving Gold Corp.

fracture fillings	A fracture in rock mass filled with another material

galena	A mineral composed of lead and sulphur

Geocore	Geocore Exploration Inc.

Geocore Option and Royalty Agreement
The agreement dated May 4, 2005 made between the Company and Geocore pursuant to which the Company was granted an option to acquire an initial 80% undivided interest in the Labrador Property and a further 20% undivided interest at a later date.

Term	Definition

gneiss	A banded or foliated metamorphic rock, usually of the same composition as granite

Golden Arc	Golden Arc Mining & Refining Inc., a Nevada Corporation

Golden Arc Claims	The 37 unpatented mining claims initially staked by Golden Arc

Golden Sands	Golden Sands Exploration Inc.

GOR	Gross productions

gossan	An exposed, oxidized portion of a mineral vein, especially a rust-coloured outcrop of iron ore

induced polarization	A geophysical method used in mineral exploration

IRS	Internal Revenue Service

Issuer	Evolving Gold Corp.

Labrador Property	A property located near the coast of northern Labrador, Canada, approximately 40 kilometres west-southwest of the village of Nain.

Mineral Property Agreement
The agreement dated June 10, 2003 made between Zimtu and Jody Dahrouge, an unrelated individual, pursuant to which Mr. Dahrouge retained 1% NSR royalty on minerals other than diamonds and 1% GOR on diamonds from the Murray Property.

Murray Property	A property consisting of one mineral claim of 2,965 acres located 78 kilometres Northeast of Yellowknife in the Cameron River Area, Northwest Territories, Canada.

Murray Property Option Agreement
The agreement dated July 22, 2003, as amended on September 16, 2004, made between the Company and Zimtu pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray Property.

Murray Report	“Summary Report on the Murray Property” dated September 3, 2003 prepared by independent consulting geologist Gary Vivian, P. Eng.

NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects”

NSR	Net smelter returns

open space fillings	Minerals filling an open space in the earth or a rock mass.

Part XIII Tax	Canadian withholding tax.

PFIC	Passive foreign investment company

Plan	Stock option plan of the Company dated September 28, 2004

Pulse EM survey	A time domain tool that uses large transmitting loops and a high power transmitter for surveying

pyrite, pyrrhotite	A mineral composed of iron and sulphur

QEF	Qualified electing fund

Term	Definition

quartz	A mineral composed of silica and oxygen

Sante Fe	Sante Fe Pacific Mining Inc.

SFAS 123	Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based
Compensation”

SFAS 145	Statement of Financial Accounting Standards no. 145 “Recission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections”

silica	A element, occasionally used to reer to the mineral, quartz

stockworks	A pattern of closely spaced fractures in rock, commonly filled with minerals of economic value

Tax Act	Income Tax Act (Canada)

Treaty	The Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997.

troctolitic	A mafic igneous rock

U.S. Holder	A holder of common shares in the Company and is at all relevant times resident in the United States of America.

U.S. Taxpayer	An individual who is a citizen or resident of the United States of America or a domestic corporation.

Underlying Option Agreement	The option and royalty agreement dated March 22, 2004, made between AHL and Golden Arc.

veining	A fracture filled with a mineral usually of economic value

VLF-EM survey	Very low frequency electromagnetic survey

Winnemucca Mountain Property	A property consisting of 272 mining claims located in Humboldt County, Nevada

Winnemucca Option	The option granted to the Company with respect to the Winnemucca Mountain Property under the Option and Royalty Agreement

Winnemucca Option and Royalty Agreement
The agreement dated December 3, 2004 made among the Company, Golden and AHL, as amended on January 7, 2005 and February 25, 2005, pursuant to which the Company was granted an option to acquire 100% in the Winnemucca Mountain Property.

Zimtu	International Zimtu Technologies Inc., a related public company

INTRODUCTION

Evolving Gold Corp. (“Evolving Gold”, the “Company” or the “Issuer”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 2003 under the name 6109527 Canada Ltd. On September 30, 2003, the Company amended its Articles and changed its name to Evolving Gold Corp.

BUSINESS OF EVOLVING GOLD CORP.

Evolving Gold is principally a mineral company engaged in the acquisition and exploration of mineral properties. The Issuer’s properties have no known proven reserves of minerals. The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of opening any commercial mines or sites. The Issuer has not reported any revenue from operations since incorporation. As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. The material risks that could cause our future operating or financial performance to differ from our expectations are identified in Item 3 of this Form 20-F under the heading “Risk Factors.” We have obligations under the federal securities laws to disclose material progress related to previously disclosed information.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

– No Disclosure Necessary –

ITEM 2. Offer Statistics and Expected Timetable.

– No Disclosure Necessary –

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data

3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2005 ended March 31 was derived from the financial statements of the Company that have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Period Ended
	3/31/05	3/31/04
CANADIAN GAAP
Revenue	Nil	Nil
Income (Loss) for the Period	$(402)	($152)
Basic Income (Loss) Per Share	$(0.07)	N/A
Dividends Per Share	Nil	Nil
Wtg. Avg. Shares (000)	5,601	0.1
Period-end Shares (000)	7,350	0.1

Working Capital	$(144)	$127
Mineral Properties	$216	$27
Long-Term Debt	Nil	Nil
Capital Stock	$499	$0.001
Shareholders’ Equity (Deficit)	$72	$154
Total Assets	$223	$170

	Year Ended	Period Ended
	3/31/05	3/31/04
US GAAP
Net Loss	$(591)	($179)
Loss Per Share	($0.11)	N/A
Mineral Properties	Nil	Nil
Shareholders’ Equity	$(143)	$127
Total Assets	7	$143

_________________________
(1)	Cumulative Net Loss since incorporation through March 31, 2005 under US GAAP was ($(770,476).

(2)
a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
b) Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal year ended March 31, 2005 the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent nine months is also provided along with the data for the fiscal quarter ended June 30, 2005.

For purposes of this table, the rate of exchange means the noon buying rate for cable transfers in foreign currencies by the Bank of Canada. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar

Period	Average	High	Low	Close

August 2005	1.20	1.21	1.20	1.20
July 2005	1.22	1.22	1.22	1.22
June 2005	1.24	1.25	1.24	1.24
May 2005	1.26	1.26	1.25	1.25
April 2005	1.24	1.24	1.23	1.24
March 2005	1.22	1.22	1.21	1.22
February 2005	1.24	1.24	1.24	1.24
January 2005	1.23	1.23	1.22	1.23
December 2004	1.22	1.22	1.21	1.22

Fiscal Quarter Ended June 30, 2005	1.24	1.24	1.23	1.23

Fiscal Year Ended March 31, 2005	1.23	1.23	1.22	1.23

3.B. Capitalization and Indebtedness

No disclosure necessary

3.C. Reasons For The Offer And Use Of Proceeds

No disclosure necessary

3.D. Risk Factors

Risks Related to the Company

Cumulative Unsuccessful Exploration Efforts By Evolving Gold Personnel Could Result In the Company Having to Cease Operations

The expenditures to be made by Evolving Gold in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Evolving Gold having to cease operations.

Evolving Gold Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations

The properties in which Evolving Gold has an interest or the concessions in which Evolving Gold has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Evolving Gold does not ultimately find a body of ore, it would have to cease operations.

Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative net loss since the Issuer’s inception of the exploration stage, according to U.S. GAAP, is $770,476. The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Issuer’s capital stock.

Evolving Gold currently has 835,000 share purchase options outstanding and 1,282,742 share purchase warrants outstanding. If all of the share purchase options and share purchase warrants were exercised, the number of common shares issued and outstanding would increase from 8,562,842 (as of September 28, 2005) to 10,680,584. This represents an increase of 25% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Evolving Gold And Shareholders Could Find It Difficult to Sell Their Stock

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Evolving Gold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations

While engaged in the business of exploiting mineral properties, the nature of Evolving Gold’s business, its ability to continue its exploration of potential exploration projects, and to build a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Evolving Gold’s growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Lawrence Dick and its Corporate Secretary and Chief Financial Officer, Mr. Warren McIntyre. We do not carry key person insurance on senior management and other personnel.

Evolving Gold’s Directors may have a Conflict of Interest with the Company as such Directors or Senior Management also Serve on Boards of Companies in the same Industry as the Company

Directors of the Company also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both the Issuer and such other companies. Furthermore, those other companies may participate in the same properties as those in which the Issuer has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of the Issuer. If the directors fail to do so, however, there could be material adverse consequences to the Issuer, its business and results of operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Evolving Gold’s Stockholders

Because the success of Evolving Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 835,000 share purchase options outstanding, which, if exercised, would result in an additional 835,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Evolving Gold. The Issuer is a corporation incorporated in Canada under the CBCA. A majority of the Issuer’s directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)           where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)            the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)            the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)            a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)            the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)            the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)            there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a “foreign private issuer”, Evolving Gold is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data. This data includes:

1.            Insider trading data disclosed on Canadian regulatory websites is different.

2.            U.S. companies have specified content and filing requirements regarding disclosures to shareholders for the annual meeting and Canadian regulations specify a modestly different content.

3.            Canadian interim financial statements are not necessarily prepared according to U.S. GAAP.

4.            The filing deadlines for foreign private issuers are different than for U.S. issuers.

Evolving Gold’s Possible Foreign Investment Company Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that the Company could be considered a passive foreign investment company (“PFIC”) for U.S. tax purposes for the fiscal year ended March 31, 2005. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company.

In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E “United States Tax Consequences.”

Risks Related to the Industry

Operating Hazards and Risks Associated with the Mining Industry Could Result in Evolving Gold Having to Cease Operations

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. Evolving Gold may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Evolving Gold to cease operations.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Evolving Gold to Cease Operations

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. (Evolving Gold has the required permissions to enable it to engage in exploration work consisting of rock sampling and geophysical mapping. Work was scheduled to be carried out on or before July 22, 2005, however, work remains outstanding and further work commitments will be made by the Company. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Environmental regulations which impact work on the Murray Property include filing a safety plan, a spill contingency plan and an emergency evacuation procedure. Management has delayed completion of such plans as they negotiate work commitments on the Murray Property.

Large increases in capital expenditures resulting from any of the above factors could force Evolving Gold to cease operations.

Mineral Prices May Not Support Corporate Profit for Evolving Gold

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are found (which is not guaranteed), a profitable market may not exist for the sale. If a profitable market does not exist, Evolving Gold may have to cease operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History of the Company

Incorporation and Name Changes

The Company was incorporated under the CBCA on June 19, 2003 as 6109527 Canada Ltd. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company’s registered office is c/o its solicitors, Lang Michener LLP, 1500 – 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, telephone number (604) 689-9111. The Company’s principal place of business is Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, telephone number (604) 685-6375 and facsimile number (604) 669-2960. The Company’s website address is www.evolvinggold.com and e-mail address is info@evolvinggold.com. The Company’s contact person is Mr. Lawrence Dick, President and Chief Executive Officer. The Issuer’s fiscal year ends March 31.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario, Canada on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the “CNQ”) for the listing of its common shares on the CNQ, under stock symbol “GOLD”. The Company officially began trading on the CNQ on June 14, 2004. The shares of the Company began trading on the Over-The-Counter Bulletin Board Quotation System under the symbol “EVOGF” on July 25, 2005.

The Issuer has unlimited common shares without par value authorized. As at March 31, 2005, the end of the Company’s most recent fiscal year, there were 7,350,100 common shares issued and outstanding. As at June 30, 2005, the end of the Company’s most recently completed fiscal quarter, there were 7,782,842 common shares issued and outstanding. As of September 28, 2005, there were 8,562,842 common shares issued and outstanding.

Share Issuances

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The following table shows the monies raised by the Company as at August 31, 2005:

Nature of Share Issuance	Number of Shares	Amount

Issue of Common Shares (1)	100	$100
Exercise of Special Warrants (2)	5,750,000	$286,500
Exercise of Special Warrants (3)	200,000	$10,000
Exercise of Special Warrants (4)	200,000	$10,000
Issue of Common Shares (5)	400,000	$64,000
Issue of Common Shares (6)	600,000	$96,000
Issue of Common Shares (7)	200,000	$32,000
Issue of Common Shares (8)	432,742	$285,610
Exercise of Warrants (9)	40,000	$10,000
Exercise of Options (10)	50,000	$17,000
Issue of Common Shares (11)	400,000	$228,000
Issue of Common Shares (12)	290,000	$145,000
Total	8,562,842	$1,184,210

_______________________
(1)	These shares were issued to Alicia Cumming and Zimtu, the founders of the Issuer.

(2)
The Company issued 1,400,000 Series “A” Special Warrants at $0.01 per warrant for proceeds of $14,000. The Company issued 3,250,000 Series “B” Special Warrants at $0.05 per warrant for total proceeds of $162,500. The Company issued 1,100,000 Series “F” Special Warrants at $0.10 per warrant for total proceeds of $110,000. Each Series “A”, “B” and “F” Special Warrant is exchangeable into one common share of the Company on or before the fifth day after the regulatory authorities of British Columbia, Alberta and Ontario issue a final receipt for a prospectus. The final receipt was issued on May 14, 2004 and all “A”, “B” and “F” Special Warrants were exercised.

(3)
These Series “L” Special Warrants were issue at $0.05 per warrant for proceeds of $10,000 in September 2003 pursuant to an agreement for services with the Issuer’s Canadian legal counsel, Mr. Bruce Bragagnolo.

(4)
These Series “P” Special Warrants were issued at $0.05 per warrant for proceeds of $10,000 in September 2003 pursuant to an agreement to purchase the Murray Property. These Special Warrants have not been exercised as at September 28, 2005.

(5)
Pursuant to the acquisition of the Winnemucca Mountain Property, the Company issued 100,000 common shares to Golden Arc Mining and Refining Inc. (“Golden Arc”), 200,000 common shares to Golden Sands Exploration Inc. (“Golden Sands”) and 100,000 common shares with respect to finder’s fees on December 10, 2004, each share was issued at $0.16 per share.

(6)	Pursuant to the private placement on January 10, 2005, the Company issued 600,000 common shares at $0.16 per share.

(7)	Pursuant to the acquisition of the Winnemucca Mountain Property, the Company issued 200,000 common shares to Golden Sands at a deemed price of $0.16 per share on February 25, 2005.

(8)	Pursuant to the shares for debt private placement on May 25, 2005, the Company issued 432,742 common shares at a deemed price of $0.66 per share.

(9)	In July 2005, 40,000 warrants were exercised at a price of $0.25 per share.

(10)	On May 19, 2005, Penny Burnham, an employee of the Company, exercised 50,000 options at an exercise price of $0.34 per share.

(11)	Pursuant to the acquisition of the Winnemucca Mountain Property, the Company issued an additional 400,000 common shares to Golden Sands at a deemed price of $0.57 per share on August 25, 2005.

(12)	Pursuant to the private placement on September 14, 2005, the Company issued 290,000 common shares at a deemed price of $0.50 per share.

Capital Expenditures

Fiscal Year

Fiscal 2004 (First year of operations)                None
Fiscal 2005 to date                                                None

4.B. BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties with the goal of placing into production any properties warranting such.

On July 22, 2004, the Company entered into a property option agreement (as amended on September 16, 2004) (the "Murray Property Option Agreement") with International Zimtu Technologies Inc. (“Zimtu”) pursuant to which the Company was granted an option to acquire a 70% undivided interest in a mineral property located in the Cameron River Area of the Northwest Territories, Canada, which is known as the Murray Property (the “Murray Property”). At the time of the Murray Property Option Agreement was entered into, the Company was a wholly owned subsidiary of Zimtu and as such, may be considered to be a party not dealing at arm’s length with Zimtu because of the common management. The Murray Property was originally staked by Jody Dahrouge and sold to Zimtu for the $13,200 cost of staking and a 1% royalty. The Company is exploring for gold on the Murray Property. The Murray Property is in a preliminary stage of exploration and does not have a known commercial body of ore or minerals.

Under the terms of the Murray Property Option Agreement, the Company agreed to acquire all of Zimtu’s right, title and interest in and to the Murray Property and assume all liabilities and obligations in respect thereof in consideration for $17,000 cash in the signing of the Agreement (paid) and the issuance of 200,000 of the Series “P” Special Warrants to Zimtu (issued). The Company must also incur $250,000 in exploration expenditures on the Murray Property as follows: $15,000 on or before November 1, 2004, $85,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006. Zimtu is to receive a royalty equal to 1% of the net smelter returns (“NSR”) on minerals other than diamonds and 1% of the gross productions (“GOR”) of diamonds from the Murray Property. The Company can purchase one half of each royalty for $500,000. With respect to the $15,000 exploration expenditure to be made on or before December 1, 2004, the Company has contributed $6,226.50 for extension of the work program and $2,577.23 for maps, geology and site visit preparations with the remainder payment extended to on or before July 22, 2005. Currently, payments have not been made and arrangements to extend the time frame for the work commitments are being discussed.

Zimtu acquired the Murray Property pursuant to a Mineral Property Agreement dated June 10, 2003 between Zimtu and Jody Dahrouge. Under this agreement, Mr. Dahrouge will retain a 1% NSR royalty on mineral other than diamonds and 1% GOR royalty on diamonds from the Murray Property. Zimtu had the right to purchase one half of the NSR royalty and one half of the GOR royalty from Mr. Dahrouge for $500,000 each.

Using the funds raised in its special warrant offering, the Company’s business objective is to conduct further exploration on the Murray Property and compile that information in an effort to further define the mineralization potential of the Murray Property. The Company planned an initial exploration program to be complied by October 2004 but due to poor weather conditions, such work has been postponed and no further work has been done on the property. Additional work on the Murray Property will be contingent upon extending the time frame for the work commitments currently under discussion.

On December 3, 2004, the Company entered into the Winnemucca Option and Royalty Agreement, as amended on January 7, 2005 and as further amended on February 25, 2005, pursuant to which the Company was granted an option (the “Winnemucca Option”) to acquire a 100% interest in 62 unpatented mining claims (subsequently increased to 272 unpatented mining claims) located in Humboldt County, Nevada. In order to exercise the Winnemucca Option, the Company must incur exploration expenditures of US$4,000,000, make aggregate cash payments to Golden Sands of US$70,000 at various times on or before March 31, 2005 and issue and deliver 1,800,000 shares in the capital of the Company as more particularly described in Item 4D, “The Winnemucca Mountain Property”.

On May 4, 2005, the Company entered into an option and royalty agreement with Geocore Exploration Inc.

(“Geocore”) (the “Geocore Option and Royalty Agreement”), pursuant to which the Company was granted the option to acquire an 80% interest in Geocore’s property situated in Labrador, Canada (the “Labrador Property”). The option comprises of two parts: (1) the option to acquire a 60% interest in the Property; and (2) the option to acquire a further 20% interest, for a total of 80% interest in the Property. The first option is exercisable by the Company upon paying Geocore $35,000 on signing the Geocore Option and Royalty Agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by the Company incurring $1 million of cumulative exploration expenses by October 31, 2008.

During Fiscal 2005, to date, the Issuer has concentrated the majority of its efforts on exploration work on the Winnemucca Mountain Property and the Labrador Property. The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on its properties. Further evaluation will be required on the Murray Property, Winnemucca Mountain Property and Labrador Property before a final evaluation as to the economics and legal feasibility of the properties is determined.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares. The Issuer had a negative working capital of $(143,711) at March 31, 2005, the Company’s last completed fiscal year end. As at August 31, 2005, the Issuer had a negative working capital of $(51,849).

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, respectively, the Issuer estimates that it will expend $400,000 and $600,000 on general/administrative expenses including property evaluation costs and $2 million and $3 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates that there will be no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past fiscal year. As at August 31, 2005, the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer. The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

– Not Applicable –

4.C. Organization Structure

The Issuer was incorporated under the CBCA on June 19, 2003 under the name “6109527 Canada Ltd.” The Issuer has no subsidiaries.

4.D. Property, Plant and Equipment

The Issuer subleases its office space pursuant to the terms of a written lease agreement at Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia, Canada V6E 4A2. The term of the lease is five (5) years with monthly rental payments of $1,000. The lease expires in September 2008.

The Issuer currently has a property interest created pursuant to the Murray Property Option Agreement, Winnemucca Option and Royalty Agreement and Geocore Option and Royalty Agreement.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital (approximately $3 million), over the next 3 years, will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit on each of the properties.

The Murray Property

The Murray Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Murray Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On July 22, 2003, the Issuer entered into the Murray Property Option Agreement with Zimtu, a related public company, pursuant to which the Company granted an option to acquire a 70% undivided interest in the Murray Property. At the time of the Murray Property Option Agreement the Issuer was a wholly owned subsidiary of Zimtu. Zimtu is currently a major shareholder of the Issuer, owning 3% of the outstanding shares.

Under the terms of the Murray Property Option Agreement the Issuer acquired all of Zimtu’s right, title and interest in and to the Murray Property and assumed all liabilities and obligations in respect thereof in consideration for $17,000 cash on the signing of the Murray Property Option Agreement and the issuance of 200,000 special warrants to Zimtu. The Issuer must also incur $250,000 in exploration expenditures on the Murray Property as follows: $15,000 on or before November 1, 2004; $85,000 on or before July 22, 2005; and, $150,000 on or before July 22, 2006. If these expenditures are not made by the Issuer, it will forfeit its interest in the Murray Property. Zimtu is to receive a royalty equal to 1% of the net smelter returns (“NSR”) on minerals other than diamonds and 1% of the gross production (“GOR”) of diamonds from the Murray Property. There is no assurance that any production will ever occur on this property and there are currently no known reserves on the Murray Property. The Issuer has the right to purchase one half of each royalty for $500,000. In the event that Evolving Gold fails to make these payments, it would have to forfeit the Murray Property. Pursuant to exploration expenditures to be made on or before December 1, 2004, the Issuer has made an aggregate deposit of $8,803.73 to date with the remainder payment to be extended by the parties by further negotiations.

Zimtu acquired the Murray Property pursuant to a Mineral Property Agreement dated June 10, 2003 between Zimtu and Jody Dahrouge, an unrelated individual (the “Mineral Property Agreement”). Under the Mineral Property Agreement, Mr. Dahrouge will retain a 1% NSR royalty on minerals other than diamonds and 1% GOR royalty on diamonds from the Murray Property. (There is no assurance that any production will ever occur on this property and there are currently no known reserves on the Murray Property.) Zimtu has the right to purchase one half of the NSR royalty and one half of the GOR royalty from Mr. Dahrouge for $500,000 each.

Location

The Murray Property consists of one mineral claim totalling 2,965 acres and is located 78 kilometres northeast of Yellowknife, Northwest Territories. It is three kilometres west of Gordon Lake (see map below).

Accessibility, Climate, Infrastructure and Physiography

The Murray Property is approximately 78 kilometres northeast of Yellowknife in the Northwest Territories (Figure 1). The current winter road to the Diavik and Ekati diamond mines and the Lupin gold mines passes within five kilometres east of the Murray Property, at Gordon Lake.

During summer months, access to the Murray Property is by floatplane or helicopter. During winter months access is by ski-equipped aircraft, helicopter or snowmobile from Gordon Lake. Yellowknife is the closest community and offers a complete range of supplies and services for the mineral exploration industry.

History and Previous Work

The Gordon Lake area, within which the Murray Property lies, has a history of exploration of about 70 years. Exploration of this region is considered sporadic, with long periods of inactivity punctuated by a few months of intense exploration.

Exploration on the Murray Property has been restricted to an initial trenching program in the late 1930’s to early 1940’s, and minor sampling programs in the 1980’s. No geophysical surveys have been recorded.

After the staking of the PAN claims in the late 1930’s, the Consolidated Mining and Smelting Company of Canada, an unrelated company, excavated numerous trenches and pits throughout the Murray Property area. As well, a shallow exploration shaft was sunk. Subsequent exploration by North Star Mines, an unrelated company, resulted in the excavation of at least one new trench. Since virtually all of the excavation took place over 60 years ago, the current state of the trenches and pits is questionable.

Most early analysis from the Murray Property consisted of analyses for precious metals (gold and silver), with occasional analyses for base metals. Geochemical analyses were typically for gold on whole rock (vein and wallrock) samples. Thirty-three samples collected by Nickerson (1972) were analyzed for gold and silver at the Federal Assay Office in Yellowknife.

Mineralization

A commonality of most of the showings containing gold at and near the Murray Property is quartz veining, open space and fracture fillings, replacement bodies, stockworks and silica flooding of the host rock. Gold occurs as native gold and may be associated with sulphide minerals such as arsenopyrite, pyrrhotite, pyrite, chalcopyrite and galena. The gold-bearing veins occur in structures of varying ages, suggesting multiple mineralization events, as opposed to a single mineralization episode. Quartz is most often dense blue-grey, but has also been observed as clear to milky white. The quartz is typically massive and is occasionally brecciated.

The following five zones on the Murray Property are of current interest to management:

The No. 1 Zone is the westernmost zone at the Murray Property. Large amounts of quartz at the No. 1 Zone are found as veins and replacement bodies.

The No. 3 Zone is northeast of the other zones and parallels a shear zone. This zone is composed of massive blue-gray quartz and quartz stockwork replacement bodies.

The No. 5 Zone is located to the southwest of the No. 3 Zone. Massive quartz veins or replacement fillings within host rock, which is combined with silica, characterize this zone.

Quartz veins and stringers in silicified wallrock are prevalent at the No. 6 Zone, which is located directly east of the No. 1 Zone.

Management believes that the No. 7 Zone, which is south of the other zones, may contain significant gold mineralization. (This has not been proven to date and is based on visual observation by management.) Mineralization is contained within a 0.5 to 2.5 foot wide by 30 foot long quartz-filled fracture that is perpendicular to the strike of the surrounding rock.

Planned Work Program by the Issuer

To date, the Issuer has completed no work, other than minor exploration work on the Murray Property to fulfill the terms of the Murray Option Property Agreement. Management commissioned and received an independent technical report on the Murray Property, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Summary Report on the Murray Property” dated September 3, 2003 (the “Murray Report”) was prepared by independent consulting geologist Gary Vivian, P. Eng.

The Issuer planned to engage in exploration work on the Murray Property through the end of calendar 2004 with a budget of $15,000, however, due to unfavourable weather conditions, the Issuer has deferred such exploration expenditures and no further work has been done on the Murray Property to date. An initial work program will consist of geologic mapping and rock sampling over a three week period. The success of this initial phase of work will be evaluated based on the assays returned from the sampling, and the surface and subsurface continuity of the mineralized zone based on the geologic mapping. Should these factors indicate that there is not a clearly defined target on the Murray Property, and then no additional funds would be expended on exploration. However should, significant gold grades over or along a geological or geophysical feature be encountered, then a drilling program would be called for to test the gold grades in the subsurface. There is no detailed plan of exploration beyond this point. The total meterage of holes to be drilled cannot be estimated until the basic first phase of sampling and geological and geophysical mapping is complete, however combined drilling and assaying costs will run between $150 and $200 per metre, and an initial drilling program consisting of 1,000 metres would not be unreasonable.

If positive assay results are obtained then additional drilling programs and cost expenditures would be necessary. In vein deposits, such as the Murray Property, a final drill hole pattern on 50 metre vertical and horizontal intervals, and possibly less would be required to define a mineral reserve. Decision points may occur after or during the drilling program as to whether the Murray Property has a reasonable chance of outlining ore. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is remote, there is always a high probability that the properties of Evolving Gold do not contain reserves, and any funds spent on exploration will probably be lost. Even if ultimately successful in outlining a sufficient tonnage and grade of mineralization, extensive engineering studies are required to determine whether the mineralization would constitute an ore reserve.

Mr. Gary J. Vivian, B.S., M.S. Geology, will conduct the initial geological mapping and sampling on behalf of Evolving Gold. Mr. Vivian graduated with a Master of Science degree from the University of Alberta in 1987 and had worked as a geologist with Noranda Exploration Company Ltd. for nine years. Since 1988 he has worked with Aurora Geosciences, Ltd., a geological consulting company of which he is a full partner.

The Winnemucca Mountain Property

The Winnemucca Mountain Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Company’s interest in the Winnemucca Mountain Property also stems from previous exploration work described below.

Acquisition of Interest

On December 3, 2004, the Company entered into the Winnemucca Option and Royalty Agreement, as amended on January 7, 2005 and as further amended on February 25, 2005, pursuant to which the Company was granted the Winnemucca Option to acquire a 100% interest in 62 unpatented mining claims (subsequently increased to 272 unpatented mining claims as discussed further below) located in Humboldt County, Nevada (the “Winnemucca Mountain Property”). In order to exercise the Winnemucca Option, the Company must incur exploration expenditures of US$4,000,000, make aggregate cash payments to Golden Sands of US$70,000 at various times on or before March 31, 2005 and issue and deliver 1,800,000 shares in the capital of the Company as follows:

(a)	Cash Payments
	➢	US$30,000 on or before January 7, 2005 (paid);
	➢	US$40,000 on or before March 31, 2005 (paid);

(b)	Share Issuances
	➢	Issue 100,000 shares in the name of Golden Arc and deliver to Golden Sands on signing the agreement (issued);
	➢	Issue 200,000 shares to Golden Sands on or before December 15, 2004 (issued);
	➢	Issue 200,000 shares to Golden Sands on or before February 25, 2005 (issued);
	➢	Issue 400,000 shares to Golden Sands on or before August 31, 2005 (issued);
	➢	Issue and deliver 400,000 shares to Golden Sands on or before August 31, 2006;
	➢	Issue and deliver 500,000 shares to Golden Sands on or before December 31, 2007;

(c)	Exploration Expenditures
	➢	Incur as exploration expenditures on or before December 31, 2005, an amount not less than 70% of the total funds raised by the Company on or before October 31, 2005;
	➢	Incur exploration expenditures of US$1,000,000 on or before December 31, 2006;
	➢	Cumulative exploration expenditures of US$2,000,000 on or before December 31, 2007;
	➢	Cumulative exploration expenditures of US$4,000,000 on or before December 31, 2008.

A finder’s fee of 100,000 common shares in the capital of the Company was issued in connection with the acquisition of the Winnemucca Mountain Property in December 2004.

Under the Winnemucca Option and Royalty Agreement, any unpatented or patented mining claims located within three miles of the subject claims acquired or located would, at the option of the other parties, form part of the subject claims. Since entering into the Winnemucca Option and Royalty Agreement, 210 additional claims have been staked on behalf of Golden Sands with the result that there are now 272 unpatented subject claims in total.

The Winnemucca Mountain Property is subject to a 2% NSR royalty. The Company has the right to purchase the royalty relating to the first 37 unpatented mining claims (the “Golden Arc Claims”) listed in the table below and any other unpatented mining claims which may become subject to the option and royalty agreement (the “Underlying Option Agreement”) dated March 22, 2004 between AHL and Golden Arc for US$1,000,000 for each of the two percentage royalty points. The Company is required to pay, in addition to the mentioned option payments due March 31, 2005, advance royalty payments of US$10,000 by December 3, 2005, the first anniversary of the Option and Royalty Agreement, US$10,000 by December 3, 2006, the second anniversary of the Winnemucca Option and Royalty Agreement and US$20,000 by December 3, 2007, the third anniversary of the Winnemucca Option and Royalty Agreement and each successive anniversary until production commences at which time the obligation to pay advance royalty payments will terminate. The total of the advance royalty payments is to be deducted from the total amount of NSR royalty payable under the Winnemucca Option and Royalty Agreement.

Mineral Claims

The Winnemucca Mountain Property consists of 272 unsurveyed contiguous mining claims covering approximately 2,115 hectares on Lands administered by the Bureau of Land Management (“BLM”), US Department of the Interior.

These claims have been recorded with the BLM as follows:(1)

Claim Name	BLM Serial No.	Registered Owner(3)	Location Date	Expiry Date(4)
The Golden Arc Claims
WM #1	NMC 733156	AHL Holdings Ltd.	01/04/1996	Sept. 1, 2006
WM #2	NMC 405978	Arctic Precious Metals(2)	04/11/1987	Sept. 1, 2006
WM #3	NMC 733157	AHL Holdings Ltd.	01/04/1996	Sept. 1, 2006
WM #4	NMC 405980	Arctic Precious Metals (2)	04/11/1987	Sept. 1, 2006
WM #5	NMC 733158	AHL Holdings Ltd.	01/04/1996	Sept. 1, 2006
WM #6	NMC 405982	Arctic Precious Metals(2)	04/11/1987	Sept. 1, 2006
WM #8	NMC 405983	Arctic Precious Metals(2)	04/11/1987	Sept. 1, 2006
WM # 10	NMC 405984	Arctic Precious Metals(2)	04/11/1987	Sept. 1, 2006
Golden West #6	NMC 733140	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #7	NMC 733141	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #8	NMC 733142	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #9	NMC 733143	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #10	NMC 733144	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #11	NMC 733145	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #12	NMC 733146	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
________________________
(1)
Claim data on the Winnemucca Mountain Property have been provided to the author of the report by AHL. The author of the report has not independently reviewed or verified any of the claim details. Therefore, the author of the report has no opinion on the validity of the claims. Claim posts placed before 2004 may have been destroyed by range fires.

(2)
Under the terms of the Underlying Option Agreement, Golden Arc was required to have the title to all mineral claims subject to that agreement transferred to AHL As of the date of the report, all of such transfers except five have been completed and AHL has advised the Company that it reasonably believes that the last five transfers will be effected shortly.

(3)	If the option contained in the Underlying Option Agreement is not exercised, then AHL is required to return title to the Golden Arc Claims to Golden Arc.
(4)
In order to maintain the mineral claims comprising the Winnemucca Mountain Property in good standing, the Company must pay to the BLM a maintenance fee of US$135 per mineral claim prior to September 1, 2006 and, in each successive year, the Company must pay the County in which the mining claims are located (the Humboldt County) a yearly fee prior to November 1 and file a form called an “Intent to Hold”. If the Company fails to duly pay such fees and file such form, then the mining claims will lapse and the Company will lose all interest that it has in these mining claims.

Claim Name	BLM Serial No.	Registered Owner(3)	Location Date	Expiry Date(4)
Golden West #13	NMC 733147	AHL Holdings Ltd.	01/02/1996	Sept. 1, 2006
Golden West #14	NMC 733148	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Golden West #15	NMC 733149	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Golden West #16	NMC 733150	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Golden West #17	NMC 733151	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Golden West #18	NMC 733152	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Golden West #19	NMC 733153	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Gold West Frac A	NMC 733154	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
Gold West Frac B	NMC 733155	AHL Holdings Ltd.	01/03/1996	Sept. 1, 2006
T & C #1	NMC 479032	AHL Holdings Ltd.	05/08/1988	Sept. 1, 2006
T & C #2	NMC 479033	AHL Holdings Ltd.	05/08/1988	Sept. 1, 2006
T & C #3	NMC 479034	AHL Holdings Ltd.	05/08/1988	Sept. 1, 2006
TJ #12	NMC 155540	AHL Holdings Ltd.	04/02/1980	Sept. 1, 2006
TJ #14	NMC 733159	AHL Holdings Ltd.	01/04/1996	Sept. 1, 2006
TJ #15	NMC 733160	AHL Holdings Ltd.	01/04/1996	Sept. 1, 2006
TJ #16	NMC 155544	AHL Holdings Ltd.	04/04/1980	Sept. 1, 2006
TJ #17	NMC 155545	AHL Holdings Ltd	04/04/1980	Sept. 1, 2006
TJ #18	NMC 155546	AHL Holdings Ltd	04/04/1980	Sept. 1, 2006
TJ #19	NMC 155547	AHL Holdings Ltd.	04/04/1980	Sept. 1, 2006
TJ #29	NMC 155557	AHL Holdings Ltd.	04/04/1980	Sept. 1, 2006
TJ #30	NMC 155558	AHL Holdings Ltd.	04/17/1980	Sept. 1, 2006
TJ#34	NMC 155562	AHL Holdings Ltd.	04/17/1980	Sept. 1, 2006
WM#101	NMC 887954	AHL Holdings Ltd.	11/10/2004	Sept. 1, 2006
WM#102	NMC 887954	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#103	NMC 887956	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#104	NMC 887957	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#105	NMC 887958	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#106	NMC 887959	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#107	NMC 887960	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#108	NMC 887961	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#109	NMC 887962	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#110	NMC 887963	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#111	NMC 887964	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#112	NMC 887965	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#113	NMC 887966	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#114	NMC 887967	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#115	NMC 887968	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#116	NMC 887969	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#117	NMC 887970	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#118	NMC 887971	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#119	NMC 887972	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#120	NMC 887973	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#121	NMC 887974	AHL Holdings Ltd	11/13/2004	Sept. 1, 2006
WM#122	NMC 887975	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#123	NMC 887976	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#124	NMC 887977	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#125	NMC 887978	AHL Holdings Ltd	11/10/2004	Sept. 1, 2006
WM#126	NMC 887979	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#127	NMC 887980	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#128	NMC 887981	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#129	NMC 887982	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#130	NMC 887983	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#131	NMC 887984	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006

Claim Name	BLM Serial No.	Registered Owner(3)	Location Date	Expiry Date(4)
WM#132	NMC 887985	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#133	NMC 887986	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#134	NMC 887987	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM#135	NMC 887988	AHL Holdings Ltd	12/10/2004	Sept. 1, 2006
WM# 136	NMC 894073	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 137	NMC 894074	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 138	NMC 894075	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 139	NMC 894076	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 140	NMC 894077	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 141	NMC 894078	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 142	NMC 894079	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 143	NMC 894080	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 144	NMC 894081	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 145	NMC 894082	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 146	NMC 894083	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 147	NMC 894084	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 148	NMC 894085	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 149	NMC 894086	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 150	NMC 894087	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 151	NMC 894088	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 152	NMC 894089	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 153	NMC 894090	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 154	NMC 894091	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 155	NMC 894092	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 156	NMC 894093	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 157	NMC 894094	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 158	NMC 894095	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 159	NMC 894096	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 160	NMC 894097	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 161	NMC 894098	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 162	NMC 894099	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 163	NMC 894100	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 164	NMC 894101	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 165	NMC 894102	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 166	NMC 894103	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 167	NMC 894104	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 168	NMC 894105	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 169	NMC 894106	AHL Holdings Ltd	02/02/2005	Sept. 1, 2006
WM# 170	NMC 894107	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 171	NMC 894108	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 172	NMC 894109	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 173	NMC 894110	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 174	NMC 894111	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 175	NMC 894112	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 176	NMC 894113	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 177	NMC 894114	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 178	NMC 894115	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 179	NMC 894116	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 180	NMC 894117	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 181	NMC 894118	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 182	NMC 894119	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 183	NMC 894120	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 184	NMC 894121	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006

Claim Name	BLM Serial No.	Registered Owner(3)	Location Date	Expiry Date(4)
WM# 185	NMC 894122	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 186	NMC 894123	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 187	NMC 894124	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 188	NMC 894125	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 189	NMC 894126	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 190	NMC 894127	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 191	NMC 894128	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 192	NMC 894129	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 193	NMC 894130	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 194	NMC 894131	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 195	NMC 894132	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 196	NMC 894133	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 197	NMC 894134	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 198	NMC 894135	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 199	NMC 894136	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 200	NMC 894137	AHL Holdings Ltd	02/03/2005	Sept. 1, 2006
WM# 201	NMC 894138	AHL Holdings Ltd	02/04/2005	Sept. 1, 2006
WM# 202	NMC 894139	AHL Holdings Ltd	02/04/2005	Sept. 1, 2006
WM# 203	NMC 894140	AHL Holdings Ltd	02/04/2005	Sept. 1, 2006
WM# 204	NMC 894141	AHL Holdings Ltd	02/04/2005	Sept. 1, 2006
WM# 217 – WM# 347(5)	To be recorded	AHL Holdings Ltd	09/01/2005	To be recorded

(5)	The WM 217-347 claims were staked directly by AHL on September 1, 2005. Such claims will be recorded with the BLM on or before November 30, 2005.

Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Winnemucca Mountain Property is located in northwestern Nevada, approximately 6 kilometres northwest of the municipality of Winnemucca. The property is within the Winnemucca Mountain Mining District of Humboldt County. The claims are situated on certain sections of the west flank of the Winnemucca Mountain. A map showing the location of and access to the Winnemucca Mountain Property is attached on page 25.

The Winnemucca Mountain Property is accessible from State Route 49, a graded gravel road from Winnemucca to Jungo. The claims that comprise the Winnemucca Mountain Property lie in an irregular, northerly trending block along the western flanks of Winnemucca Mountain. The mountain slopes are generally moderate along the west side of the claims, steepening on the east and in drainages. Pediment and alluvium cover is extensive, particularly in the western, or lower, part of the property where a classic bajada is developed. Within the claims, elevations range from approximately 1435 metres in the southwest corner to nearly 2000 metres in the east. The area is devoid of trees, and vegetation consists of sagebrush and sparse grass. The climate in southern Humboldt County is arid with annual rainfall averaging 20 cm (8 inches; Winnemucca Chamber of Commerce Website) and snowfall of 38 cm (16 inches; Nevada Climate Summaries Website). The area is characterized by hot summers and short, cold winters.

History and Previous Work

Gold and silver were first discovered in the Winnemucca Mining District in 1863 and several smelters were constructed along the Humboldt River during the 1860’s. In late 1988, Santa Fe Pacific Mining, Inc. (now Newmont Mining Corporation) (“Santa Fe”) entered into a joint venture with Arctic Precious Metals Inc. with respect to the Winnemucca Mountain Property and became operator. Previous exploration work performed by Santa Fe focused on the pediment-covered Swordfish Zone. Between 1988 and 1990, Santa Fe conducted geological mapping, rock sampling, trenching, CSAMT, induced polarization geophysical surveys, collected 286 auger hole bedrock samples and completed a total of 18,260 metres (52,470.8 feet) in 73 reverse circulation drill holes. In 1994, Anvil Resources Ltd. acquired the Winnemucca Mountain Property, became project operator and performed internal compilation work, prepared topographic base map and collected surface samples to confirm previous gold tenors. An induced polarization (IP) survey conducted in 1996 confirmed that resistivity highs correlated well with known mineralized areas and delineated two new target zones. There has been no record of exploration work since 1996.

Present Condition and Current State of Exploration

The Winnemucca Mountain Property is undeveloped and does not contain any open-pit or underground mines. There is no plant or equipment located on the property. No reserves have been identified on the mineral claims that comprise the Winnemucca Mountain Property.

Mineralization

The Winnemucca Mountain Property and surrounding area has had a long history of mineral exploration. As a result, gold occurrences and targets have been identified at several areas within the current property boundaries. Types of gold-bearing occurrences identified to date on the Winnemucca Mountain Property are: quartz stockworks in hornfelsed intrusive contact zones, quartz veins, volcanic breccias, and quartz-calcite veins.

Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone. Near the end of Santa Fe’s tenure on the Winnemucca Mountain Property, gold mineralization was found approximately 500 metres northeast of the Swordfish Zone, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish. The SF Extension, and beyond to the northeast, is a high-priority drill target for the Company.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail.

Planned Work Program by the Issuer

The Company has obtained a geological report on the Winnemucca Mountain Property prepared by Harmen J. Keyser, Professional Geologist dated January 20, 2005. The geological report has been prepared in accordance with the requirements of National Instrument Policy 43-101. The geological report recommends the completion of a two stage exploration program on the Winnemucca Mountain Property, with the first stage consisting of geochemical sampling, geophysical surveying and geological mapping, and the second stage consisting of a drilling program. The Company plans to complete the recommended two-stage work program during the 2005 spring and summer months. The first stage of the work program is estimated to cost US$100,000 and will include: obtaining all missing exploration data from prior operators for thorough compilation and review of existing exploration data and acquire additional land if necessary; mapping the Winnemucca Mountain Property and surrounding areas with special attention paid to understanding structure and investigate outcropping gold mineralization reported in the eastern part of the property; a complete reconnaissance scale soil sampling with more detailed sampling in the area of the Swordfish and other potential targets; and carrying out CSAMT and/or induced polarization surveying as orientation and reconnaissance in the known Swordfish zone and other potential targets and expand the survey area if positive results are obtained. If geological evaluation of the first stage of the work-program indicates that the second stage of the exploration program is warranted and the Company is able to obtain additional financing, the Company will proceed to the second stage of the work program, estimated to cost US$300,000, to continue exploration by reverse circulation drilling.

To satisfy exploration expenditure obligations under the Winnemucca Option and Royalty Agreement and to effect the planned two-stage work-program, the Company must raise approximately US$571,429 in total (US$142,857 for first stage and US$428,571 for the second stage). The Company plans to raise funds for the work-program through equity financing. There is no assurance that the Company will be able to raise the funds necessary to proceed with the second stage of the exploration program even if the second stage of the exploration program is recommended.

Labrador Property

The Labrador Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Labrador Property stems from being underlain by copper-nickel orebody and the results of previous exploration work as described below.

Acquisition of Interest

On May 4, 2005, the Company entered into the Geocore Option and Royalty Agreement, pursuant to which the Company was granted the option to acquire an 80% interest in the Labrador Property. The option comprises of two parts: (1) the option to acquire a 60% interest; and (2) the option to acquire a further 20% interest, for a total of 80% interest, both in the Labrador Property. The first option is exercisable by the Company upon paying Geocore $35,000 on signing the Geocore Option and Royalty Agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by the Company incurring $1 million of cumulative exploration expenses by October 31, 2008.

Mineral Claims

The property consists of two mineral rights licences covering a total of 7,900 hectares. The original property held by Geocore consisted of mineral licence number 798M and 799M which were amalgamated into one new mineral rights licence 009710M. The southern portion of mineral licence 009710M (formerly 798M, Ikadlivik Brook) consists of 92 claims covering 2,300 hectares. The NE corner is located at 56° 24’ N and 62° 19’ W. The northern portion of mineral licence 009710M (formerly 799M, Annakhtalak Bay) is contiguous to the north of 798M and consists of 100 claims covering 2,500 hectares. It’s NE corner is located at 56° 29’ N and 62° 15’ W. These former licences are situated some 40 to 44 kilometres west-southwest of the village of Nain on the east coast of northern Labrador. For descriptive purposes, the southern and northern portions of mineral licence 009710M will be referred to their former names licence 798M and 799M.

Mineral rights licence 011037M, consisting of 124 claims and covering some 3,100 hectares forms part of the property subject to the Geocore Option and Royalty Agreement. These claims were map staked on May 18, 2005 and the licence was issued June 17, 2005. This licence adjoins the former mineral licence 798M on the west.

Mineral licence 798M was acquired by Fleck Resources Ltd. (now Polymet Mining Corp.) in 1994 (licence was issued on December 22, 1994). An option was granted to Anvil Resources Ltd. to acquire a 50% interest in the property by incurring exploration expenses of $1.35 million by October 31, 1999 on this property and on mineral licence 799M (licence issued on December 22, 19994) of Pacific Golden Spike Resources Ltd. (also held under option) which adjoins licence 798M on the north. In 1998, both mineral licences 798M and 799M were acquired by Geocore (formerly Anvil Resources Ltd.). In 2003, the two licences were amalgamated to become mineral rights licence 009710M with a renewal date of December 22, 2009. According to the Mines and Energy Mineral Rights Database System Report, a report on the Labrador Property is due February 20, 2006 and $110,002.72 must be expended on the licence by December 22, 2007.

Location

The Labrador Property is located near the coast of northern Labrador, Canada, approximately 40 kilometres west-southwest of the village of Nain. The property is contiguous and covers an area of approximately 4,800 hectares.

Accessibility, Climate, Infrastructure and Physiography

Access to the southern part of the Labrador Property (former licence 798M and licence 011037M) is by helicopter or float plane from the village of Nain, about 44 kilometres to the east-northeast or from Goose Bay, 320 kilometres to the south. Access to the northern part of the Labrador Property (formerly Licence 799M) is by boat via Annakhtalak Bay or by helicopter or boat from Nain. Fuel and supplies for the field programs can be sent to Nain by ship container, then unloaded and ferried to the properties by helicopter. Communications from Goose Bay and Nain with exploration camps are by satellite telephone. Field personnel can be hired from Goose Bay; very little in the way of field personnel or supplies are available at Nain. There are no known environmental liabilities resulting from past work on the property.

Terrain in the Labrador Property is relatively rugged with up to 450 metres of relief. Elevation varies from near tidewater by Annakhtalak Bay at the northeast (former 799M) to 60 metres above seal level on Ikadlivik Brook, which crosses the centre of former licence 798M, to high points of 460 metres above sea level at the southern and northern ends of the property.

Climate in the area is typical of a northern coastal location with severe, cold, wet winters lasting from October to May and relatively wet, cool summers. The exploration season is restricted by the inclement climate. High winds are a common feature of the northern Labrador coast, as is frequent fog and mist.

Vegetation is sparse consisting of mosses, tundra and a few stunted willows and brushes. The northern end of the claims is largely covered by alluvium, about 10% of the claims is underlain by lakes.

History and Previous Work

In 1994, former mineral licences 798M and 799M were acquired by original vendors Teracan Ventures Inc. Prior to that time there is no recorded history of exploration on the properties.

Former Licence 798M

In early 1995, a computer enhanced gossan anomaly map for former licence 798M was derived from Landsat Imagery technology. Using the evaluation of gossans noted on this map as a starting point, a program of geological mapping, rock and sediment sampling and prospecting was carried out by Fleck Resources Ltd. An airborne Dighem V geophysical survey was carried out on licence 798M in June, 1995 and reported in December, 1995. Expenditures in 1995 totalled $86,612.84.

In 1996, Teracan Ventures conducted geological mapping and sampling on former licence 798M on an extensive grid, rock samples collected from 128 surface exposures and gossans. A zone with coincident geophysical anomalies and containing a series of gossans, with varying amounts of oxidized pyrrhotite and magnetite was located on the west central area of the property. This area was partly tested by 4,418 feet of diamond drilling in 13 holes. Expenditures during the 1996 program totalled $456,508.41.

The 1997 work program on licence 798M consisted of the preparation of two grids (Center and South), a Pulse EM survey on the Center Grid, a magnetometer and VLF-EM survey on the Center and South Grids and soil sampling for enzyme leach analysis on the Center and South Grids. A total of $242,857.95 was spent on the 1997 program.

Former Licence 799M

In 1995, work on former licence 799M consisted of prospecting, ground VLF-EM and magnetometer surveys. In addition, geological mapping was conducted along with rock-geochemistry in the central portion of the grid. Expenditures during 1995 totalled $110,731.50 on this licence. No field work was conducted in 1996. During 1997, a total of seven diamond drill holes at six sites, for a total of 3,795 feet, were completed to test anomalies indicated by the 1995 Crone geophysical surveys. All mineralized sections were sampled and assayed. Reported expenditures for 1997 totalled $224,020.38; no work has been conducted on former licence 799M since 1997.

Licence 011037M

In 1995 the area covered by the recently staked mineral rights licence 011037M was owned by the joint venture of NDT Ventures Ltd. (The Northaire Group) and Primero Industries Ltd. Work consisted of electromagnetic and magnetic surveys followed by diamond drilling. The work targeted electromagnetic conductors adjacent to an anorthosite/gneiss contact. The first target was to test a series of geophysical anomalies in an area of relative high conductance with anomalous Ni-Cu values. Details of the work and results from exploration on this property (Fraser Claims) are not known.

Present Condition and Current State of Exploration

Like the Winnemucca Mountain Property, the Labrador Property is undeveloped and does not contain any open-pit or underground mines. There is no plant or equipment located on the property. No reserves have been identified on the mineral claims that compromise the Labrador Property.

Mineralization

The mineralization sought in the Labrador Property is copper-nickel-cobalt sulphide mineralization within Middle Proterozoic mafic rocks of the Nain Plutonic Suite. The mineralization on the Labrador Property is contained within a troctolitic dyke associated with a layered and massive troctolitic mafic intrusion.

In 1995, numerous gossans on licence 798M, which were located from a study of a Landsat TM Image, were investigated by prospecting and sampling. Prospecting of these gossan sites revealed varying amounts of oxidized pyrrhotite and magnetite in anorthosite. Analytical results of rock samples from fifteen of the gossans sampled indicated above background values for copper, nickel and/or cobalt.

On the former licence 799M no gossans were reported in the anorthosites, however, rock geochemical sampling was carried out. This sampling resulted in locating above background values for copper, nickel and/or cobalt.

Diamond drill testing on former licence 798M of coincident geophysical and geological targets on the west grid area during the 1996 program consisted of 13 shallow diamond drill holes. The rock intersected in the holes is mostly fresh appearing, coarse-grained anorthosite. Sulphide mineralization in drill hole VW-1 occurs in a dark, even-textured, medium-grained magnetic rock, identified in thin section as picrite (olivine bearing gabbro).

Diamond drill testing on licence 799M was intended to test shallow VLF-EM anomalies outlined in the 1995 exploration program. Seven holes were drilled during the 1997 field season, however, no sulphides of economic interest were intersected during this program.

Results of exploration on licence 011037M are not available.

Planned Work Program by the Issuer

The Company has obtained a geological report on the Labrador Property prepared by Michael H. Sanguinetti, Professional Engineer dated June 6, 2005. The geological report recommends a success-contingent phased exploration program on mineral licences 009710M and 011037M comprising the Labrador Property to determine if sufficient potential exists warranting a more extensive exploration program. The writer of the report on the Labrador Property relied on the written reports and practical field work of other professional engineers and geologists.

Exploration Work on 009710M (formerly 798M and 799M)

Phase 1 with respect to work done on licence 009710M (formerly 798M) will include: re-establishing the Center and South Grids, ground geophysical surveys, prospecting, detailed geological mapping, rock sampling and soil sampling for enzyme leach analysis. If this initial stage is successful in locating a worthwhile target, the report recommends subsequent diamond drilling. Phase 1 with respect to work done on licence 009710M (formerly 799M) will include air photo interpretation studies (before attending the field), detailed prospecting and mapping, geochemical evaluation of existing diamond drill core, geochemical rock and soil sampling and correlation. The total estimated cost of Phase 1 is $330,000. If the initial exploration stage yields positive results, the report recommends commencing Phase 2 of the exploration program.

Phase 2 with respect to work done on 009710M is estimated to cost $400,000 and will include: geophysical and geochemical surveying and an allowance of 1,200 metres of diamond drilling. The work in Phase 2 may possibly be carried out in the same field season as that of Phase 1.

Exploration Work on 011037M

Phase 1 and Phase 2 with respect to work done on 011037M is estimated to cost $50,000 and $100,000, respectively. Phase 1 work would consist of research, compilation and evaluation of all previous exploration conducted on the area of the present licence and correlation of this data with results of exploration on mineral licence 009710M. Phase 2 work would consist of the following: geological mapping, prospecting, grid preparation and deep penetrating geophysical surveys. The report recommends that work on 011037M be carried out in conjunction with the exploration of 009710M. If Phase 1 and 2 yield positive results, the report recommends diamond drilling.

To satisfy exploration expenditures obligations under the Geocore Option and Royalty Agreement and to effect the phased success-contingent work program, the Company plans to raise $1,000,000 through equity financing. There is no assurance that the Company will be able to raise the funds necessary to proceed with the recommended work program.

Compliance with Government Regulation

Murray Property

All mineral exploration activities undertaken on the Murray Property must be completed in accordance with the Territorial Land Use Regulations of the Canadian Department of Indian and Northern Affairs. The Territorial Land Use Regulations do not impose any permitting requirements for the initial stages of exploration work involving prospecting, staking or locating a mineral claim unless the exploration requires the use of equipment or material that normally requires a permit. The regulations prescribe thresholds that will require either a Class B land use permit or a Class A land use permit depending on the amount of physical disturbance to the land. The exploration work to be completed on the Murray Property consisting of geologic mapping and rock sampling will not meet the threshold requirements that would require a land use permit due to the fact that no equipment will be necessary. Accordingly, the Company may proceed with the initial phase of exploration without any land use permit.

Winnemucca Mountain Property

The Company will be required to conduct all mineral exploration activities on the Winnemucca Mountain Property in accordance with the Bureau of Land Management of the United States Department of the Interior. No permits will be required to be obtained in connection with the completion of stage one of the planned exploration program on the Winnemucca Mountain Property. The Company will be required to obtain a permit prior to the initiation of the second stage of the recommended exploration program as this stage will involve drilling on the property. A plan of operation would be required to be submitted to the BLM in connection with the permit application. It is estimated that it would take approximately 3-6 weeks to obtain the required permit at an estimated cost of approximately US$50. The Company will also have to provide a reclamation bond in the order of US$10,000 to US$20,000 before drilling may be commenced.

To date, the Company has made payments in lieu of exploration work in the aggregate amount of $9,720 (at $135 per claim) to maintain the claims comprising the Winnemucca Mountain Property in good standing. The Company has also paid county fees to the state of Nevada.

Labrador Property

Mineral rights in Labrador are acquired by “map staking” of mineral licences composed of claim units, within which each claim measures 500 metres north-south by 500 metres east-west (25 hectares). A mineral exploration licence is issued for a term of twenty years. To maintain a licence in good standing for a twenty year term, the Company must carry out and report on exploration assessment work, and renew the licence every five years. The minimum amount of annual assessment work required to be done on each licence varies as follows:

Time Period
Cost (per claim)	(No. of Years)
$200	1
$400	5
$600	6 – 10
$900	11 – 15
$1,200	16 – 20

The renewal fee for five, ten and fifteen years are $25, $50 and $100 per claim, respectively.

An Application for Exploration Approval and Notice of Planned Exploration Work with a detailed description of the activity must be submitted to the Department of Mines and an Exploration Approval from the department received before any activity causing ground disturbance is begun.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Year Ended March 31, 2005 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

5.A. Results of Operations

The Issuer has been in existence since June 2003. Since that time, the Issuer has completed private placements and raised $251,000 in cash and has entered into the Murray Property Option Agreement, the Winnemucca Option and Royalty Agreement and the Geocore Option and Royalty Agreement. The Company’s private placements occurred in Canada pursuant to the exemption provided under Section 3.1 of Multilateral Instrument 45-103. The private placements were to Canadian residents in transactions completed in accordance with Rule 903 of Regulation S of the Securities Act of 1933 as the transactions were “offshore transactions” completed without any “directed selling efforts” in the United States, with each of the terms “offshore transactions” and “directed selling efforts” having the meanings prescribed in Regulation S. For Fiscal 2006, the Issuer intends to continue exploration efforts on the Murray Property, the Winnemucca Mountain Property and the Labrador Property to determine which property to further focus its exploration efforts.

Fiscal 2005 Ended March 31, 2005

During the year ended March 31, 2005, the Company reported a net loss of $402,218 ($0.07 loss per share) compared to a loss of $152,118 reported for the period from incorporation on June 19, 2003 to March 31, 2004. The Company did not generate any revenue during either of the reporting periods and expenses increased from $152,133 at March 31, 2004 to $402,225 for the 2005 fiscal period. The significant increase in net loss for 2005 is primarily due to four main factors. Firstly, the net loss for 2004 includes results for a shorter nine month fiscal period when the Company was not yet a registered issuer compared to the twelve month period ended March 31, 2005 when various exchange filings were required. The effects arising from this first factor are evidenced by increases of $10,787 in accounting, $24,852 in promotion and advertising and $31,569 in transfer agent expenses. Secondly, $128,165 of stock-based compensation was recorded in 2005 as compared to nil in 2004. Thirdly, $23,268 in additional legal cost was incurred relating to the purchase of the Winnemucca property option. Lastly, the Company has incurred consulting fees of $21,396 in 2005 during the process of obtaining approval to list its shares on the Over-The-Counter Bulletin Board Quotation System in the United States. Major expense items in 2005 also include management fees of $51,379 (2004 - $53,400), and consulting fees of $87,764 (2004 - $20,500). Rent and administration decreased from $41,445 to $16,800 in 2005 as the Company re-negotiated the terms of payment for this expense.

5.B. Liquidity and Capital Resources

Fiscal Year Ended March 31, 2005

Since incorporation in June 2003, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property Option Agreement, the Winnemucca Option and Royalty Agreement and Geocore Option and Royalty Agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property Option Agreement, the Company must expend a total of $250,000 on the Murray Property over a period of three years. In order to maintain the Winnemucca Option and Royalty Agreement in good standing the Company must expend a total of US$4,000,000 on the Winnemucca Mountain Property over a period of four years. In addition, the Company must incur cumulative exploration expenses of $1,000,000 by October 31, 2008 with respect to the Geocore Option and Royalty Agreement. The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

On January 10, 2005 the Company closed a non-brokered private placement of 600,000 units at a price of $0.16 per unit for total proceeds of $96,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder there of to purchase an additional common share of the Company at a price of $0.25 per share for a period of two years.

Subsequent to year end, on May 25, 2005, the Company closed a shares for debt private placement of 432,742 units at a price of $0.66 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.82 for a period of two years from the data of issuance. Such warrants have a four-month hold period expiring September 26, 2005.

On September 14, 2005, the Company closed a private placement of 290,000 units at a price of $0.50 per unit for total proceeds of $145,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.55 per share for a period of two years from the date of issuance. Such warrants have a four-month hold period expiring January 15, 2006.

Financial Condition and Cash Flows

The Company has a working capital of $127,482 as at March 31, 2004, a negative working capital of $(143,711) as at March 31, 2005 and a negative working capital as at August 31, 2005 of $(51,849). The decrease in working capital corresponds directly to the operating expenses of the Company. It also reflects the fact that, as described earlier, the Company has no revenues from operations and at this time is dependent on raising its working capital from the junior resource equity markets. As noted above, the Company remedied in part its working capital deficiency by completing a private placement financing for $96,000 in January 2005 and settling debt of $285,610 through the issuance of shares in May 2005. The Company anticipates that it will require approximately $1.5 million over the next twelve months in undertaking its plan of operations, which amount will include completion of the initial stages of exploration on the Murray Property, the Winnemucca Mountain Property and the Labrador Property. Due to these financing requirements, the Company plans to return to the junior resource capital markets in the near future in order to complete additional financings necessary to fund the Company’s ongoing operating cash requirements. The Company anticipates that it will require approximately $1.5 million in additional financing in order to undertake its plan of operations for the next twelve months. The Company does not have any arrangements in place for this financing and there is no assurance that the Company will obtain this financing.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended March 31, 2005, particularly Note 11 for quantification of the differences.

5.C. Off-Balance Sheet Arrangements

5.D. Tabular disclosure of contractual obligations

- Not Applicable. -

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition and exploration costs until the Murray Property is placed into production, sold, allowed to lapse or otherwise abandoned. All mineral property acquisition and exploration costs have been acquired for cash and/or common shares. The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs. Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”. Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock. Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144. Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after December 31, 2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
August 31, 2005

Name	Position	Age	Date of First Election Or Appointment
Lawrence Dick (1)	President, CEO & Director	53	June 19, 2003
Warren McIntyre (1)	Corporate Secretary, CFO & Director	43	June 19, 2003
Paul Cowley	Director	49	September 15, 2004
Chris Osterman (1)	Director	47	July 15, 2004
___________________
(1)	Member of Audit Committee

Lawrence Dick (President, CEO and Director): Mr. Dick is a Professional Geologist. He also serves as the President and a Director of Continuum Resources Ltd., an unrelated public company. He has been in those capacities with Continuum Resources Ltd. since 2002. During 2001 and 2002 he was a self employed geological consultant. He has been a Director of General Minerals Corp., an unrelated public company, since 1994 and he served as the Executive Vice President of General Minerals Corp. from August, 1995 until January 2001. Mr. Dick spends 50% of his time on the affairs of the Issuer.

Warren McIntyre (Corporate Secretary, CFO and Director): Mr. McIntyre has been a corporate communications consultant since January of 2001. During that time he acted as a consultant for Plus International, an unrelated public company (January 2001 until September 2001); Evolve Financial, a private investor relations firm, (2001 until October 2002); Dolphins Resorts, a chain of vacation resorts (November 2002 until February 2003); and, Continuum Resources Ltd., an unrelated public company (March 2003 to present. Mr. McIntyre spends 50% of his time on the affairs of the Issuer.

Paul Cowley (Director): Mr. Cowley is a professional geologist who received his Bachelor of Science (Honors) in Geology from the University of British Columbia in 1979. Since April of 2000 he has been the Vice President of Exploration and a Consulting Geologist for Gold City Industries Ltd., an unrelated public company. During 2002 he was also a Consulting Geologist and the Reverse Circulation Supervisor for Cumberland Resources Corp., an unrelated public company. During 2000 and 2001 he also served as a Consulting Geologist and Regional Exploration Manager for the Hope Bay Joint Venture. He was the Vice President of Exploration and a Director of Rampton Resource Corp. from April of 1997 until April of 1999. He has also served as the President, CEO and a Director since 1997 of Alliance Mining Ltd., an unrelated public company. In all of these capacities, Mr. Cowley has been involved in all facets of mineral exploration. Mr. Cowley spends 5% of his time on the affairs of the issuer.

Chris Osterman (Director): Dr. Osterman has 25 years of experience in the mining and exploration industry. Starting as a mining engineer at the San Manuel mine in Arizona in 1979, Dr. Osterman later received a M.S. in Geological Engineering from the University of Arizona (1984) and a Ph.D. in Geology from the Colorado School of Mines (1999). His experience includes gold, nickel and copper mining and exploration in Southern Africa, silver exploration in Bolivia and porphyry copper exploration in Mexico, Chile, Peru and Mongolia. He has spent over three years in search for epithermal gold and silver deposits in the western Sierra Madres and porphyry copper deposits in Sonora, Mexico. Dr. Osterman has been self-employed for the past five years. Dr. Osterman spends 10% of his time on the affairs on the issuer.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended March 31, 2005 was consulting fees of $52,500.

Table No. 7
Stock Option Grants / Senior Management / Directors
as at September 28, 2005

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Dr. Lawrence A. Dick	185,000	100%	$0.82	May 16, 2005	May 16, 2009	$0.82
Dr. Chris Osterman	250,000	100%	$0.25	July 15, 2004	July 15, 2009	$0.25
Paul Cowley	250,000	100%	$0.25	September 15, 2004	September 15, 2009	$0.25

The following table gives certain information concerning stock option exercises during Fiscal 2005 and by our Senior Management and Directors. It also gives information concerning stock option values.

Table No. 8
Aggregated Stock Options Exercises / Unexercised Stock Options
Stock Option Values / Senior Management/Directors
as at September 28, 2005

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End Exercisable/Unexercisable
Dr. Chris Osterman	Nil	Nil	250,000	Nil
Paul Cowley	Nil	Nil	250,000	Nil
Dr. Lawrence A. Dick	Nil	Nil	185,000	Nil

No Stock Options were exercised during the year ended March 31, 2005 by Senior Management/Directors. However, 50,000 Stock Options were exercised by an employee as at September 28, 2005.

Director Compensation. The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Issuer may grant stock options to Directors, Senior Management, employees and consultants. As at August 31, 2005, 835,000 stock options have been granted and remain unexercised. Refer to ITEM #6.E., “Ownership” and Table No. 7 and 8 for information about stock options outstanding with respect to Directors and Senior Management.

Change of Control Remuneration. The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer’s Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Issuer during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts

– No Disclosure Necessary –

6.C.3. Board of Director Committees

The Issuer has an Audit Committee, which advises the Board of Directors with respect to the engagement of the independent auditors of the Issuer and reviews the scope and results of the Issuer’s audits with the independent auditors, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer. The current members of the Audit Committee are: Lawrence Dick, Warren McIntyre and Chris Osterman. The Audit Committee met once during Fiscal 2005.

6.D. Employees

As of August 31, 2005, the Issuer had no employees only independent contractors, excluding Senior Management. The independent contractors are individuals who perform work on the Issuer’s property.

6.E. Share Ownership

Table No. 7 lists, as of September 28, 2005, Directors and Senior Management who beneficially own the Issuer’s voting securities, consisting solely of common shares and the amount of the Issuer’s voting securities owned by the Directors and Senior Management as a group.

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of		Amount and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class(2)
Common	Lawrence Dick (1)	929,140	10.9%
Common	Warren McIntyre	593,837	6.9%
Common	Chris Osterman (1)	250,000	2.9%
Common	Paul Cowley (1)	250,000	2.9%
	Total Directors/Management 5% Holders	2,022,977	23.6%
__________________
(1)	These shares are represented by currently exercisable share purchase options.
(2)	Percentages based on 8,562,842 shares outstanding as at September 28, 2005.

Stock Options. The terms of incentive options that may be granted by the Issuer are in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Issuer adopted a formal written stock option plan (the “Plan”) on September 28, 2004.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; are described below.

The principal purposes of the Issuer’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Issuer. The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer. The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)            Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)            Options may be exercisable for a maximum of five years from grant date;

(c)            Options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d)            Options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e)            Options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)            Options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g)            Options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)            Options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i)            In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.

Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of August 31, 2005, as well as the number of options granted to Directors and independent contractors.

Table No. 10
Stock Options Outstanding as at September 28, 2005

	Number of Shares of	Exercise
Name	Common Stock	Price	Grant Date	Expiration Date
Officers/Directors:
Dr. Chris Osterman	250,000	$0.25	July 15, 2004	July 15, 2009
Paul Cowley	250,000	$0.25	September 15, 2004	September 15, 2009
Dr. Lawrence A. Dick	185,000	$0.82	May 16, 2005	May 16, 2009

Employees/Consultants:
First Star Strategies Inc.	150,000	$(0.62)	September 28, 2005	September 28, 2010

Grand Total	835,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders

For holdings by major shareholders, see ITEM #6.E and Table No. 7.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings

– No Disclosure Necessary –

7.A.1.c. Different Voting Rights

The Issuer’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership

As at August 10, 2005, the Issuer’s shareholders’ list showed 7,872,842 common shares outstanding and 32 registered shareholders. The Issuer has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 27 “holders of record” resident in Canada, holding 7,611,342 common shares and 5 “holders of record” resident in the USA, holding 261,500 common shares.

7.A.3. Control of the Company

The Issuer is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents and other foreign residents. The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A. “History and Growth of the Company”, and ITEM #6.E. “Share Ownership”.

7.A.4. Change of Control of Company Arrangements

– No Disclosure Necessary –

7.B. Related Party Transactions

For the Year Ended March 31, 2005

During the period ended March 31, 2005, the Company incurred the following charges with Zimtu, a former shareholder, a company with a common director and directors:

Consulting	$52,500
Management fees	17,500
Promotion and advertising	450
Rent and administration fees	4,050
$74,500

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. The related parties are, Zimtu, Warren McIntyre, Rudy De Jong and St. Cloud Mining Services Ltd. During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company. The related parties are Lawrence Dick and Warren McIntyre. As at March 31, 2005, accounts payable and accrued liabilities include $52,500 due to Warren McIntyre a director of the Company for consulting services.

Accounting Fees

The Issuer paid accounting fees of $7,200 and $15,650 to Amisano Hanson during Fiscal 2005 and Fiscal 2006 (to date), respectively. These accounting fees consisted of auditing the Issuer’s annual financial statements.

Shareholder Loans

– No Disclosure Necessary –

Amounts Owing to Senior Management/Directors

Except as disclosed in this Annual Report, there have been no transactions since August 31, 2005, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favourable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

– No Disclosure Necessary –

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Issuer’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Amisano Hanson, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements: Fiscal 2005 Ended March 31

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B. Significant Changes

ITEM 9. THE OFFER AND LISTING

9.A.4 Common Share Trading Information

The Company’s common shares trade on the CNQ in Toronto, Ontario, Canada, under the symbol “GOLD”. The Issuer applied for listing on the CNQ and began trading on the CNQ on June 14, 2004. Further, the Company’s common shares began trading on the Over-The-Counter Bulletin Board Quotation System under the symbol “EVOGF” on July 26, 2005.

Table No. 13 lists the high and low sales prices on the CNQ for the last six months. No other disclosure is provided as the Issuer began trading on June 14, 2004.

Table No. 13
CNQ
Common Shares Trading Activity
- Sales -
Canadian Dollars

Period	High	Low

Month Ended August 31, 2005	$0.80	$0.51
Month Ended July 31, 2005	$0.82	$0.70
Month Ended June 30, 2005	$1.00	$0;72
Month Ended May 31, 2005	$1.05	$0.72
Month Ended April 30, 2005	$0.76	$0.53
Month Ended March 31, 2005	$0.63	$0.56

Fiscal Year Ended March 31, 2005	$0.65	$0.50

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has an authorized capital of an unlimited number of common shares without par value. As of September 28, 2005 a total of 8,562,842 shares were issued and outstanding. All shares are initially issued and registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s contacting documents. The registrar and transfer agent for the common shares is Pacific Corporate Trust of Canada located at 625 Howe Street, 10th Floor, Vancouver, B.C. Canada, V6C 3B8.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA. Unless the CBCA, the Issuer’s Articles or Articles of Incorporation otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund instalments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of March 31, 2005 there were 600,000 share purchase warrants outstanding. Subsequent to year ended on May 25, 2005, the Company closed a shares for debt private placement of 432,742 units at a price of $0.66 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.82 for a period of two years from the data of issuance. Such warrants have a four-month hold period expiring September 26, 2005. In July 2005, 40,000 warrants were exercised at $0.25 per share for proceeds of $10,000. On September 14, 2005, the Company closed another non-brokered private placement of 290,000 units at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.55 per share for a period of two years from the date of issuance. Such warrants have a four-month hold period expiring January 15, 2005.

As such, as at September 28, 2005, there were 1,282,742 share purchase warrants outstanding.

9.A.6. Differing Rights

9.A.7.a. Subscription Warrants/Right

9.A.7.b. Convertible Securities/Warrants

– Not applicable –

9.C. Stock Exchanges Identified

The common shares of the Company trade on CNQ and the Over-The-Counter Bulletin Board Quotation System. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

– Not applicable –

10.B. Memorandum and Articles of Association

The Company was incorporated on June 19, 2003 under the CBCA. There are no restrictions on the business that the Company may carry on in the Articles of Incorporation.

Under the Company’s articles of incorporation and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested. A director who is, in any way, directly or indirectly, interested in a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the CBCA. A director shall not vote in respect of any such contract unless the contract is:

(a)            one primarily relating to the director’s remuneration as a director, officer, employee or agent of the Company or an affiliate;

(b)            one for indemnity or insurance of the director; or

(c)            one with an affiliate.

Article 7 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

(a)            borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

(b)            issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;

(c)            mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(a)	creating shares with par value or shares without par value

(b)	increasing the number of shares with par value or without par value

(c)	increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its Memorandum to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the Company Act provides.

The Company may alter its Memorandum or these Articles:

(a)	by special resolution, to create, define and attach special rights and restrictions to any shares, and

(b)	by special resolution to vary or abrogate any special rights and restrictions attached to any shares

But no right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right is so affected has given consent in writing, or unless a resolution consenting is passed by three-fourths of such holders at a separate class meeting of the holders.

Redemption Provisions

The Company may, by a resolution of the Directors and in compliance with the Corporation Act, purchase any of its shares at the price and at the terms specified in the resolution. No purchase will be made if, at the time, the Company is insolvent or the purchase would render the Company insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from an employee or former employee, or if the Company is purchasing the shares from an affiliate or dissenting members, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind. If the Company proposes to redeem some but not all of the shares of any class, the Directors may decide the manner in which the shares to be redeemed shall be selected.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 7 of the Company’s bylaws. These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 15 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Board, the Chairman of the Board, the Managing Director or the President may convene an extraordinary general meeting whenever they see fit. Others who wish to convene a meeting may requisition to do so through the process provided under the Corporations Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxy holders to attend, act and vote for him.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.C. Material Contracts

(a)            Murray Property Option Agreement between the Company and Zimtu regarding the Murray Property dated July 22, 2003.

(b)            Mineral Property Agreement between Zimtu and Jody Dahrouge regarding the Murray Property dated June 10, 2003.

(c)            Administrative Services and Rental Agreement between the Company and Zimtu dated July 1, 2003.

(d)            Services Agreement regarding revised Murray Property work commitments dated September 16, 2004.

(e)            Winnemucca Option and Royalty Agreement among the Company, Golden Sands and AHL dated December 3, 2004 regarding the Winnemucca Mountain Property.

(f)            Option Amending Agreement among the Company, Golden Sands and AHL dated January 7, 2005.

(g)            Option Amending Agreement No. 2 among the Company, Golden Sands and AHL dated February 25, 2005.

(h)            Geocore Option and Royalty Agreement between the Company and Geocore dated May 4, 2005.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10E, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Issuer by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the material Canadian federal income tax consequences which are generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, we strongly urge and encourage holders and prospective holders of common shares of the Company to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.

In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing PFICs which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company was not a PFIC for the fiscal year ended March 31, 2004, and while the Company does not expect to qualify as a PFIC for the fiscal year ending March 31, 2005, it may qualify as a PFIC in future fiscal years. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company.

In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Company as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Company will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are urged to consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code.

The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Company is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

10.F. Dividends and Paying Agents

– No Disclosure Necessary –

10.G. Statement by Experts

– No Disclosure Necessary –

10.H. Document on Display

The documents concerning the Company referred to in this Annual Report may be viewed at Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia, Canada during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

– No Disclosure Necessary –

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

– No Disclosure Necessary –

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

– No Disclosure Necessary –

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

– No Disclosure Necessary –

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2005 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended March 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.            Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

2.            Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

3.            Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.– No Disclosure Necessary –

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a financial expert serving on its audit committee. The Company has had some difficulty in attracting financial experts to serve on its board of directors, due to the Company’s small size. The Company’s financial statements are not complex, and the Company does not view the retention of a financial expert as critical to its further development. Regardless, the Company is currently considering appointing a director to the board and to the audit committee who would be a financial expert.

ITEM 16B. CODE OF ETHICS

The Company has not formally adopted a written code of ethics. The Company is reviewing the adoption of a formal code of ethics. The Company has guided its conduct by the provisions of the British Columbia Business Corporations Act and the securities legislation applicable to it. Due to its size, management had not deemed it necessary to adopt a formal written code of ethics at this time.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by the auditors of the Company were $17,250 and $5,600 for the fiscal years ended 2005 and 2004, respectively.

B. Audit-Related Fees

March 31, 2005 - $5,000

March 31, 2004 - $Nil

C. Tax Fees

Nil

D. All Other Fees

Nil

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

– No Disclosure Necessary –

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

– No Disclosure Necessary –

PART III

ITEM 17. FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended March 31, 2005 and 2004, including the following:

1.            Independent Auditors’ Report of Amisano Hanson dated July 21, 2005.

2.            Balance Sheets as at March 31, 2005 and March 31, 2004.

3.            Statements of Loss and Deficit for the year ended March 31, 2005 and for the period from June 19, 2003 (date of incorporation) to March 31, 2004.

4.            Statements of Cash Flows for the year ended March 31, 2005 and for the period from June 19, 2003 (date of incorporation) to March 31, 2004.

5.            Statement of Shareholders’ Equity for the period from June 19, 2003 (date of incorporation) to March 31, 2005.

6.            Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

99.1	Audited Financial Statements for the periods ended March 31, 2005 and 2004
________________
(1)	Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corp.
Registrant

Dated: September 30, 2005	Signed:	/s/ Warren McIntyre
Warren McIntyre,
Corporate Secretary, Chief Financial Officer
and Director