Form 20-F
period 2006-03-31
Evolving Gold CORP
filed 2006-11-01
CIK 1303202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2006

 OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 000-50953

EVOLVING GOLD CORP.
(Exact name of Registrant as specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6E 4B3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding common shares of the Company as at March 31, 2006 was
10,269,842 Common Shares without par value.

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.
YES [   ] NO [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES [   ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [   ] NO [X]

EVOLVING GOLD CORP.

FORM 20-F ANNUAL REPORT

GLOSSARY

Term	Definition

adularia	A mineral, potassium feldspar

Ag	Silver

AHL	AHL Holdings Ltd.

anorthosite	A plagioclase-rich intrusive rock

arsenopyrite	A mineral composed of arsenic, iron and sulphur

As	Arsenic

Au	Gold

Award Date	The date of the grant of a stock option in the Company

Bi	Bismuth

BLM	Bureau of Land Management, US Department of the Interior

brecciated	A rock consisting of angular fragments

CBCA	Canadian Business Corporations Act

chalcopyrite	A mineral composed of copper, iron and sulphur

CNQ	Canadian Quotation and Trading System

Code	Internal Revenue Code of 1986, as amended

Company	Evolving Gold Corp.

Crone Geophysics	Crone Geophysics and Exploration Limited Company

CSAMT	“Controlled Source Audio Magnetic Tellurics”, a geophysical method used in mineral exploration

Cu	Copper

Dighem V	A geophysical technique used for surveying

Eligible Person	Any individual that is eligible to be granted stock options under the Plan

EM	Electromagnetic

Evolving Gold	Evolving Gold Corp.

fracture fillings	A fracture in rock mass filled with another material

galena	A mineral composed of lead and sulphur

Geocore	Geocore Exploration Inc.

Term	Definition

Geocore Option and Royalty Agreement

The agreement dated May 4, 2005 made between the Company and Geocore pursuant to which the Company was granted an option to acquire an initial 60% undivided interest in the Labrador Property and a further 20% undivided interest at a later date

gneiss	A banded or foliated metamorphic rock, usually of the same composition as granite

Golden Arc	Golden Arc Mining & Refining Inc., a Nevada Corporation

Golden Arc Claims	The unpatented mining claims under option from Golden Arc

Golden Sands	Golden Sands Exploration Inc.

GOR	Gross productions

gossan	An exposed, oxidized portion of a mineral vein, especially a rust-coloured outcrop of iron ore

Hg	Mercury

induced polarization	A geophysical method used in mineral exploration

IRS	Internal Revenue Service

Labrador Property	A property located near the coast of northern Labrador, Canada, approximately 40 kilometres west-southwest of the village of Nain.

Malone Property	A property located in Lordsburg, New Mexico, U.S.A.

Malone Property Agreement

The agreement dated April 17, 2006 pursuant to which the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Ltd and was granted a 100% interest in exchange for payment of US$ 10,000 (paid) and an additional US$10,000 payable in one year and is subject to a royalty of 2% of net smelter returns.

Mineral Property Agreement

The agreement dated June 10, 2003 made between Zimtu and Jody Dahrouge, an unrelated individual, pursuant to which Mr. Dahrouge retained a 1% NSR royalty on minerals other than diamonds and 1% GOR on diamonds from the Murray Property

Mo	Molybdenum

Murray Property	A property consisting of one mineral claim of 2,965 acres located 78 kilometres Northeast of Yellowknife in the Cameron River Area, Northwest Territories, Canada

Murray Property Option Agreement

The agreement dated July 22, 2003, as amended on September 16, 2004, made between the Company and Zimtu pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray Property

Murray Report	“Summary Report on the Murray Property” dated September 3, 2003 prepared by independent consulting geologist Gary Vivian, P. Eng.

NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects”

NSR	Net smelter returns

open space fillings	Minerals filling an open space in the earth or a rock mass.

Term	Definition

Part XIII Tax	Canadian withholding tax

Pb	Lead

PFIC	Passive foreign investment company

Plan	Stock option plan of the Company dated September 28, 2004

Pulse EM survey	A time domain tool that uses large transmitting loops and a high power transmitter for surveying

pyrite, pyrrhotite	A mineral composed of iron and sulphur

QEF	Qualified electing fund

quartz	A mineral composed of silica and oxygen

Sante Fe	Sante Fe Pacific Mining Inc.

Sb	Antimony

SFAS 123	Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”

SFAS 145	Statement of Financial Accounting Standards no. 145 “Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections”

silica	A element, occasionally used to refer to the mineral, quartz

stockworks	A pattern of closely spaced fractures in rock, commonly filled with minerals of economic value

Tax Act	Income Tax Act (Canada)

Treaty	The Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997

troctolitic	A mafic igneous rock

U.S. Holder	A holder of common shares of the Company resident in the United States of America

U.S. Taxpayer	An individual who is a citizen or resident of the United States of America or a domestic corporation in the United States

Underlying Option Agreement	The option and royalty agreement dated March 22, 2004, made between AHL and Golden Arc

Veining	A fracture filled with a mineral usually of economic value

VLF-EM survey	Very low frequency electromagnetic survey

Winnemucca Mountain Property	A property consisting of 266 mining claims located in Humboldt County, Nevada

Winnemucca Option	The option granted to the Company with respect to the Winnemucca Mountain Property under the Winnemucca Option and Royalty Agreement

Term	Definition

Winnemucca Option and Royalty Agreement

The agreement dated December 3, 2004 made among the Company, Golden and AHL, as amended on January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and as amended and restated on July 7, 2006 pursuant to which the Company was granted an option to acquire a 100% interest in the Winnemucca Mountain Property subject to 2% NSR royalty

Zimtu	International Zimtu Technologies Inc., a related public company

Zn	Zinc

INTRODUCTION

Evolving Gold Corp. was incorporated under the CBCA on June 19, 2003 as 6109527 Canada Ltd. On September 30, 2003, the Company amended its Articles of Incorporation and changed its name to Evolving Gold Corp.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

BUSINESS OF EVOLVING GOLD CORP.

Evolving Gold is a company engaged in the acquisition and exploration of mineral properties. Its properties have no known proven reserves of minerals. Evolving Gold does not have any commercially producing mines or sites, nor is it in the process of opening any commercial mines or sites. Evolving Gold has not reported any revenue from operations since incorporation. As such, it may be considered an “exploration-stage company”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Company's future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements due to various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to pursue the Company’s business plan, risks involved in conducting business outside of the United States, changes in Canadian or U.S. tax or other laws or regulations, material changes in capital expenditures, as well as the risks and uncertainties described in the section entitled “Risk Factors” set forth in Item 3 of this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The following selected financial data is derived from the audited financial statements of the Company for the last three fiscal years ended March 31, 2006. The financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”). Note 10 to the financial statements provides a summary of the differences between Canadian GAAP and U.S. GAAP. The financial information presented below for the year ended March 31, 2004 may not be comparable to the financial information presented for the years ended March 31, 2005 and 2006 as the company was incorporated in June 2003 and increased operations beginning in 2005.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended March 31
	2006	2005	2004
CANADIAN GAAP
Revenue	Nil	Nil	Nil
Income (Loss) from Operations	$(591)	$(402)	$(152)
Net Income (Loss) for the Period	$(591)	$(402)	$(152)
Net Income (Loss) Per Share	$(0.07)	$(0.07)	N/A
Dividends Per Share	Nil	Nil	Nil
Wtg. Avg. Shares (000)	8,505	5,601	0.1
Period-end Shares (000)	10,269	7,350	0.1

Working Capital	$121	$(144)	$127
Mineral Properties	$737	$216	$27
Long-Term Debt	Nil	Nil	Nil
Capital Stock	$1,714	$499	$0.1
Shareholders’ Equity (Deficit)	$859	$72	$154
Total Assets	$966	$223	$170

US GAAP
Net Loss	$(1,112)	$(591)	$(179)
Loss Per Share	$(0.13)	$(0.11)	N/A
Mineral Properties	Nil	Nil	Nil
Shareholders’ Equity	$122	$(144)	$127
Total Assets	$229	$7	$143

_______________
(1)	Cumulative Net Loss since incorporation through March 31, 2006 under US GAAP was $1,882,412.
(2)	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

(3)	Under US GAAP, all costs related to exploration stage properties are expensed in the period incurred.

Exchange Rates

The following table sets forth: (i) the average for the financial period-end indicated and (ii) the high and low for each month during the previous nine months, of the noon buying rates for U.S. dollars per Canadian dollars for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00.

Table No. 4
Exchange Rates

	March 31, 2006	March 31, 2005	March 31, 2004

Average (1)	0.8376	0.7818	0.7543

(1)	The average of the exchange rates on the last day of each month during the applicable year.

	September	August	July	June	May	April	March	February	January
	2006	2006	2006	2006	2006	2006	2006	2006	2006

High	0.9048	0.9037	0.8999	0.9098	0.9100	0.8926	0.8834	0.8788	0.8744

Low	0.8872	0.8840	0.8760	0.8896	0.8903	0.8534	0.8531	0.8638	0.8528

On October 25, 2006, the rate of exchange for the U.S. dollar was U.S.$1.00 = Cdn.$0.8890.

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable

3.D. Risk Factors

The following provides a discussion of certain risks facing the Company. Additional risks that are currently unknown or that are currently deemed immaterial may also materially adversely affect the business, results of operations, financial condition and cash flows of the Company.

Risks Related to the Company

Cumulative unsuccessful exploration efforts by Evolving Gold personnel could result in the company having to cease operations.

The expenditures to be made by Evolving Gold in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Evolving Gold having to cease operations.

Evolving Gold has no reserves on the properties in which it has an interest and if reserves are not defined the company would have to cease operations.

The properties in which Evolving Gold has an interest or the concessions in which Evolving Gold has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Evolving Gold does not ultimately find a body of ore, it would have to cease operations.

Evolving Gold has minimal positive cash flow and no recent history of significant earnings and is dependent upon public and private distributions of equity to obtain capital in order to sustain operations. Public distributions of capital result in dilution to existing shareholders.

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative net loss since the Company’s inception under U.S. GAAP is $1,882,412. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Company’s capital stock.

Evolving Gold currently has 1,015,000 share purchase options outstanding and 4,256,742 share purchase warrants outstanding. If all of the share purchase options and share purchase warrants were exercised, the number of common shares issued and outstanding would increase from 12,269,842 (as of September 25, 2006) to 17,541,584. This represents an increase of 43% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the common stock of Evolving Gold and shareholders could find it difficult to sell their stock.

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Evolving Gold is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploiting mineral properties, the nature of Evolving Gold’s business, its ability to continue its exploration of potential exploration projects, and to build a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Evolving Gold’s growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Dr. Lawrence Dick; its Corporate Secretary, Warren McIntyre; and, its Vice President of Exploration, Dr. Chris Osterman. We do not carry key person insurance on senior management and other personnel.

Evolving Gold’s directors may have a conflict of interest with the company as such directors or senior management also serve on boards of companies in the same industry as the Company.

Directors of the Company also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both the Company and such other companies. Furthermore, those other companies may participate in the same properties as those in which the Company has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of the Company. If the directors fail to do so, however, there could be material adverse consequences to the Company, its business and results of operations.

Dilution through employee/director/consultant options could adversely affect Evolving Gold’s stockholders.

Because the success of Evolving Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 1,015,000 share purchase options outstanding, which, if exercised, would result in an additional 1,015,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against Evolving Gold. The Company is a corporation incorporated in Canada under the CBCA. A majority of the Company’s directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a “foreign private issuer”, Evolving Gold is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act may result in shareholders having less complete and timely data.

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

Evolving Gold’s possible foreign investment company status has consequences for U.S. Investors.

Potential investors who are U.S. taxpayers should be aware that the Company could be considered a passive foreign investment company (“PFIC”) for U.S. tax purposes for the fiscal year ended March 31, 2006. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E “United States Tax Consequences.”

Risks Related to the Industry

Operating hazards and risks associated with the mining industry could result in Evolving Gold having to cease operations.

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. Evolving Gold may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Evolving Gold to cease operations.

The amount of capital necessary to meet all environmental regulations associated with the exploration programs of the Company could be in an amount great enough to force Evolving Gold to cease operations.

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and the United States. (Evolving Gold has the required permissions to enable it to engage in exploration work consisting of rock sampling and geophysical mapping.) Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Environmental regulations which impact work on the Labrador and Malone properties include filing a safety plan, a spill contingency plan and an emergency evacuation procedure. Management has delayed completion of such plans as they negotiate work commitments on the Properties.

Large increases in capital expenditures resulting from any of the above factors could force Evolving Gold to cease operations.

Mineral prices may not support corporate profit for Evolving Gold.

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are found (which is not guaranteed), a profitable market may not exist for the sale. If a profitable market does not exist, Evolving Gold may have to cease operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History of the Company

Incorporation and Name Changes

The Company was incorporated under the CBCA on June 19, 2003 as 6109527 Canada Ltd. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company’s registered office is located at 1500 – 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7. The Company’s principal place of business is located at Suite 1500, 885 West Georgia Street, Vancouver, British Columbia, V6E 4B3, and the telephone number is (604) 685-6375 and the facsimile number is (604) 669-2960. The Company’s website address is www.evolvinggold.com and e-mail address is info@evolvinggold.com. The shares of the Company trade in Canada on the CNQ under the symbol “GOLD” and on the Over-The-Counter Bulletin Board in the United States under the symbol “EVOGF”.

Share Issuances

The Company has financed its operations through funds raised by way of loans, public and private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The following table shows the monies raised by the Company as at October 25, 2006:

Nature of Share Issuance	Number of Shares	Amount

Issue of Common Shares(1)	100	$100
Exercise of Special Warrants(2)	5,750,000	$286,500
Exercise of Special Warrants(3)	200,000	$10,000
Exercise of Special Warrants(4)	200,000	$10,000
Issue of Common Shares(5)	400,000	$64,000
Issue of Common Shares(6)	600,000	$96,000
Issue of Common Shares(7)	200,000	$32,000
Issue of Common Shares(8)	432,742	$285,610
Exercise of Warrants(9)	40,000	$10,000
Exercise of Options(10)	50,000	$17,000
Issue of Common Shares(11)	400,000	$244,000
Issue of Common Shares(12)	290,000	$145,000
Issue of Common Shares(13)	1,367,000	$381,000
Exercise of Warrants(14)	90,000	$22,500
Exercise of Options(15)	250,000	$62,500
Issue of Common Shares(16)	400,000	$184,000
Issue of Common Shares(17)	1,600,000	$450,000

Total	12,269,842	$2,300,210

_______________
(1)	These shares were issued to Alicia Cumming and Zimtu, the founders of the Company.
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

(3)

These Series “L” Special Warrants were issue at $0.05 per warrant for proceeds of $10,000 in September 2003 pursuant to an agreement for services with the Company’s Canadian legal counsel, Mr. Bruce Bragagnolo.

(4)

These Series “P” Special Warrants were issued at $0.05 per warrant for proceeds of $10,000 in September 2003 pursuant to an agreement to purchase the Murray Property. These warrants have all been exercised.

(5)

Pursuant to the acquisition of the Winnemucca Mountain Property, the Company issued 100,000 common shares to Golden Arc, 200,000 common shares to Golden Sands and 100,000 common shares with respect to finder’s fees on December 10, 2004, each share was issued at a deemed price of $0.16 per share.

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
(13)

Pursuant to the private placement on January 17, 2006, the Company issued 1,270,000 common shares at $0.30 per share. In addition, 97,000 additional shares were issued at a deemed price of $0.30 per share with respect to finders fees.

(14)	In February, 2006, 90,000 warrants were exercised at a price of $0.25 per share.
(15)	On February 17, 2006, Chris Osterman, a director of the Company, exercised 250,000 options at an exercise price of $0.25 per share.
(16)	Pursuant to the acquisition of the Winnemucca Mountain Property, the Company issued an additional 400,000 common shares to Golden Sands at a deemed price of $0.46 per share on May 16, 2006.
(17)	Pursuant to the private placement on September 13, 2006, the Company issued 1,500,000 common shares, and 100,000 common shares with respect to finder’s fees, at $0.30 per share.

Capital Expenditures

The Company has not incurred any material capital expenditures since inception.

4.B. BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties with the goal of placing into production any properties warranting such. The Company has had no revenue since inception. All of the Company’s assets are located in Canada and the United States. The Company has interests in the Murray Property, Winnemucca Mountain Property, Labrador Property and Malone Property. None of the Company’s properties have any known reserves of minerals.

On July 22, 2003, the Company entered into the Murray Property Option Agreement with Zimtu pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray Property located in the Cameron River Area of the Northwest Territories, Canada. At the time the Murray Property Option Agreement was entered into, the Company was a wholly owned subsidiary of Zimtu and as such, may be considered to be a party not dealing at arm’s length with Zimtu because of the common management. The Murray Property was originally staked by Jody Dahrouge and sold to Zimtu for the $13,200 cost of staking and a 1% royalty. The Company is exploring for gold on the Murray Property. The Murray Property is in a preliminary stage of exploration and does not have a known commercial body of ore or minerals.

Under the terms of the Murray Property Option Agreement, the Company agreed to acquire all of Zimtu’s right, title and interest in and to the Murray Property and assume all liabilities and obligations in respect thereof in consideration for $17,000 cash in the signing of the Agreement (paid) and the issuance of 200,000 of the Series “P” Special Warrants to Zimtu (issued). The Company must also incur $250,000 in exploration expenditures on the Murray Property as follows: $15,000 on or before November 1, 2004, $85,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006. Zimtu is to receive a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross productions of diamonds from the Murray Property. The Company can purchase one half of each royalty for $500,000. With respect to the $15,000 exploration expenditure to be made on or before November 1, 2004, the Company has contributed $6,226.50 for extension of the work program and $2,577.23 for maps, geology and site visit preparations with the remainder payment extended to on or before July 22, 2005. Currently, payments have not been made and arrangements to extend the time frame for the work commitments are being discussed.

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

The Company’s business objective is to conduct further exploration on the Murray Property and compile that information in an effort to further define the mineralization potential of the Murray Property. The Company planned an initial exploration program to be completed by October 2004 but due to poor weather conditions, such work was postponed and no further work has been done on the property. Additional work on the Murray Property will be contingent upon extending the time frame for the work commitments currently under discussion.

On December 3, 2004, the Company entered into the Winnemucca Option and Royalty Agreement, as amended and restated on July 7, 2006, pursuant to which the Company was granted an option to acquire a 100% interest, subject to a 2% NSR royalty, in 62 unpatented mining claims (subsequently increased to 266 unpatented mining claims) located in Humboldt County, Nevada. In order to exercise the Winnemucca Option, the Company must incur exploration expenditures of US$4,000,000, make aggregate cash payments to Golden Sands of US$80,000 (paid) and issue and deliver 1,800,000 shares (1,300,000 have been issued) in the capital of the Company as more particularly described in Item 4D, “The Winnemucca Mountain Property”. The Company is also required to pay various costs relating to the amending of the option agreement as well as for a pre-feasibility study which is to be delivered to Golden Arc by June 30, 2009. The Company was also required to prepare and deliver to Golden Sands and AHL a technical report and an exploration expense report by July 31, 2006. This report is currently being prepared.

Pursuant to a Letter Agreement between the Company and Meridian Gold Inc. (subsequently assigned to Meridian Minerals Corp., dated September 22, 2005), the Company agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in the Company’s option to purchase 100% of the right, title and interest in the Winnemucca claims. Subsequent to March 31, 2006, the earn-in agreement was signed by Meridian. To complete the earn-in, Meridian must do the following:

-	make Cash Payments of US$80,000 on closing and an additional US$80,000, US$100,000 and US$240,000 on or before December 31, 2006, December 31, 2007 and December 31, 2008, respectively;

-	fund exploration expenditures aggregating US$500,000 on or before December 31, 2006;

-	fund exploration expenditures of US$1,500,000 on or before December 31, 2007;

-	fund exploration expenditures of an additional US$2,000,000 on or before December 31, 2008; and,

-	deliver a pre-feasibility study by June 30, 2009.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving Gold plan to form a joint venture for purposes of carrying out the project. There can be no assurance that the project will be successful even if the payments noted above are made.

On May 4, 2005, the Company entered into an option and royalty agreement with Geocore Exploration Inc. pursuant to which the Company was granted the option to acquire an 80% interest, subject to a one and one-half percent NSR royalty, in Geocore’s Voisey Bay Labrador Property. The option comprises two parts: (1) the option to acquire a 60% interest in the Labrador Property; and (2) the option to acquire a further 20% interest, for a total of

80% interest in the Labrador Property. The first option is exercisable by the Company upon paying Geocore $35,000 (paid) on signing the Geocore Option and Royalty Agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by the Company incurring $1 million of cumulative exploration expenses by October 31, 2008.

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$10,000 (paid) and an additional US$10,000 payable by April 1, 2007. The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $19,563 on the Malone property during the three months ended June 30, 2006.

Since March 31, 2005 to date, the Company has concentrated the majority of its efforts on exploration work on the Winnemucca Mountain Property, Labrador Property and the Malone Property. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on the Winnemucca Mountain Property, Labrador Property and Malone Property before a final evaluation as to the economics and legal feasibility of the properties is determined.

Plan Of Operations

Source of Funds for Fiscal 2007/2008

The Company’s primary source of funds since incorporation has been through the issuance of common shares. The Company has working capital of $120,660 at March 31, 2006.

Use of Funds for Fiscal 2007/2008

If the Company is able to raise the funds required, during fiscal 2007 and fiscal 2008, the Company estimates that it will expend $400,000 and $600,000, respectively, on general and administrative expenses, including property evaluation costs, and $2 million and $3 million on property acquisition/exploration expenses.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

4.C. Organization Structure

The Company has no subsidiaries.

4.D. Property, Plant and Equipment

The Company subleases its office space pursuant to the terms of a written lease agreement at Suite 1500, 885 West Georgia Street, Vancouver, British Columbia, Canada V6E 4B3. The term of the lease is one (1) year with monthly rental payment of $2,700. The lease expires in September 2007.

The Company currently has a property interests created pursuant to the Murray Property Option Agreement, Winnemucca Option and Royalty Agreement, the Geocore Option and Royalty Agreement and the Malone Property Agreement.

Even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital (approximately $3 million), over the next 3 years, will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit on each of the properties. No assurance can be provided that commercially viable mineral deposits will be located on any of the Company’s properties.

The Murray Property

The Murray Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Murray Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On July 22, 2003, the Company entered into the Murray Property Option Agreement with Zimtu, a related public company, pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray Property. At the time of the Murray Property Option Agreement the Company was a wholly owned subsidiary of Zimtu. Zimtu currently owns 3% of the outstanding shares of the Company.

Under the terms of the original Murray Property Option Agreement the Company acquired all of Zimtu’s right, title and interest in and to the Murray Property and assumed all liabilities and obligations in respect thereof in consideration for $17,000 cash on the signing of the Murray Property Option Agreement and the issuance of 200,000 special warrants to Zimtu. The Company was also to incur $250,000 in exploration expenditures on the Murray Property as follows: $15,000 on or before November 1, 2004 (paid); $85,000 on or before July 22, 2005; and, $150,000 on or before July 22, 2006. In 2005, the Company deferred work on the Murray Property in favour of work on the Winnemucca Property. A new agreement is currently being negotiated between the Company and Zimtu in respect to the Murray Property.

Zimtu acquired the Murray Property pursuant to a Mineral Property Agreement dated June 10, 2003 between Zimtu and Jody Dahrouge, an unrelated individual. Under the Mineral Property Agreement, Mr. Dahrouge will retain a 1% NSR royalty on minerals other than diamonds and 1% GOR royalty on diamonds from the Murray Property. There is no assurance that any production will ever occur on this property and there are currently no known reserves on the Murray Property. Zimtu has the right to purchase one half of the NSR royalty and one half of the GOR royalty from Mr. Dahrouge for $500,000 each.

Location

The Murray Property consists of one mineral claim totalling 2,965 acres and is located 78 kilometres northeast of Yellowknife, Northwest Territories. It is three kilometres west of Gordon Lake (see map below).

Accessibility, Climate, Infrastructure and Physiography

The Murray Property is approximately 78 kilometres northeast of Yellowknife in the Northwest Territories (Figure 1). The current winter road to the Diavik and Ekati diamond mines and the Lupin gold mine passes within five kilometres east of the Murray Property, at Gordon Lake.

During summer months, access to the Murray Property is by floatplane or helicopter. During winter months access is by ski-equipped aircraft, helicopter or snowmobile from Gordon Lake. Yellowknife is the closest community and offers a complete range of supplies and services for the mineral exploration industry.

History and Previous Work

The Gordon Lake area, within which the Murray Property lies, has a history of exploration, predominately for gold, of about 70 years. Exploration of this region is considered sporadic, with long periods of inactivity punctuated by a few months of intense exploration.

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

Planned Work Program by the Company

To date, the Company has completed no work, other than minor exploration work on the Murray Property to fulfill the terms of the Murray Option Property Agreement. Management commissioned and received an independent technical report on the Murray Property, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. The “Summary Report on the Murray Property” dated September 3, 2003 was prepared by independent consulting geologist Gary Vivian, P. Eng.

The Company planned to engage in exploration work on the Murray Property through the end of calendar 2004 with a budget of $15,000, however, due to unfavourable weather conditions, the Company deferred such exploration expenditures. No further work has been done on the Murray Property to date, as work was postponed in favour of progressing work on the Winnemucca Property and the Malone Property.

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

The Winnemucca Mountain Property

The Winnemucca Mountain Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Winnemucca Mountain Property also stems from previous exploration work described below.

Acquisition of Interest

On December 3, 2004, the Company entered into the Winnemucca Option and Royalty Agreement pursuant to which the Company was granted the Winnemucca Option to acquire a 100% interest in 62 unpatented mining claims (subsequently increased to 266 unpatented mining claims as discussed further below) located in Humboldt County, Nevada. In order to exercise the Winnemucca Option, the Company must incur exploration expenditures of US$4,000,000, make aggregate cash payments to Golden Sands of US$80,000 (paid) and issue and deliver 1,800,000 shares (1,300,000 have been issued) in the capital of the Company as follows:

(a)	Cash Payments
	•	US$30,000 on or before January 7, 2005 (paid);
	•	US$40,000 on or before March 31, 2005 (paid);
	•	US$10,000 pursuant to an extension agreement (paid);

(b)	Share Issuances
	•	Issue 100,000 shares in the name of Golden Arc and deliver to Golden Sands on signing the agreement (issued);
	•	Issue 200,000 shares to Golden Sands on or before December 15, 2004 (issued);
	•	Issue 200,000 shares to Golden Sands on or before February 25, 2005 (issued);
	•	Issue 400,000 shares to Golden Sands on or before August 31, 2005 (issued);
	•	Issue and deliver 400,000 shares to Golden Sands on or before August 31, 2006 (issued);
	•	Issue and deliver 500,000 shares to Golden Sands on or before December 31, 2007;

(c)	Exploration Expenditures
	•	Incur exploration expenditures of US$500,000 on or before December 31, 2006, including a commitment to incur US$200,000 on the Golden Arc Claims;
	•	Cumulative exploration expenditures of US$2,000,000 on or before December 31, 2007;
	•	Cumulative exploration expenditures of US$4,000,000 on or before December 31, 2008.

A finder’s fee of 100,000 common shares in the capital of the Company was issued in connection with the acquisition of the Winnemucca Mountain Property in December 2004.

Under the Winnemucca Option and Royalty Agreement, any unpatented or patented mining claims located within three miles of the subject claims acquired or located would, at the option of the other parties, form part of the subject claims. Since entering into the Winnemucca Option and Royalty Agreement, 204 additional claims have been staked by AHL and the Company with the result that there are now 266 unpatented subject claims in total.

The Winnemucca Mountain Property is subject to a 2% NSR royalty. The Company has the right to purchase the royalty relating to the Golden Arc Claims listed in the table below and any other unpatented mining claims which may become subject to the option and royalty agreement between AHL and Golden Arc for US$1,000,000 for each of the two percentage royalty points. The Company is required to pay, in addition to the mentioned option payments, advance royalty payments of US$10,000 by March 16, 2006 (paid), US$10,000 by December 3, 2006, the second anniversary of the Winnemucca Option and Royalty Agreement and US$20,000 by December 3, 2007, the third anniversary of the Winnemucca Option and Royalty Agreement and each successive anniversary until production commences at which time the obligation to pay advance royalty payments will terminate. The total of the advance royalty payments is to be deducted from the total amount of NSR royalty payable under the Winnemucca Option and Royalty Agreement. The Company is also required to pay various costs relating to the amending of the option agreement as well as for a pre-feasibility study which is to be delivered to Golden Arc by June 30, 2009. The Company was also required to prepare and deliver to Golden Sands and AHL a technical report and an exploration expense report by July 31, 2006.

In September 2005, Evolving signed a letter of intent with Meridian Gold Inc. (“Meridian”) regarding an option by Meridian to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving Gold’s option in the Property. On August 1, 2006, Evolving Gold announced that Meridian signed a final option agreement. Meridian will assign their interest to Meridian Minerals Corp. Under the terms of the agreement, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving Gold by December 31, 2008, investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. Meridian must also deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, Evolving Gold and Meridian have agreed to establish a joint venture in respect of the property and Meridian will contribute 136 claims it currently has rights to that adjoin the property into the joint venture.

Mineral Claims

The Winnemucca Mountain Property consists of 266 unsurveyed contiguous mining claims covering approximately 2,115 hectares on Lands administered by the Bureau of Land Management, US Department of the Interior.

These claims have been recorded with the BLM as follows(1):

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
			Date
The Golden Arc Claims
WM #1	733156	AHL	01/04/1996	September 1, 2007
WM #2	405978	AHL	04/11/1987	September 1, 2007
WM#3	733157	AHL	01/04/1996	September 1, 2007
WM #4	405980	AHL	04/11/1987	September 1, 2007
WM #5	733158	AHL	01/04/1996	September 1, 2007
WM #6	405982	AHL	04/11/1987	September 1, 2007
WM #8	405983	AHL	04/11/1987	September 1, 2007
WM #10	405984	AHL	04/11/1987	September 1, 2007
Golden West #6	733140	AHL	01/02/1996	September 1, 2007
Golden West #7	733141	AHL	01/02/1996	September 1, 2007
Golden West #8	733142	AHL	01/02/1996	September 1, 2007
Golden West #9	733143	AHL	01/02/1996	September 1, 2007

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
			Date
Golden West #10	733144	AHL	01/02/1996	September 1, 2007
Golden West #11	733145	AHL	01/02/1996	September 1, 2007
Golden West #12	733146	AHL	01/02/1996	September 1, 2007
Golden West #13	733147	AHL	01/02/1996	September 1, 2007
Golden West #14	733148	AHL	01/03/1996	September 1, 2007
Golden West #15	733149	AHL	01/03/1996	September 1, 2007
Golden West #16	733150	AHL	01/03/1996	September 1, 2007
Golden West #17	733151	AHL	01/03/1996	September 1, 2007
Golden West #18	733152	AHL	01/03/1996	September 1, 2007
Golden West #19	733153	AHL	01/03/1996	September 1, 2007
Amended Golden West Frac A	733154	AHL	01/03/1996	September 1, 2007
Amended Golden West Frac B	733155	AHL	01/03/1996	September 1, 2007
WM 206	917492	AHL	11/19/2005	September 1, 2007
WM 207	917493	AHL	11/19/2005	September 1, 2007
WM 208	917494	AHL	11/19/2005	September 1, 2007
T&C #1	479032	AHL	05/08/1988	September 1, 2007
T&C #2	479033	AHL	05/08/1998	September 1, 2007
T&C #3	479034	AHL	05/08/1998	September 1, 2007
TJ #12	155540	AHL	04/02/1980	September 1, 2007
TJ #14	733159	AHL	01/04/1996	September 1, 2007
TJ #15	733160	AHL	01/04/1996	September 1, 2007
TJ #16	155544	AHL	04/04/1980	September 1, 2007
TJ #17	155545	AHL	04/04/1980	September 1, 2007
TJ #18	155546	AHL	04/04/1980	September 1, 2007
TJ #19	155547	AHL	04/02/1980	September 1, 2007
TJ #29	155557	AHL	04/04/1980	September 1, 2007
TJ#30	155558	AHL	04/17/1980	September 1, 2007
TJ #34	155562	AHL	04/17/1980	September 1, 2007
Additional Claims
WM 101	NMC887954	AHL	11/10/2004	September 1, 2007
WM 102	NMC887955	AHL	11/10/2004	September 1, 2007
WM 103	NMC887956	AHL	11/10/2004	September 1, 2007
WM 104	NMC887957	AHL	11/10/2004	September 1, 2007
WM 105	NMC887958	AHL	11/10/2004	September 1, 2007
WM 106	NMC887959	AHL	11/10/2004	September 1, 2007
WM 107	NMC887960	AHL	11/10/2004	September 1, 2007
WM 108	NMC887961	AHL	11/10/2004	September 1, 2007
WM 109	NMC887962	AHL	11/10/2004	September 1, 2007
WM 110	NMC887963	AHL	11/10/2004	September 1, 2007
WM 111	NMC887964	AHL	11/10/2004	September 1, 2007
WM 112	NMC887965	AHL	11/10/2004	September 1, 2007
WM 113	NMC887966	AHL	11/10/2004	September 1, 2007
WM 114	NMC887967	AHL	11/10/2004	September 1, 2007
WM 115	NMC887968	AHL	11/10/2004	September 1, 2007
WM 116	NMC887969	AHL	11/10/2004	September 1, 2007
WM 117	NMC887970	AHL	11/10/2004	September 1, 2007
WM 118	NMC887971	AHL	11/10/2004	September 1, 2007
WM 119	NMC887972	AHL	11/10/2004	September 1, 2007
WM 120	NMC887973	AHL	11/10/2004	September 1, 2007
WM 121	NMC887974	AHL	11/13/2004	September 1, 2007

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
Date
WM 122	NMC887975	AHL	11/10/2004	September 1, 2007
WM 123	NMC887976	AHL	11/10/2004	September 1, 2007
WM 124	NMC887977	AHL	11/10/2004	September 1, 2007
WM 125	NMC887978	AHL	11/10/2004	September 1, 2007
WM 126	NMC887979	AHL	12/10/2004	September 1, 2007
WM 127	NMC887980	AHL	12/10/2004	September 1, 2007
WM 128	NMC887981	AHL	12/10/2004	September 1, 2007
WM 129	NMC887982	AHL	12/10/2004	September 1, 2007
WM 130	NMC887983	AHL	12/10/2004	September 1, 2007
WM 131	NMC887984	AHL	12/10/2004	September 1, 2007
WM 132	NMC887985	AHL	12/10/2004	September 1, 2007
WM 133	NMC887986	AHL	12/10/2004	September 1, 2007
WM 134	NMC887987	AHL	12/10/2004	September 1, 2007
WM 135	NMC887988	AHL	12/10/2004	September 1, 2007
WM 136	NMC894073	AHL	2/2/2005	September 1, 2007
WM 137	NMC894074	AHL	2/2/2005	September 1, 2007
WM 138	NMC894075	AHL	2/2/2005	September 1, 2007
WM 139	NMC894076	AHL	2/2/2005	September 1, 2007
WM 140	NMC894077	AHL	2/2/2005	September 1, 2007
WM 141	NMC894078	AHL	2/2/2005	September 1, 2007
WM 142	NMC894079	AHL	2/2/2005	September 1, 2007
WM 143	NMC894080	AHL	2/2/2005	September 1, 2007
WM 144	NMC894081	AHL	2/2/2005	September 1, 2007
WM 145	NMC894082	AHL	2/2/2005	September 1, 2007
WM 146	NMC894083	AHL	2/2/2005	September 1, 2007
WM 147	NMC894084	AHL	2/2/2005	September 1, 2007
WM 148	NMC894085	AHL	2/2/2005	September 1, 2007
WM 149	NMC894086	AHL	2/2/2005	September 1, 2007
WM 150	NMC894087	AHL	2/2/2005	September 1, 2007
WM 151	NMC894088	AHL	2/2/2005	September 1, 2007
WM 152	NMC894089	AHL	2/2/2005	September 1, 2007
WM 153	NMC894090	AHL	2/2/2005	September 1, 2007
WM 154	NMC894091	AHL	2/2/2005	September 1, 2007
WM 155	NMC894092	AHL	2/2/2005	September 1, 2007
WM 156	NMC894093	AHL	2/2/2005	September 1, 2007
WM 157	NMC894094	AHL	2/2/2005	September 1, 2007
WM 158	NMC894095	AHL	2/2/2005	September 1, 2007
WM 159	NMC894096	AHL	2/2/2005	September 1, 2007
WM 160	NMC894097	AHL	2/2/2005	September 1, 2007
WM 161	NMC894098	AHL	2/2/2005	September 1, 2007
WM 162	NMC894099	AHL	2/2/2005	September 1, 2007
WM 163	NMC894100	AHL	2/2/2005	September 1, 2007
WM 164	NMC894101	AHL	2/2/2005	September 1, 2007
WM 165	NMC894102	AHL	2/2/2005	September 1, 2007
WM 166	NMC894103	AHL	2/2/2005	September 1, 2007
WM 167	NMC894104	AHL	2/2/2005	September 1, 2007
WM 168	NMC894105	AHL	2/2/2005	September 1, 2007
WM 169	NMC894106	AHL	2/2/2005	September 1, 2007
WM 170	NMC894107	AHL	2/3/2005	September 1, 2007
WM 171	NMC894108	AHL	2/3/2005	September 1, 2007
WM 172	NMC894109	AHL	2/3/2005	September 1, 2007
WM 173	NMC894110	AHL	2/3/2005	September 1, 2007

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
Date
WM 174	NMC894111	AHL	2/3/2005	September 1, 2007
WM 175	NMC894112	AHL	2/3/2005	September 1, 2007
WM 176	NMC894113	AHL	2/3/2005	September 1, 2007
WM 177	NMC894114	AHL	2/3/2005	September 1, 2007
WM 178	NMC894115	AHL	2/3/2005	September 1, 2007
WM 179	NMC894116	AHL	2/3/2005	September 1, 2007
WM 180	NMC894117	AHL	2/3/2005	September 1, 2007
WM 181	NMC894118	AHL	2/3/2005	September 1, 2007
WM 182	NMC894119	AHL	2/3/2005	September 1, 2007
WM 183	NMC894120	AHL	2/3/2005	September 1, 2007
WM 184	NMC894121	AHL	2/3/2005	September 1, 2007
WM 185	NMC894122	AHL	2/3/2005	September 1, 2007
WM 186	NMC894123	AHL	2/3/2005	September 1, 2007
WM 187	NMC894124	AHL	2/3/2005	September 1, 2007
WM 188	NMC894125	AHL	2/3/2005	September 1, 2007
WM 189	NMC894126	AHL	2/3/2005	September 1, 2007
WM 190	NMC894 127	AHL	2/3/2005	September 1, 2007
WM 191	NMC894128	AHL	2/3/2005	September 1, 2007
WM 192	NMC894129	AHL	2/3/2005	September 1, 2007
WM 193	NMC894130	AHL	2/3/2005	September 1, 2007
WM 194	NMC894131	AHL	2/3/2005	September 1, 2007
WM 195	NMC894132	AHL	2/3/2005	September 1, 2007
WM 196	NMC894133	AHL	2/3/2005	September 1, 2007
WM 197	NMC894134	AHL	2/3/2005	September 1, 2007
WM 198	NMC894135	AHL	2/3/2005	September 1, 2007
WM 199	NMC894136	AHL	2/3/2005	September 1, 2007
WM 200	NMC894137	AHL	2/3/2005	September 1, 2007
WM 201	NMC894138	AHL	2/4/2005	September 1, 2007
WM 202	NMC894139	AHL	2/4/2005	September 1, 2007
WM 203	NMC894140	AHL	2/4/2005	September 1, 2007
WM 204	NMC894141	AHL	2/4/2005	September 1, 2007
WM 221	NMC908914	AHL	9/1/2005	September 1, 2007
WM 222	NMC908915	AHL	9/1/2005	September 1, 2007
WM 223	NMC908916	AHL	9/1/2005	September 1, 2007
WM 224	NMC908917	AHL	9/1/2005	September 1, 2007
WM 230	NMC908923	AHL	9/1/2005	September 1, 2007
WM 231	NMC908924	AHL	9/1/2005	September 1, 2007
WM 232	NMC908925	AHL	9/1/2005	September 1, 2007
WM 233	NMC908926	AHL	9/1/2005	September 1, 2007
WM 234	NMC908927	AHL	9/1/2005	September 1, 2007
WM 235	NMC908928	AHL	9/1/2005	September 1, 2007
WM 236	NMC908929	AHL	9/1/2005	September 1, 2007
WM 237	NMC908930	AHL	9/1/2005	September 1, 2007
WM 238	NMC908931	AHL	9/1/2005	September 1, 2007
WM 239	NMC908932	AHL	9/1/2005	September 1, 2007
WM 240	NMC908933	AHL	9/1/2005	September 1, 2007
WM 241	NMC908934	AHL	9/1/2005	September 1, 2007
WM 242	NMC908935	AHL	9/1/2005	September 1, 2007
WM 243	NMC908936	AHL	9/1/2005	September 1, 2007
WM 244	NMC908937	AHL	9/1/2005	September 1, 2007
WM 245	NMC908938	AHL	9/1/2005	September 1, 2007
WM 246	NMC908939	AHL	9/1/2005	September 1, 2007

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
Date
WM 247	NMC908940	AHL	9/1/2005	September 1, 2007
WM 248	NMC908941	AHL	9/1/2005	September 1, 2007
WM 249	NMC908942	AHL	9/1/2005	September 1, 2007
WM 250	NMC908943	AHL	9/1/2005	September 1, 2007
WM 251	NMC908944	AHL	9/1/2005	September 1, 2007
WM 252	NMC908945	AHL	9/1/2005	September 1, 2007
WM 253	NMC908946	AHL	9/1/2005	September 1, 2007
WM 254	NMC908947	AHL	9/1/2005	September 1, 2007
WM 255	NMC908948	AHL	9/1/2005	September 1, 2007
WM 256	NMC908949	AHL	9/1/2005	September 1, 2007
WM 257	NMC908950	AHL	9/1/2005	September 1, 2007
WM 258	NMC908951	AHL	9/1/2005	September 1, 2007
WM 259	NMC908952	AHL	9/1/2005	September 1, 2007
WM 260	NMC908953	AHL	9/1/2005	September 1, 2007
WM 261	NMC908954	AHL	9/1/2005	September 1, 2007
WM 262	NMC908955	AHL	9/1/2005	September 1, 2007
WM 263	NMC908956	AHL	9/1/2005	September 1, 2007
WM 264	NMC908957	AHL	9/1/2005	September 1, 2007
WM 265	NMC908958	AHL	9/1/2005	September 1, 2007
WM 266	NMC908959	AHL	9/1/2005	September 1, 2007
WM 267	NMC908960	AHL	9/1/2005	September 1, 2007
WM 268	NMC908961	AHL	9/1/2005	September 1, 2007
WM 269	NMC908962	AHL	9/1/2005	September 1, 2007
WM 270	NMC908963	AHL	9/1/2005	September 1, 2007
WM 271	NMC908964	AHL	9/1/2005	September 1, 2007
WM 272	NMC908965	AHL	9/1/2005	September 1, 2007
WM 273	NMC908966	AHL	9/1/2005	September 1, 2007
WM 274	NMC908967	AHL	9/1/2005	September 1, 2007
WM 275	NMC908968	AHL	9/1/2005	September 1, 2007
WM 276	NMC908969	AHL	9/1/2005	September 1, 2007
WM 277	NMC908970	AHL	9/1/2005	September 1, 2007
WM 278	NMC908971	AHL	9/1/2005	September 1, 2007
WM 279	NMC908972	AHL	9/1/2005	September 1, 2007
WM 280	NMC908973	AHL	9/1/2005	September 1, 2007
WM 281	NMC908974	AHL	9/1/2005	September 1, 2007
WM 282	NMC908975	AHL	9/1/2005	September 1, 2007
WM 283	NMC908976	AHL	9/1/2005	September 1, 2007
WM 284	NMC908977	AHL	9/1/2005	September 1, 2007
WM 285	NMC908978	AHL	9/1/2005	September 1, 2007
WM 286	NMC908979	AHL	9/1/2005	September 1, 2007
WM 287	NMC908980	AHL	9/1/2005	September 1, 2007
WM 288	NMC908981	AHL	9/1/2005	September 1, 2007
WM 289	NMC908982	AHL	9/1/2005	September 1, 2007
WM 290	NMC908983	AHL	9/1/2005	September 1, 2007
WM 291	NMC908984	AHL	9/1/2005	September 1, 2007
WM 292	NMC908985	AHL	9/1/2005	September 1, 2007
WM 293	NMC908986	AHL	9/1/2005	September 1, 2007
WM 294	NMC908987	AHL	9/1/2005	September 1, 2007
V/M 295	NMC908988	AHL	9/1/2005	September 1, 2007
VIM 296	NMC908989	AHL	9/1/2005	September 1, 2007
VIM 297	NMC908990	AHL	9/1/2005	September 1, 2007
WM 298	NMC908991	AHL	9/1/2005	September 1, 2007

Claim Name	BLM Serial No.	Registered Owner(3)	Location	Expiry Date(4)
Date
WM 299	NMC908992	AHL	9/1/2005	September 1, 2007
WM 300	NMC908993	AHL	9/1/2005	September 1, 2007
WM 301	NMC908994	AHL	9/1/2005	September 1, 2007
WM 302	NMC908995	AHL	9/1/2005	September 1, 2007
WM 303	NMC908996	AHL	9/1/2005	September 1, 2007
WM 304	NMC908997	AHL	9/1/2005	September 1, 2007
WM 305	NMC908998	AHL	9/1/2005	September 1, 2007
WM 306	NMC908999	AHL	9/1/2005	September 1, 2007
WM 307	NMC909000	AHL	9/1/2005	September 1, 2007
WM 308	NMC909001	AHL	9/1/2005	September 1, 2007
WM 309	NMC909002	AHL	9/1/2005	September 1, 2007
WM 310	NMC909003	AHL	9/1/2005	September 1, 2007
WM 311	NMC909004	AHL	9/1/2005	September 1, 2007
WM 312	NMC909005	AHL	9/1/2005	September 1, 2007
WM 313	NMC909006	AHL	9/1/2005	September 1, 2007
WM 314	NMC909007	AHL	9/1/2005	September 1, 2007
WM 315	NMC909008	AHL	9/1/2005	September 1, 2007
WM 316	NMC909009	AHL	9/1/2005	September 1, 2007
WM 317	NMC909010	AHL	9/1/2005	September 1, 2007
WM 318	NMC909011	AHL	9/1/2005	September 1, 2007
WM 319	NMC909012	AHL	9/1/2005	September 1, 2007
WM 320	NMC909013	AHL	9/1/2005	September 1, 2007
WM 321	NMC909014	AHL	9/1/2005	September 1, 2007
WM 322	NMC909015	AHL	9/1/2005	September 1, 2007
WM 323	NMC909016	AHL	9/1/2005	September 1, 2007
WM 324	NMC909017	AHL	9/1/2005	September 1, 2007
WM 325	NMC909018	AHL	9/1/2005	September 1, 2007
WM 326	NMC909019	AHL	9/1/2005	September 1, 2007
WM 327	NMC909020	AHL	9/1/2005	September 1, 2007
WM 328	NMC909021	AHL	9/1/2005	September 1, 2007
WM 329	NMC909022	AHL	9/1/2005	September 1, 2007
WM 330	NMC909023	AHL	9/1/2005	September 1, 2007
WM 331	NMC909024	AHL	9/1/2005	September 1, 2007
WM 332	NMC909025	AHL	9/1/2005	September 1, 2007
WM 333	NMC909026	AHL	9/1/2005	September 1, 2007
WM 334	NMC909027	AHL	9/1/2005	September 1, 2007
WM 335	NMC909028	AHL	9/1/2005	September 1, 2007
WM 336	NMC909029	AHL	9/1/2005	September 1, 2007
WM 337	NMC909030	AHL	9/1/2005	September 1, 2007
WM 338	NMC909031	AHL	9/1/2005	September 1, 2007
WM 339	NMC909032	AHL	9/1/2005	September 1, 2007
WM 340	NMC909033	AHL	9/1/2005	September 1, 2007
WM 341	NMC909034	AHL	9/1/2005	September 1, 2007
WM 342	NMC909035	AHL	9/1/2005	September 1, 2007
WM 343	NMC909036	AHL	9/1/2005	September 1, 2007
WM 344	NMC909037	AHL	9/1/2005	September 1, 2007
WM 345	NMC909038	AHL	9/1/2005	September 1, 2007
WM 346	NMC909039	AHL	9/1/2005	September 1, 2007
WM 347	NMC909040	AHL	9/1/2005	September 1, 2007

(1)

Claim data on the Winnemucca Mountain Property have been provided to the author of the report by AHL. The author of the report has not independently reviewed or verified any of the claim details. Therefore, the author of the report has no opinion on the validity of the claims.

(2)

Under the terms of the Underlying Option Agreement, Golden Arc was required to have the title to all mineral claims subject to that agreement transferred to AHL. As of the date of the report, all of such transfers have been completed.

(3)	If the option contained in the Underlying Option Agreement is not exercised, then AHL is required to return title to the Golden Arc Claims to Golden Arc.
(4)

In order to maintain the mineral claims comprising the Winnemucca Mountain Property in good standing, the Company must pay to the BLM a maintenance fee of US$125 per mineral claim prior to September 1, 2007 and, in each successive year, the Company must pay the County in which the mining claims are located (the Humboldt County) a yearly fee prior to November 1 and file a form called a “Notice of Intent to Hold”. If the Company fails to duly pay such fees and file such form, then the mining claims will lapse and the Company will lose all interest that it has in these mining claims.

Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Winnemucca Mountain Property is located in north-western Nevada, approximately 6 kilometres northwest of the municipality of Winnemucca. The property is within the Winnemucca Mountain Mining District of Humboldt County. The claims are situated on certain sections of the west flank of the Winnemucca Mountain. A map showing the location of and access to the Winnemucca Mountain Property is attached on page 30.

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

History and Previous Work

Gold and silver were first discovered in the Winnemucca Mining District in 1863 and several smelters were constructed along the Humboldt River during the 1860’s. In late 1988, Santa Fe Pacific Mining, Inc. (now Newmont Mining Corporation) (“Santa Fe”) entered into a joint venture with Arctic Precious Metals Inc. with respect to the Winnemucca Mountain Property and became operator. Previous exploration work performed by Santa Fe focused on the pediment-covered Swordfish Zone. Between 1988 and 1990, Santa Fe conducted geological mapping, rock sampling, trenching, CSAMT, induced polarization geophysical surveys, collected 286 auger hole bedrock samples and completed a total of 18,260 metres (52,470.8 feet) in 73 reverse circulation drill holes. In 1994, Anvil Resources Ltd. acquired the Winnemucca Mountain Property, became project operator and performed internal compilation work, prepared a topographic base map and collected surface samples to confirm previous gold tenors. An induced polarization (IP) survey conducted in 1996 confirmed that resistivity highs correlated well with known mineralized areas and delineated two new target zones. There has been no record of exploration work since 1996.

Present Condition and Current State of Exploration

The Winnemucca Mountain Property is undeveloped and does not contain any open-pit or underground mines. There is no plant or equipment located on the property. No reserves have been identified on the mineral claims that comprise the Winnemucca Mountain Property.

Mineralization

The Winnemucca Mountain Property and surrounding area has had a long history of mineral exploration. As a result, gold occurrences and targets have been identified at several areas within the current property boundaries. Types of gold-bearing occurrences identified to date on the Winnemucca Mountain Property are: quartz stockworks in hornfelsed intrusive contact zones, quartz veins, volcanic breccias, and quartz-calcite veins. The most intensively explored sector of the property to date is called the Swordfish zone.

Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type and brecciated system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone. Near the end of Santa Fe’s tenure on the Winnemucca Mountain Property, gold mineralization was found approximately 500 metres northeast of the Swordfish Zone, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish. The SF Extension, and beyond to the northeast, is a high-priority drill target for the Company.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail.

Planned Work Program by the Company

The Company has obtained a geological report on the Winnemucca Mountain Property prepared by Harmen J. Keyser, Professional Geologist dated January 20, 2005. The geological report has been prepared in accordance with the requirements of National Instrument Policy 43-101. The geological report recommends the completion of a two stage exploration program on the Winnemucca Mountain Property, with the first stage consisting of geochemical sampling, geophysical surveying and geological mapping, and the second stage consisting of a drilling program. During 2005, the Company completed the first stage of the recommended program, including: obtaining all missing exploration data from prior operators for thorough compilation and review of existing exploration data acquiring additional land; mapping the Winnemucca Mountain Property and surrounding areas with special attention paid to understanding structure; and, investigating outcropping gold mineralization reported in the eastern part of the property

Prior to the first-stage of the recommended program, the Company entered into negotiations with Meridian Gold wherein Meridian Gold will act as operator of the project and will continue the recommended surface and drilling programs.

Labrador Property

The Labrador Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Labrador Property stems from the adjoining property being underlain by copper-nickel orebody and the results of previous exploration work as described below.

Acquisition of Interest

On May 4, 2005, the Company entered into the Geocore Option and Royalty Agreement, pursuant to which the Company was granted the option to acquire an 80% interest, subject to a one and one-half percent NSR royalty, in the Labrador Property. The option comprises of two parts: (1) the option to acquire a 60% interest; and (2) the option to acquire a further 20% interest, for a total of 80% interest, both in the Labrador Property. The first option is exercisable by the Company upon paying Geocore $35,000 (paid) on signing the Geocore Option and Royalty Agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by the Company incurring $1 million of cumulative exploration expenses by October 31, 2008.

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

During the term of the Geocore Option and Royalty Agreement, if the Company or Geocore stakes any new mineral claims within 2 kilometres of the existing mineral claims under the agreement, the other party has an option to make the new claims part of the agreement.

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

Planned Work Program by the Company

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

Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $19,563 on this property during the three months ended June 30, 2006.

Mineral Claims and Location

The Malone property in south-west New Mexico (Figure 1) is wholly owned by the Company. It consists of 80 MAL claims that were staked in the February 2005 (Figure 2). The claims cover a partial rectangular area that is approximately 4 km long north to south and 1.7 km wide east to west.

The property lies in Grant County of New Mexico (Figure 1) in Sections 17-20, and 29 and 30, in T20S and R16W. It is situated approximately 17 miles northeast of Lordsburg township, New Mexico, and is easily accessible from State Highway No. 90 which connects Lordsburg and Silver City. At UTM 731915-3597835, approximately 17 miles from Lordsburg, access is made by turning north-north-west onto the Mill Canyon Road (dirt road No. 859). A drive of approximately 3 miles reaches the southern claim boundary.

Figure 1: Location of the Malone claim block in SW New Mexico

Access, Climate, and Infrastructure

The district surrounding the Malone property has a basin and range topography characterized by wide, flat, alluvial-covered semi-desert plains that alternate with elongate stretches of rocky hills and escarpments. The semi-desert vegetation is sparse, and there is no difficulty for foot access. Elevations on the claims range from 1,700 metres up to 2,000 metres. The topography is dominated by the north to south trending Brock Ridge whose highest point (Mill Hill) reaches 2,000 metres.

The claims lie in an arid, semi desert part of New Mexico that has a low annual rainfall. The summers are hot and dry with temperatures exceeding 25 degrees Celsius. Winters are also dry and temperatures can reach down to freezing.

Figure 2: The Malone claims, SW New Mexico.

History and Previous Work

Early work at Malone may have taken place in the 1890’s. There are a number of prospect pits and adits in the southern part of the property, all of which are inaccessible. One adit labeled the Paracutin lode suggests that more recent work, possibly in the 1940’s or 1950’s may have taken place, but there is no record of this work. Additionally, at least three drillhole collars were noted during the Company’s initial reconnaissance of the property. Results of that drilling are not known.

In 2005, Newmont Gold Corporation staked the MAL 1-80 claims with the concept that mineralization in the granite may be related to an alkali gold system. Q. Hennigh and J.T Ray, Newmont geologists, collected 232 samples which were analyzed for gold, silver, and trace elements.

Present Condition and Current State of Exploration

During 2005, the Company undertook property-scale geological mapping and geochemical sampling of the Malone property. Subsequently, Dr. G. E. Ray was contracted to prepare an NI 43-101 compliant report, including a recommended program for follow-up exploration.

Property Geology

Regionally, the Malone claims lie in a zone of northerly to north-west trending Basin and Range structures that lie off the south-east flank of the Colorado Plateau. Extensional faulting and rifting during Tertiary time was accompanied by continental volcanism dominated by rhyolite tuffs and flows, with lesser amounts of andesite.

The exposed geology on the property includes a package of northerly striking and easterly dipping Tertiary age volcaniclastics and flows. This package overlies a highly leucocratic Pre-Cambrian granitoid basement. The nature of the volcanic-granite contact is uncertain, but the Dr. Ray believes it represents a steep easterly dipping fault that was related to recurrent down-dropping along the western margin of a graben structure.

The Tertiary rhyodacitic volcaniclastics outcrop extensively along the north-north-west trending Brock Ridge escarpment but the older granitoids are only seen in a relatively narrow belt at lower elevation immediately west of the ridge. The Pre-Cambrian basement includes several generations of intrusive granitic rocks that range from fine to extremely coarse grained and pegmatitic. Many are cut by several sets of brittle planar structures, some of which contain quartz-feldspar ± pyrite veins up to 2 metres thick. Locally the hosting granitoids are extensively and pervasively overprinted and bleached by clay-sericite ± silica ± pyrite alteration, as well as being stained or coated by Fe and Mn oxides. Extensive zones of quartz vein stockworks also cut the granites.

The following types of basement granitic rocks occur on the claims:

Type 1: An early generation of coarse to very coarse grained massive and quartz-rich leuco-granite that ranges from weakly to strongly feldspar porphyritic.

Type 2: A fine to coarse grained quartz-rich granite-microgranite that is commonly bleached and which tends to be less feldspar porphyritic than the Type 1 rock. In many cases the Type 1 and 2 granites are separated by a fault which may contain gold-bearing quartz veins.

In addition, dikes of aplite, dacite-microgranite and K spar rich pegmatite occur in the basement rocks on the claim.

Structures on the property are dominated by brittle faulting and block tilting, as evident from the easterly dip of the younger Tertiary volcanics. No small scale folds were noted and all the igneous rocks are unfoliated. The brittle faults are probably related to the regional extension that accompanied the formation of the grabens and half-grabens, as well as the extrusive volcanism. The claims are believed to overlie the fault-zone boundary of one graben, and the 35 to 55 degree easterly dip of the volcanics shows that most of the graben-related movement in this area involved east-side down-dropping accompanied by easterly tilting.

Plotted rose diagrams of the planar structures show the following:

(1)

The major brittle faults (up to 3 meters thick) are generally steep to sub-vertical (60 to 90 degrees). Several sets are present, the most common of which has an average strike azimuth of 115 degrees (east-south-east to west-north-west). Less common sets strike east to west (azimuth 095 degrees) and north to north-north-east.

(2)	Sets of thin, closely spaced hair-line fractures occur where the granitic rocks have undergone brittle shattering.

(3)

There are several sets of planar structures containing veins and dikes of either fine-grained granitic aplite or very coarse grained K-spar-rich pegmatites. One set strikes east-south-east, similar to an important set of major fault.

The nature of the volcanic-granite contact and the age of the gold-silver mineralization are unknown. However, Dr. Ray believes that the volcanic-granitic contact represents a graben-related fault zone that has controlled the gold-bearing quartz veins. The following geological and structural history is suggested:

(1)	Unconformable deposition of the Tertiary volcanics on a peneplaned granitic basement, possibly coeval with incipient development of graben structures.
(2)

Continued down-drop movement along a steeply east-dipping structure that formed the western margin of a graben; movement resulted in easterly tilting of the volcanics accompanied by fault-controlled mesothermal and epithermal mineralization that extended up into both the granites and younger volcanics.

(3)

Continued graben down-dropping east of the structure resulted in the mineralized granites to the west being juxtaposed against unaltered volcanics further east. Subsequent erosion has exposed the granite- hosted mesothermal mineralization, while east of the main structure the epithermal portion of the system may exist at depth in the volcanics.

If this model is correct it suggests the following:

(i)	The main granite-volcanic structure(s) is steep east-dipping.
(ii)

The Malone gold-silver mineralization is not related to the granite intrusions but is instead controlled by splay and cross-faults related to an extensional graben structure. It may post-date the Tertiary volcanics, but is more likely to have been coeval with the volcanism.

(iii)

The volcanic rocks east of the structure could host epithermal mineralization, although this may be too deep to be economically viable. However, other granite-hosted mineralized structures may be present in the alluvium-covered western part of the claims, and some exploration should be done over this area.

Mineralization

The Malone gold-silver mineralization is mainly hosted by planar quartz veins and irregular quartz stockworks and stringer zones. In addition, some of the wide areas of fracturing with silicification and disseminated pyrite represent good bulk tonnage targets, although to date little methodical work has been done.

Assay chemistry suggests the gold is free although nothing is known about the size of the gold grains, or whether they are spatially associated with mineral crystals such as pyrite or quartz. Positive gold-silver correlations suggest some of the silver is held in the lattice of the gold grains, and it is also possible that some electrum is present. It is not known whether some gold is chemically locked in the lattices of pyrite or any other sulfides, and some of the granite-bearing pyritic zones should be systematically tested for precious metals. Generally the precious metals are not associated with significant base metals. Sporadic trace chalcopyrite is reported, and assays suggest the local presence of some sphalerite and galen.

Previous sampling work done by a third party on the Malone claims show maximum values of 17.7 ppm Au and 695 ppm Ag, indicating the presence of high grade Bonanza-type mineralization (Table 1B). In addition, assays up to 1320 ppm Cu, 148 ppm As, 112 ppm Bi, 0.87 ppm Hg, 672 ppm Mo, 62 ppm Sb, 1.08% Pb and 1.59% Zn were present. The silver:gold ratios for the 178 samples average 39.1. Binary plots show there is a good to moderate positive correlation between Au:Ag, Au:As, Au:Pb, Au:Cu and Au:Sb. However, there appears to be no significant correlation between Au:Hg, Au:Bi and Au:Zn.

Consulting geologist Dr. G.E. Ray, working on behalf of the Company, collected 23 additional samples. This work included taking 13 chip samples, each 8 feet in length, around the margins of an open pit located at UTM 732296-3604138. This pit exposes the structural contact between Type 1 and Type 2 granites, and the contact is occupied by one or more mineralized quartz veins as well as some adjacent silica flooding and quartz stockworks. The assay results from the open pit demonstrate that not only is the narrow zone of fracturing and veining enriched in precious metals, but the stockwork-veined Type 1 granite adjacent to the zone is enriched also with values up to 0.095 oz/t Au and 10 oz/t Ag. This indicates that other stockwork zones on the property should be tested for their bulk tonnage potential.

Planned Work Program by the Company

At the Malone property, consultant Dr. G.E .Ray has outlined a success-contingent exploration program which the Company intends to carry out. Dr. Ray’s conclusions are that at Malone, Pre-Cambrian granitic rocks host Au-Ag-bearing mesothermal and possibly deep-level epithermal quartz veins, stockworks and stringer zones. Assays from over 200 samples indicate the presence of some high grade Bonanza-type precious metal mineralization, as well as the possibility of bulk tonnage targets in the stockwork zones. The Au-Ag mineralization is generally not associated with very high quantities of base metals or other pathfinder elements such as Bi, As, Sb or Hg. The granite-hosted quartz veins, which reach up to 2 meters in width, are probably controlled by a steep easterly dipping structural zone related to Tertiary-age extensional movements related to graben down-dropping. Many of the larger veins preferentially occur along the structural contact between two different generations of granite (Type 1 and Type 2). Mapping the distribution of these two granite types may be useful in the discovery of more veins and stockwork zones.

Dr. Ray recommended further exploration for the following reasons:

(i)	There has been widespread past near surface small-scale mining via shallow pits and short tunnels/adits although little is known about this work.
(ii)	Recent grab and chip sampling indicates the local presence of high Au and Ag values in the quartz veins and in some quartz stockwork zones.
(iii)	To his knowledge, there has been no modern exploration conducted on the property.

The recommended exploration involves:

(a)	Further geochemical sampling, including rock, grid-soil and creek silt sampling. Emphasis should be directed to searching for both high grade veins and lower grade bulk tonnage deposits.
(b)	Some suitable geophysical methods could be used under areas of alluvial cover to detect vein structures.
(c)	Areas with favourable geology and geochemistry should be drilled.

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

To date, payments have been made to the BLM and to Humboldt county, Nevada to maintain the claims comprising the Winnemucca Mountain Property in good standing.

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

Malone Property

The Company will be required to conduct all mineral exploration activities on the Malone Property in accordance with the Bureau of Land Management of the United States Department of the Interior. No permits will be required to be obtained in connection with the completion of stage one of the planned exploration program on the Malone Property. The Company will be required to obtain a permit prior to the initiation of the second stage of the recommended exploration program as this stage will involve drilling on the property. A plan of operation would be required to be submitted to the BLM in connection with the permit application. It is estimated that it would take approximately 3-6 weeks to obtain the required permit at an estimated cost of approximately US$50. The Company will also have to provide a reclamation bond in the order of US$10,000 to US$20,000 before drilling may be commenced.

To date, the Company has made payments to maintain the claims comprising the Malone Property in good standing. The Company has also paid county fees to Humboldt county in the state of Nevada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended March 31, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

5.A. Results of Operations

The Company has been in existence since June 2003. Since that time, the Company has completed private placements and raised $2,300,210 in cash and has entered into the Murray Property Option Agreement, the Winnemucca Option and Royalty Agreement and the Geocore Option and Royalty Agreement and the Malone Property Option and Agreement. The Company’s private placements occurred in Canada pursuant to the exemption provided under Section 3.1 of Multilateral Instrument 45-103. The private placements were to Canadian residents in transactions completed in accordance with Rule 903 of Regulation S of the Securities Act of 1933 as the transactions were “offshore transactions” completed without any “directed selling efforts” in the United States, with each of the terms “offshore transactions” and “directed selling efforts” having the meanings prescribed in Regulation S. For fiscal 2007, the Company intends to continue exploration efforts on the Murray Property, the Winnemucca Mountain Property, and the Labrador Property and then to determine upon which property to further focus its exploration efforts.

During the year ended March 31, 2006, the Company reported a net loss of $590,779 ($0.07 loss per share) compared to a loss of $402,218 reported for the fiscal year ended March 31, 2005. The Company did not generate any revenue during either of the reporting periods and expenses increased from $402,225 at March 31, 2005 to $590,779 for the 2006 fiscal year. The increase in net loss for 2006 is primarily due to stock-based compensation, a write-down of exploration expenditures and an increase in advertising and travel. Stock-based compensation of $224,925 was recorded for the year ended March 31, 2006 versus $128,165 for the 2005 fiscal year. The Company recorded a write-down of the Murray property exploration expenditures amounting to $44,038 for the year ended March 31, 2006 versus nil for the previous year. Advertising and travel of $109,473 was incurred for the year ended March 31, 2006 compared to $31,389 for the previous year as more tradeshows were attended, additional stock market publications were subscribed to and service agreements were negotiated with two investor relations specialists. Major expense items in 2006 also included accounting of $47,852, consulting of $51,605, and legal of $55,715 which all increased over the 2005 fiscal year as a direct reflection of the increase in activity related to property option, private placement and stock option and other agreements prepared or amended during the year.

During the year ended March 31, 2005, the Company reported a net loss of $402,218 ($0.07 loss per share) compared to a loss of $152,118 reported for the period from incorporation on June 19, 2003 to March 31, 2004. The Company did not generate any revenue during either of the reporting periods and expenses increased from $152,133 at March 31, 2004 to $402,225 for the 2005 fiscal period. The significant increase in net loss for 2005 is primarily due to four main factors. Firstly, the net loss for 2004 includes results for a shorter nine month fiscal period when the Company was not yet a registered issuer compared to the twelve month period ended March 31, 2005 when various exchange filings were required. The effects arising from this first factor are evidenced by increases of $10,787 in accounting, $24,852 in promotion and advertising and $31,569 in transfer agent expenses. Secondly, $128,165 of stock-based compensation was recorded in 2005 as compared to nil in 2004. Thirdly, additional legal costs were incurred as the Company developed its operations. Lastly, the Company incurred consulting fees of $21,396 in 2005 during the process of obtaining approval to list its shares on the Over-The-Counter Bulletin Board Quotation System in the United States. Major expense items in 2005 also included management fees of $103,879 (2004 - $53,400), and consulting fees of $35,264 (2004 - $20,500). Rent and administration decreased from $41,445 to $16,800 in 2005 as the Company re-negotiated the terms of payment for this expense.

5.B. Liquidity and Capital Resources

Fiscal Year Ended March 31, 2006

Since incorporation in June 2003, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Malone Property Option Agreement, the Winnemucca Option and Royalty Agreement and Geocore Option and Royalty Agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. In order to maintain the Winnemucca Option and Royalty Agreement in good standing the Company must expend a total of US$4,000,000 on the Winnemucca Mountain Property over a period of three years, and deliver a pre-feasibility study by June 30, 2009. In addition, the Company must incur cumulative exploration expenses of $1,000,000 by October 31, 2008 with respect to the Geocore Option and Royalty Agreement. The Company does not have any other commitments for material capital expenditures over either the near or long term, and none are presently contemplated other than as disclosed above and or over normal operating requirements.

In May, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007.

In July, 2005 a total of $27,000 was raised from the conversion of 40,000 warrants at $0.25 per share and the exercise of 50,000 options at $0.34 per share.

In August, 2005 the Company issued 400,000 common shares for deemed proceeds of $244,000 as part of the share issue required under the terms of the Winnemucca property option agreement.

In September, 2005 the Company completed a non-brokered private placement whereby 290,000 units were issued in exchanged for cash proceeds of $145,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.55 until expiry in September, 2007.

In January, 2006 the Company completed a private placement whereby 1,270,000 units were issued at a price of $0.30 per unit resulting in proceeds of $381,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share exercisable until expiry in January, 2008. An additional 97,000 warrants with identical terms, $4,500 in cash, and 97,000 units were paid as finders fees pursuant to this issue.

In February, 2006, 90,000 warrants were converted at $0.25 per share resulting in cash proceeds of $22,500, and 250,000 shares were issued at $0.25 per share on the exercise of options by a director resulting in cash proceeds of $62,500.

Subsequent to year end on May 16, 2006 the Company issued an additional 400,000 common shares to Golden Sands at a deemed price of $0.46 per share.

Also subsequent to year end on September 13, 2006, the Company completed a non-brokered private placement of 1,500,000 units at a price of $0.30 per unit for total proceeds of $450,000. Each unit consists of one common share and one non transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.40 per share for a period of two years from the date of issuance. The Company paid finders fees of 100,000 units in connection with this private placement. One finder also received a finder’s warrant. Such warrants have a four month hold period from the date of issue.

Financial Condition and Cash Flows

The Company has working capital of $120,660 as at March 31, 2006 compared to a negative working capital of $(143,711) as at March 31, 2005. The increase in working capital corresponds directly to the proceeds received during the year from the issue of shares offset by the operating expenses of the Company. The Company anticipates that it will require approximately $1.5 million over the next twelve months in undertaking its plan of operations, which amount will include completion of the initial stages of exploration on the Malone Property, the Winnemucca Mountain Property and the Labrador Property. Due to these financing requirements, the Company plans to return to the junior resource capital markets in the near future in order to complete additional financings necessary to fund the Company’s ongoing operating cash requirements. The Company does not have any arrangements in place for this financing and there is no assurance that the Company will obtain this financing.

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

See the Company’s audited annual financial statements for the year ended March 31, 2006, particularly Note 10 for quantification of the differences.

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

The Company capitalizes mineral property acquisition and exploration costs until the Murray Property is placed into production, sold, allowed to lapse or otherwise abandoned. All mineral property acquisition and exploration costs have been acquired for cash and/or common shares. The Company performs periodic evaluations to evaluate recoverability of mineral property costs. Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”. Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock. Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123. The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

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

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and are not expected to have a material impact on our financial position or results of operations.

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

5.C. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.D. Tabular disclosure of contractual obligations

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information as at October 25, 2006 relating to the directors and senior officers of the Company.

Table No. 6
Directors and Senior Management

Name	Position	Age	Date of First Election Or Appointment
Lawrence Dick (1)	President, CEO & Director	54	June 19, 2003
Warren McIntyre (1)	Corporate Secretary, CFO & Director	44	June 19, 2003
Paul Cowley (1)	Director	50	September 15, 2004
Chris Osterman	Director	49	July 15, 2004
_______________
(1)	Member of Audit Committee.

Lawrence Dick (President, CEO and Director): Dr. Dick is a Professional Geologist who received a B.Sc. (Hons.) from the University of British Columbia in 1973 and a Ph.D. in Economic Geology from Queen’s University in 1979. He also serves as the Vice President of Exploration and a Director of Continuum Resources Ltd., an unrelated public company. He has been in those capacities with Continuum Resources Ltd. since 2002. During 2001 and 2002 he was a self employed geological consultant. He has been a Director of General Minerals Corp., an unrelated public company, since 1994 and he served as the Executive Vice President of General Minerals Corp. from August, 1995 until January 2001. From 1980 to 1984 Dr. Dick served as the Manager of Exploration for Chevron Minerals Ltd. based in Santiago, Chile. Dr. Dick spends 50% of his time on the affairs of the Company.

Chris Osterman (Vice President, Exploration and Director): Dr. Osterman has 25 years of experience in the mining and exploration industry. Starting as a mining engineer at the San Manuel mine in Arizona in 1979, Dr. Osterman later received a M.S. in Geological Engineering from the University of Arizona (1984) and a Ph.D. in Geology from the Colorado School of Mines (1999). His experience includes gold, nickel and copper mining and exploration in Southern Africa, silver exploration in Bolivia and porphyry copper exploration in Mexico, Chile, Peru and Mongolia. He has spent over three years in search for epithermal gold and silver deposits in the western Sierra Madres and porphyry copper deposits in Sonora, Mexico. Dr. Osterman has been self-employed for the past five years. Dr. Osterman spends 50% of his time on the affairs on the issuer.

Warren McIntyre (Corporate Secretary, CFO and Director): Mr. McIntyre has been a corporate communications consultant since January of 2001. During that time he acted as a consultant for Plus International, an unrelated public company (January 2001 until September 2001); Evolve Financial, a private investor relations firm, (2001 until October 2002); Dolphins Resorts, a chain of vacation resorts (November 2002 until February 2003); and he also serves as Corporate Secretary and Director of Continuum Resources Ltd., an unrelated public Company (March 2003 to present). Mr. McIntyre spends 50% of his time on the affairs of the Company.

Paul Cowley (Director): Mr. Cowley is a professional geologist who received his Bachelor of Science (Honours) in Geology from the University of British Columbia in 1979. Since April of 2000 he has been the Vice President of Exploration and a Consulting Geologist for Gold City Industries Ltd., an unrelated public company. During 2002 he was also a Consulting Geologist and the Reverse Circulation Supervisor for Cumberland Resources Corp., an unrelated public company. During 2000 and 2001 he also served as a Consulting Geologist and Regional Exploration Manager for the Hope Bay Joint Venture. He was the Vice President of Exploration and a Director of Rampton Resource Corp. from April of 1997 until April of 1999. He has also served as the President, CEO and a Director since 1997 of Alliance Mining Ltd., an unrelated public company. In all of these capacities, Mr. Cowley has been involved in all facets of mineral exploration. Mr. Cowley spends 5% of his time on the affairs of the issuer.

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

6.B. Compensation

Cash Compensation

Total compensation accrued or paid to all directors and senior officers of the Company during the year ended March 31, 2006 was $47,675. The following table sets forth options granted to the Company’s senior officers in the fiscal year ended March 31, 2006.

Table No. 7
Stock Option Grants / Senior Management / Directors

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Dr. Lawrence A. Dick	185,000	100	$0.82	May 16, 2005	May 16, 2009	$0.82

The following table provides certain information concerning stock option exercises during fiscal 2006 by the Company’s senior officers and directors.

Table No. 8
Aggregated Stock Options Exercises / Unexercised Stock Options
Stock Option Values / Senior Management/Directors
as at March 31, 2006

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End Exercisable/Unexercisable
Dr. Chris Osterman	250,000	Nil	Nil	Nil
Paul Cowley	Nil	Nil	250,000	Nil
Dr. Lawrence A. Dick	Nil	Nil	185,000	Nil

No Stock Options were exercised during the year ended March 31, 2006 by senior management or directors other than as set out above. In April, 2006 the Company issued options to directors, consultants and an employee to acquire up to an aggregate of 430,000 shares at an exercise price of $0.36 per share.

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management, employees and consultants. As at October 25, 2006, 1,015,000 stock options have been granted and remain unexercised. Refer to Table No. 7 and 8 for information about stock options held by Directors and Senior Management.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the Company’s stock option plan, the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The Senior Management serves at the pleasure of the Board of Directors.

The Company has an Audit Committee, which advises the Board of Directors with respect to the engagement of the independent auditors of the Company and reviews the scope and results of the Company’s audits with the independent auditors, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Lawrence Dick, Warren McIntyre and Paul Cowley. The Audit Committee met twice during fiscal 2006.

6.D. Employees

The Company has no employees, excluding Senior Management, and has utilized only independent contractors, who perform work on the Company’s properties.

6.E. Share Ownership

The following table sets forth, to the Company’s knowledge, as of October 25, 2006, information relating to shares of the Company held by directors and officers of the Company and persons owning more than 5% of the Company’s outstanding shares:

Table No. 9
Shareholdings of Directors and Senior Management

	Amount and Nature of	Percent of
Name of Beneficial Owner	Beneficial Ownership	Class(5)
Alex Lenec (5% holder)(1)	1,728,532	7.4%
Lawrence Dick (2)	1,111,155	8.8%
Warren McIntyre(3)	675,049	5.4%
Chris Osterman(4)	80,000	0.6%
Paul Cowley (4)	330,000	2.6%
Total Directors/Officers 5% Holders	3,924,736	28.7%

_______________
(1)

Mr. Lenec holds 358,500 shares directly and 895,016 shares through Golden Sands. In addition, Mr. Lenec holds warrants to acquire 410,000 shares directly and warrants to acquire 65,016 shares through Golden Sands.

(2)	Dr. Dick holds 744,640 shares, 265,000 options and 101,515 warrants.
(3)	Mr. McIntyre holds 423,837 shares, 80,000 options and 171,212 warrants.
(4)	These shares are represented by currently exercisable share purchase options.
(5)	Percentages based on 12,269,842 shares outstanding as at October 25, 2006 plus the number of options and/or warrants available to each individual shareholder.

Stock Options. The terms of incentive options that may be granted by the Company are in accordance with the rules and policies of the CNQ and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan on September 28, 2004.

The principal purposes of the Company’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d)); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

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

(c)           Options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d)          Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)           Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)            Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)            Options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)             Options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)              In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

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

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option. Investors should consult their own tax advisors in this regard. The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The following table sets forth information as of October 25, 2006 relating to stock options held by directors, officers, employees and consultants of the Company:

Table No. 10
Stock Options Outstanding as at October 25, 2006

	Number of Shares of	Exercise
Name	Common Stock	Price	Grant Date	Expiration Date
Officers/Directors:
Paul Cowley	250,000	$0.25	September 15, 2004	September 15, 2009
Dr. Lawrence A. Dick	185,000	$0.82	May 16, 2005	May 16, 2009
Warren McIntyre	80,000	$0.36	April 4, 2006	April 4, 2011
Dr. Chris Osterman	80,000	$0.36	April 4, 2006	April 4, 2011
Paul Cowley	80,000	$0.36	April 4, 2006	April 4, 2011
Dr. Larry Dick	80,000	$0.36	April 4, 2006	April 4, 2011

Employees/Consultants:
Microcap	150,000	$0.30	February 8, 2006	December 31, 2006
Kate Barteaux	30,000	$0.36	April 4, 2006	April 4, 2011
Rudy De Jonge	40,000	$0.36	April 4, 2006	April 4, 2011
David Eaton	40,000	$0.36	April 4, 2006	April 4, 2011

Grand Total	1,015,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

For holdings by major shareholders, see Item 6.E and Table No. 9. The Company’s major shareholders do not have different voting rights. As at October 23, 2006, there were 12,269,842 common shares outstanding held by 38 “holders of record” resident in Canada holding 11,858,342 common shares, 4 “holders of record” resident in the USA holding 161,500 common shares and 1 “holder of record” resident in another country holding 250,000 common shares.

7.B. Related Party Transactions

For the Year Ended March 31, 2006

During the year ended March 31, 2006, the Company issued 392,727 common shares to directors of the Company, pursuant to the exercise of warrants and options and a shares-for-debt settlement, at various prices for total proceeds of $148,500. Deferred exploration costs, promotion and advertising, rent and consulting fees for the year ended March 31, 2006 include $107,505 (2005: Nil), $2,442 (2005: $450), $9,000 (2005: $4050) and $47,675 (2005:

$70,000) respectively, charged by directors and a significant shareholder of the Company. As at that date accounts payable and accrued liabilities include $64,257 owing to related parties.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. The related parties are Lawrence Dick, Warren McIntyre, Chris Osterman and a significant shareholder of the Company.

During the period ended March 31, 2005, the Company incurred the following charges with Zimtu, a former shareholder, a company with a common director:

Consulting	$52,500
Management fees	14,500
Promotion and advertising	450
Rent and administration fees	4,050
$74,500

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. The related parties are, Zimtu, Warren McIntyre, Rudy DeJong and St. Cloud Mining Services Ltd. During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company. The related parties are Lawrence Dick and Warren McIntyre. As at March 31, 2005, accounts payable and accrued liabilities include $52,500 due to Warren McIntyre, a director of the Company, for consulting services.

Accounting Fees

The Company paid accounting fees of $1,900 and $14,250 to Amisano Hanson during Fiscal 2005 and Fiscal 2006 (to date), respectively. These accounting fees consisted of auditing the Company’s annual financial statements.

Shareholder Loans

None.

Amounts Owing to Senior Management/Directors

Except as disclosed in this Annual Report, there have been no transactions since March 31, 2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Amisano Hanson, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Legal Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

Other than as described in this document, there have been no significant changes since the financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company’s common shares trade on the CNQ in Toronto, Ontario, Canada, under the symbol “GOLD”. The Company applied for listing on the CNQ and began trading on the CNQ on June 14, 2004. Further, the Company’s common shares began trading on the Over-The-Counter Bulletin Board Quotation System under the symbol “EVOGF” on July 26, 2005.

Table No. 13 sets forth the high and low sales prices on the CNQ for the periods indicated. No other disclosure is provided as the Company began trading on June 14, 2004.

Table No. 13
Common Shares Trading Activity

	CNQ		OTC
	Canadian Dollars		U.S. Dollars

	High	Low	High	Low
Monthly
September 30, 2006	$0.28	$0.20	$0.28	$0.20
August 31, 2006	$0.45	$0.25	$0.42	$0.27
July 31, 2006	$0.335	$0.31	$0.40	$0.25
June 30, 2006	$0.43	$0.30	$0.43	$0.30
May 31, 2006	$0.57	$0.46	$0.51	$0.37
April 30, 2006	$0.48	$0.36	$0.42	$0.32

Quarterly
September 30, 2006	$0.45	$0.20	$0.42	$0.20
June 30, 2006	$0.57	$0.30	$0.51	$0.30
March 31, 2006	$0.42	$0.25	$0.345	$0.22
December 31, 2005	$0.65	$0.29	$0.55	$0.22
September 30, 2005	$0.82	$0.51	$0.68	$0.40
June 30, 2006	$1.05	$0.60	$0.71	$0.71
March 31, 2006	$0.60	$0.30	N/A	N/A
December 31, 2004	$0.38	$0.14	N/A	N/A

	CNQ		OTC
	Canadian Dollars		U.S. Dollars

	High	Low	High	Low

Yearly
March 31, 2006	$1.05	$0.25	$0.71	$0.22
March 31, 2005	$0.60	$0.14	N/A	N/A

Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company has an authorized capital of an unlimited number of common shares without par value. As of September 28, 2006 a total of 12,269,842 shares were issued and outstanding. All shares are initially issued and registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Company’s contacting documents. The registrar and transfer agent for the common shares is Pacific Corporate Trust of Canada located at 595 Burrard Street, 3rd Floor, Vancouver, B.C. Canada, V6C 3B8.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA. Unless the CBCA, the Company’s Articles or Articles of Incorporation otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund instalments.

Stock Options

Refer to Item 6.E for information relating to the Company’s stock options.

Share Purchase Warrants

As of March 31, 2006 there were 2,656,742 share purchase warrants outstanding. Subsequent to year ended on September 12, 2006, the Company closed a private placement of 1,500,000 units, and paid a finder’s fee of 100,000 units, at a price of $0.30 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at an exercise price of $0.40 for a period of two years from the data of issuance. Such warrants have a four-month hold period expiring January 12, 2007.

As such, as at October 25, 2006, there were 4,256,742 share purchase warrants outstanding.

9.C. Stock Exchanges Identified

The common shares of the Company trade on CNQ and the Over-The-Counter Bulletin Board. Refer to Item 9.A.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The Company has unlimited common shares without par value authorized. As of October 25, 2006, there were 12,269,842 common shares issued and outstanding.

The Company was incorporated on June 19, 2003 under the CBCA. There are no restrictions on the business that the Company may carry on in the Articles of Incorporation.

A director of the Company is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested. A director who is, in any way, directly or indirectly, interested in a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the CBCA. A director shall not vote in respect of any such contract unless the contract is:

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

The Company may alter its Memorandum or Articles:

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

The conditions governing the manner in which annual meetings and special meetings of shareholders are convoked, including conditions of admission are described in Articles 39 and 40 of the Company’s bylaws. These conditions are summarized as follows:

Annual Meeting. An annual meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 15 months after the holding of the last preceding annual meeting.

Special Meetings. The Board, the Chairman of the Board, the Managing Director or the President may convene a special meeting whenever they see fit. Others who wish to convene a meeting may requisition to do so through the process provided under the Corporations Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member holding more than one share in respect of which he is entitled to vote shall be entitled to a proxy holder, or one or more alternate proxy holders to attend, act and vote for him.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.C. Material Contracts

(a)	Meridian Earn-in Agreement between the Company and Meridian dated July 31, 2006.

(b)	Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL dated July 7, 2006.

(c)	Malone Property Agreement between the Company and Newmont North America Exploration Ltd., dated April 17, 2006.

10.D. Exchange Controls

The Company is a corporation incorporated under the CBCA. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s common shares. The disclosure herein is general only, it is not a substitute for independent advice from an investor’s own advisor and does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company’s common shares of the Company by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount which for 2006 exceeds $265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

(a)           an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)           an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)           an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

10.E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax considerations.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof, and even then only if the U.S. Holder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company.

A U.S. Holder holding Common Shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition or deemed disposition of Common Shares under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty. A U.S. Holder may in general qualify for such relief under the Treaty provided the value of the Common Shares at the relevant time is not derived principally from real property situated in Canada.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMPANY’S COMMON SHARES

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-

dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Document on Display

The documents concerning the Company referred to in this Annual Report may be viewed at Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia, Canada during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2006 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

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

During our most recently completed fiscal year ended March 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee. The Company has had some difficulty in attracting financial experts to serve on its board of directors, due to the Company’s small size. The Company believes its financial statements are not complex, and the Company does not view the retention of a financial expert as critical to its further development. However, the Company is currently considering appointing a director to the board and to the audit committee who would be a financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by the auditors of the Company were $17,250 and $16,800 for the fiscal years ended March 31, 2005 and 2006, respectively. These fees relate to the audit of the Company’s financial statements.

B. Audit-Related Fees

Nil

C. Tax Fees

Nil

D. All Other Fees

Nil

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended March 31, 2006 and 2005, including the following:

1.           Independent Auditors’ Report of Amisano Hanson dated July 18, 2006.

2.           Balance Sheets as at March 31, 2006 and March 31, 2005.

3.          Statements of Operations for the year ended March 31, 2006 and 2005 and for the period from June 19, 2003 (date of incorporation) to March 31, 2004.

4.            Statements of Cash Flows for the year ended March 31, 2006 and 2005 and for the period from June 19, 2003 (date of incorporation) to March 31, 2004.

5.             Statement of Shareholders’ Equity for the period from June 19, 2003 (date of incorporation) to March 31, 2006.

6.            Notes to the Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

The following exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

11.1	Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL dated July 7, 2006.

11.2	Meridian Earn-in Agreement between the Company and Meridian dated July 31, 2006.

11.3	Malone Property Agreement between the Company and Newmont North America Exploration Ltd., dated April 17, 2006.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

_______________
(1)	Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

EVOLVING GOLD CORP.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Evolving Gold Corp.
(An Exploration Stage Company)

We have audited the balance sheets of Evolving Gold Corp. as at March 31, 2006 and 2005 and the statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004, in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	/s/“AMISANO HANSON”
July 18, 2006	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern that assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the accumulated losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 18, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada	/s/“AMISANO HANSON”
July 18, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

EVOLVING GOLD CORP.
(An Exploration Stage Company)
BALANCE SHEETS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

	2006	2005

ASSETS

Current
Cash	$222,953	$2,754
Other receivable	4,961	3,985

	227,914	6,739

Equipment, net of accumulated depreciation of $44	1,187	-
Mineral properties – Notes 3, 5 and 8, Schedule 1	737,297	216,140

	$966,398	$222,879

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$107,254	$140,450
Advance payable	-	10,000

	107,254	150,450

SHAREHOLDERS' EQUITY

Share capital – Notes 4, 5 and 8
Authorized:
Unlimited number of common shares without par value
Issued:
10,269,842 shares (2005: 7,350,100 shares)	1,713,844	498,600
Contributed surplus – Note 4	290,415	128,165
Deficit accumulated during the exploration stage	(1,145,115)	(554,336)

	859,144	72,429

	$966,398	$222,879

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 8
Subsequent Events – Notes 3, 4 and 8

APPROVED BY THE DIRECTORS:

“Warren McIntyre”	Director	“Paul Cowley”	Director
Warren McIntyre		Paul Cowley

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

				June 19, 2003
				(Date of
	Year ended			Inception)
	March 31,			to March 31,
	2006	2005		2004

Expenses
Accounting	$47,852	$16,390		$5,603
Bank charges and interest	1,593	920		223
Consulting – Note 5	51,605	35,264		20,500
Depreciation	44	-		-
Legal	55,715	30,820		21,450
Management fees – Note 5	7,279	103,879		53,400
Office and miscellaneous	13,713	4,689		635
Promotion, advertising and travel – Note 5	109,473	31,389		6,537
Rent and administration fees – Note 5	15,007	16,800		41,445
Stock-based compensation – Note 4	224,925	128,165		-
Transfer agent and filing fees	19,535	33,909		2,340
Write-down of exploration expenditures	44,038	-		-

Loss for the period before other item	(590,779)	(402,225)		(152,133)

Other item:
Interest income	-	7		15

Net loss for the period	$(590,779)	$(402,218)		$(152,118)

Basic and diluted loss per share	$(0.07)	$(0.07)	$	N/A

Weighted average number of shares outstanding	8,505,316	5,601,196		1

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
	2006	2005	2004

Operating Activities
Net loss for the period	$(590,779)	$(402,218)	$(152,118)
Add items not affecting cash:
Stock-based compensation	224,925	128,165	-
Special warrants issued for legal fees	-	-	10,000
Depreciation	44	-	-
Write-down of mineral exploration expenditures	44,038	-	-
Changes in non-cash working capital items related to operations:
Other receivable	(976)	(6)	(3,979)
Prepaid expenses	-	25,550	(25,550)
Accounts payable and accrued liabilities	252,414	125,217	15,233

	(70,334)	(123,292)	(156,414)

Investing Activities
Purchase of equipment	(1,231)	-	-
Deferred exploration costs	(147,729)	(56,093)	-
Acquisition of resource properties	(173,466)	(37,047)	(17,000)

	(322,426)	(93,140)	(17,000)

Financing Activities
Issue of common shares for cash, net of share issue expense	622,959	96,000	100
Special warrants	-	-	286,500
Advance payable	(10,000)	10,000	-

	612,959	106,000	286,600

Increase (decrease) in cash during the period	220,199	(110,432)	113,186

Cash, beginning of the period	2,754	113,186	-

Cash, end of the period	$222,953	$2,754	$113,186

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$-	$306,500	$-
Shares issued for share issue expense	29,100	-	-
Shares issued for acquisition of mineral property	244,000	96,000	10,000
Shares issued for debt settlement	285,610	-	-
Warrants issued for finder’s fee	11,640	-	-

	$570,350	$402,500	$10,000

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
			Special		Contributed	Exploration
	Shares	Amount	Warrants	Amount	Surplus	Stage	Total

Issuance of shares - at $1	100	$100	-	$-	$-	$-	$100
Issuance of “A” warrants - at $0.01	-	-	1,400,000	14,000	-	-	14,000
Issuance of “B” warrants - at $0.05	-	-	3,250,000	162,500	-	-	162,500
Issuance of “F” warrants - at $0.10	-	-	1,100,000	110,000	-	-	110,000
Issuance of “L” warrants - at $0.05	-	-	200,000	10,000	-	-	10,000
Issuance of “P” warrants for mineral property
acquisition - $0.05	-	-	200,000	10,000	-	-	10,000
Net loss for the period ended March 31, 2004	-	-	-	-	-	(152,118)	(152,118)

Balance, March 31, 2004	100	100	6,150,000	306,500	-	(152,118)	154,482
Issue of shares
Pursuant to conversion of special warrants
Series “A” warrants	1,400,000	14,000	(1,400,000)	(14,000)	-	-	-
Series “B” warrants	3,250,000	162,500	(3,250,000)	(162,500)	-	-	-
Series “F” warrants	1,100,000	110,000	(1,100,000)	(110,000)	-	-	-
Series “L” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Series “P” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Pursuant to resource property acquisition
- at $0.16	600,000	96,000	-	-	-	-	96,000
Pursuant to private placement - at $0.16	600,000	96,000	-	-	-	-	96,000
Stock-based compensation charge	-	-	-	-	128,165	-	128,165
Net loss for the year ended March 31, 2005	-	-	-	-	-	(402,218)	(402,218)

…/cont’d

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Continued
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
			Special		Contributed	Exploration
	Shares	Amount	Warrants	Amount	Surplus	Stage	Total

Balance, March 31, 2005	7,350,100	498,600	-	-	128,165	(554,336)	72,429
Issuance of shares
Pursuant to resource property acquisition
- at $0.61	400,000	244,000	-	-	-	-	244,000
Pursuant to debt settlement - at $0.66	432,742	285,610	-	-	-	-	285,610
Pursuant to private placement - at $0.50	290,000	145,000	-	-	-	-	145,000
Pursuant to private placement - at $0.30	1,270,000	381,000	-	-	-	-	381,000
Pursuant to conversion of options	300,000	79,500	-	-	-	-	79,500
Pursuant to conversion of warrants	130,000	32,500	-	-	-	-	32,500
Stock-based compensation charge	-	-	-	-	224,925	-	224,925
Transfer from contributed surplus on conversion
of stock options	-	74,315	-	-	(74,315)	-	-
Share issue expense – Cash	-	(15,041)	-	-	-	-	(15,041)
Finders fees	97,000	-	-	-	-	-	-
Finders warrants	-	(11,640)	-	-	11,640	-	-
Net loss for the year ended March 31, 2006	-	-	-	-	-	(590,779)	(590,779)

Balance, March 31, 2006	10,269,842	$1,713,844	-	$-	$290,415	$(1,145,115)	$859,144

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1
(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2006 and 2005
(Stated in Canadian Dollars)

	Canada		United States
	Murray	Voisey Bay	Black Hills	Winnemuca
	Property	Property	Property	Property	Total

Balance, March 31, 2004	$27,000	$-	$-	$-	$27,000

Acquisition costs
Cash	-	-	-	37,046	37,046
Special warrants	-	-	-	96,000	96,000

	-	-	-	133,046	133,046
Deferred exploration costs
Drafting	-	-	-	314	314
Field expenses and other	-	-	-	5,300	5,300
Geological consulting	2,411	-	-	12,691	15,102
Staking and recording costs	5,206	-	-	30,172	35,378

	7,617	-	-	48,477	56,094

Balance, March 31, 2005	34,617	-	-	181,523	216,140

Acquisition costs
Cash	-	35,000	-	61,525	96,525
Advance royalty payments	-	-	-	11,608	11,608
Shares	-	-	-	244,000	244,000
Legal		1,647		37,949	39,596

	-	36,647	-	355,082	391,729
Deferred exploration costs
Drafting	-	-	-	-	-
Field expenses and other	3,381	-	-	-	3,381
Geological consulting – Note 5	-	14,731	6,040	60,011	80,782
Staking and recording costs – Note 5	-	7,440	-	81,863	89,303

	3,381	22,171	6,040	141,874	173,466

Write-down of properties	(37,998)	-	(6,040)	-	(44,038)

Balance, March 31, 2006	$-	$58,818	$-	$678,479	$737,297

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At March 31, 2006, the Company was in the exploration stage and had interests in mineral properties located in the Northwest Territories and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2006, the Company does not have sufficient cash to fund its operations for the next fiscal year, has not yet achieved profitable operations, has accumulated losses of $1,145,115 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short-term loans from the directors of the company. There are no current arrangements in place for equity funding or short-term loans.

Note 2	Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 10. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

a)	Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

b)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

c)	Stock Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

c)	Stock Based Compensation – (cont’d)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

d)	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development Stage Enterprises.” The Company is devoting its present efforts to exploring and developing its mineral properties. All losses accumulated since inception has been considered as part of the Company’s exploration stage activities.

f)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)	Equipment and Depreciation

Equipment is carried at cost and consist of a computer. Depreciation is calculated on the straight-line method over the estimated useful life of the asset, being three years.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 3	Mineral Properties

a)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories.

During the year ended March 31, 2006, the Company abandoned this option and wrote-off $37,998 in resource property costs.

b)	Voisey Bay Property

Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($22,171 incurred at March 31, 2006) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c)	Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

a) Cash Payments

-	US $80,000 (paid) (including US $10,000 for extension agreement);

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

	c)	Winnemuca Property – (cont’d)

b) Share Issuances

-	900,000 shares; (issued)
-	400,000 shares on May 16, 2006, (issued);
-	500,000 shares on or before December 31, 2007;

c)	Various legal costs

	-	Pay various legal costs at the close of a private placement of shares and full warrants at a price of $0.30 per share.

d)	Exploration Expenditures

	-	US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims;
	-	an additional US $1,500,000 on or before December 31, 2007;
	-	and a further US $2,000,000 on or before December 31, 2008.

iv)	Advance Royalty Payments

	-	US$10,000 on or before March 16, 2006 (paid);
	-	an additional US$10,000 on or before December 3, 2006
	-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company must also prepare a technical report and an exploration expense report and deliver this to Golden with all relevant data, information and reports by July 31, 2006.

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to the original Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

Pursuant to a Letter Agreement between Evolving and Meridian Gold Inc. (subsequently assigned to Meridan Minerals Corp. (“Meridian”)) dated September 22, 2005, Evolving agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims. In May 2006 the earn-in agreement was prepared and is not as yet signed by Meridian.

To complete the earn-in Meridian must make the following:

-	Cash payments of US$80,000 on closing, and an additional US$80,000, US$100,000 and US$240,000 on or before December 31, 2006, December 31, 2007 and December 31, 2008 respectively.

-	Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006.

-	Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.

-	Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving will form a joint venture for purposes of carrying out the project.

d)	Black Hills Property

The Company incurred data acquisition and geological costs on this property located in the United States. During the year ended March 31, 2006, the Company wrote-off resource property costs totalling $6,040 (2005: $Nil) as the Company is not planning any further work on this property.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8

Escrow Shares

As at March 31, 2006, 598,215 shares were held in escrow. The schedule of release for the escrow shares is as follows:

199,405	shares on March 31, 2006, (subsequently released)
199,405	shares on September 30, 2006
199,405	shares on March 31, 2007

598,215

Commitments:

Warrants

In May 2005 the Company completed a “shares for debt” issue of 432,742 units at a price of $0.66 per unit for proceeds of $285,610. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share to May 25, 2007.

In July 2005, 40,000 warrants were exercised at $0.25 per share for proceeds of $10,000.

In September 2005, the Company completed a non-brokered private placement of 290,000 units at $0.50 per unit resulting in proceeds of $145,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.55 per share until September 14, 2007.

In January 2006, the Company completed a private placement of 1,270,000 units at $0.30 per unit resulting in proceeds of $381,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share until January 18, 2008.

The Company applied the residual approach and allocated the total proceeds of $526,000 to the common shares and $nil to the attached warrants to the private placements. Finders fees for the January, 2006 private placement were paid in cash of $ 4,500 and by the issue of 97,000 units. In addition, an additional 97,000 warrants were issued which entitles the agent to purchase 97,000 shares at $0.40 per share for a period of two years. The fair value of these warrants is $11,640 as determined using the same option pricing model and assumptions used for share purchase options. This amount has been charged to share issue costs and credited to contributed surplus.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8 – (cont’d)

Commitments: – (cont’d)

Warrants – (cont’d)

In February 2006, 90,000 warrants were exercised at $0.25 per share for proceeds of $22,500.

At March 31, 2006, there were 2,656,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date

470,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008

2,656,742

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of March 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	550,000	$0.26	-	$-
Granted	485,000	0.61	550,000	0.26
Cancelled	(150,000)	0.65	-	-
Exercised	(300,000)	0.26	-	-

Outstanding and exercisable, end
of year	585,000	$0.44	550,000	$0.26

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8 – (cont’d)

Details of stock options outstanding as at March 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date

250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.30	January 20, 2011

585,000

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the year ended March 31, 2006, the Company granted options to directors and two consultants for 185,000, 150,000 and 150,000 shares pursuant to the Plan exercisable at $0.82, $0.65 and $0.30 per share respectively.

During the year ended March 31, 2006, the Company recorded stock-based compensation expense of $224,925 (2005: $128,265) and transferred $74,315 of stock-based compensation that had previously been recorded as contributed surplus, to share capital which related to exercised options.

The weighted fair value of the share purchase options granted during the year ended March 31, 2006 of $0.46 per option (2005: $0.23) is estimated using an option pricing model with the following assumptions:

	2006	2005

Average risk-free interest rate	3.4% to 3.8%	3.6% to 4.0%
Expected life	4.0 to 5.0 years	5.0 years
Expected volatility	111% to 125%	138% to 155%
Expected dividends	Nil	Nil

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 5	Related Party Transactions

During the periods ended March 31, the Company incurred charges to a significant shareholder and directors of the Company as follows:

			June 19, 2003
			(Date of
	Year ended		Inception) to
	March 31,		March 31,
	2006	2005	2004

Consulting	$40,396	$-	$10,500
Management fees	7,279	70,000	52,400
Promotion and advertising	2,442	450	2,500
Rent and administration fees	9,000	4,050	41,445
Deferred exploration costs
- geological consulting	25,000	-	-
- staking cost and recording	82,505	-	-

	$166,622	$74,500	$106,845

Accounts payable and accrued liabilities includes $64,257 (2005: $52,500) due to a significant shareholder and a director of the Company.

During the year ended March 31, 2006, the Company issued 392,727 common shares to directors of the Company pursuant to exercise of warrants and options and debt settlement at various prices for total proceeds of $148,500.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

Note 6	Corporation Income Taxes

The Company has accumulated a total of $96,816 in Canadian development and exploration resource expenditures and $520,519 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has accumulated non-capital losses totalling $800,809 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$152,118
2015	274,053
2016	374,638

$800,809

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 6	Corporation Income Taxes – (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Non-capital losses carried forward	$276,199	$151,802
Temporary differences	12,194	-
Resource property	15,189	-
Less: valuation allowance	(303,582)	(151,802)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized in the future to utilize all the future tax assets.

Note 7	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

					June 19, 2003
					(Date of Inception)
	Year ending March 31,				to March 31,
	2006		2005		2004
	Canada	United States	Canada	United States	Canada	United States

Net loss	$(584,379)	$(6,040)	$(402,218)	$-	$(152,118)	$-

Total Assets	$287,919	$678,479	$41,356	$181,523

Note 8	Subsequent Events – Note 4

Subsequent to March 31, 2006:

a)	On April 4, 2006, the Company granted 580,000 share purchase options to directors and consultants exercisable at $0.36 per share until April 7, 2011.

b)

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 9	Comparative Figures

Certain March 31, 2005 comparative figures have been restated to conform with the presentation adopted in the current year.

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) mineral property acquisition costs are considered tangible assets and must be capitalized unless the mineral properties do not have proven reserves. Management reviews capitalized costs for impairment annually and has determined that there is an impairment. Therefore an additional mineral property expense is required under US GAAP.

The impact on the financial statements is as follows:

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
Statement of Loss	2006	2005	2004

Net loss for the period per Canadian GAAP	$(590,779)	$(402,218)	$(152,118)
Mineral property exploration and acquisition costs	(521,157)	(189,140)	(27,000)

Net loss for the period per US GAAP	$(1,111,936)	$(591,358)	$(179,118)

Basic and diluted loss per share per US GAAP	$(0.13)	$(0.11)

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
Statement of Cash Flows	2006	2005	2004

Cash flows used in operating activities per Canadian GAAP	$(70,334)	$(123,292)	$(156,414)
Mineral properties acquired and exploration costs
incurred	(321,195)	(93,140)	(17,000)

Cash flows used in operating activities per US
GAAP	(391,529)	(216,432)	(173,414)

Cash flows used in investing activities per Canadian
GAAP	(322,426)	(93,140)	(17,000)
Mineral properties acquired and exploration costs
incurred	321,195	93,140	17,000

Cash flows provided by investing activities per US
GAAP	(1,231)	-	-

Cash flows provided by financing activities per
Canadian and US GAAP	612,959	106,000	286,600

Increase (decrease) in cash per Canadian and US
GAAP	$220,199	$(110,432)	$113,186

Balance Sheet		2006	2005

Total assets per Canadian GAAP		$966,398	$222,879
Mineral property exploration and acquisition costs		(737,297)	(216,140)

Total assets per US GAAP		229,101	6,739
Total liabilities per Canadian and US GAAP		(107,254)	(150,450)

		$121,847	$(143,711)

Shareholders’ Equity

Deficit, per Canadian GAAP		$(1,145,115)	$(554,336)
Mineral property exploration and acquisition costs		(737,297)	(216,140)

Deficit, per US GAAP		(1,882,412)	(770,476)
Share capital per Canadian and US GAAP		1,713,844	498,600
Contributed surplus per Canadian and US GAAP		290,415	128,165

		$121,847	$(143,711)

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORP.

Dated: October 30, 2006	Signed: /s/ “Warren McIntyre”
Warren McIntyre,
Corporate Secretary, Chief Financial Officer
and Director