Form 20-F
period 2007-03-31
Evolving Gold CORP
filed 2007-10-16
CIK 1303202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

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

725 – 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

28,127,811 common shares as of March 31, 2007

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

Item 17 [X] I       tem 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [   ]     NO [X]

EVOLVING GOLD CORP.

FORM 20-F ANNUAL REPORT

GLOSSARY

Term	Definition

2004 Plan	Stock option plan of the Company dated September 28, 2004

2007 Plan	Stock option plan of the Company dated March 14, 2007, presented to shareholders at September 21, 2007 meeting for approval.

adularia	A mineral, potassium feldspar

Ag	Silver

AHL	AHL Holdings Ltd.

anorthosite	A plagioclase-rich intrusive rock

arsenopyrite	A mineral composed of arsenic, iron and sulphur

As	Arsenic

Au	Gold

Award Date	The date of the grant of a stock option in the Company

Bi	Bismuth

BLM	Bureau of Land Management, US Department of the Interior

brecciated	A rock consisting of angular fragments

CBCA	Canada Business Corporations Act

chalcopyrite	A mineral composed of copper, iron and sulphur

CNQ	Canadian Quotation and Trading System

Code	Internal Revenue Code of 1986, as amended

Company	Evolving Gold Corp.

Crone Geophysics	Crone Geophysics and Exploration Limited Company

CSAMT	“Controlled Source Audio Magnetic Tellurics”, a geophysical method used in mineral exploration

Cu	Copper

Dighem V	A geophysical technique used for surveying

Eligible Person	Any individual that is eligible to be granted stock options under the Plan

EM	Electromagnetic

Evolving Gold	Evolving Gold Corp.

Term	Definition

fracture fillings	A fracture in rock mass filled with another material

galena	A mineral composed of lead and sulphur

Geocore	Geocore Exploration Inc.

gneiss	A banded or foliated metamorphic rock, usually of the same composition as granite

Golden Arc	Golden Arc Mining & Refining Inc., a Nevada Corporation

Golden Arc Claims	The unpatented mining claims under option from Golden Arc

Golden Sands	Golden Sands Exploration Inc.

GOR	Gross productions

gossan	An exposed, oxidized portion of a mineral vein, especially a rust-coloured outcrop of iron ore

Hg	Mercury

induced polarization	A geophysical method used in mineral exploration

IRS	Internal Revenue Service

Malone Property	A property located in Lordsburg, New Mexico, U.S.A.

Malone Property Agreement
The agreement dated April 17, 2006 pursuant to which the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Ltd and was granted a 100% interest in exchange for payment of US$ 10,000 (paid) and an additional US$10,000 payable in one year and is subject to a royalty of 2% of net smelter returns.

Mineral Property Agreement
The agreement dated June 10, 2003 made between Zimtu and Jody Dahrouge, an unrelated individual, pursuant to which Mr. Dahrouge retained a 1% NSR royalty on minerals other than diamonds and 1% GOR on diamonds from the Murray Property

Mineral Reserve
Economically mineable part of a Measured or Indicated Resource demonstrated by at least a comprehensive study of the viability of a mineral property that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.

Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Term	Definition

Mineral Resource
Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The SEC’s Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources. As used in this Annual Report, “resources” are as defined in Canadian NI 43-101-“Standards of Disclosure for Mineral Projects .

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Resource has a lower level of confidence than that applied to an Indicated Resource. An Indicated Resource has a higher level of confidence than an Inferred Resource but has a lower level of confidence than a Measured Resource.

Inferred Resource. That part of the Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Resource. That part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Resource. That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NSR	Net smelter returns

open space fillings	Minerals filling an open space in the earth or a rock mass.

OTCBB	Over-The-Counter Bulletin Board Quotation System

Part XIII Tax	Canadian withholding tax

Pb	Lead

PFIC	Passive foreign investment company

Term	Definition

Pulse EM survey	A time domain tool that uses large transmitting loops and a high power transmitter for surveying

pyrite, pyrrhotite	A mineral composed of iron and sulphur

QEF	Qualified electing fund

quartz	A mineral composed of silica and oxygen

Sante Fe	Sante Fe Pacific Mining Inc.

Sb	Antimony

SFAS 123	Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”

SFAS 145	Statement of Financial Accounting Standards no. 145 “Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections”

silica	A element, occasionally used to refer to the mineral, quartz

stockworks	A pattern of closely spaced fractures in rock, commonly filled with minerals of economic value

Tax Act	Income Tax Act (Canada)

Treaty	The Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997

troctolitic	A mafic igneous rock

TSX-V	TSX Venture Exchange

U.S. Holder	A holder of common shares of the Company resident in the United States of America

U.S. Taxpayer	An individual who is a citizen or resident of the United States of America or a domestic corporation in the United States

Underlying Option	The option and royalty agreement dated March 22, 2004, made between AHL and Golden

Agreement	Arc

Veining	A fracture filled with a mineral usually of economic value

VLF-EM survey	Very low frequency electromagnetic survey

Winnemucca Mountain Property	A property consisting of 266 mining claims located in Humboldt County, Nevada

Winnemucca Option	The option granted to the Company with respect to the Winnemucca Mountain Property under the Winnemucca Option and Royalty Agreement

Term	Definition

Winnemucca Option and Royalty Agreement
The agreement dated December 3, 2004 made among the Company, Golden and AHL, as amended on January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and as amended and restated on July 7, 2006 and April 11, 2007 pursuant to which the Company was granted an option to acquire a 100% interest in the Winnemucca Mountain Property subject to 2% NSR royalty

Zimtu	International Zimtu Technologies Inc., a related public company

Zn	Zinc

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES

This Annual Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of federal securities laws. You can identify these statements by forward-looking words such an “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. Forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our shareholders. However, there may be events in the future that we are not able to predict accurately or control. Therefore, these statements should not be regarded as a representation by us that any of our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Annual Report.

The factors listed below in the section captioned “Risk Factors,” as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this Annual Report could have a material adverse effect on our business, results of operations and financial position. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events after the date hereof, or to reflect the occurrence of unanticipated events.

__________________________________

Unless the context otherwise requires in this Annual Report, all references to “Evolving Gold”, the “Company”, “we”, “us”, and “our” refer to Evolving Gold Corp. and its subsidiaries. All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The following selected financial data is derived from the audited financial statements of the Company for the last four fiscal years ended March 31, 2007 and should be read together with the sections of this Annual Report entitled, “Information on the Company” and “Operating and Financial Review and Prospects”. The financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”). Note 11 to the financial statements provides a summary of the differences between Canadian GAAP and U.S. GAAP.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

		Year Ended March 31
	2007	2006	2005	2004
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil
Net Loss for the Year	$(831)	$(591)	$(402)	$(152)
Basic and Diluted Loss Per Share	$(0.07)	$(0.07)	$(0.07)	N/A)
Dividends Per Share	Nil	Nil	Nil	Nil
Weighted Avg. Shares (000)	11,582	8,505	5,601	0.1
Period-end Shares (000)	12,530	10,269	7,350	0.1

Working Capital	$(177)	$121	$(144)	$127
Mineral Properties	$1,114	$737	$216	$27
Long-Term Debt	Nil	Nil	Nil	Nil
Capital Stock	$2,408	$1,714	$499	$0.1
Shareholders’ Equity (Deficit)	$959	$859	$72	$154
Total Assets	$1,248	$966	$223	$170

US GAAP
Net Loss	$(1,365)	$(1,112)	$(591)	$(179)
Loss Per Share	$(0.12)	$(0.13)	$(0.11)	N/A
Mineral Properties	Nil	Nil	Nil	Nil
Shareholders’ Equity	$(144)	$122	$(144)	$127
Total Assets	$145	$229	$7	$143

(1)	Cumulative Net Loss since incorporation through March 31, 2007 under US GAAP was $3,078,908.
(2)	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued as an expense recorded.
(3)	Under US GAAP, all costs related to exploration stage properties are expensed in the period incurred.

Exchange Rates

The following tables set forth: (i) the average exchange rate for the financial period-end indicated and (ii) the high and low for each month during the previous six months, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Table No. 2
Exchange Rates

March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004
0.8674	0.8376	0.7818	0.7631

	September 2007	August 2007	July 2007	June 2007	May 2007	April 2007
High	1.0564	0.9525	0.9641	0.9452	0.9347	0.9036
Low	0.9931	0.9298	0.9358	0.9320	0.8981	0.8633

On October 12, 2007, the rate of exchange for the U.S. dollar was U.S.$1.00 = Cdn.$1.0268.

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable

3.D. Risk Factors

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Report. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

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

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative net loss since the Company’s inception under U.S. GAAP is $3,078,908. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Company’s capital stock.

Evolving Gold currently has 2,750,000 share purchase options outstanding and 27,385,675 share purchase warrants outstanding. If all of the share purchase options and share purchase warrants were exercised, the number of common shares issued and outstanding would increase from 42,867,311 to 73,003,986 .

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

While engaged in the business of exploiting mineral properties, the nature of Evolving Gold’s business, its ability to continue its exploration of potential exploration projects, and to build a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Evolving Gold’s growth will depend, on the efforts of its Senior Management, particularly its President, Dr. Lawrence Dick; and its Chief Executive Officer, Robert Bick. We do not carry key person insurance on senior management and other personnel.

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

Because the success of Evolving Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 2,750,000 share purchase options outstanding, which, if exercised, would result in an additional 2,750,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

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

Potential investors who are U.S. taxpayers should be aware that the Company could be considered a passive foreign investment company (“PFIC”) for U.S. tax purposes for the fiscal year ended March 31, 2007. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E “United States Tax Consequences.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History of the Company

General

The Company was incorporated under the CBCA on June 19, 2003 as 6109527 Canada Ltd. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company’s registered office is located at 1500 – 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7. The Company’s principal place of business is located at 725 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, its telephone number is (604) 685-6375 and its facsimile number is (604) 669-2960. The Company’s website address is www.evolvinggold.com and its e-mail address is info@evolvinggold.com. The Company became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 14, 2004, the Company officially began trading on the Canadian Trading and Quotation System Inc. (the “CNQ”) under stock symbol “GOLD”. On July 28, 2005, the Company began trading on the NASD.OTCBB exchange in the United States under the stock symbol “EVOGF”. During the 2007 fiscal year the Company applied to list its shares on the Canadian TSX Venture Exchange and effective June 13, 2007 began trading on this exchange under the symbol “EVG.” The

Company continues to be listed for trading on the OTCBB exchange and ceased to be listed for trading on the CNQ exchange. Effective August 13, 2007 the Company was also listed on the Frankfurt Stock Exchange under the symbol “EV7”.

Evolving Gold Corp. is a Canadian-based precious mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently its focus is on projects in Southwestern United States, particularly Nevada with an additional property located in New Mexico, United States of America. The Company continues to emphasize the exploration of properties where management believes there is potential for the discovery of high grade deposits.

Even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital over the next 3 years, will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit on each of the properties. No assurance can be provided that commercially viable mineral deposits will be located on any of the Company’s properties.

Past Property Interests

Murray Property

On July 22, 2003, the Company entered into the Murray Property Option Agreement with International Zimtu Technologies Inc., pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray property. At the date of the Murray Property Option Agreement the Company was a wholly owned subsidiary of Zimtu which currently now owns less than 3% of the outstanding shares of the Company. The property consists of one mineral claim totaling 2,965 acres and is located 78 kilometres northeast of Yellowknife, Northwest Territories.

The Company terminated its option on the Murray Property in 2007.

Voisey Bay Labrador Property

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. whereby they had the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore’s Voisey’s Bay area property located in Labrador. A first option for the purchase of a 60% interest was purchased for cash of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. During the 2007 fiscal year the Company terminated this option agreement and accordingly wrote-off $80,170 in expenditures related to this property.

Current Property Interests

Winnemucca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. and its subsidiary company AHL Holdings Ltd., the company was granted the right to acquire a 100% interest in unpatented mining claims, located in Humboldt County, Nevada. In addition the Company has staked additional unpatented mining claims.

Pursuant to an earn-in agreement between the Company and Meridian Gold Inc. (subsequently assigned to Meridian Minerals Corp. dated July 31, 2006, the Company agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims.

Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year (paid subsequent to March 31, 2007). The agreement is subject to a royalty of 2% of net smelter returns.

Siesta Property

The Company has acquired, by staking, 638 claims covering 4,400 hectares on the west flank of the Slumbering Hills in Humboldt County.

Alpha Butte Property

The Company has acquired, by staking, 279 claims covering 2,200 hectares.

Fisher Canyon Property

The Company has acquired, by staking,179 unpatented lode mining claims covering 1,100 hectares.

Battle Mountain Property

The Company has acquired, by staking, approximately 1,959 claims (38,000 acres) of open land north of the town of Battle Mountain, Nevada.

Rattlesnake Hills Property

The Company has entered into a letter of intent with Golden Predator Mines (US) Inc. for the acquisition of Golden Predator’s mining options on a 100% undivided interest in the Rattlesnake Hills Property, located in Natrona County, Wyoming.

For more information on the Company’s current properties of interest, please refer to Item 4.B. “Business Overview” and Item 4.D. “Property, Plants and Equipment” below.

Capital Expenditures

During the year ended March 31, 2007, the Company paid US$10,000 for advance royalty payments with respect to the Winnemucca property option and US$10,000 in compliance with the terms of the Malone property quit claim deed and royalty agreement. Evolving also issued common shares with an imputed value of $184,000 with respect to the Winnemucca property option, incurred $767,588 in deferred exploration expenses relating to its various property options and paid legal costs of $83,939 which were recorded as part of resource property acquisition cost. Reclamation deposits of $18,982 and office furnishings and equipment totaling $23,106 were also acquired during the year.

During the year ended March 31, 2006, the Company paid $35,000 in compliance with the terms of the Voisey Bay property option. Evolving also issued common shares with an imputed value of $244,000 and paid cash of US$ 50,000 on account of the Winnemucca property option as well as paying US$10,000 for advance royalty payments payable pursuant to the terms of this option agreement. The Company also incurred $173,466 in geological consulting, staking and recording and field expenses related to its various property options and paid legal costs of $39,596 which were recorded as part of the resource property acquisition cost.

During the year ended March 31, 2005, the Company purchased the Winnemucca property option for $133,046 and spent $48,477 on deferred exploration costs relating to a review of the geological data and additional staking and recording costs for additional claims. They also incurred $7,617 of deferred exploration costs with respect to extending the claim deadline date and preparation for a site visit with respect to the Murray property.

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

4.B. Business Overview

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties with the goal of placing into production any properties warranting such. Currently its focus is on projects in Southwestern United States, particularly Nevada with an additional property located in New Mexico, United States of America. The Company continues to emphasize the development of properties where management believes there is potential for the discovery of high grade deposits (Figure 1). The Malone property in New Mexico is considered to be at an early stage of exploration. The Winnemucca Mountain property in Nevada is at the intermediate stage of exploration. Six additional Nevada properties have recently been acquired, by staking, along known, gold-mineralized trends and the Company has recently signed a letter of intent with respect to acquiring a property option in Wyoming, United States. The Company has had no revenue since inception.

Figure 1: Properties Location Map

Winnemucca Property

Effective December 3, 2004 and subsequently amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006, July 7, 2006 and April 11, 2007 the Company entered into an option agreement with Golden Sands Exploration Inc. and its subsidiary company AHL Holdings Ltd. to acquire unpatented mineral claims in Humboldt County, Nevada. Subsequent to this acquisition the Company also staked additional adjoining unpatented mining claims. The property, which has excellent road access, encompasses 560 hectares in Humboldt County’s high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, the Company must spend US$4,000,000 on exploration prior to December 31, 2008 including at least US$ 200,000 on Golden Arc claims by December 31, 2006. As of December 31, 2006, the Company spent US $500,000 on exploration on this project, however, only approximately US $151,000 of this US $500,000 is attributable to the Golden Arc claims specifically. The Company is presently negotiating an extension with respect to the Golden Arc commitments. In addition the Company must pay US$90,000 to the vendors (US$50,000 has now been paid in cash and US$40,000 has been paid by the issue of shares for debt) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (1,300,000 shares have now been issued). The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009. The property is subject to a 2% net smelter royalty. The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to the Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining mineral claims. The property is also subject to advance royalty payments of US$20,000 (paid), and US$20,000 due by December 3, 2007. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder’s fee of 100,000 shares was also paid by the Company in connection with this property transaction

On April 10, 2007, the Company paid US$10,000 to extend certain terms of the agreement. The parties are currently negotiating further amendments to the agreements.

Earn In Agreement with Meridian Gold Inc. - In September, 2005 the Company signed a letter of intent with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving’s Winnemucca property option. An earn-in agreement was subsequently signed on July 31, 2006 to formalize this arrangement under which Meridian Gold Inc. has assigned their interest to Meridian Minerals Corp. (“Meridian”). Under the terms of the agreement, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving by December 31, 2008 (US$ 160,000 has been received to date), investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 (CDN$412,019 has been paid to March 31, 2007) and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. The Company is currently in the process of extending the exploration expenditure deadline due to unforeseen drilling program delays. In addition Meridian must deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Technical Report - In February 2007 a NI 43-101 technical geological report prepared by Chris Osterman, P. Geol. as the qualified person and dated as at October 29, 2006 on the Winnemucca Mountain property was filed on SEDAR.

Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$20,000 (paid). The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $191,253 on this property during the year ended March 31, 2007 which includes $93,955 for geophysical and geological studies, $64,324 for geological consulting, $13,192 for permits, licenses and fees and $19,782 for field and other expenses.

Technical Report - A technical geological NI 43-101 report dated February 20, 2007 on the Malone property was filed on SEDAR in March 2007. The report was prepared by Gerald E. Ray, Ph.D. as the qualified person and dated as at February 20, 2007 and later amended as at May 23, 2007 and filed on SEDAR on June 1, 2007.

SiestaProperty

The Company’s interest in the Siesta group is comprised of 638 claims situated in the Slumbering Hills area of Humboldt County. The Company intends to conduct a systematic geophysical survey of this claim group, and is planning a concurrent geochemical survey with the objective of defining drill targets by the fall of 2007.

Fisher Canyon Property

Evolving Gold’s interest in the Fisher Canyon property consists of 179 unpatented lode mining claims staked by Evolving Gold covering approximately 1,100 hectares. The Company plans to conduct geochemical and geophysical surveys on the property.

Alpha Butte Property

The Company’s interest in Alpha Butte consists of 279 staked claims covering 2,200 hectares. The Company intends to perform surface mapping and sampling also with the objective of defining drill targets over the next several months.

Battle Mountain Property

The Company acquired by staking, approximately 38,000 acres of open land near the town of Battle Mountain, Nevada. Evolving Gold is developing a drill program to determine where cover is indeed acceptably thin and to determine the location of favorable host rocks.

4.C. Organizational Structure

The Company has one active wholly-owned subsidiary, Evolving Gold Corp., incorporated pursuant to the laws of the State of Nevada.

4.D. Property, Plant and Equipment

Office Space

The Company subleases its office space pursuant to the terms of a written lease agreement at 725 – 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. The lease expires in April 30, 2012 and calls for monthly payments of $4,394 plus an applicable portion of operating costs

The Winnemucca Mountain Property

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

Acquisition of Interest

On December 3, 2004, the Company entered into the Winnemucca Option and Royalty Agreement pursuant to which the Company was granted the Winnemucca Option to acquire a 100% interest in 62 unpatented mining claims (subsequently increased to 266 unpatented mining claims as discussed further below) located in Humboldt County, Nevada. In order to exercise the Winnemucca Option, the Company must incur exploration expenditures of US$4,000,000, make aggregate cash payments to Golden Sands of US$80,000 (paid) and issue and deliver 1,800,000 shares (1,300,000 have been issued) in the capital of the Company as follows:

(a)	Cash Payments
US$30,000 on or before January 7, 2005 (paid);
US$40,000 on or before March 31, 2005 (paid);
US$10,000 pursuant to an extension agreement (paid);

(b)	Share Issuances
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

Incur exploration expenditures of US$500,000 on or before December 31, 2006, including a commitment to incur US$200,000 on the Golden Arc Claims. Total 2006 exploration expenditures are approximately $560,000. The amount spent on the Golden Arc claims are approximately $151,000. The extension of the exploration commitment amounts for the Golden Arc claims for 2006 are currently under negotiation;

Cumulative exploration expenditures of US$2,000,000 on or before December 31, 2007;
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

The Winnemucca Mountain Property is subject to a 2% NSR royalty. The Company has the right to purchase the royalty relating to the Golden Arc Claims listed in the table below and any other unpatented mining claims which may become subject to the option and royalty agreement between AHL and Golden Arc for US$1,000,000 for each of the two percentage royalty points. The Company is required to pay, in addition to the mentioned option payments, advance royalty payments of US$10,000 by March 16, 2006 (paid), US$10,000 by December 3, 2006 (paid), the second anniversary of the Winnemucca Option and Royalty Agreement and US$20,000 by December 3, 2007, the third anniversary of the Winnemucca Option and Royalty Agreement and each successive anniversary until production commences at which time the obligation to pay advance royalty payments will terminate. The total of the advance royalty payments is to be deducted from the total amount of NSR royalty payable under the Winnemucca Option and Royalty Agreement. The Company is also required to pay various costs relating to the amending of the option agreement as well as for a pre-feasibility study which is to be delivered to Golden Arc by June 30, 2009.

In September, 2005 the Company signed a letter of intent with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving’s Winnemucca property option. An earn-in agreement was subsequently signed on July 31, 2006 to formalize this arrangement under which Meridian Gold Inc. has assigned their interest to Meridian Minerals Corp. Under the terms of the agreement, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving by December 31, 2008 (US$ 160,000 has been received to date), investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 (CDN$412,019 has been paid to March 31, 2007) and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. The Company is currently in the process of extending the exploration expenditure deadline due to unforeseen drilling program delays.

Mineral Claims

The Winnemucca Mountain Property consists of 266 unsurveyed contiguous mining claims covering approximately 2,115 hectares on Lands administered by the Bureau of Land Management, US Department of the Interior. In order to maintain the mineral claims comprising the Winnemucca Mountain Property in good standing, the Company must pay to the BLM a maintenance fee of US$125 per mineral claim prior to September 1, 2008 and, in each successive year, the Company must pay the County in which the mining claims are located (the Humboldt County) a yearly fee prior to November 1 and file a form called a “Notice of Intent to Hold”. If the Company fails to duly pay such fees and file such form, then the mining claims will lapse and the Company will lose all interest that it has in these mining claims.

Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Winnemucca Mountain Property is located in north-western Nevada, approximately 6 kilometres northwest of the municipality of Winnemucca. The property is within the Winnemucca Mountain Mining District of Humboldt County. The claims are situated on certain sections of the west flank of the Winnemucca Mountain (Figure 2).

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

Figure 2: Winnemucca Property Location Map

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

Planned Work Program by the Company

In February 2007 a NI 43-101 technical geological report prepared by Chris Osterman, P. Geol. as the qualified person and dated as at October 29, 2006 on the Winnemucca Mountain property was filed on SEDAR.

The Company and Meridian plan to focus future exploration on the Swordfish Extension Zone within the Winnemucca Mountain vein system based on their preliminary review of the database constructed from data generated from previous exploration programs on the property. During the 2007 fiscal year Meridian completed 12 reverse circulation drill holes with ten of the twelve holes intersecting the epithermal vein system and it is expected that drilling will be continued as drill rigs become available. Under the terms of the Earn-In Agreement Meridian will manage the exploration at Winnemucca Mountain while they complete their earn-in requirements. Field work will consist of surface geological mapping, geochemical rock chip sampling, geophysical surveying of newly-interpreted target trends and drilling of the higher priority targets. As at June 30, 2007, the Company had incurred exploration costs of $619,109 on this property comprised of $243,408 for drilling, $98,698 for geological consulting and other database review work, $61,078 in permits and fees, $112,035 in staking and recording costs and $103,888 in assays and other field expenses. These costs were offset by Meridian’s contribution pursuant to the earn-in agreement which totalled $412,019 for the same period.

The Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$20,000 (paid). The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $191,253 on this property during the year ended March 31, 2007 which includes $93,955 for geophysical and geological studies, $64,324 for geological consulting, $13,192 for permits, licenses and fees and $19,782 for field and other expenses.

Mineral Claims and Location

The Malone property in south-west New Mexico (Figure 3) is wholly owned by the Company’s subsidiary. It consists of 80 MAL claims that were staked in the February 2005 (Figure 4). The claims cover a partial rectangular area that is approximately 4 km long north to south and 1.7 km wide east to west.

The property lies in Grant County of New Mexico (Figure 3) in Sections 17-20, and 29 and 30, in T20S and R16W. It is situated approximately 17 miles northeast of Lordsburg township, New Mexico, and is easily accessible from State Highway No. 90 which connects Lordsburg and Silver City. At UTM 731915-3597835, approximately 17 miles from Lordsburg, access is made by turning north-north-west onto the Mill Canyon Road (dirt road No. 859). A drive of approximately 3 miles reaches the southern claim boundary.

Figure 3: Location of the Malone claim block in SW New Mexico

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

Figure 4: The Malone claims, SW New Mexico.

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

(2)

Continued down-drop movement along a steeply east-dipping structure that formed the western margin of a graben; movement resulted in easterly tilting of the volcanics accompanied by fault- controlled mesothermal and epithermal mineralization that extended up into both the granites and younger volcanics.

(3)

Continued graben down-dropping east of the structure resulted in the mineralized granites to the west being juxtaposed against unaltered volcanics further east. Subsequent erosion has exposed the granite-hosted mesothermal mineralization, while east of the main structure the epithermal portion of the system may exist at depth in the volcanics.

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

Previous sampling work done by a third party on the Malone claims show maximum values of 17.7 ppm Au and 695 ppm Ag, indicating the presence of high grade Bonanza-type mineralization. In addition, assays up to 1320 ppm Cu, 148 ppm As, 112 ppm Bi, 0.87 ppm Hg, 672 ppm Mo, 62 ppm Sb, 1.08% Pb and 1.59% Zn were present. The silver:gold ratios for the 178 samples average 39.1. Binary plots show there is a good to moderate positive correlation between Au:Ag, Au:As, Au:Pb, Au:Cu and Au:Sb. However, there appears to be no significant correlation between Au:Hg, Au:Bi and Au:Zn.

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

Planned Work Program by the Company

A technical geological NI 43-101 report dated February 20, 2007 on the Malone property was filed on SEDAR in March 2007. The report was prepared by Gerald E. Ray, Ph.D. as the qualified person and dated as at February 20, 2007 and later amended as at May 23, 2007 and filed on SEDAR on June 1, 2007.

At the Malone property, consultant Dr. G.E.Ray has outlined a success-contingent exploration program which the Company intends to carry out. Dr. Ray’s conclusions are that at Malone, Pre-Cambrian granitic rocks host Au-Ag-bearing mesothermal and possibly deep-level epithermal quartz veins, stockworks and stringer zones. Assays from over 200 samples indicate the presence of some high grade Bonanza-type precious metal mineralization, as well as the possibility of bulk tonnage targets in the stockwork zones. The Au-Ag mineralization is generally not associated with very high quantities of base metals or other pathfinder elements such as Bi, As, Sb or Hg. The granite-hosted quartz veins, which reach up to 2 meters in width, are probably controlled by a steep easterly dipping structural zone related to Tertiary-age extensional movements related to graben down-dropping. Many of the larger veins preferentially occur along the structural contact between two different generations of granite (Type 1 and Type 2). Mapping the distribution of these two granite types may be useful in the discovery of more veins and stockwork zones.

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

Fisher Canyon

At Fisher Canyon, prospective gold-bearing sedimentary rocks have recently been found over a broad area. The geology of these rocks displays striking similarities to other such deposits throughout the state. Two of the main showings on the property show no evidence of past drilling. The Company is not aware of any previous operators on this property. The Company staked 179 unpatented lode mining claims in late-March, 2007 covering about 2,700 acres of BLM maintained land with federal minerals. It is anticipated that geologic work will make the project drill ready by late summer, 2007. This property is located 20 miles East of Lovelock and can be accessed by vehicles 12 months of the year.

Siesta

The Company’s interest in the Siesta group is comprised of 638 claims situated in the Slumbering Hills area of Humboldt County. Evolving has signed a contract with Zonge Geosciences, Inc. to begin a systematic geophysical survey of this claim group, and is planning a concurrent geochemical survey with the objective of defining drill targets by late summer, 2007. The Company is not aware of any previous operators on this property. This property is located 25 miles Northwest of the Winnemuca property and is and can be accessed by vehicles 11 months of the year.

Alpha Butte Properties

With respect to its interest in Alpha Butte, Evolving has staked 279 claims covering approximately 2,200 hectares. The Company intends to perform surface mapping and sampling also with the objective of defining drill targets over the next several months. There is evidence on this property of drilling within the past 40 years, however, the area has not experienced exploration in recent times. The Company is not aware of the results of any previous operators on this property. This property is located 15 miles West of the Winnemuca Property and can be accessed by vehicles 12 months of the year.

Battle Mountain Property

Evolving Gold has staked approximately 1959 claims (38,000 acres) of open land north of the town of Battle Mountain, Nevada. Subsequent to year end, $341,007 in staking and recording costs have been incurred for this property.

For years, exploration geologists have debated the relationship between the prolific north-northwest trending Carlin Trend, host to over 100 million oz Au (Gold) and the northeast-trending Getchell Trend, host to over 30 million oz Au. The region lying at their projected intersection is largely covered with volcanic rocks thought by many geologists to be thick and prohibitive to exploration.

A new geologic model proposed by Evolving Gold based on geophysical data and recognition of certain styles of faulting suggests that much of this area is actually shallowly buried and that the same rocks that host ore on the Carlin and Getchell trends are perhaps nearly outcropping in places under a veneer of cover.

This model suggests that there may be about as much ground that is shallowly buried as is presently exposed along these trends, a discovery that would quickly revolutionize exploration in what is considered a well-hit area. This is the “next generation” of gold target, and the time is right to take the leap and test what could become an entirely new play.

Evolving Gold is developing a drill program to determine where cover is indeed acceptably thin and the location of favorable host rocks are located.

Additional Technical Information

The Company has filed at www.sedar.com a number of in-depth technical reports on the various properties discussed above, which are available free of charge to investors seeking additional information of a technical nature.

Compliance with Government Regulation

The Company will be required to conduct all mineral exploration activities on the Winnemucca Mountain Property in accordance with the Bureau of Land Management of the United States Department of the Interior. No permits will be required to be obtained in connection with the completion of stage one of the planned exploration program on the Winnemucca Mountain Property. The Company will be required to obtain a permit prior to the initiation of the second stage of the recommended exploration program as this stage will involve drilling on the Winnemuca and Malone properties. A plan of operation would be required to be submitted to the BLM in connection with each of the permit applications. It is estimated that it would take approximately 3-6 weeks to obtain the required permit at an estimated cost of approximately US$50. The Company will also have to provide a reclamation bond in the order of US$10,000 to US$20,000 before drilling may be commenced.

To date, payments have been made to the BLM and to the applicable counties to maintain the Company’s claims in good standing.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended March 31, 2007 and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto and the section of this Annual Report entitled “Information on the Company.”

Over the next 12 months, the Company plans to continue with the exploration of its properties and proceed with the recommended work programs outlined in its technical reports.

5.A. Results of Operations

Year ended March 31, 2007 compared to year ended March 31, 2006

During the year ended March 31, 2007, the Company reported a net loss of $831,278 ($0.07 loss per share) compared to a loss of $590,779 reported for the fiscal year ended March 31, 2006. The Company did not generate any revenue during either of the reporting periods. The net loss for 2007 is primarily due to stock-based compensation, a write-down of exploration expenditures and an increase in advertising and travel. Stock-based compensation of $136,675 was recorded for the year ended March 31, 2007 versus $224,925 for the 2006 fiscal year. The Company recorded a write-down of mineral property exploration expenditures amounting to $120,290 for 2007 and $44,038 for the year ended March 31, 2006. Advertising and travel of $93,618 was incurred for the year ended March 31, 2007 compared to $109,473 for the previous year as more tradeshows were attended, additional stock market publications were subscribed to and service agreements were negotiated with an investor relations specialists. Major expense items in 2007 also included management fees of $145,059, consulting of $90,600, and legal of $91,469 which all increased over the 2006 fiscal year as a direct reflection of the increase in activity related to property option, private placement and stock option and other agreements prepared or amended during the year.

5.B. Liquidity and Capital Resources

Source of Funds

The Company’s primary source of funds since incorporation has been through the issuance of common shares. As at March 31, 2007, the company had cash of $65,942 and a working capital deficiency of ($177,676). Accordingly, the Company will require additional funds to pursue its plan of operations over the next twelve months. There can be no assurance that we will obtain any additional financing in the amounts required or on terms favorable to us. If we are unable to obtain additional financing, we may have to abandon our business activities and plan of operations.

Fiscal Year Ended March 31, 2007

Since incorporation in June 2003, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will to require additional funds to meet its obligations under the Malone Property Option Agreement, the Winnemucca Option and Royalty Agreement and as a result, will have to continue to rely on equity and debt financing during such period. Subsequent to March 31, 2007, the Company completed private placements for gross proceeds of $9,220,750 there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. In order to maintain the Winnemucca Option and Royalty Agreement in good standing the Company must expend a total of US$4,000,000 on the Winnemucca Mountain Property over a period of three years, and deliver a pre-feasibility study by June 30, 2009.

The Company is presently contemplating the material capital expenditures required under the definitive agreement that will result from the Rattlesnake Hills Property Letter of Intent. If the Letter of Intent is formalized by a definitive agreement, the Company could potentially need to expend an estimated total of US$5,000,000 on the Rattlesnake Hills Property in order to maintain the option in good standing.

The Company’s aggregate operating, investing and financing activities for the year ended March 31, 2007 resulted in a cash decrease of $157,011. As at March 31, 2007, the Company’s cash balance was recorded as $65,942 and the Company had a working capital deficiency of $177,676. The Company has not as yet put into commercial production any of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects. The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

The Company has signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees of $7,500, $6,500 and $5,000 respectively. These employment agreements have a term of two years and are expected to expire on January 31, 2009.

Effective March 14, 2007 the Company is also committed to a one year consulting agreement whereby fees will be paid based on services provided to a maximum of US$8,250 per month. The Company has also hired a consultant at the rate of $3,000 per month commencing February 21, 2007. On September 1, 2007 we issued 50,000 options to this consultant as part of an agreement pursuant to which he will continue to provide his services to us for twelve additional months at the rate of $5,000 per month.

The Company has also signed an office lease expiring April 30, 2012 which calls for monthly payments of $4,394 . Operating costs are subject to change but are currently $3,217 per month. The total estimated commitment over the term of the lease, based on the current amount of operating costs is $91,329.

Recent Financings

Subsequent to year end, in April 2007, the Company completed a non-brokered private placement of 2,350,000 units at $0.25 per unit resulting in proceeds of $587,500. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 19, 2009. Finder’s fees of 55,000 units were issued with respect to this issue.

Also in April, 2007, the Company completed a brokered private placement of 12,053,000 units at $0.25 per unit resulting in net proceeds of $2,931,291. The agent for this private placement elected to receive their commission of 8% of gross proceeds in cash of $36,500 together with 818,000 units. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 26, 2009. The agent also received 1,205,300 compensation options which entitle the agent to purchase that number of units at $0.30 per unit for two years.

In May 2007 the Company received exchange approval to change the exercise price of 432,742 warrants issued in May 2005 from $0.82 to $0.35 per share. Also in May, 2007 321,969 of these warrants were exercised for proceeds of $112,689 and the remaining 110,773 warrants expired.

In August 2007 the Company completed a non-brokered private placement of 14,050,000 units at $0.40 per unit for proceeds of $5,620,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional share of the Company at a price of $0.60 per share for a two year period from the date of issue. The Company paid a finders fee of 10% of the proceeds in cash and 7% in warrants, which are exercisable at $0.65 per warrant over a two year period from the date of issue.

Financial Condition and Cash Flows

The Company had a working capital deficiency of $177,676 and cash of $65,942 as at March 31, 2007 and working capital of $2,021,836 and cash of $2,275,380 as at June 30, 2007. The 2007 fiscal year working capital deficiency reflects receipt of $610,201 (net of share issue expense) from a private placement, the exercise of warrants and share subscriptions received, and offset by working capital required for administrative costs, deferred exploration expenses and property option payments.

Significant Changes To Accounting Policy During The Year

New U.S. Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on its consolidated financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 16 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, long-term investments and stock-based compensation.

5.C. Research and Development

Not applicable.

5.D. Trend Information

Some of the factors in mineral market fluctuations include the pricing and demand, producing costs and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

5.E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. Tabular disclosure of contractual obligations

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information as at the date of this annual report relating to the directors and senior officers of the Company.

Table No. 3
Directors and Senior Management

Position with the Corporation and Province and Country of Residence	Occupation, Business or Employment(1)	Age	Period as a Director of the Corporation
Lawrence A. Dick President and Director West Vancouver, B.C. CANADA	Professional Geologist; President and Director of the Corporation. President and a Director of Confederation Minerals Ltd.; Director of General Minerals Corp.	57	Since June 19, 2003
Robert Bick Chief Executive Officer and Director Vancouver, B.C. CANADA	President of Click It Marketing Inc. (formerly called “Fruits of the Earth Importers Limited”) since 1995; Self- employed Management Consultant from 1999 to 2006; Co-founder and partner, Thinkx Intellectual Capital Inc. from 2004 to 2005.	60	Since February l, 2007
Donald Gee Chief Financial Officer and Director Burnaby, B.C. CANADA	Chartered Accountant, Chief Financial Officer of the Corporation, Director of the Corporation, Yankee Hat Minerals Ltd., Journey Resources Inc., CMC Metals Ltd., Eagle Hill Exploration Corp., and Acero-Martin Exploration Inc.	57	Since February 1, 2007
Gildar (Gilles) Arseneau Director Vancouver, B.C., CANADA	Geologist; Manager Geology, Wardrop Engineering Ltd. since April 2006; Manager Geology, TSX Venture Exchange, from February 2002 to April 2006; Senior Geologist, RPA Consulting Ltd. from September 1996 to October 2002.	51	Since February l, 2007
William Majcher Director Vancouver, B.C., CANADA	Managing Director, Baron International Limited, part of the Baron Group (a HK based merchant bank) since August l, 2007; RCMP Officer from July 19, 1985 to August 15, 2007.	45	Since September 21, 2007

Lawrence Dick (President and Director): Dr. Dick is a Professional Geologist who received a B.Sc. (Hons.) from the University of British Columbia in 1973 and a Ph.D. in Economic Geology from Queen’s University in 1979. He also serves as the Vice President of Exploration and a Director of Continuum Resources Ltd., an unrelated public company. He has been in those capacities with Continuum Resources Ltd. since 2002. During 2001 and 2002 he was a self employed geological consultant. He has been a Director of General Minerals Corp., an unrelated public company, since 1994 and he served as the Executive Vice President of General Minerals Corp. from August, 1995 until January 2001. From 1980 to 1984 Dr. Dick served as the Manager of Exploration for Chevron Minerals Ltd. based in Santiago, Chile.

Robert F. Bick, MusBac. (CEO and Director): Robert F. Bick is an integral part of Canadian business legend –Bick’s Pickles. As an entrepreneur, Mr. Bick founded a children’s clothing company and raised $25,000,000 in venture capital while president of a software start-up. As a marketer, Mr. Bick worked directly with national Shell companies around the world to launch Formula Shell and to develop exclusive, innovative pump promotions. Mr. Bick has wide-ranging experience as a management consultant and is co-founder of thinkX Intellectual Capital Inc.

Quinton Hennigh, M.Sc., Ph.D, (Vice President, Exploration and Chief Geologist): Through his career, Mr. Hennigh has made significant contributions to Newmont Mining, Newcrest Mining and Homestake Mining. He has experience working throughout North America, in Europe, Australia, Asia and South America. He possesses the invaluable ability to balance the pragmatics of business with bold innovation. Over the past fifteen years, Quinton has established an enviable reputation for timely and efficient completion of exploration programs under his supervision and maintains a network of industry colleagues who are committed to maintaining ongoing business relationships with him at Evolving Gold.

Donald Gee, B.Sc. (Geology), Lic. Acct., C.A. (CFO and Director) Mr. Gee has over 28 years experience in private and public company financing, corporate/capital structuring and management. His network of relationships with retail brokers, fund managers and individual investors adds to the Company’s financing effectiveness. Don has served as a Director and key executive of several public companies. His recent past positions were Chief Financial Officer for a TSE listed gaming company and financial advisor to a national aerospace company. He is presently President and CEO of TSX listed Acero-Martin Exploration Inc. Mr. Gee is a member of the Chartered Accountants of British Columbia, Canadian Institute of Chartered Accountants and the Canadian Institute of Mining and Metallurgy.

Gilles J. Arseneau, Ph.D., P.Geo (Director) Mr. Arseneau has over 25 years in mineral exploration working as a consultant and senior geologist for major and junior mining companies with experience in gold, base metal, uranium and bauxite deposits in Canada, United States and South America. He has particular expertise in resource modeling and mineral property valuations. Most recently he was Manager – Geologist with the TSX Venture Exchange where he was responsible for the review of NI 43-101 technical reports. He is presently Manager of Geology at Wardrop Engineering Inc.

William Majcher, (Director): Mr. Majcher is Managing Director for Baron International Limited (a member of the Baron Group which is a Hong Kong based merchant bank), a fully licensed and registered investment bank, asset manager and a member of the board for the Hong Kong Stock Exchange. He is also a director of Disaster Preparedness System Inc., a Nevada corporation that is currently finalizing filings with the SEC for a listing on the OTCBB and he is the Executive Director of China Investment Fund Company Limited, a reporting company listed on the Hong Kong Stock Exchange. He is also a Director of Baron Total Absolute Return Fund, a hedge fund managed in Hong Kong.

Chris Osterman, Ph.D., P.Geo (Consulting Geologist): Mr. Osterman has years of experience in the mining and exploration industry on several continents. Starting as a mining engineer at the San Manuel mine in Arizona, he received a M.S. in Geological Engineering from the University of Arizona and a Ph.D. in Geology from the Colorado School of Mines. He has spent over three years in the search for epithermal gold and silver deposits in the western Sierra Madres and for porphyry copper deposits in Sonora, Mexico. His experience includes gold, nickel and copper mining and exploration in Southern Africa, silver exploration in Bolivia and porphyry copper exploration in Chile, Peru and Mongolia.

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

6.B. Compensation

Total compensation accrued or paid to all directors and senior officers of the Company during the year ended March 31, 2007 was $145,059. The following table sets forth options granted to the Company’s senior officers in the fiscal year ended March 31, 2007.

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Table No. 4
Compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Lawrence A. Dick(1) President and Former Chief Executive Officer	2007 2006 2005	45,449 2,675 Nil	Nil Nil Nil	Nil 15,000(5) Nil	80,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Bick(2) Chief Executive Officer	2007	22,000	Nil	15,000(6)	Nil	Nil	Nil	Nil
Warren M. McIntyre(3) Former Chief Financial Officer	2007 2006 2005	22,500 7,500 49,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald Gee(4) Chief Financial Officer	2007	10,000	Nil	15,000(7)	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Dick resigned as Chief Executive Officer on February l, 2007.
(2)	Mr. Bick was appointed as Chief Executive Officer on February l, 2007.
(3)	Mr. McIntyre resigned as Chief Financial Officer on February l, 2007.
(4)	Mr. Gee was appointed as Chief Financial Officer on February l, 2007.
(5)	These funds represent a signing bonus.
(6)

These funds represent a signing bonus pursuant to Management Services Agreements entered into on February l, 2007 between the Corporation, Click It Marketing Inc. (“ClickIt”) and Mr. Bick. Mr. Bick is the President of ClickIt.

(7)

These funds represent a signing bonus pursuant to Management Services Agreements entered into on February l, 2007 between the Corporation, Cantech Capital Corporation (“Cantech”) and Mr. Gee. Mr. Gee is the President of Cantech.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended March 31, 2007 were as follows:

Table No. 5
Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Lawrence A. Dick	80,000	33%	$0.36	$0.30	April 7, 2011

Notes:

(1)	These options were granted on April 7, 2006.

(2)

Following the year end of the Company options to purchase an aggregate of 1,450,000 Shares at an exercise price of $0.42 per Share were granted to directors of the Corporation (200,000 to Mr. Dick, 400,000 to Mr. Gee and 500,000 to Mr. Bick). These options expire on May 2, 2012.

No share options were exercised by the Named Executive Officers during the financial year ended March 31, 2007. The value of the unexercised in-the-money options at the financial year March 31, 2007 was nil.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended March 31, 2007.

Subsequent to fiscal year end, on May 3, 2007 the following directors were granted options to purchase Shares pursuant to the Corporation’s share option plan.

Table No. 6
Stock Option Grants Subsequent to Fiscal Year End

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Lawrence A. Dick	200,000	$0.42	$0.30	May 2, 2012
Paul Cowley(1)	50,000	$0.42	$0.30	May 2, 2012
Robert Bick	500,000	$0.42	$0.30	May 2, 2012
Donald Gee	400,000	$0.42	$0.30	May 2, 2012
Gildar (Gilles) Arseneau	350,000	$0.42	$0.30	May 2, 2012

(1) Mr. Cowley was not nominated to be re-elected as a director at the Company’s annual general meeting on September 21, 2007.

No Stock Options were exercised during the year ended March 31, 2007 by senior management or directors.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

Termination of Employment, Change in Responsibilities and Employment Contracts

During 2007 the Company continued to build a strong team of highly experienced geo-science and financial professionals. In February 2007, Mr. Robert Bick became Evolving’s new Chief Executive Officer replacing Dr. Lawrence A. Dick who assumed the duties of President and Chief Operations Officer and Mr. Donald Gee B.Sc. (Geology), C.A. became the Company’s new Chief Financial Officer. In May, 2007 Dr. Quinton Hennigh, M. Sc., Ph.D. was named as the new Vice-President of Exploration replacing Dr. Chris Osterman who will remain as Evolving’s Consulting Geologist.

On February l, 2007, the Corporation entered into a management services agreement with Lawrence Dick for a term of two years. During the term of the above management services agreement, the Corporation’s management will nominate Lawrence A. Dick for election as a director of the Corporation. The management fee payable to Mr. Dick shall be $6,500 per month, together with goods and services taxes and any and all other taxes payable by law. Mr. Dick shall be entitled to a signing bonus of $15,000 payable in cash and entitlement to participate in the Corporation’s share option plan or any successors thereto. The Corporation may terminate this agreement before its expiry date for cause which constitutes just cause for termination at law and only if the Corporation gives written notice to Mr. Dick specifying in detail the act or acts which the Corporation alleges would constitute just cause for termination of the employment of Mr. Dick at law if Mr. Dick were an employee of the Corporation and upon the death of Mr. Dick, without notice.

On February l, 2007, the Corporation entered into a management services agreement with the Corporation, Click It Marketing Inc. (“ClickIt”) and Mr. Bick for a term of two years. Mr. Bick is the President of ClickIt. During the term of the above management services agreement, the Corporation’s management will nominate Robert Bick for election as a director of the Corporation. The management fee payable to Mr. Bick shall be $7,500 per month, together with goods and services taxes and any and all other taxes payable by law. Mr. Bick shall be entitled to a signing bonus of $15,000 payable in cash and entitlement to participate in the Corporation’s share option plan or any successors thereto. The Corporation may terminate this agreement before its expiry date for cause which constitutes just cause for termination at law and only if the Corporation gives written notice to Mr. Bick specifying in detail the act or acts which the Corporation alleges would constitute just cause for termination of the employment of Mr. Bick at law if Mr. Bick were an employee of the Corporation and upon the death of Mr. Bick, without notice.

On February l, 2007 the Corporation entered into a management services agreement with the Corporation, Cantech Capital Corporation (“Cantech”) and Mr. Gee for a term of two years. Mr. Gee is the President of Cantech. During the term of the above management services agreement, the Corporation’s management will nominate Donald Gee for election as a director of the Corporation. The management fee payable to Mr. Gee shall be $5,000 per month, together with goods and services taxes and any and all other taxes payable by law. Mr. Gee shall be entitled to a signing bonus of $15,000 payable in cash and entitlement to participate in the Corporation’s share option plan or any successors thereto. The Corporation may terminate this agreement before its expiry date for cause which constitutes just cause for termination at law and only if the Corporation gives written notice to Mr. Gee specifying in detail the act or acts which the Corporation alleges would constitute just cause for termination of the employment of Mr. Gee at law if Mr. Gee were an employee of the Corporation and upon the death of Mr. Gee, without notice.

6.C. Board Practices

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The Senior Management serves at the pleasure of the Board of Directors.

The Company has an Audit Committee, which advises the Board of Directors with respect to the engagement of the independent auditors of the Company and reviews the scope and results of the Company’s audits with the independent auditors, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: William Majcher , Donald Gee and Gilles Arseneau. The Audit Committee met four times during fiscal 2007.

6.D. Employees

The Company has 2 employees, excluding Senior Management, and has utilized independent contractors, who perform work on the Company’s properties.

6.E. Share Ownership

As at the date of this Annual Report, there were 42,867,311 Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Corporation as at the date of this Annual Report are set forth in the following table:

Table No. 7
Corporations Carrying More Than 10% of Outstanding Shares

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Pinetree Resource Partnership	5,000,000	11.66%
Passport Materials Master Fund, LP	4,900,000	11.43%

The following table sets forth, to the Company’s knowledge, as at the date of this Annual Report, information relating to shares of the Company held by directors and officers of the Company and persons owning more than 10% of the Company’s outstanding shares:

Table No. 8
Shareholdings of Directors and Senior Management

			Number of	Exercise	Expiry Date
		Percent of	Options	Price
	Number of Common	Shares	and
Name of Beneficial Owner	Shares	Outstanding	Warrants

			80,000	$0.36	April 7, 2011
Lawrence A. Dick	944,640	*	200,000	$0.42	May 2, 2012
			200,000(1)	$0.35	April 19, 2009
			500,000	$0.42	May 2, 2012
Robert F. Bick	188,000	*	188,000(2)	$0.35	April 19, 2009
			400,000(3)	$0.42	May 2, 2012
Donald Gee	Nil	Nil	200,000(4)	$0.35	April 19, 2009

Gildar (Gilles) Arseneau	Nil	Nil	350,000	$0.42	May 2, 2012
William Majcher	Nil	Nil	200,000	$0.40	September 21, 2012

Total	1,132,640	*

* Less than 1%.

(1)	Warrants to purchase 200,000 Shares at $0.35 expiring on April 19, 2009.

(2)	Warrants to purchase 188,000 Shares at an exercise price of $0.35 per Share expiring on April 19, 2009.

(3)	200,000 of these 400,000 options are owned by Mr. Gee’s spouse.

(4)	Warrants to purchase 200,000 Shares at $0.35 per Share expiring on April 19, 2009.

Stock Options

The shareholders of the Company originally approved the 2004 Plan in September 2004 wherein 10% of the issued and outstanding Shares were reserved for issuance. In March 2007 the directors proposed that the Company terminate its existing share compensation arrangements and adopt the 2007 Plan to comply with the policies of the TSX-V, this proposal was accepted by the shareholders at the Company’s annual general meeting on September 21, 2007. The 2007 Plan also uses a “rolling” number of shares. Under the 2007 Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less any outstanding options, will be reserved for issuance as options to be granted at the discretion of the Company’s Board to eligible optionees (the “Optionees”). In other words, while the 2007 Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Shares reserved for issuance under the 2007 Plan at any point in time. Currently, the Company has 42,867,311 Shares issued and outstanding and options to purchase 2,750,000 Shares have been granted and are outstanding. Options granted under the 2004 Plan will be rolled into and be deemed to be granted under the 2007 Plan. It is the responsibility of the Company’s Board to ensure that the provisions of the 2007 Plan are adhered to. This type of plan is called a “rolling’ plan.

The Corporation is of the view that the 2007 Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. Directors have the authority to amend the 2007 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals

The 2007 Plan requires TSX-V approval.

Eligible Optionees

Under the policies of the TSX-V, to be eligible for the issuance of a stock option under the 2007 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide the TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the 2007 Plan:

(a) all options granted under the 2007 Plan are non-assignable, non-transferable and exercisable for a period of up to 5 years (10 years if the Company becomes a Tier 1 issuer on the TSX-V);
(b) for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;
(c) if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in Investor Relations Activities and the Company is a Tier 2 issuer);
(d) the minimum exercise price of an option granted under the 2007 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX-V);
(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period; and
(f) Options granted under the 2004 Plan will be deemed to have been granted under the 2007 Plan and will be subject to the terms and conditions of the 2007 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

For holdings by major shareholders, see Item 6.E and Table No. 7. The Company’s major shareholders do not have different voting rights. As at the date of this Annual Report, there were 42,867,311 common shares outstanding held by 36 “holders of record” resident in Canada holding 15,850,001 common shares, 3 “holders of record” resident in the USA holding 400,000 common shares and 8 “holders of record” resident in other countries holding 2,132,500 common shares.

7.B. Related Party Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the period beginning April 1, 2006 up to the date hereof, or has any interest in any material transaction in the current year other than as set out herein or in the audited year end financial statements of the Company.

For the Years Ended March 31, 2007 and 2006

During the year ended March 31, 2007, the Company issued 260,000 common shares to directors of the Company, pursuant to the exercise of warrants at an exercise price of $0.25 per share for proceeds of $65,000. Deferred exploration costs, promotion and advertising, rent and consulting fees for the year ended March 31, 2007 include $122,398 (2006: $107,505), $15,713 (2006: $2,442), $3,000 (2006: $9,000) and $184,659 (2006: $47,675) respectively, charged by directors and a significant shareholder of the Company. As at that date accounts payable and accrued liabilities include $101,950 owing to related parties.

In February, 2007, the Company signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees of $7,500, $6,500 and $5,000 respectively. See “Item 6.B” for a description of each of these agreements.

During the years ended March 31, 2007, 2006 and 2005 the Company incurred charges to significant shareholders, directors and former directors of the Company as follows:

	Year ended March 31,
	2007	2006	2005

Consulting	$39,600	$40,396	$-
Management fees	145,059	7,279	70,000
Promotion and advertising	15,713	2,442	450
Rent and administration fees	3,000	9,000	4,050
Deferred exploration costs
- geological consulting	110,573	25,000	-
- staking cost and recording	11,825	82,505	-

	$325,770	$166,622	$74,500

These transactions were measured by the exchange amount, which is agreed upon by the transacting parties.

Prepaid expenses include $11,360 (2006: Nil) derived from payments to directors.

Accounts payable and accrued liabilities include $101,950 (2006: $64,257) due to significant shareholders, directors and former directors of the Company.

April 1, 2007 to Present

Subsequent to fiscal year end, in April 2007 the Corporation completed a non-brokered private placement of 2,350,000 units at $0.25 per unit resulting in proceeds of $587,500 of which $100,000 is included in share subscriptions as at March 31, 2007. Each unit was comprised of one Share and one share purchase warrant. Each warrant will entitle the holder to purchase one Share of the Corporation at a price of $0.35 per Share until April 19, 2009. Lawrence A. Dick, a director and officer of the Corporation participated in this private placement for 200,000 units. Donald Gee, a director and officer of the Corporation participated in this private placement for 200,000 units. Robert Bick, a director and officer of the Corporation participated in this private placement for 188,000 units.

Additionally, on September 21, 2007 the Company’s board of directors approved management bonuses totalling $350,000.

Accounting Fees

The Company paid accounting fees of $17,808 and $18,730 to Amisano Hanson during Fiscal 2006 and Fiscal 2007 (to date), respectively. These accounting fees consisted of auditing the Company’s annual financial statements.

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company’s common shares trade on the TSX Venture Exchange, under the symbol “EVG”. The Company began listing on the TSX-V on June 13, 2007. Further, the Company’s common shares began trading on the Over-The-Counter Bulletin Board Quotation System under the symbol “EVOGF” on July 26, 2005 and the Frankfurt Stock Exchange on August 13, 2007 under the symbol “EV7.”

The Company’s common shares traded on the CNQ in Toronto, Ontario, Canada from June 14, 2004 until the Company graduated to the TSX-V on June 13, 2007.

The following table sets forth the high and low sales prices on the CNQ, TSX-V and OTCBB for the periods indicated.

Table No. 9
Common Shares Trading Activity

	TSX-V Canadian Dollars		OTCBB U.S. Dollars		CNQ Canadian Dollars
	High	Low	High	Low	High	Low
Monthly
September 2007	0.40	0.33	0.42	0.30
August 2007	0.56	0.30	0.54	0.30
July 2007	0.55	0.37	0.51	0.37
June 2007	0.44	0.35	0.46	0.32	0.47	0.35
May 2007			0.46	0.34	0.48	0.34
April 2007			0.38	0.16	0.44	0.25

Quarterly
June 30, 2007	0.44	0.35	0.46	0.16	0.48	0.25
March 31, 2007			0.26	0.18	0.28	0.20
December 31, 2006			0.34	0.17	0.36	0.17
September 30, 2006			0.42	0.20	0.45	0.20
June 30, 2006			0.51	0.30	0.57	0.30
March 31, 2006			0.35	0.22	0.42	0.25
December 31, 2005			0.55	0.22	0.65	0.29

Yearly
March 31, 2007			0.51	0.17	0.57	0.17
March 31, 2006			0.71	0.22	1.05	0.25
March 31, 2005					0.60	0.14
March 31, 2004

Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company has an authorized capital of an unlimited number of common shares without par value. As the date of this annual report a total of 42,867,311 shares were issued and outstanding. All shares are initially issued and registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Company’s contacting documents. The registrar and transfer agent for the common shares is Pacific Corporate Trust of Canada located at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

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

Share Purchase Warrants

At the date of this annual report there were 27,386,675 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Table No. 10
Share Purchase Warrants Outstanding

Number of Shares	Exercise Price	Expiry Date
1,464,000	$0.40	Jan 18, 2008
1,600,000	$0.40	Sept 7, 2008
55,000	$0.35	April 19, 2009
2,350,000	$0.35	April 24, 2009
12,871,000	$0.35	April 26, 2009
1,205,300	$0.30	April 26, 2009
816,375	$0.65	July 25, 2009
7,025,000	$0.60	July 25, 2009
27,386,675

9.C. Stock Exchanges Identified

The common shares of the Company trade on the TSX-V, the OTCBB and the Frankfurt Stock Exchange. Refer to Item 9.A.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The Company has unlimited common shares without par value authorized. As of the date of this annual report there were 42,867,311 common shares issued and outstanding.

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

10.C. Material Contracts

(a)	Meridian Earn-in Agreement between the Company and Meridian dated July 31, 2006. Please refer to Item 4.A. for a summary of this agreement.

(b)

Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL dated July 7, 2006 and as amended on April 11, 2007. Please refer to Item 4.A. for a summary of this agreement. A copy of the April 11, 2007 amending agreement is filed as an exhibit to this Annual Report.

(c)	Malone Property Agreement between the Company and Newmont North America Exploration Ltd., dated April 17, 2006. Please refer to Item 4.A. for a summary of this agreement.

(d)

Investor Relations Agreement between the Company and Renmark Financial Communications Inc. (“Renmark”) dated June 15, 2007. Under this agreement, Renmark is to provide investor relations services, in exchange for which the Company has agreed to pay a monthly retainer of $5,000. This agreement is for a term of one year. A copy of this agreement is filed as an exhibit to this Annual Report.

(e)

Corporate Advisory Agreement between the Company and Excelsior Communications Incorporated (“Excelsior”) dated September 1, 2007. Under the agreement, Excelsior is to provide investor relations services, in exchange for which the Company has granted to Excelsior options to acquire common shares of the Company, exercisable for a period of five years at a price of $0.35, paid to Excelsior a $6,500 advance and y agreed to pay to Excelsior a monthly retainer of $6,500. This agreement is for a term of one year. A copy of this agreement is filed as an exhibit to this Annual Report.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “ICA”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the ICA. For the purposes of the ICA, “control” can be acquired through the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant’s knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States’ residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

(a)	encourage investment in Canada that contributes to economic growth and employment; and

(b)	provide for the review of significant investments in Canada by non-Canadians to ensure such benefit to Canada.

All investments that meet the following criteria are subject to a review:

(a)	direct acquisition of control of an existing Canadian business with assets of $5 million dollars or more by a non-WTO investor;

(b)	indirect acquisition of an existing Canadian business with assets of $50 million dollars or more by a non-WTO investor;

(c)

indirect acquisition of control of an existing Canadian business with assets of $5 million dollars or more where the assets of the Canadian business being acquired exceed 50% of the total assets involved in the worldwide transaction; and

(d)	direct acquisition of control of an existing Canadian business with assets of $281 million dollars or more by a WTO investor.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the ICA governing those businesses are different. In addition, the foregoing discussion of Canadian taxation and foreign investment and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Stock.

10.E. Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada0United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Common Shares and should not be so construed. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a Common Share only if the US Holder holds the Common Share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the Common Shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX-V listing would be sufficient for this purpose), Common Shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder’s Common Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if Common Shares are so held as “taxable Canadian property”, relief under the Treaty is generally available if and provided that the value of the Common Shares is not derived principally from real property situated in Canada at the relevant time. US Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

Investors are advised to consult their tax advisors with respect to the tax implications of acquiring, holding or disposing of Common Shares and the application of any applicable income tax treaty.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Considerations above”).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Company’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is presently a PFIC.

As a PFIC, each U. S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by such amount that is included in income but not distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing, non-corporate U.S. Holder must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (“SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Document on Display

The documents concerning the Company referred to in this Annual Report may be viewed at Suite 725, 666 Burrard Street, Vancouver, British Columbia, Canada during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosure documents are also available for viewing at www.sec.gov

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not subject to any material market risks at this time.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2007 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

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

During our most recently completed fiscal year ended March 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

The Company has not formally adopted a written code of ethics. The Company is reviewing the adoption of a formal code of ethics. The Company has guided its conduct by the provisions of the CBCA and the securities legislation applicable to it. Due to its size, management had not deemed it necessary to adopt a formal written code of ethics at this time.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees incurred with Amisano Hanson for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Table No. 11
Principal Accounting Fees

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2007.	Fees Paid to Auditor in Year Ended March 31, 2006.
Audit Fees(1)	$16,800	$16,800
Audit-Related Fees(2)	$1,930	Nil
Tax Fees(3)	Nil	$1,008
All Other Fees(4)	Nil	Nil
Total	$18,730	$17,808

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

A. Audit Fees

The aggregate fees billed by the auditors of the Company were $16,800 and $16,800 for the fiscal years ended March 31, 2006 and 2007, respectively. These fees relate to the audit of the Company’s financial statements.

B. Audit-Related Fees

$1,930.00.

C. Tax Fees

Nil

D. All Other Fees

Nil

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s consolidated audited financial statements for the years ended March 31, 2007 and 2006, including the following:

1.	Independent Auditors’ Report of Amisano Hanson dated July 3, 2007.

2.	Balance Sheets as at March 31, 2007 and March 31, 2006.

3.	Statements of Operations for the years ended March 31, 2007, 2006 and 2005.

4.	Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005.

5.	Statement of Shareholders’ Equity for the period for the years ended March 31, 2007, 2006 and 2005.

6.	Notes to the Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

The following exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Earn-in Agreement between the Company and Meridian dated July 31, 2006(1)

4.2	Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL dated July 7, 2006(1)

4.3	Amending Agreement to the Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL, dated April 11, 2007

4.4	Malone Property Agreement between the Company and Newmont North America Exploration Ltd., dated April 17, 2006(1)

4.5	Investor Relations Agreement between Renmark Financial Communications Inc. and the Company dated June 15, 2007

4.6	Corporate Advisory Agreement between the Company and Excelsior Communications Incorporated dated September 1, 2007.

8.1	Subsidiaries of the Company

Evolving Gold Corp., incorporated in the jurisdiction of Nevada.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporate by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORP.
(Registrant)
By:	/s/ Robert F. Bick
Name: ROBERT F. BICK
Title: Chief Executive Officer

DATE: October 15, 2007

EVOLVING GOLD CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(Stated in Canadian Dollars)

PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Evolving Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Evolving Gold Corp. as at March 31, 2007 and 2006 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2007, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
July 3, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006
(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash	$65,942	$222,953
Other receivables	22,046	4,961
Prepaid expenses – Note 6	23,331	-

	111,319	227,914
Equipment – Note 3	22,543	1,187
Mineral properties – Notes 4 and 5, Schedule 1	1,113,875	737,297

	$1,247,737	$966,398

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$288,995	$107,254

SHAREHOLDERS' EQUITY

Share capital – Notes 4, 5 and 9
Authorized:
Unlimited number of common shares without par value
Issued:
12,529,842 shares (2006: 10,269,842 shares)	2,408,045	1,713,844
Share subscriptions – Note 9	100,000	-
Contributed surplus – Note 5	427,090	290,415
Deficit accumulated during the exploration stage	(1,976,393)	(1,145,115)

	958,742	859,144

	$1,247,737	$966,398

Commitments – Notes 4, 5, 9 and 10
Subsequent Events – Notes 4, 5 and 9

APPROVED BY THE DIRECTORS:

“Robert Bick”	Director	“Donald Gee”	Director
Robert Bick		Donald Gee

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended March 31, 2007, 2006 and 2005
(Stated in Canadian Dollars)

	2007	2006	2005

Expenses
Accounting and audit	$46,630	$47,852	$16,390
Bank charges and interest	2,031	1,593	913
Consulting – Note 6	90,600	51,605	35,264
Depreciation	1,750	44	-
Legal	91,469	55,715	30,820
Management fees – Note 6	145,059	7,279	103,879
Office and miscellaneous	35,897	13,713	4,689
Promotion, advertising and travel – Note 6	93,618	109,473	31,389
Rent and administration fees – Note 6	34,250	15,007	16,800
Stock-based compensation – Note 5	136,675	224,925	128,165
Transfer agent and filing fees	33,009	19,535	33,909
Write-down of exploration expenditures	120,290	44,038	-

Net loss for the year	$(831,278)	$(590,779)	$(402,218)

Basic and diluted loss per share	$(0.07)	$(0.07)	$(0.07)

Weighted average number of shares outstanding	11,581,952	8,505,316	5,601,196

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2007, 2006 and 2005
(Stated in Canadian Dollars)

	2007	2006		2005
Operating Activities
Net loss for the year	$(831,278)	$(590,779)		$(402,218)
Add items not affecting cash:
Stock-based compensation	136,675	224,925		128,165
Depreciation	1,750	44		-
Write-down of mineral exploration expenditures	120,290	44,038		-
Changes in non-cash working capital items related to operations:
Other receivables	(17,085)	(976)		(6)
Prepaid expenses	(23,331)	-		25,550
Accounts payable and accrued liabilities	181,741	252,414		125,217

	(431,238)	(70,334)		(123,292)
Investing Activities
Purchase of equipment	(23,106)	(1,231)		-
Deferred exploration costs	(374,551)	(147,729)		(56,093)
Amounts received pursuant to earn-in agreement	168,552	-		-
Acquisition of resource properties	(106,869)	(173,466)		(37,047)

	(335,974)	(322,426)		(93,140)
Financing Activities
Issue of common shares for cash, net of share issue expense	510,201	622,959		96,000
Share subscriptions	100,000	-		-
Advance payable	-	(10,000)		10,000

	610,201	612,959		106,000

Increase (decrease) in cash during the year	(157,011)	220,199		(110,432)

Cash, beginning of the year	222,953	2,754		113,186

Cash, end of the year	$65,942	$222,953		$2,754

Supplemental disclosure of cash flow information:
Shares issued for share issue expense	$30,000	$29,100		$-
Shares issued for acquisition of mineral property	184,000	244,000		96,000
Shares issued for debt settlement	-	285,610		-
Warrants issued for finder’s fee	-	11,640		-
Exchange of special warrants for common shares	-	-		306,500

	$214,000	$570,350		$402,500
Supplemental disclosure of cash flow information
Cash paid for:
Interest	$-	$-		$-

Income taxes	$-	$-	$

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended March 31, 2007, 2006 and 2005
(Stated in Canadian Dollars)

								Deficit
								Accumulated
								During the
		Share Capital		Special Warrants		Share	Contributed	Exploration
		Number	Amount	Number	Amount	Subscriptions	Surplus	Stage	Total

Balance, March 31, 2004		100	$100	6,150,000	$306,500	$-	$-	$(152,118)	$154,482
Issuance of shares
Pursuant to conversion of special warrants
Series “A” warrants		1,400,000	14,000	(1,400,000)	(14,000)	-	-	-	-
Series “B” warrants		3,250,000	162,500	(3,250,000)	(162,500)	-	-	-	-
Series “F” warrants		1,100,000	110,000	(1,100,000)	(110,000)	-	-	-	-
Series “L” warrants		200,000	10,000	(200,000)	(10,000)	-	-	-	-
Series “P” warrants		200,000	10,000	(200,000)	(10,000)	-	-	-	-
Pursuant to resource property acquisition	- at $0.16	600,000	96,000	-	-	-	-	-	96,000
Pursuant to private placement	- at $0.16	600,000	96,000	-	-	-	-	-	96,000
Stock-based compensation charge		-	-	-	-	-	128,165	-	128,165
Net loss for the year ended March 31, 2005		-	-	-	-	-	-	(402,218)	(402,218)

		7,350,100	498,600	-	-	-	128,165	(554,336)	72,429

…cont’d

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Continued
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended March 31, 2007, 2006 and 2005
(Stated in Canadian Dollars)

									Deficit
									Accumulated
									During the
		Share Capital		Special Warrants			Share	Contributed	Exploration
		Number	Amount	Number		Amount	Subscriptions	Surplus	Stage	Total

Balance, March 31, 2005		7,350,100	498,600	-			-	128,165	(554,336)	72,429
Issuance of shares
Pursuant to resource property acquisition - at $0.61		400,000	244,000	-			-	-	-	244,000
Pursuant to debt settlement	- at $0.66	432,742	285,610	-			-	-	-	285,610
Pursuant to private placement	- at $0.50	290,000	145,000	-			-	-	-	145,000
Pursuant to private placement	- at $0.30	1,270,000	381,000	-			-	-	-	381,000
Pursuant to conversion of options		300,000	79,500	-			-	-	-	79,500
Pursuant to conversion of warrants		130,000	32,500	-			-	-	-	32,500
Stock-based compensation charge		-	-	-			-	224,925	-	224,925
Transfer from contributed surplus on conversion of
stock options		-	74,315	-			-	(74,315)	-	-
Share issue expense - Cash		-	(15,041)	-			-	-	-	(15,041)
- Finders fees		97,000	-	-			-	-	-	-
- Finders warrants		-	(11,640)	-			-	11,640	-	-
Net loss for the year ended March 31, 2006		-	-	-			-	-	(590,779)	(590,779)

Balance, March 31, 2006		10,269,842	1,713,844	-			-	290,415	(1,145,115)	859,144
Issuance of shares
Pursuant to resource property acquisition - at $0.46		400,000	184,000	-			-	-	-	184,000
Pursuant to private placement	- at $0.30	1,500,000	450,000	-			-	-	-	450,000
Pursuant to conversion of warrants		260,000	65,000	-			-	-	-	65,000
Stock-based compensation charge		-	-	-			-	136,675	-	136,675
Share issue expense - Cash		-	(4,799)	-			-	-	-	(4,799)
- Finders fees		100,000	-	-			-	-	-	-
Net loss for the year ended March 31, 2007		-	-	-			-	-	(831,278)	(831,278)
Share subscriptions		-	-	-			100,000	-	-	100,000

Balance, March 31, 2007		12,529,842	$2,408,045	-	$		100,000	$427,090	$(1,976,393)	$958,742

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2007 and 2006
(Stated in Canadian Dollars)

	Canada			United States
					Fisher,
					Siesta and
	Murray	Voisey Bay	Winnemucca	Malone	Alpha Butte	Other
	Property	Property	Property	Property	Properties	Properties	Total

Balance, March 31, 2005	$34,617	$-	$181,523	$-	$-	$-	$216,140

Acquisition costs
Cash	-	35,000	61,525	-	-	-	96,525
Legal	-	1,647	37,949				39,596
Advance Royalty Payments	-	-	11,608	-	-	-	11,608
Shares	-	-	244,000	-	-	-	244,000

	-	36,647	355,082	-	-	-	391,729

Deferred exploration costs
Field expenses and other	3,381	-	-	-	-	-	3,381
Geological consulting	-	14,731	60,011	-	-	6,040	80,782
Staking and recording costs	-	7,440	81,863	-	-	-	89,303

	3,381	22,171	141,874	-	-	6,040	173,466

Write-down of properties	(37,998)	-	-	-	-	(6,040)	(44,038)

Balance, March 31, 2006	-	58,818	678,479	-	-	-	737,297

…cont’d

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1 – (cont’d)
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2007 and 2006
(Stated in Canadian Dollars)

	Canada			United States
					Fisher,
					Siesta and
	Murray	Voisey Bay	Winnemucca	Malone	Alpha Butte	Other
	Property	Property	Property	Property	Properties	Properties	Total

Balance, March 31, 2006	-	58,818	678,479	-	-	-	737,297

Acquisition costs
Cash	-	-	11,570	11,360	-	-	22,930
Shares	-	-	184,000	-	-	-	184,000
Legal		554	83,385	-	-	-	83,939

	-	554	278,955	11,360	-	-	290,869

Deferred exploration costs
Assays and reports	-	-	8,621	-	-	-	8,621
Field expenses and other	-	-	115	19,782	-	-	19,897
Geological consulting – Note 6	-	2,198	23,559	64,324	12,500	28,295	130,876
Geophysical and geological studies	-	-	-	93,955	-	-	93,955
Licenses and fees	-	-	-	13,192	-	-	13,192
Staking and recording costs – Note 6	11,825	18,600	-	-	77,585	-	108,010

	11,825	20,798	32,295	191,253	90,085	28,295	374,551

Write-down of properties	(11,825)	(80,170)	-	-	-	(28,295)	(120,290)
Amounts received pursuant to earn-in agreement	-	-	(168,552)	-	-	-	(168,552)

Balance, March 31, 2007	$-	$-	$821,177	$202,613	$90,085	$-	$1,113,875

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006
(Stated in Canadian Dollars)

Note 1	Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in mineral properties located in Canada and in the United States of America. Effective June 13, 2007, the common shares of the Company were listed on the TSX Venture Exchange (“TSX”) and trade under the symbol EVG.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

Note 2	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Evolving Gold Corp., a United States company incorporated on March 16, 2007. All significant intercompany transactions have been eliminated.

b)	Mineral Properties

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

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 2

Note 2	Summary of Significant Accounting Policies – (cont’d)

b)	Mineral Properties – (cont’d)

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

c)	Income Taxes

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

d)	Stock Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus.

Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option valuation models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 3

Note 2	Summary of Significant Accounting Policies – (cont’d)

e)	Basic and Diluted Loss Per Share

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

The carrying value of the Company’s financial instruments, consisting of cash, other receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)	Equipment and Depreciation

Equipment is carried at cost and consists of computer equipment and office furniture and equipment. Depreciation is calculated on the straight-line method over the estimated useful life of the asset, being three years. No depreciation is taken on artwork.

h)	Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put to use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.

At March 31, 2007, the fair value of the mineral properties site restoration costs is not significant.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 4

Note 2	Summary of Significant Accounting Policies – (cont’d)

i)	Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less that the carrying amount of the asset, impairment is recognized.

j)	Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 3	Equipment

		2007		2006
		Accumulated
	Cost	Amortization	Net	Net

Artwork	$7,223	$-	$7,223	$-
Office furniture and equipment	3,720	300	3,420	-
Computer equipment	13,394	1,494	11,900	1,187

	$24,337	$1,794	$22,543	$1,187

Note 4	Mineral Properties – Note 6

a)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories.

During the year ended March 31, 2006, the Company abandoned this option and wrote-off $37,998 in resource property costs. Similarly $11,825 of resource property incurred during the year ended March 31, 2007, was also written off.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 5

Note 4	Mineral Properties – Note 6 – (cont’d)

b)	Voisey Bay Property

Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 and the obligation to incur exploration expenditures of $500,000 by October 31, 2007. During the year ended March 31, 2007, the Company terminated this option agreement and wrote-off $80,170 in expenditures related to this property.

c)	Winnemucca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humboldt County, Nevada (the “Winnemucca Property”). In addition the Company has staked additional unpatented mining claims.

On April 11, 2007, the Company paid US$10,000 to extend certain terms of the agreement. The parties are currently negotiating further amendments to the agreements.

In order to vest its interest in the Winnemucca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

	i)	Cash Payments

- US $80,000 (paid) (including US $10,000 for extension agreement);

	ii)	Share Issuances

- 900,000 shares; (issued)
- 400,000 shares on May 16, 2006, (issued);
- 500,000 shares on or before December 31, 2007;

	iii)	Various legal costs

- Pay various legal costs at the close of a private placement of shares (paid).

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 6

Note 4	Mineral Properties – Note 6 – (cont’d)

c)	Winnemucca Property – (cont’d)

	iv)	Exploration Expenditures

US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims ;
an additional US $1,500,000 on or before December 31, 2007;
and a further US $2,000,000 on or before December 31, 2008.

	v)	Advance Royalty Payments

US$10,000 on or before March 16, 2006 (paid)
an additional US$10,000 on or before December 3, 2006 (paid)
an additional US$20,000 on or before December 3, 2007

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company must also prepare a technical report and an exploration expense report and deliver this to Golden with all relevant data, information and reports by October 15, 2007.

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

The Winnemucca Property is subject to a 2% net smelter return (“NSR”). With respect to the original Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

Pursuant to an earn-in agreement between the Company and Meridian Gold Inc. (subsequently assigned to Meridian Minerals Corp. (“Meridian”)) dated July 31, 2006, the Company agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 7

Note 4	Mineral Properties – Note 6 – (cont’d)

c)	Winnemucca Property – (cont’d)

To complete the earn-in Meridian must make the following:

Cash payments of US$80,000 on closing (paid), US$80,000 on or before December 31, 2006 (paid) and an additional US$100,000 and US$240,000 on or before December 31, 2007 and December 31, 2008 respectively.

Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006. As at March 31, 2007, the company has extended the deadline.
Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.
Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and the Company will form a joint venture for purposes of carrying out the project.

d)	Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year (paid subsequent to March 31, 2007). The agreement is subject to a royalty of 2% of net smelter returns.

e)	Fisher, Siesta and Alpha Butte Properties

The Company has acquired by staking three new properties comprising approximately 7,700 hectares in Nevada.

Note 5	Share Capital – Note 9

Escrow Shares

As at March 31, 2007 there were 199,401 (2006: 598,215) shares held in escrow. These shares were subsequently released.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 8

Note 5	Share Capital – Note 9 – (cont’d)

Commitments:

Warrants

In September 2006, the Company completed a private placement of 1,500,000 units at $0.30 per unit resulting in proceeds of $450,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share until September 7, 2008.

The Company applied the residual approach and allocated the total proceeds of $450,000 to the common shares and $nil to the attached warrants to the private placement. Finder’s fees for the September 2006 private placement were paid by the issue of 100,000 units with a fair market value of $30,000. This amount has been charged to share issue costs and credited to share capital.

In January 2007, 260,000 warrants were exercised at $0.25 per share for proceeds of $65,000 and an additional 210,000 warrants expired.

At March 31, 2007, there were 3,786,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date

432,742	$0.35	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008
1,600,000	$0.40	September 7, 2008

3,786,742

In May 2007 the Company received exchange approval to change the exercise price of 432,742 warrants issued in May 2005 from $0.82 to $0.35 per share. Also in May, 2007 321,969 of these warrants were exercised for proceeds of $112,689 and the remaining 110,773 warrants expired.

	2007		2006
	Number of	Weighted	Number of	Weighted
	Shares issuable	Average	Shares issuable	Average
	Pursuant to	Exercise	Pursuant to	Exercise
	Warrants	Price	Warrants	Price

Outstanding, beginning of year	2,656,742	$0.46	600,000	$0.25
Issued	1,600,000	$0.40	2,186,742	$0.50
Cancelled	(210,000)	$0.25	-
Exercised	(260,000)	$0.25	(130,000)	$0.25

Outstanding, end of year	3,786,742	$0.41	2,656,742	$0.46

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 9

Note 5	Share Capital – Note 9 – (cont’d)

Commitments – (cont’d)

Stock Option Plan and Stock-based Compensation

Details of stock options outstanding as at March 31, 2007 are as follows:

Number of Shares	Exercise Price	Expiry Date

250,000	$0.25	September 15, 2009
240,000	$0.36	April 7, 2011
490,000

A summary of the status of the stock option plan as of March 31, 2007 and 2006 and changes during the years then ended is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	585,000	$0.44	550,000	$0.26
Granted	430,000	$0.36	485,000	$0.61
Cancelled	(525,000)	$0.51	(150,000)	$0.65
Exercised	-	$-	(300,000)	$0.26

Outstanding, end of year	490,000	$0.35	585,000	$0.44

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

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the TSX on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 10

Note 5	Share Capital – Note 9 – (cont’d)

Commitments – (cont’d)

Stock Option Plan and Stock-based Compensation – (cont’d)

During the year ended March 31, 2007, the Company granted options to directors and three consultants for 430,000 shares pursuant to the Plan exercisable at $0.36 per share. Based on this transaction the Company recorded stock-based compensation expense of $136,675 (2006: $224,925) and transferred $Nil (2006: $74,315) of stock-based compensation that had previously been recorded as contributed surplus, to share capital which related to exercised options.

The weighted fair value of the share purchase options granted during the year ended March 31, 2007 of $0.30 per option (2006: $0.46) is estimated using the Black-Scholes option valuation model with the following assumptions:

	2007	2006

Average risk-free interest rate	4.13%	3.4-3.8%
Expected life	5 years	4-5 years
Expected volatility	118%	111-125%
Expected dividends	Nil	Nil

In May 2007, the Company granted 2,060,000 share purchase options exercisable at $0.42 per share until May 2, 2012 and 200,000 share purchase options exercisable at $0.50 per share until May 13, 2012, to directors and consultants.

Note 6	Related Party Transactions

During the years ended March 31, the Company incurred charges to significant shareholders, directors and former directors of the Company as follows:

	Year ended March 31,
	2007	2006	2005

Consulting	$39,600	$40,396	$-
Management fees	145,059	7,279	70,000
Promotion and advertising	15,713	2,442	450
Rent and administration fees	3,000	9,000	4,050
Deferred exploration costs
- geological consulting	110,573	25,000	-
- staking cost and recording	11,825	82,505	-

	$325,770	$166,622	$74,500

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 11

Note 6	Related Party Transactions – (cont’d)

These transactions were measured by the exchange amount, which is agreed upon by the transacting parties.

Prepaid expenses include $11,360 (2006: Nil) derived from payments to directors.

Accounts payable and accrued liabilities include $101,950 (2006: $64,257) due to significant shareholders, directors and former directors of the Company.

Note 7	Corporation Income Taxes

The Company has accumulated approximately $1,075,000 in Canadian and foreign development and exploration resource expenditures. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has approximate accumulated non-capital losses totalling $1,345,000 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$152,000
2015	274,000
2016	375,000
2027	544,000

$1,345,000

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Non-capital losses carried forward	$459,000	$276,000
Temporary differences	11,000	12,000
Resource property	17,000	15,000
Less: valuation allowance	(487,000)	(303,000)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized in the future to utilize all the future tax assets.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 12

Note 8	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

		Year ending March 31,
	2007		2006
	Canada	United States	Canada	United States

Net loss	$(799,694)	$(31,584)	$(584,379)	$(6,040)

Total assets	$133,862	$1,113,875	$287,919	$678,479

Note 9	Subsequent Events – Notes 4 and 5

In April 2007, the Company completed a non-brokered private placement of 2,350,000 units at $0.25 per unit resulting in proceeds of $587,500 of which $100,000 is included in share subscriptions as at March 31, 2007. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 19, 2009. Finder’s fees of 55,000 units were issued with respect to this issue.

Also in April, 2007, the Company completed a brokered private placement of 12,053,000 units at $0.25 per unit resulting in net proceeds of $2,955,039. The agent for this private placement elected to receive their commission of 8% of gross proceeds in cash of $36,500 together with 818,000 units. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 26, 2009. The agent also received 1,205,300 compensation options which entitle the agent to purchase that number of units at $0.30 per unit for two years.

The Company has negotiated a private placement of up to 14,050,000 units at $0.40 per unit for proceeds of $5,620,000. Each unit will consist of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one additional share of the Company at a price of $0.60 per share for a two year period from the date of issue. The Company will pay a finders fee of 10% of the proceeds in cash and 7% in warrants, which are exercisable at $0.65 per warrant over a two year period from the date of issue. This is subject to regulatory approval.

Note 10	Commitments – Note 5

a)

The Company has signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees of $7,500, $6,500 and $5,000 respectively. These employment agreements have a term of two years and expire on January 31, 2009.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 13

Note 10	Commitments – Note 5 – (cont’d)

b)	Effective March 14, 2007 the Company is also committed to a one year consulting agreement whereby fees will be paid based on services provided to a maximum of US$8,250 per month.

c)

The Company signed a memorandum of agreement to pay a consultant $3,000 per month for four months commencing February 21, 2007, for internet services. This agreement can be renewed for an additional four months with the issue of 50,000 options.

d)

The Company signed an office lease expiring April 30, 2012 which calls for monthly payments of $4,394 plus an applicable portion of operating costs. Operating costs are subject to change but are currently $3,217 per month. The total estimated annual commitment over the term of the lease, based on the current amount of operating costs is $91,329.

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s CDN GAAP differ from US GAAP as follows:

Mineral Properties and Deferred Exploration Costs

Under CDN GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under SEC interpretation of US GAAP, the costs associated with mineral rights are capitalized as an intangible asset with all other mineral property and/or exploration costs expensed in the period incurred. Therefore an additional mineral property expense is required under US GAAP.

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” and the Securities and Exchange Commission Exchange Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties. All losses accumulated since inception has been considered as part of the Company exploration stage activities.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 14

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 15

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

New Accounting Standards – (cont’d)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Year ended March 31,
Statement of Operations	2007	2006	2005

Net loss for the year per Canadian GAAP	$(831,278)	$(590,779)	$(402,218)
Mineral property exploration and acquisition
costs	(533,771)	(521,157)	(189,140)

Net loss for the year per US GAAP	$(1,365,049)	$(1,111,936)	$(591,358)

Basic and diluted loss per share per US
GAAP	$(0.12)	$(0.13)	$(0.11)

The effects of the differences in accounting under CDN GAAP and US GAAP on the statements of cash flows and the balance sheets are as follows:

	Year ended March 31,
Statement of Cash Flows	2007	2006	2005
Cash flows used in operating activities per Canadian
GAAP	$(431,238)	$(70,334)	$(123,292)
Mineral properties acquired and exploration costs incurred	(470,060)	(321,195)	(93,140)
Cash flows used in operating activities per US GAAP	(901,298)	(391,529)	(216,432)
Cash flows used in investing activities per Canadian GAAP	(335,974)	(322,426)	(93,140)
Mineral properties acquired and exploration costs incurred	470,060	321,195	93,140
Cash flows provided by investing activities per US GAAP	134,086	(1,231)	-
Cash flows provided by financing activities per
Canadian and US GAAP	610,201	612,959	106,000
Increase (decrease) in cash per Canadian and US GAAP	$(157,011)	$220,199	$(110,432)

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2007 and 2006
(Stated in Canadian Dollars) – Page 16

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

New Accounting Standards – (cont’d)

	Year ended March 31,
Balance Sheet	2007	2006

Total assets per Canadian GAAP	$1,247,737	$966,398
Mineral property exploration and acquisition costs	(1,102,515)	(737,297)

Total assets per US GAAP	145,222	229,101
Total liabilities per Canadian and US GAAP	(288,995)	(107,254)

	$(143,773)	$121,847

Shareholders’ Equity

Deficit, per Canadian GAAP	$(1,976,393)	$(1,145,115)
Mineral property exploration and acquisition costs	(1,102,515)	(737,297)

Deficit, per US GAAP	(3,078,908)	(1,882,412)
Share capital per Canadian and US GAAP	2,408,045	1,713,844
Share subscription	100,000	-
Contributed surplus per Canadian and US GAAP	427,090	290,415

	$(143,773)	$121,847