Form 20-F
period 2008-03-31
Evolving Gold CORP
filed 2008-07-29
CIK 1303202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

77,082,448 common shares as of March 31, 2008

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.
YES [   ]    NO [X]

If this report is an annual or transition report, indicate by check mark if the Registran is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ ]	Other [X]
by the International Accounting Standards Board

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-
2 of the Exchange Act).
YES [   ]    NO [X]

EVOLVING GOLD CORP.

FORM 20-F ANNUAL REPORT

GLOSSARY

Certain terms used herein are defined as follows:

Term	Definition

2004 Plan	Stock option plan of the Company dated September 28, 2004

2007 Plan	Stock option plan of the Company dated March 14, 2007, presented to and approved by the shareholders at the September 21, 2007 shareholders’ meeting

adularia	A mineral, potassium feldspar

Ag	Silver

AHL	AHL Holdings Ltd.

Alpha Butte Property	279 staked claims covering 2,200 hectares located 30 km southwest of the town of Winnemucca, Nevada

arsenopyrite	A mineral composed of arsenic, iron and sulphur

As	Arsenic

Au	Gold

Bald Mountain	Bald Mountain Mining Company

Battle Mountain Property	Approximately 1,959 claims covering 38,000 acres located near the Carlin and Getchell trends in north central Nevada

Bi	Bismuth

BLM	Bureau of Land Management, US Department of the Interior

breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix

Carlin Agreement

The exploration lease and sublease agreement among the company, the U.S. Sub, Newmont USA Limited, Newmont, Newmont Capital Limited and Elko Land and Livestock Company, dated November 28, 2007, pursuant to which Newmont leased to the Company its interest in certain unpatented mining claims and owned fee interests, and subleased to the Company its interest in certain leased lands and leased unpatented claims in five separate “Project Areas” – Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creeks

CBCA	Canada Business Corporations Act

chalcopyrite	A mineral composed of copper, iron and sulphur

clastic	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin

CNQ	Canadian Quotation and Trading System

Term	Definition

Code	Internal Revenue Code of 1986, as amended

Company	Evolving Gold Corp.

Cu	Copper

Diatreme	A breccia-filled volcanic pipe that was formed by a gaseous explosion

EM	Electromagnetic

Evolving Gold	Evolving Gold Corp.

felsic	A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents.

Fisher Canyon Property	179 unpatented lode claims covering 1,100 hectares located in the Humboldt Range in north central Nevada

Geocore	Geocore Exploration Inc.

Golden Arc	Golden Arc Mining & Refining Inc., a Nevada Corporation

Golden Arc Claims	The unpatented mining claims under option from Golden Arc

Golden Predator	Golden Predator (US) Mines Inc.

Golden Sands	Golden Sands Exploration Inc.

GOR	Gross overriding royalty

gpt	Grams per tonne

Hg	Mercury

induced polarization	A geophysical method used in mineral exploration

intrusion	A mass of igneous rock that, while molten, was forced into or between other rocks

IRS	Internal Revenue Service

Malone Property Agreement

The quitclaim deed and royalty agreement between the Company and Newmont North America Exploration Limited, dated April 17, 2006, pursuant to which the Company was granted all rights, title, estate and interest in the Malone Property, subject to a 2% NSR royalty.

Malone Property	80 unpatented mineral claims covering approximately 667 hectares located in Grant County in southwest New Mexico

Term	Definition

Mineral Reserve

The SEC Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Projects”, defines a “mineral resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Resource has a lower level of confidence than that applied to an Indicated Resource. An Indicated Resource has a higher level of confidence than an Inferred Resource but has a lower level of confidence than a Measured Resource.

(1) Inferred Mineral Resource. An “Inferred Mineral Resource” is that part of the Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An “Indicated Mineral Resources” is that part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Term	Definition

(3) Measured Mineral Resource. A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The SEC Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources. As used in this Annual Report, “resources” are as defined in National Instrument 43- 101.

Murray Property	One mineral claim totalling 2,965 acres located northeast of Yellowknife, Northwest Territories

Murray Property Agreement

The agreement dated June 10, 2003 made between Zimtu and Jody Dahrouge, an unrelated individual, pursuant to which Mr. Dahrouge retained a 1% NSR royalty on minerals other than diamonds and 1% GOR on diamonds from the Murray Property.

Newmont	Newmont Mining Corporation

NI 43-101 Report	A technical report prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Projects”

NSR	Net smelter returns

Optionee	Any individual that is eligible to be granted stock options under the 2007 Plan

ore	The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably

OTCBB	Over-The-Counter Bulletin Board Quotation System

Pb	Lead

PFIC	Passive foreign investment company

pyrite, pyrrhotite	A mineral composed of iron and sulphur

QEF	Qualified electing fund

quartz	A mineral composed of silica and oxygen

Rattlesnake Hills Letter Agreement

The binding letter agreement between the Company and Bald Mountain, dated January 15, 2008, pursuant to which Bald Mountain assigned to the Company its rights under the option agreement, dated December 11, 2007, between Golden Predator and Bald Mountain, which underlies the Rattlesnake Hills Option Agreement

Term	Definition

Rattlesnake Hills Option

The exclusive option, to earn up to a 100% interest in the Rattlesnake Hills Property located in Natrona County, Wyoming, granted by Golden Predator to the U.S. Sub pursuant to the Rattlesnake Hills Option Agreement

Rattlesnake Hills Option Agreement	The property option between the Company, the U.S. Sub and Golden Predator, dated January 16, 2008, pursuant to which the Company was granted the Rattlesnake Hills Option

Rattlesnake Hills Property	127 unpatented lode claims and approximately 276 hectares of Wyoming State lease lands located in Natrona County, Wyoming

Rights Plan	The shareholder rights plan of the Company, which was adopted by the board of directors on January 23, 2008 and was approved by shareholder of the Company at a Special Meeting on March 20, 2008

Sb	Antimony

SEC	The U.S. Securities and Exchange Commission

SEDAR	The electronic filing system for the disclosure of documents of public companies and mutual funds in Canada

Shares	Common shares in the capital of the Company

Siesta Property	638 claims situated in the Slumbering Hills area of Humboldt County, Nevada

silica	A element, occasionally used to refer to the mineral, quartz

silicification	The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals

stockworks	A pattern of closely spaced fractures in rock, commonly filled with minerals

stratigraphic	Pertaining to the composition, sequence, and correlation of stratified rocks (rocks formed, arranged, or laid down in layers or strata)

Tax Act	Income Tax Act (Canada)

Treaty	The Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997

TSX-V	TSX Venture Exchange

U.S. Holder	A holder of common shares of the Company resident in the United States of America

U.S. Sub	Evolving Gold Corp., which was incorporated pursuant to the laws of the State of Nevada and is a wholly-owned subsidiary of the Company

U.S. Taxpayer	An individual who is a citizen or resident of the United States of America or a domestic corporation in the United States

Term	Definition

Underlying Option Agreement	The option and royalty agreement dated March 22, 2004, made between AHL and Golden Arc

Veining	A fracture filled with mineral matter

VLF-EM survey	Very low frequency electromagnetic survey

Winnemucca Agreement

The agreement dated December 3, 2004 made among the Company, Golden and AHL, as amended on January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and as amended and restated on July 7, 2006 and April 11, 2007 pursuant to which the Company was granted an option to acquire a 100% interest in the Winnemucca Property subject to 2% NSR royalty

Winnemucca Property	A property consisting of 266 mining claims located in Humboldt County, Nevada

Winnemucca Option	The option granted to the Company with respect to the Winnemucca Mountain Property under the Winnemucca Option and Royalty Agreement

Zimtu	International Zimtu Technologies Inc., a related public company

Zn	Zinc

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES AND INDICATED MINERAL RESOURCES

The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this Annual Report, such as “inferred resources”, “indicated resources” and “measured resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

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

This Annual Report also uses the term “indicated mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The following selected financial data is derived from the audited financial statements of the Company for the last five fiscal years ended March 31, 2008 and should be read together with the sections of this Annual Report entitled, “Information on the Company” and “Operating and Financial Review and Prospects”. The financial statements are presented in Canadian dollars and have been prepared in accordance with CDN GAAP. Note 13 to the financial statements provides a summary of the material differences between Canadian GAAP and US GAAP

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended March 31

	2008	2007	2006	2005	2004
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Net Loss for the Year	$(8,742)	$(831)	$(591)	$(402)	$(152)
Basic and Diluted Loss Per Share	$(0.21)	$(0.07)	$(0.07)	$0.07	N/A
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares (000)	41,403	11,582	8,505	5,601	0.1
Period-end Shares (000)	77,082	12,530	10,269	7,350	0.1

Working Capital	$24,391	($177)	$121	$(144)	$127
Mineral Properties	$8,824	$1,114	$737	$216	$27
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$35,502	$2,408	$1,714	$499	$0.1
Shareholders’ Equity (Deficit)	$33,396	$959	$859	$72	$154
Total Assets	$34,217	$1,248	$966	$223	$170

US GAAP
Net Loss	$(16,453)	$(1,376)	$(1,112)	$(591)	$(179)
Loss Per Share (basic and diluted)	$(0.40)	$(0.12)	$(0.13)	$(0.11)	N/A
Mineral Properties	Nil	$11	Nil	Nil	Nil
Shareholders’ Equity	$24,571	$(155)	$122	$(144)	$127
Total Assets	$25,392	$134	$229	$7	$143

___________________________

(1)	Cumulative Net Loss since incorporation through March 31, 2008 under US GAAP was $19,542,999.

(2)	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued as an expense recorded.

(3)

Under US GAAP, all costs related to exploration stage properties are expensed in the period incurred, except for mineral property acquisition costs which are considered tangible assets and must be initially capitalized and then evaluated periodically for impairment.

During the year ended March 31, 2007 Management began to aggressively focus on the acquisition and development of prospective mineral properties and, in accordance with this objective, in the fiscal 2008 year, acquired seven new mineral properties. In order to fund exploration on these properties the Company also successfully raised funds from several private placements during the 2008 year. Commensurate with this increase in mineral properties and the increase in working capital, the Net Loss for 2008 fiscal year also reflected a significant increase due to general and administrative expenses.. In addition Net Loss also includes write-downs of previously deferred exploration expenditures for fiscal 2008, 2007 and 2006 and stock-based compensation charges also primarily incurred in these years.

Total assets as at March 31, 2008 dramatically increased commensurate with cash and shares issued for the acquisition of, and deferred exploration costs incurred for, the various mineral property interests. In addition, capital derived from several private placements of shares, the exercise of options and conversion of warrants has increased the balance of assets, offset by amounts required for administrative purposes.

Exchange Rates

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.0114 per US$1.00 as of July 24, 2008. The following tables set forth: (i) the average exchange rate for the financial years-ended March 31, 2008, 2007, 2006, 2005 and 2004, calculated by using the average of the exchange rates on the last day of each month during the period; and (ii) the high and low for each month during the previous six months, each based on the noon rate of exchange for conversion of Canadian dollars into U.S. dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Table No. 2
Exchange Rates

March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004

1.025425	1.35167	1.189167	1.273533	1.34915

	June	May	April	March	February	January
	2008	2008	2008	2008	2008	2008

High	1.0282	1.0187	1.0268	1.0275	1.0188	1.0294

Low	1.0011	0.9840	1.0021	0.9841	0.9717	0.9905

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

Risks Related to the Company

Cumulative unsuccessful exploration efforts by Company personnel could result in the company having to cease operations.

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in the Company having to cease operations.

The Company has no reserves on the properties in which it has an interest and if reserves are not defined the company would have to cease operations.

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. There can be no assurance that any minerals will be found on any of the Company’s properties. If the Company does not ultimately find a body of ore, it would have to cease operations.

Even if the Company identifies mineral deposits, a substantial amount of capital will have to be spent before management will know if the Company has a commercially viable mineral deposit on each of its properties.

Even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent over the next 2 years on each deposit on further drilling and engineering studies before management will know if the Company has a commercially viable mineral deposit on each of the properties. No assurance can be provided that commercially viable mineral deposits will be located on any of the Company’s properties.

The Company has minimal positive cash flow and no recent history of significant earnings and is dependent upon public and private distributions of equity to obtain capital in order to sustain operations. Public distributions of equity result in dilution to existing shareholders.

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative net loss since the Company’s inception under US GAAP is $19,542,999. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. The Company will require significant additional financing to pursue its business plans. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Company’s capital stock. However, there can be no assurance that it will obtain any such financing.

The Company currently has 7,208,500 share purchase options outstanding and 30,040,819 share purchase warrants outstanding. If all of the share purchase options and share purchase warrants were exercised, the number of common shares issued and outstanding would increase from 78,590,217 to 115,839,536.

The risks associated with penny stock classification could affect the marketability of the common stock of the Company and shareholders could find it difficult to sell their stock.

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The Company is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to build a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company’s growth will depend, on the efforts of its Senior Management, particularly its Chief Executive Officer, Robert Bick, its Chief Financial Officer, Vitaly Melnikov and its President, Dr. Quinton Hennigh. We do not carry key person insurance on senior management and other personnel.

The Company’s directors may have a conflict of interest with the Company as such directors or senior management also serve on boards of companies in the same industry as the Company.

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

Dilution through employee/director/consultant options could adversely affect the Company’s stockholders.

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of July 24, 2008, there are 7,208,500 share purchase options outstanding, which, if exercised, would result in an additional 7,208,500 Shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders.”)

U.S. Investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the CBCA. A majority of the Company’s directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act may result in shareholders having less complete and timely data.

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

The Company’s possible foreign investment company status has consequences for U.S. Investors.

Potential investors who are U.S. taxpayers should be aware that the Company could be considered a PFIC for U.S. tax purposes for the fiscal year ended March 31, 2008. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a QEF election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E “Taxation – United States Federal Income Tax Consequences.”

Risks Related to the Industry

Operating hazards and risks associated with the mining industry could result in the Company having to cease operations.

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The amount of capital necessary to meet all environmental regulations associated with the exploration programs of the Company could be in an amount great enough to force the Company to cease operations.

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and the United States. (The Company has the required permissions to enable it to engage in exploration work consisting of rock sampling and geophysical mapping.) Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Mineral prices may not support corporate profit for the Company.

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are found (which is not guaranteed), a profitable market may not exist for the sale. If a profitable market does not exist, the Company may have to cease operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General

The Company was incorporated under the CBCA on June 19, 2003 as 6109527 Canada Ltd. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company’s registered office is located at 1500 – 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7. The Company’s principal place of business is located at 725 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, its telephone number is (604) 685-6375 and its facsimile number is (604) 909-1163. The Company’s website address is www.evolvinggold.com and its e-mail address is info@evolvinggold.com. The Company became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 14, 2004, the Company officially began trading on the CNQ under stock symbol “GOLD”. On July 28, 2005, the Company began trading on the OTCBB exchange in the United States under the stock symbol “EVOGF”. On June 13, 2007, the Company began trading on the TSX-V under the stock symbol “EVG”. The Company continues to be listed for trading on the OTCBB exchange, but ceased to be listed for trading on the CNQ on June 13, 2007 when the Company graduated to the TSX-V. Effective August 13, 2007 the Company became listed on the Frankfurt Stock Exchange under the stock symbol “EV7”.

On January 24, 2008, the Company announced a proposed dividend-in-kind transaction involving the transfer of the Carlin Properties, discussed in more detail below, into a new company, subject to the Carlin Agreement. The Company is currently evaluating its options with respect to this transaction. For more information about the proposed transaction please refer to the news release dated January 24, 2008 that is attached as Exhibit 99.15 to the Company’s Form 6-K for July 2008, which was filed with the SEC and can be viewed at www.sec.gov.

The Company is a Canadian-based precious mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently its focus is on projects in the Southwestern United States, particularly Nevada, with additional properties in New Mexico and Wyoming. The Company continues to emphasize the exploration of properties where management believes there is potential for the discovery of high grade deposits.

Even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent over the next 2 years on each deposit on further drilling and engineering studies before management will know if the Company has a commercially viable mineral deposit on each of the properties. No assurance can be provided that commercially viable mineral deposits will be located on any of the Company’s properties.

Past Property Interests

Murray Property

On July 22, 2003, the Company entered into the Murray Property Agreement with Zimtu, pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray Property. At the date of the Murray Property Agreement, the Company was a wholly owned subsidiary of Zimtu. Currently Zimtu owns less than 3% of the outstanding shares of the Company. The Murray Property consists of one mineral claim totaling 2,965 acres and is located 78 kilometres northeast of Yellowknife, Northwest Territories.

The Company terminated its option on the Murray Property in 2007 and accordingly wrote-off $11,825 in expenditures related to this property.

Voisey Bay Labrador Property

On May 4, 2005 the Company entered into an option agreement with Geocore, whereby the Company was granted an option to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore’s Voisey Bay area property in Labrador. A first option, for the purchase of a 60% interest, was exercised in exchange for $35,000, and the obligation to incur $200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $500,000 incurred by October 31, 2007.

During the 2007 fiscal year the Company terminated this option agreement and accordingly wrote-off $80,170 in expenditures related to this property.

Winnemucca Property

Effective December 3, 2004, the Company entered into an option agreement with Golden Sands and Golden Sands’ subsidiary company, AHL, to acquire unpatented mineral claims located in Humboldt County, Nevada. A finder’s fee of 100,000 Shares was issued in connection with the acquisition of the Winnemucca Property in December 2004. The December 3, 2004 option agreement was subsequently amended on January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006 and June 16, 2006, and further amended and restated July 7, 2006, and subsequently amended April 11, 2007 and October 17, 2007 (the “Winnemucca Agreement”). Under the Winnemucca Agreement, any unpatented or patented mining claims located within three miles of the subject claims acquired or located would, at the option of the other parties, form part of the subject claims. Since December 3, 2004, when there were 62 unpatented mineral claims the subject of the Winnemucca Agreement, 204 additional claims were staked by AHL and the Company, resulting in a total of 266 unpatented claims the subject of the Winnemucca Agreement.

In order to exercise the Winnemucca Option, the Company was required to make aggregate cash payments to Golden Sands of US$80,000 (paid), issue and deliver 1,800,000 shares (issued) in the capital of the Company (“Shares”), incur exploration expenditures of US$4,000,000, pay various costs related to amending the Winnemucca Agreement, and prepare a NI 43-101 Report, which was prepared and dated October 29, 2006.

The Winnemucca Property was subject to a 2% royalty and advance royalty payments, of which US$20,000 was paid.

In September, 2005 the Company signed a letter of intent with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in the Winnemucca Option. An earn-in agreement was subsequently signed on July 31, 2006 to formalize this arrangement under which Meridian Gold Inc. assigned their interest to Meridian Minerals Corp. Under the terms of the agreement, Meridian Minerals Corp. could earn a 70% interest in the Winnemucca Property by making a total contribution of US$500,000 in staged cash payments to the Company by December 31, 2008 (US$160,000 was received as of December 31, 2007), and incurring total exploration expenditures of US$4,000,000 by December 31, 2008.

In December 2007, Meridian Gold Inc. terminated the earn-in agreement and, in February 2008, the Company decided to terminate the Winnemucca Agreement and wrote off CDN$1,235,889 in deferred expenditures relating to the Winnemucca Property.

Rye Patch Property

During the year ended March 31, 2008 the Company acquired, by staking, an interest in this Nevada property but after reviewing the results from a sampling program, subsequently decided not to pursue development. Accordingly CDN$49,199 of costs incurred to date on this property were written down to nil.

Current Property Interests

Malone Property

On April 17, 2006, the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited (the “Malone Agreement”), pursuant to which the Company was granted all rights, title, estate and interest in 80 unpatented mineral claims covering 665 hectares located in Grant County in southwest New Mexico in exchange for payment of US$10,000 (paid) and an additional US$10,000 payable in one year (paid). The agreement is subject to a 2% NSR royalty

Siesta Property

The Company’s interest in the Siesta group is comprised of 702 unpatented mining claims covering approximately 5,870 hectares situated in the Slumbering Hills area of Humboldt County, Nevada.

Alpha Butte Property

With respect to its interest in Alpha Butte, the Company has staked and retained 62 claims covering approximately 550 hectares located 30 kilometres southwest of the town of Winnemucca in Nevada

Fisher Canyon Property

The Company’s interest in the Fisher Canyon property presently consists of 79 unpatented lode mining claims staked by the company covering approximately 670 hectares of property located near the Relief Canyon and Florida Canyon areas in Nevada

In February 2008, the Company signed a Letter of Intent with an individual to acquire an undivided 100% interest in and to 12 unpatented mining claims near the Fisher Canyon Property in exchange for US$8,000 on March 7, 2008 (paid), US$12,000 on March 7, 2009 and US$20,000 on March 7, 2010. The Company will also pay an NSR on production of 3% to the individual and has the exclusive right and option to purchase 50% of the royalty for US$150,000 within three years of the Letter of Intent.

Rattlesnake Hills Property

In January 2008, the Company and the U.S. Sub entered into a property option agreement (the “Rattlesnake Hills Option Agreement”) with Golden Predator (US) Mines Inc. (“Golden Predator”) and a binding letter agreement (the “Rattlesnake Hills Letter Agreement”) with Bald Mountain Mining Company (‘Bald Mountain”).

Pursuant to the Rattlesnake Hills Option Agreement, the U.S. Sub was granted an exclusive option (the “Rattlesnake Hills Option”) to earn up to a 100% interest in the Rattlesnake Hills Property located in Natrona County, Wyoming. In order to exercise the Rattlesnake Hills Option, the Company must issue 3,000,000 Shares to Golden Predator (1,000,000 Shares have been issued as of the date of this Annual Report) over two years, and the Company must incur exploration expenditures totalling US$5,000,000 in stages on or before August 14, 2010 (CDN$58,450 has been incurred as of March 31, 2008). Golden Predator retained a 0.5% NSR royalty in respect of the Rattlesnake Hills Property and the Company retained the right to buy back 0.25% of that NSR royalty for US$375,000. The Rattlesnake Hills Property is subject to a 4% NSR royalty payable to the underlying owners. In addition, Golden Predator retained the right to purchase up to 10% of any Shares offered by the Company during the term of the Rattlesnake Hills Option Agreement, with Golden Predator’s purchase subject to the same terms and conditions as other purchaser participating in the offering.

Pursuant to the Rattlesnake Hills Letter Agreement, Bald Mountain assigned to the Company its rights under the option agreement, dated December 11, 2007, between Golden Predator and Bald Mountain, which underlies the Rattlesnake Hills Option Agreement. In consideration for this assignment, the Company paid Bald Mountain US$200,000 and issued 400,000 Shares to Bald Mountain.

A finder’s fee, by way of 75,000 Shares, was paid in connection with the Company’s acquisition of its interest in the Rattlesnake Hills Property.

Subsequent to entering into the Rattlesnake Hills Option Agreement and the Rattlesnake Hills Letter Agreement, the Company acquired, through staking and filing 35 unpatented claims, resulting in an additional 283 hectares (700 acres), thereby increasing its total Rattlesnake Hills Property land position to approximately 1,618 hectares (4,000 acres).

North Carlin District

On November 28, 2007, the Company entered into an exploration lease and sublease agreement (the “Carlin Agreement”) with Newmont USA Limited, Newmont Mining Corporation (“Newmont”), Newmont Capital Limited, Elko Land and Livestock Company and the U.S. Sub. Pursuant to the Carlin Agreement, Newmont leased to the Company its interest in certain unpatented mining claims and owned fee interests and subleased to the Company its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The Carlin Agreement covers five separate “Project Areas” – Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creeks. The Sheep Creeks Project Area includes approximately 38,000 acres (1,959 claims) that was staked by the Company (the “Battle Mountain Property”) and approximately 10,500 acres of Newmont-held surface and minerals fee land. The Boulder Valley Project Area includes approximately 1,846 acres (94 claims) that was staked by Newmont and approximately 11,000 acres of Newmont-held surface and minerals fee land. The Carlin Project Area includes approximately 1,750 acres ( 92 claims) that was staked by the Company, approximately 3,075 acres (150 claims) that was staked by Newmont, and approximately 6,250 acres of Newmont-held surface and minerals fee land. The Cottonwood Creek Project Area includes approximately 2,135 acres (111 claims) that was staked by Newmont. There are no land holdings for the Susie Creek at this time.

Under the Carlin Agreement, the Company is required to make exploration expenditures within each Project Area, with the exception of Susie Creek, in the aggregate amount of US$3,500,000 over a period of five years for a total of US$14,000,000, with 70% of such expenditures in direct drilling costs and an initial $200,000 expenditure in each Project Area. In the event Newmont or the Company acquires any interest in minerals within the Susie Creek Project Area, the Company is required to incur US$3,500,000 in exploration expenditures over a similar five year period from the acquisition date then determined. As of March 31, 2008, CDN$3,067,430 had been incurred in exploration costs. Beginning on the sixth anniversary of the Carlin Agreement, the Company is required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year.

The Carlin Agreement contains provisions for a 2% NSR on precious metals and 5% gross production royalty on coal, oil, gas and other hydrocarbons and geothermal resources applicable to certain properties. With respect to each Project Area, Newmont retained an option to enter into one or more joint ventures with the Company and earn a 51% interest in the Project Area by expending 200% of the exploration expenditures made by the Company, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by the Company.

Jake Creek Mineral Property

In late December, 2007 the Company acquired by staking approximately 427 claims totalling 8,700 acres several kilometres northwest of the Sheep Creeks mineral property in north-central Nevada.

For more information on the Company’s current properties of interest, please refer to Item 4.B. “Business Overview” and Item 4.D. “Property, Plants and Equipment,” below.

Capital Expenditures

During the year ended March 31, 2008, the Company paid US$10,000 to extend certain terms of the Winnemucca Agreement, US$10,000 in compliance with the terms of the Malone Property Agreement, US$8,000 as part of the interest in the Cottonwood Creek Project Area and US$200,000 together with $19,523 in legal costs were also incurred to acquire the Rattlesnake Hills Option. In addition, the Company incurred $5,398,736 in deferred exploration expenses relating to its various mineral property interests and paid a total of $212,249 for office furnishings and equipment required for new offices for both the Canadian and US operations, and two vehicles and geological equipment used for exploration purposes. With respect to the mineral property interests, $1,285,088 in deferred expenditures have been written down to nil in the year ended March 31, 2008 including the Winnemucca write down of $1,235,889 and the Rye Patch write down of $49,199. These expenditures were all financed from working capital. The Company also issued common shares with a fair value of $400,000 and $2,950,000 with respect to the Winnemucca Option and Rattlesnake Option, respectively.

During the year ended March 31, 2007, the Company paid US$10,000 for advance royalty payments with respect to the Winnemucca Option and US$10,000 in compliance with the terms of the Malone Property Agreement. The Company also issued common shares with a fair value of $184,000 with respect to the Winnemucca Option, incurred $767,588 in deferred exploration expenses relating to its various property options and paid legal costs of $83,939 which were recorded as part of resource property acquisition cost. Reclamation deposits of $18,982 and office furnishings and equipment totalling $23,106 were also acquired during the year.

During the year ended March 31, 2006, the Company paid $35,000 in compliance with the terms of the Voisey Bay Option. The Company also issued common shares with a fair value of $244,000 and paid cash of US$50,000 on account of the Winnemucca Option as well as paying US$10,000 for advance royalty payments payable pursuant to the terms of the Winnemucca Agreement. The Company also incurred $173,466 in geological consulting, staking and recording and field expenses related to its various property options and paid legal costs of $39,596, which were recorded as part of the resource property acquisition cost.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

4.B. Business Overview

Business Strategy and Principal Activities

Since its incorporation, the Company’s principal business has been the acquisition and exploration of natural resource properties, with the goal of placing into production any properties so warranting. Currently, the Company’s focus is on projects in Southwestern United States, particularly Nevada with additional properties located in New Mexico and Wyoming. The Company continues to emphasize the development of properties where management believes there is potential for the discovery of high grade deposits (Figure 1). Currently the Company is exploring ten separate mineral properties, primarily in known, producing gold trends in Nevada including undertaking a drilling program on the Boulder Valley, Sheep Creeks, Malone, Siesta and Fisher Canyon prospects. Please refer to the above descriptions of mineral properties for more detailed explanations of the current and planned exploration of each property. The Company’s primary properties are the Malone Property and the Rattlesnake Hills Property.

Figure 1: Properties Location Map

Malone Property

On April 17, 2006, the Company entered into the Malone Agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in 80 unpatented mineral claims located in Grant County in southwest New Mexico, in exchange for payment of US$20,000 (paid). The Malone Agreement is subject to a 2% NSR royalty. By June, 2007, the Company had completed detailed mapping, surveying and sampling of this property. A diamond drill program was initiated in October 2007 and was completed on January 2, 2008. The diamond drilling totaled 950 meters in 10 holes, to depths of up to 183 meters. All ten holes encountered significant gold and silver mineralization. Better intercepts include 17.6 m grading 0.48 grams per tonne (“gpt”) gold and 41 gpt silver in MAL-04, 5.5 m grading 1.53 gpt gold, and 164 gpt silver in MAL-06, 12.7 m grading 0.58 gpt gold and 57 gpt silver in MAL-07. The Company has incurred deferred exploration costs of $448,548 on the Malone Property during the year ended March 31, 2008, which included $158,713 for drilling, $87,067 for geological consulting, $138,032 for permits, staking and recording, and $64,736 for field and other expenses.

Technical Report - In March 2007, a NI 43-101 Report, prepared by Gerald E. Ray, Ph.D. as the qualified person and dated as at February 20, 2007, on the Malone Property was filed on SEDAR. The NI 43-101 Report was subsequently amended as at May 23, 2007 and filed on SEDAR in June 2007.

The Company plans to continue to conduct a success-contingent exploration program in late calendar 2008 in an effort to detect both high grade veins and lower grade bulk tonnage deposits amenable to open pit mining. Drilling will target areas of newly discovered disseminated gold and silver mineralization encountered during the 2007 drill program and will have an anticipated budget of approximately US$300,000.

Rattlesnake Hills Property

In January 2008, the Company and the U.S. Sub entered into the Rattlesnake Hills Option Agreement with Golden Predator and the Rattlesnake Hills Letter Agreement with Bald Mountain. Pursuant to the Rattlesnake Hills Option Agreement, the U.S. Sub was granted the Rattlesnake Hills Option. In order to exercise the Rattlesnake Hills Option, the Company must issue 3,000,000 Share to Golden Predator (1,000,000 Shares have been issued as of the date of this Annual Report) over two years and the Company must incur exploration expenditures totaling US$5,000,000 in stages on or before August 14, 2010. As at March 31, 2008, $58,450 in geological consulting and field expenses had been incurred with respect to the Rattlesnake Hills Property.

Golden Predator retained a 0.5% NSR royalty in respect of the Rattlesnake Hills Property and the Company retained the right to buy back 0.25% of that NSR royalty for US$375,000. The Rattlesnake Hills Property is subject to a 4% NSR royalty payable to the underlying owners. In addition, Golden Predator retained the right to purchase up to 10% of any Shares offered by the Company during the term of the Rattlesnake Hills Option Agreement, with Golden Predator’s purchase subject to the same terms and conditions as other purchaser participating in the offering.

Pursuant to the Rattlesnake Hills Letter Agreement, Bald Mountain assigned to the Company its rights under the option agreement, dated December 11, 2007, between Golden Predator and Bald Mountain, which underlies the Rattlesnake Hills Option Agreement. In consideration for this assignment, the Company paid Bald Mountain US$200,000 and issued 400,000 Shares to Bald Mountain.

A finder’s fee, by way of 75,000 Shares, was paid in connection with the Company’s acquisition of its interest in the Rattlesnake Hills Property.

Subsequent to entering into the Rattlesnake Hills Option Agreement and the Rattlesnake Hills Letter Agreement, the Company acquired, through staking and filing on 35 unpatented claims, resulting in an additional 283 hectares (700 acres), thereby increasing its total Rattlesnake Hills Property land position to approximately 1,618 hectares (4,000 acres).

Technical Report – In October 2007, a NI 43-101 Report, prepared by Gerald E. Ray, Ph.D. as the qualified person and dated as at October 3, 2007, on the Rattlesnake Hills Property was filed on SEDAR. The NI 43-101 Report was subsequently amended as at December 7, 2007, January 29, 2008 and February 15, 2008, and filed on SEDAR in December 2007, February 2008, and February 2008, respectively.

The Rattlesnake Hills area is host to an alkaline volcanic center comprised of over 40 intrusions and diatremes. Gold mineralization was discovered here in the late 1980’s by American Copper and Nickel Corporation and was subsequently drilled by Newmont Corporation. Gold is closely associated with alkaline volcanic rocks. The Rattlesnake Hills project is the focus of an extensive drill campaign planned by the Company to test three sizeable targets evident on the property. A total of approximately 7,000 m of diamond drilling is planned. Two drills began operating on June 21, 2008 and have currently produced approximately 1,300 m of core with assays expected by September, 2008. It is the Company’s intention to conduct sufficient drilling this season to enable it to formally evaluate historic resources found on the property and results from this first phase of drilling will determine the future level of drilling and other exploration work to be performed.. A budget of approximately US$2,400,000 has been allocated to the property.

Siesta Property

The Company’s interest in the Siesta group is comprised of 702 unpatented mining claims covering 5,870 hectares situated in the Slumbering Hills area of Humboldt County, Nevada. During the year ended March 31, 2008, Evolving conducted systematic geophysical surveys of this claim group, and undertook a concurrent geochemical survey with the objective of defining drill targets. Two reverse circulation drills drilled a total of 34 exploration holes at Siesta between January and May, 2008, testing geophysical anomalies. The holes averaged a depth of 200 meters. Twenty-nine of these holes failed to encounter the favourable rocks known to host gold mineralization in the region. Five holes intersected Miocene age felsic volcanic rocks known to host gold deposits at the adjoining Sleeper and Sandman properties. Clay alteration and minor silicification were present over narrow intervals in these holes. Anomalous gold values ranging from 0.01 -0.25 gpt are associated with these altered zones As at March 31, 2008, the Company had incurred $1,166,046 in deferred exploration expenditures for the fiscal year including drilling of $461,050, geophysical and geological studies of $222,926, staking and recording of $372,741, geological consulting of $44,445 and field and other expenses of $64,884.

The Company intends to review drill data coming in from its recently completed drill program and decide on future plans by late 2008.

Fisher Canyon Property

The Company’s interest in the Fisher Canyon Property consists of 79 unpatented mining claims staked by the Company covering approximately 670 hectares located in the Humboldt Range in north central Nevada. In February, 2008, the Company signed a Letter of Intent with an individual to acquire an undivided 100% interest in and to 12 unpatented mining claims near Fisher Canyon property in exchange for US$8,000 on March 7, 2008 (paid), US$12,000 on March 7, 2009 and US$20,000 on March 7, 2010. The Company will also pay an NSR on production of 3% to the individual and has the exclusive right and option to purchase 50% of the royalty for US$150,000 within three years of the Letter of Intent. During the year ended March 31, 2008 the Company conducted further geochemical and geophysical surveys on this property, completed the initial reconnaissance drilling phase as well as a second reverse circulation drilling program completed in December, 2007. The December drilling program totalled 971 meters in thirteen holes, each ranging from 40 to 137 meters in depth with twelve of the thirteen holes encountering gold values. Mineralized drill intervals ranged up to 25.91 meters grading 0.87 grams per tonne (“gpt”) gold including 7.62 meters grading 1.66 gpt gold from the reverse circulation drilling program.

Once the new results are interpreted the Company plans to carry out a more comprehensive drilling program over a broader area of the Fisher Canyon Property.

For the year ended March 31, 2008 the Company incurred deferred exploration expenditures of $428,893 including $269,759 for drilling, $41,275 for staking and recording and $117,859 for geological consulting, field and other expenses. The Company plans to conduct further exploratory drilling on additional targets on the property in late 2008. A budget of approximately US$400,000 is planned for second phase drilling.

Alpha Butte Property

The Company’s interest in the Alpha Butte Property consists of 62 staked claims covering 450 hectares located 30 km southwest of the town of Winnemucca, Nevada. The Company is currently concentrating its efforts on the Fisher Canyon and Siesta Properties but plans to continue surface mapping and sampling of this property with the objective of defining drill targets over the next year. As at March 31, 2008, deferred exploration expenditures of $91,606 have been incurred including $72,921 of exploration expenditures incurred in the current year primarily for staking.

The Company intends to conduct further prospecting on the property in late 2008.

North Carlin District

On November 28, 2007, the Company entered into the Carlin Agreement with Newmont USA Limited, Newmont, Newmont Capital Limited, Elko Land and Livestock Company and the U.S. Sub. Pursuant to the Carlin Agreement, Newmont leased to the Company its interest in certain unpatented mining claims and owned fee interests and subleased to the Company its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The Carlin Agreement cover five separate “Project Areas” – Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creeks. The Sheep Creeks Project Area includes the Battle Mountain Property (approximately 38,000 acres (1,959 claims) that was staked by the Company) and approximately 10,500 acres of Newmont-held surface and minerals fee land. The Boulder Valley Project Area includes approximately 1,846 acres (94 claims) that was staked by Newmont and approximately 11,000 acres of Newmont-held surface and minerals fee land. The Carlin Project Area includes approximately 1,750 acres ( 92 claims) that was staked by the Company, approximately 3,075 acres (150 claims) that was staked by Newmont, and approximately 6,250 acres of Newmont-held surface and minerals fee land. The Cottonwood Creek Project Area includes approximately 2,135 acres (111 claims) that was staked by Newmont. There are no land holdings for the Susie Creek at this time.

Under the Carlin Agreement, the Company is required to make exploration expenditures within each Project Area, with the exception of Susie Creek, in the aggregate amount of US$3,500,000 over a period of five years for a total of US$14,000,000, with 70% of such expenditures in direct drilling costs and an initial $200,000 expenditure in each Project Area

Beginning on the sixth anniversary of the Carlin Agreement, the Company is required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year. The Carlin Agreement contains provisions for a 2% NSR on precious metals and 5% gross production royalty on coal, oil, gas and other hydrocarbons and geothermal resources applicable to certain properties.

With respect to each Project Area, Newmont retained an option to enter into one or more joint ventures with the Company and earn a 51% interest in the Project Area by expending 200% of the exploration expenditures made by the Company, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by the Company.

Subsequent to entering into the Carlin Agreement, the Company acquired, by staking and filing on, 427 mining claims covering 8,600 acres (the “Jake Creek Project”) between the Carlin and Getchell Gold trends in north-central Nevada.

A total of $62,088 of deferred exploration costs have been incurred for the Carlin and Cottonwood Project Areas, which are in early stages of exploration. The Boulder Valley Project Area had a total of $419,723 in deferred exploration costs incurred on it for the current fiscal year comprised of $349,609 in drilling, and $70,114 in other expenses. During fiscal 2008, $2,585,619 in deferred exploration was incurred with respect to the Sheep Creeks Project Area, comprised of $1,490,517 in drilling, $580,304 in staking and recording, $171,233 in licenses and fees, $126,769 in geological consulting, $117,629 in geophysical and geological studies and $99,167 in field and other expenses.

With respect to the Sheep Creeks Mineral Property (RC-001) was terminated after reaching a depth of 463 meters due to technical problems. Assays from the lower portion of this hole averaged 0.22 gpt gold over approximately 128 m, a non-economic yet geologically significant discovery. This mineralization is associated with elevated levels of the typical pathfinder elements (As, Sb, Hg and Tl) associated with large gold deposits of the region. Because of these results, a diamond drill rig was mobilized to the site on January 7, 2008. An attempt was made (RCC-001) to twin the initial reverse circulation drill hole, but due to technical reasons, failed at about 372 m depth. A second core hole (RCC-002) was attempted approximately 125 meters southwest of the original RC-001 hole and was drilled to about 581 m depth. After completion of RCC-002, a second attempt (RCC-003) was made to twin the original reverse circulation hole, but was terminated (at 399 m) when seasonal flooding from snow melt made the site inaccessible from late March to early June. Upon regaining access to the site, core drilling resumed on June 2, 2008. Three more holes, RCC-004 (788 m deep), RCC-005 (failed at 133 m) and RCC-006 (currently in progress) have been undertaken. Results from the two failed twin holes, RCC-001 and RCC-003, confirm results from the original reverse circulation hole. Beginning at approximately 300 m, gold values are typically 0.1 -0.3 gpt in each hole with one spike of 1 m grading 4.8 gpt gold in RCC-001. Hole RCC-002 encountered numerous 1-50 m intervals grading 0.1 to 1.2 gpt gold beginning at about 280 m to its terminus at 581 m. This hole provides further confirmation that a large mineralized system has been encountered. Assays from the final three hole should be returned by late August, 2008 at which time the project will be evaluated for future work. Additional drilling is expected to test this and other areas on this very large property.

At Boulder Valley, six attempts, both diamond drilling and reverse circulation, were made between January and May 2008, to drill through volcanic overburden to reach favourable sedimentary host rocks at depth. All six holes terminated in badly broken ground above the targeted horizon. An induced polarization survey was undertaken across the property to evaluate depths to bedrock and help guide future drilling. Another attempt to drill is being considered for late calendar 2008. Stratigraphic test holes are planned for the Carlin and Cottonwood Creek properties, where drilling will commence in late July or early August, 2008. Approximately 1500 meters of diamond drilling is planned for each property.

A mercury vapour study is being undertaken at Jake Creek to be completed in mid-August 2008. Upon receiving results from this survey, it will be determined where to drill an anticipated six reverse circulation drill holes targeting buried Carlin-style mineralization. Drill permitting should be completed by September 2008, and drilling should commence in October 2008. $103,825 was incurred during the current fiscal year with respect to the staking of the Jake Creek Project. A budget of approximately $600,000 has been allocated to the project.

Competitive Conditions

The Company competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which the Company competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could have an adverse impact on the Company’s ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Compliance with Government Regulation

The Company is required to obtain work permits from the BLM for any exploration work on its mineral properties that results in a physical disturbance to the land. The Company is not required to obtain a work permit for any phase of our proposed mineral exploration programs that does not involve any physical disturbance to the mineral claims, such as data compilation, field work and geochemical surveys. The Company is required to obtain work permits for all drilling operations that it plans to conduct on its mineral properties. Prior to commencing drilling operations on any of its properties, the Company must submit a “Notice of Intent to Operate” to the BLM and post a bond as security for our obligation to complete reclamation activities. The Company is required by the BLM to undertake remediation work on any work that results in physical disturbance to the mineral claims, including drilling programs. The Company estimates that the cost of remediation work for our drilling programs ranges from approximately US$8,000 to US$150,000 for each drilling program. Presently, the Company has placed approximately US$275,000 in bonds as security to cover costs of all reclamation on US lands. The estimated amount of remediation work is included within the Company’s budgets for its exploration programs. The actual amount of reclamation cost will vary according to the degree of physical disturbance.

The Company has made all current BLM filings for its properties. All claims are in good standing until August 31, 2008. Applicable county fees have also been paid.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian and U.S. Federal, Provincial and State governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. As the Company is in the exploration stage, the Company has incurred no material costs related to compliance or permits, and anticipates no material costs in the next year.

4.C. Organizational Structure

The Company has one active wholly-owned subsidiary, Evolving Gold Corp., which was incorporated pursuant to the laws of the State of Nevada.

4.D. Property, Plant and Equipment

Office Space

The Company subleases its office space pursuant to the terms of a written lease agreement at 725 – 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. The lease expires in April 30, 2012 and calls for monthly payments of $4,394 plus an applicable portion of operating costs. Operating costs are subject to change but are currently $3,217 per month. During the current year, the U.S. Sub also signed an office lease agreement for premises at 201 – 500 Coffman Street, Longmont, Colorado, USA 80501, which calls for monthly payments of US$2,500 per month expiring on June 30, 2009.

The following provides a description of our material mineral properties:

The Malone Property

On April 17, 2006, the Company entered into the Malone Agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Grant County in southwest New Mexico in exchange for payment of US$20,000 (paid). The agreement is subject to a royalty of 2% of net smelter returns. The following geological and technical information contained in this section regarding the Malone Property has been extracted with permission from the technical report dated February 20, 2007 (later amended as at May 23, 2007), entitled “Geological Report on the Malone Property”, prepared at the Company’s request by Gerald E. Ray, Ph.D. in conformance with National Instrument 43-101 (the “Malone Report”). Dr. Ray does not have any relationship with the Company other than his engagement to prepare the Malone Report and the Rattlesnake Hills Report, discussed below. A copy of the Malone Report is available for viewing as part of the Company’s public filings at www.SEDAR.com.

Mineral Claims and Location

The Malone property in south-west New Mexico (Figure 2) is wholly owned by the Company’s subsidiary. It consists of 80 MAL claims that were staked in the February 2005. The claims cover a partial rectangular area that is approximately 4 km long north to south and 1.7 km wide east to west.

The property lies in Grant County of New Mexico (Figure 2) in Sections 17-20, and 29 and 30, in T20S and R16W. It is situated approximately 17 miles northeast of Lordsburg township, New Mexico, and is easily accessible from State Highway No. 90 which connects Lordsburg and Silver City. At UTM 731915-3597835, approximately 17 miles from Lordsburg, access is made by turning north-north-west onto the Mill Canyon Road (dirt road No. 859). A drive of approximately 3 miles reaches the southern claim boundary.

Figure 2: Location of the Malone claim block in SW New Mexico

Access, Climate and Infrastructure

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

Present Condition and Current State of Exploration

During 2005, the Company undertook property-scale geological mapping and geochemical sampling of the Malone Property. Subsequently, Dr. G. E. Ray was contracted to prepare an NI 43-101 compliant report, including a recommended program for follow-up exploration. Diamond drilling was commenced on the Malone Property in

October 2007 and completed in January 2008. Assay results from drill samples collected during the program were obtained in March 2008. For the results of the program, please refer to the news release dated March 4, 2008 that is attached as Exhibit 99.5 to the Company’s Form 6-K for July 2008, which was filed with the SEC and can be viewed at www.sec.gov.

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

The Rattlesnake Hills Property

In January 2008, the Company and the U.S. Sub entered into the Rattlesnake Hills Option Agreement with Golden Predator and the Rattlesnake Hills Letter Agreement with Bald Mountain.

Pursuant to the Rattlesnake Hills Option Agreement, the U.S. Sub was granted the Rattlesnake Hills Option. The Rattlesnake Hills Property is located in Natrona County, Wyoming, which is approximately 70 kilometres west of the city of Casper, Wyoming. In order to exercise the Rattlesnake Hills Option, the Company must issue Shares to Golden Predator as follows: 1,000,000 Shares upon Closing (issued); 1,000,000 Shares upon the one year anniversary of Closing; and 1,000,000 Shares upon the two year anniversary of Closing.

In addition, in order to exercise the Rattlesnake Hills Option, the Company must incur exploration expenditures totalling US$5,000,000 as follows: a total of US$1,000,000 on or before August 14, 2008, the commitment of which is unconditional (approximately US$58,000 has been incurred as of March 31, 2008); a total of US$2,000,000 on or before August 14, 2009; and a total of US$5,000,000 on or before August 14, 2010.

Golden Predator retained a 0.5% NSR royalty in respect of the Rattlesnake Hills Property and the Company retained the right to buy back 0.25% of that NSR royalty for US$375,000. The Rattlesnake Hills Property is subject to a 4% NSR royalty payable to the underlying owners. In addition, Golden Predator retained the right to purchase up to 10% of any Shares offered by the Company during the term of the Rattlesnake Hills Option Agreement, with Golden Predator’s purchase subject to the same terms and conditions as other purchaser participating in the offering.

Pursuant to the Rattlesnake Hills Letter Agreement, Bald Mountain assigned to the Company its rights under the option agreement, dated December 11, 2007, between Golden Predator and Bald Mountain, which underlies the Rattlesnake Hills Option Agreement. In consideration for this assignment, the Company paid Bald Mountain US$200,000 and issued 400,000 Shares to Bald Mountain.

A finder’s fee, by way of 75,000 Shares, was paid in connection with the Company’s acquisition of its interest in the Rattlesnake Hills Property.

The geological and technical information contained in this section regarding the Rattlesnake Hills Property has been extracted with permission from the technical report dated October 3, 2007 (later amended as at December 7, 2007, January 29, 2008 and February 15, 2008), entitled “The Geology and Gold Mineralization at the Rattlesnake Hills Property”, prepared at the Company’s request by Gerald E. Ray, Ph.D. in conformance with National Instrument 43-101 (the “Rattlesnake Hills Report”). Dr. Ray does not have any relationship with the Company other than his engagement to prepare the Malone Report and the Rattlesnake Hills Report. A copy of the Rattlesnake Hills Report is available for viewing as part of the Company’s public filings at www.SEDAR.com.

Mineral Claims and Location

The Rattlesnake Hills Property consists of 30 unpatented lode claims that were staked between 1985 and 1987, 97 unpatented lode claims that were staked in 2006, and approximately 276 hectares of Wyoming State lease lands. The Rattlesnake Hills Property covers an area approximately 6 km long N-S and 1.6 to 3.0 km wide E-W.

The Rattlesnake Hills Property lies in Natrona County, Wyoming (Figure 3) in Sections 13, 14, 15, 23, 24, 25, 26 and 36, T32N, R88W, and Sections 18, 19, 30 and 21, T32N and R87W. It is situated approximately 47 miles (77 km) WSW of Casper, Wyoming and is easily accessible from WY State Highway 220. Approximately 48 miles west of Casper, access is made by turning north onto the Rattlesnake Hills Road. A drive of approximately 16 miles reaches the turnoff into the property in Section 36, T32N, R88W.

Figure 3: Location of the Rattlesnake Hills Property, Natorna County Wyoming.

Climate and Infrastructure

The Rattlesnake Hills Property lies in a low range of NW-SE-trending hills – the Rattlesnake Hills – characterized by moderately rolling topography between elevations of 6,700 and 7,800 feet. The claims lie in an arid part of Wyoming which generally has a low annual precipitation of less than 30 cm per year. Summers are dry with temperatures often exceeding 25 degrees Celsius. Winters are variable with light snowfalls up to 1 metre in total and daytime temperatures of -20 to 10 degrees Celsius.

The dominant trend of the steeply northerly dipping metamorphic foliation and structures in the Archean basement is NW-SE to WNW-ESE. This basement trend is transected by younger NE-SW to northerly-striking, steeply-dipping faults that apparently controlled the distribution and orientation of some Eocene alkaline plugs and dikes. Thus, areas where these two sets of major structures intersect are regarded as favorable places for exploration.

Also present are several sub-circular, moderately inclined fractures that appear to circle some of the alkalic plugs and diatreme breccia pipes. These may represent either ring fractures related to the intrusion of the stocks or be related to post-eruption slumping. These curvilinear features are economically important as they have controlled some of the potassic feldspar alteration and Au mineralization.

History and Previous Work

Evidence of early work includes 20 to 30 shallow prospect pits and two 10 to 20 foot-long shafts that are remnants of prospecting activities in the early 1900’s. Dr. Ray is not aware of any historical base or precious metal production from the property.

In the 1970’s the America Copper and Nickel Company (“ACNC”) visited the property following reports by Pekarek (1974; 1978) that the Archean schists contained iron formations and some Cu-Au mineralization. ACNC’s reconnaissance work identified 2.3 ppm (0.067 opt) and 3.8 ppm (0.111 opt) Au mineralization in surface geochemical samples. Evidently, additional work by ACNC was cut short when they found that Frontier Energy had already staked claims in the area.

In the early 1980’s ACNC was apparently the first company to conduct a widespread exploration effort on the property. Geologic mapping, surface geochemistry, and geophysical surveys were completed in 1983 and 1984. ACNC negotiated a lease agreement with Frontier Energy and staked additional claims in the area in 1985. They continued exploration through 1987 by completing more geologic mapping, as well as some surface geochemical sampling and geophysical surveys. This was accompanied by test drill programs in 1985, 1986 and 1987, and a total of 9,815 feet in 32 reverse circulation drill holes were completed (MacLeod, 2003). Of this, 5,898 feet of drilling was completed in 22 of the holes drilled to test Au mineralization in a rock unit described as a “siliceous exhalite horizon” or “oxide-facies ferruginous chert”, along more than 5,000 feet of strike. This Archean horizon is located in the southern portion of the property and was referred to by ACNC as the “Main Zone East and West”. The remaining 3,917 feet of drilling involved 10 holes located in the area referred to as the “Northern Zone” by ACNC and “Antelope Basin” in reports written later by Newmont Exploration. Drilling in this area tested Au mineralization in and around a small Tertiary monzonite plug.

Canyon Resources (“CR”) acquired the property in 1992. They did additional geologic mapping and surface rock chip sampling; the results of this work are currently unavailable. CR then entered into a joint venture agreement with Newmont Exploration Ltd. (“NEL”) in 1993.

Between 1993 and 1995, NEL completed extensive geologic mapping, soil, road cut and trench geochemical sampling, as well as some geophysical surveying and drilling. The geophysical surveys included VLF, total field magnetics and ground radiometrics (Th and K) although very little of this data is apparently available. Reconnaissance geochemical sampling identified the “North Stock” and the “Eureka Peak” areas as targets that had not been previously drill tested. In 1994 and 1995 NEL drilled both targets (MacLeod, 2003), focusing particularly on the North Stock area. Only 400 feet of drilling in one hole (R95-RS-15) was completed in the Eureka Peak area. NEL’s report by Norby et. al. (1995) notes that the Eureka Peak area was a “geologic target” that lacked any anomalous gold values in the surface samples. Also, no Au mineralization was intersected by drilling at Eureka Peaks.

In the North Stock area, 10,705 feet of core and reverse circulation drilling in 14 holes was undertaken. Of this, 1,365 feet of core drilling was completed in their first two holes (RS-1 and RS-2) and 9,340 feet of reverse circulation drilling was done in the remaining 12 holes. In addition, NEL constructed seven trenches across the “North Stock trend”, two trenches in the Antelope Basin (which was ACNC’s “Northern Zone”). The company also sampled eleven road cuts along North Stock drill access roads. At the end of 1995, NEL terminated the joint venture agreement with Canyon, and at the end of 1997, CR released their interests in the property.

In June of 2003, Bald Mountain leased 30 unpatented lode-mining claims from David Miller and Dick Fruchey of Riverton, Wyoming. At that time “hard copies” of the ACNC and Newmont data were provided to Bald Mountain, along with two data tapes. Because the data tapes had been damaged, they were given to a Rapid City SD computer company so the electronic files could be “stripped” from the tapes and transferred to CD. The tapes contained AutoCAD drawings, prepared by Newmont, of the surface geology and topography, but none of the drill hole data (surveys, assays and locations) was in electronic format. All that data has subsequently been input as electronic digital data and has been stored as MS Excel and Minesight files.

In 2003, all the available geologic, geochemical, geophysical and drill data gathered by ACNC and NEL was provided to Bald Mountain.

Property Geology

Precambrian-Archean basement rocks, with some Eocene intrusive and lesser extrusive units of the Rattlesnake Hills Alkaline Complex (43-44 Ma; million year old), are the dominant rock units on the property. The latter, which will be the main focus of future Au exploration, comprise >15 Eocene plugs, domes and small stocks, including some subcircular to oval shaped intrusions that exceed 500 meters in diameter. The most economically important of these known to date are often surrounded by, or spatially adjacent to, diatreme breccias. In the central part of the property is the “South Stock” (Figure 3), a 400 by 700 meter wide plug of nepheline trachyte, and the nearby “Antelope Basin” where drilling has also outlined Au mineralization. Further north is the “Northeast Stock”, a 700 to 800 meter diameter central phonolite plug with its surrounding breccia apron, and the “North Stock” where drilling has outlined significant Au mineralization in its southern peripheral breccia halo.

Both monolithic and heterolithic Eocene breccias are present, with the latter containing angular to sub-rounded fragments of Precambrian schists and the contemporary Eocene alkalic intrusives. The high-level intrusive activity was accompanied by the formation of explosive diatreme pipes and the local eruption of tuffs and surge deposits, which locally blanket parts of the Archean basement.

Mineralization

The following two types of Au mineralization occur on the Rattlesnake Hills claims:

Type 1: Gold hosted by Fe-rich chert horizons in the Archean basement, which is currently considered to have a low economic potential, and

Type 2: Disseminated, micron-size Au mineralization related to, and largely hosted by the Eocene-age Rattlesnake Hills Alkalic Complex, particularly the diatreme breccias. This type has a very high economic potential and will be the focus of exploration efforts by Evolving Gold Corp.

The Type 2 mineralization is strikingly similar to that present at the world class Cripple Creek Au camp in Colorado. On the Rattlesnake Hills Property, previous drilling (mainly RC and with two core holes) cut substantial lengths of mineralization close to the margins of two Tertiary intrusive bodies, located in the Antelope Basin and at the North Stock. Significant intersections include:

  Hole D94-RS-2. Between 480-530 feet averaged 0.068 opt Au

  Hole D94-RS-2. Between 545-625 feet averaged 0.074 opt Au

  Hole D94-RS-2. Between 645-670 feet averaged 0.120 opt Au

  Hole R94-RS-3. Between 320-345 feet averaged 0.081 opt Au

  Hole R94-RS-5. Between 375-405 feet averaged 0.053 opt Au

  Hole R94-RS-6. Between 680-745 feet averaged 0.060 opt Au

Assays suggest the Eocene Au mineralization occurs in two styles. The most extensive occurs primarily in wide zones of low-grade, very fine-grained gold ± arsenopyrite and pyrite. The other style appears to occur as narrow (< 1 meter) zones of higher grade Au that is probably controlled by fractures in the breccias and adjacent schists. The micronsize native gold is enclosed or spatially associated with pyrite and arsenopyrite. Both types of mineralization are associated with weak pyrite alteration and pervasive fine grained adularia K-feldspar. The higher grade mineralization appears to correlate with As, and it is likely that tellurides are present. The Ag content is relatively low with Au:Ag ratios around 1:1. Other gangue minerals are quartz and carbonate, including white calcite and brown ferro-dolomite. Also present are clay, minor sericite, gypsum and trace alunite.

Planned Work Program by the Company

It is recommended that during the 2008 season the Company do the following exploration work on the Rattlesnake Hills Property:

1.	Complete drill road and drill pad construction after required permits are granted.

2.	Complete some grid-based soil sampling over target areas.

3.	Drill selected Eocene Au targets using core diamond drill equipment.

Fourteen holes are currently planned totaling 7,000 meters in length. During the 2008 season it is planned to spend approximately US$2,400,000 on the exploration program.

Present Condition and Current State of Exploration

The Company commenced Phase One of the drill program on the Rattlesnake Hills Property in June 2008. The purpose of the drill program is to expand the gold mineralization indicated by previous drilling on the Rattlesnake Hills Property.

Phase One drilling will focus on the North Stock diatreme breccia which measures approximately 700 metres in diameter as well as the 900 metres long and 400 metres wide Antelope graben extending southward from the diatreme. The Company expects that at least one hole will test the 500 metres diameter South Stock alkaline intrusion at the southern terminus of Antelope Graben. The Company will drill fans of holes at the North Stock diatreme breccia from an array of pads on approximate 125 metres centers to a vertical depth of 500 metres.

The Company has identified a second diatreme with a diameter of 900 metres immediately northeast of the known, North Stock diatreme. The second diatreme displays similar alteration to the North Stock diatreme and covers a mapped footprint of alteration encompassing at least 1.5 square kilometres.

Subsequent to entering into the Rattlesnake Hills Option Agreement and the Rattlesnake Hills Letter Agreement, the Company acquired, through staking and filing on, 35 unpatented claims, resulting in an additional 283 hectares (700 acres), thereby increasing its total Rattlesnake Hills Property land position to approximately 1,618 hectares (4,000 acres).

The following provides information regarding our other mineral properties:

The Siesta Property

The Company’s interest in the Siesta Property is comprised of 702 unpatented mining claims covering 5,870 hectares in the Slumbering Hills area of Humboldt County. In June 2007, the Company signed contracts with Zonge Geosciences, Inc. and Magee Geophysics, Inc. to undertake a systematic geophysical survey of this claim group which was completed in September 2007. In January 2008, reverse circulation drilling commenced on the Siesta Property testing 34 geophysical targets in the largely sand-covered property. A total of 34 holes, each approximately 200-250 meters deep were drilled between January and May, 2008. A review of incoming results is underway.

The Company is not aware of any previous operators on this property. This property is located 25 miles northwest of the Winnemucca property and is and can be accessed by vehicles 11 months of the year.

The Alpha Butte Property

With respect to its interest in Alpha Butte, Evolving has staked 279 claims covering approximately 2,200 hectares. The Company intends to perform surface mapping and sampling with the objective of defining drill targets over the next several months. There is evidence on this property of drilling within the past 40 years, however, the area has not experienced exploration in recent times. The Company is not aware of the results of any previous operators on this property. This property is located 15 miles west of the Winnemucca Property and can be accessed by vehicles 12 months of the year.

The Fisher Canyon Property

At Fisher Canyon, prospective gold-bearing sedimentary rocks have recently been found over a broad area. The geology of these rocks displays striking similarities to other such deposits throughout the state. Two of the main showings on the property show no evidence of past drilling. The Company is not aware of any previous operators on this property. The Company staked 79 unpatented lode mining claims in late-March, 2007 covering about 670 acres of BLM maintained land with federal minerals. This property is located 20 miles East of Lovelock and can be accessed by vehicles 12 months of the year.

In February, 2008, the Company signed a Letter of Intent with an individual to acquire an undivided 100% interest in and to 12 unpatented mining claims near Fisher Canyon property in exchange for US$8,000 on March 7, 2008 (paid), US$12,000 on March 7, 2009 and US$20,000 on March 7, 2010. The Company will also pay an NSR on production of 3% to the individual and has the exclusive right and option to purchase 50% of the royalty for US$150,000 within three years of the Letter of Intent.

The Company conducted a reverse circulation drilling program in December 2007, with drilling performed by Diversified Drilling of Missoula, Montana. The purpose of the drilling was to test a gold-silver-mineralized calcareous shale horizon that was discovered out at surface on the Fisher Canyon Property. In February 2008, the Company obtained the drilling program’s assay results from the ALS Chemex laboratory in Elko, Nevada. For the results of the program, please refer to news release dated February 1, 2008 that is attached as Exhibit 99.1 to the Company’s Form 6-K for July 2008, which was filed with the SEC and can be viewed at www.sec.gov.

The North Carlin District Properties

On November 28, 2007, the Company entered into the Carlin Agreement with Newmont USA Limited, Newmont, Newmont Capital Limited, Elko Land and Livestock Company and the U.S. Sub. Pursuant to the Carlin Agreement, Newmont leased to the Company its interest in certain unpatented mining claims and owned fee interests and has subleased to the Company its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The Carlin Agreement covers five separate “Project Areas” – Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creeks. The Sheep Creeks Project Area includes approximately 38,000 acres (1,959 claims) that was staked by the Company (the “Battle Mountain Property”) and approximately 10,500 acres of Newmont-held surface and minerals fee land. The Boulder Valley Project Area includes approximately 1,846 acres (94 claims) that was staked by Newmont and approximately 11,000 acres of Newmont-held surface and minerals fee land. The Carlin Project Area includes approximately 1,750 acres ( 92 claims) that was staked by the Company, approximately 3,075 acres (150 claims) that was staked by Newmont, and approximately 6,250 acres of Newmont-held surface and minerals fee land. The Cottonwood Creek Project Area includes approximately 2,135 acres (111 claims) that was staked by Newmont. There are no land holdings for the Susie Creek at this time.

Under the Carlin Agreement, the Company is required to make exploration expenditures within each Project Area, with the exception of Susie Creek, in the aggregate amount of US$3,500,000 over a period of five years for a total of US$14,000,000, with 70% of such expenditures in direct drilling costs and an initial $200,000 expenditure in each Project Area. A total of $62,088 of deferred exploration costs have been incurred for the Carlin and Cottonwood Project Areas, which are in early stages of exploration. The Boulder Valley Project Area had a total of $419,723 in deferred exploration costs incurred on it for the current fiscal year comprised of $349,609 in drilling, and $70,114 in other expenses. During fiscal 2008 $2,585,619 in deferred exploration was incurred with respect to the Sheep Creeks Project Area, comprised of $1,490,517 in drilling, $580,304 in staking and recording, $171,233 in licenses and fees, $126,769 in geological consulting, $117,629 in geophysical and geological studies and $99,167 in field and other expenses.

Beginning on the sixth anniversary of the Carlin Agreement, the Company is required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year.

The Carlin Agreement contains provisions for a 2% NSR on precious metals and 5% gross production royalty on coal, oil, gas and other hydrocarbons and geothermal resources applicable to certain properties.

With respect to each Project Area, Newmont retained an option to enter into one or more joint ventures with the Company and earn a 51% interest in the Project Area by expending 200% of the exploration expenditures made by the Company, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by the Company.

Subsequent to entering into the Carlin Agreement, the Company acquired, by staking and filing on, the Jake Creek Project – 427 mining claims covering 8,700 acres between the Carlin and Getchell Gold trends in north-central Nevada.

Carlin

The Carlin Project Area comprises approximately 5,300 acres of Newmont-held surface and minerals and 2,200 acres of Newmont-held lode claims on BLM-lands lying between the Gold Quarry and Rain mines of the Carlin Trend.

Cottonwood Creek

The Cottonwood Creek Project Area comprises 1,800 acres of Newmont-held lode claims on BLM-lands lying approximately 3 miles northeast of the Gold Quarry mine.

Susie Creek

The Susie Creek Project Area comprises nil acres of Newmont-held lands and nil acres of Company-held lands. It lies approximately eight miles east of the Gold Quarry mine In the event either Newmont or the Company acquires land within the defined project area, the Susie Creek Project becomes subject to the Carlin Agreement.

Boulder Valley

The Boulder Valley Project Area comprises approximately 10,700 acres of Newmont-held surface and mineral rights and 1,600 acres of Newmont-held lode claims on BLM-lands covering a series of low, rolling hills approximately two miles west of the Genesis-Blue Star and Post-Betze mines of the northern Carlin Trend.

Following several attempts to drill through cover rocks during the first half of 2008, a series of induced polarization survey lines were undertaken to re-evaluate depth to favourable rocks. A review of this data is currently underway and will guide a future attempt to drill through cover in late 2008.

Sheep Creeks

The Sheep Creeks Project Area includes the Battle Mountain Property, which consists of approximately 38,000 acres (1,959 claims) that was staked by the Company, and approximately 10,500 acres of Newmont-held surface and minerals.

For years, exploration geologists have debated the relationship between the prolific north-northwest trending Carlin Trend, host to over 100 million oz Au (Gold) and the northeast-trending Getchell Trend, host to over 30 million oz Au. The region lying at their projected intersection is largely covered with volcanic rocks thought by many geologists to be thick and prohibitive to exploration.

A new geologic model proposed by the Company based on geophysical data and recognition of certain styles of faulting suggests that much of this area is actually shallowly buried and that the same rocks that host ore on the Carlin and Getchell trends are perhaps nearly outcropping in places under a veneer of cover.

This model suggests that there may be about as much ground that is shallowly buried as is presently exposed along these trends, a discovery that would quickly revolutionize exploration in what is considered a well-hit area. This is the “next generation” of gold target, and the time is right to take the leap and test what could become an entirely new play.

The Company commenced a drill program on the Sheep Creeks Project in November 2007. A total of 11 holes were planned, comprising approximately 15,000 metres of reverse circulation drilling in total. One reverse circulation and two diamond drill holes have been drilled. For a report on the drill program please refer to the news releases dated February 28, 2008 and March 4, 2008 that are attached as Exhibits 99.4 and 99.5, respectively, to the Company’s Form 6-K for July 2008, which was filed with the SEC and can be viewed at www.sec.gov.

Jake Creek

The Jake Creek Project Area consists of 352 claims totalling 7272 acres, and is situated approximately 11 kilometres southeast of the Twin Creeks and Turquoise Ridge deposits, which comprise part of the linear trend of gold deposits known as the Getchell Trend.

Additional Technical Information

The Company has filed at www.sedar.com, NI 43-101 Reports for the Malone Property and for the Rattlesnake Hills Property, which are available free of charge to investors seeking additional information of a technical nature.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended March 31, 2008, 2007, and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto and the section of this Annual Report entitled “Information on the Company.”

Over the next 12 months, the Company plans to continue with the exploration of its properties and proceed with the recommended work programs outlined in its technical reports.

The Company’s financial statements have been prepared in accordance with Canadian GAAP. For an explanation of the material differences between Canadian GAAP and US GAAP please refer to Note 13 in the Consolidated Financial Statements provided herein.

5.A. Results of Operations

Year ended March 31, 2008 compared to year ended March 31, 2007

During the year ended March 31, 2008, the Company reported a net loss of $8,742,364 ($0.21 loss per share) compared to a loss of $831,278 ($0.07 loss per share) and a loss of $590,779 ($0.07 loss per share) reported for the years ended March 31, 2007 and March 31, 2006, respectively, due to significant increases in all expense categories. Other than interest received from term deposits during the current year, the Company did not generate any significant revenue during either reporting period.

The increased expenditure level evidenced for the year ended March 31, 2008 is a result of Management’s efforts to focus on the acquisition and development of prospective mineral properties. Management’s efforts have resulted in seven new mineral properties being acquired in the year ended March 31, 2008. In addition, working capital was raised from private placements during fiscal 2008 to fund a significant portion of the Company’s ongoing exploration program. In order to accomplish this objective, the Company’s expenses for the 2008 fiscal year increased as follows:

  accounting and audit of $100,320 (2007 - $46,630, 2006 - $47,852) reflects both the increased level of activity, filing requirements, recorded transactions as well as 2007 fiscal year audit costs recorded in 2008, as they were higher than anticipated;

  consulting fees of $211,821 (2007- $90,600, 2006 - $51,605) which reflects efforts to improve the corporate website, enhance investor liaison services and access for European investors, and attend tradeshows and industry conferences;

  directors fees of $10,000 (2007 and 2006 –Nil)’

  legal of $231,623 (2007 – $91,469, 2006 - $55,715) reflecting TSX-V trading application costs as well as a marked increase in operations and legal agreements;

  management fees of $673,436 (2007 – $145,059, 2006 - $7,279) reflects additional services provided as the Company pursued its application to list on the TSX-V, as well as costs associated with the Company’s efforts to build a strong management team of highly experienced geo-science and financial professionals, although these costs were only incurred commencing late in the 2007 year. Fiscal 2008 reflects a full year of these same costs compared to the part year included in 2007 results and includes a management bonus declared in 2008;

  office and miscellaneous of $168,944 (2007 - $35,897, 2006 - $13,713), which reflects the August 2007 opening of an office for the US subsidiary acquired in March 2007, and the hiring of personnel for the both the US and Canadian offices;

  promotion and advertising of $706,417 (2007 - $75,448, 2006 - $88,667), which now includes fees paid to investor liaison specialists, subscriptions to stock market publications and costs associated with industry tradeshows and conferences;

  property investigation costs of $96,313 (2007 and 2006 – Nil) relating to costs to investigate potential properties that were not pursued;

  rent and administration fees $86,035 (2007 - $34,250, 2006 - $15,007) is a result of the Company’s move to new premises in the current fiscal year and the opening of the US office;

  salaries and employee benefits of $99,352 (2007 and 2006 – Nil) reflects the change to employee status of two office personnel and the provision of health coverage benefits to employees;

  stock-based compensation of $4,841,924 (2007 - $136,675, 2006 - $224,925) representing a non-cash charge incurred in connection with the granting of stock options, calculated using the Black –Scholes option valuation model. Both the number of options granted and the call price used in option valuations increased in fiscal 2008, the call price increase due primarily to share trading prices;

  transfer agent and filing fees of $168,703 (2007 - $33,009, 2006 - $19,535) that reflect fees paid to the TSX-V, which have increased in correlation with the increase in required approvals, listing and changes to the Company’s stock option plan;

  travel of $155,184 (2007 – $18,170, 2006 – $20,806) incurred primarily for Company personnel to visit mineral properties and attend industry tradeshows and conferences.

  write down of mineral exploration expenditures of $1,285,088 (2007 - $120,290, 2006 - $44,038) relating to exploration expenditures incurred with respect to the Company’s interest in the Winnemucca and Rye Patch mineral properties;

  foreign exchange translation loss, a new item in fiscal 2008, arises from the translation of the U.S. Sub’s financial statements into Canadian dollars; and

  interest revenue of $157,851 arising from the influx of capital provided by the exercise of warrants and options and private placements undertaken during the fiscal 2008 year.

Year ended March 31, 2007 compared to year ended March 31, 2006

During the year ended March 31, 2007, the Company reported a net loss of $831,278 ($0.07 loss per share) compared to a loss of $590,779 reported for the fiscal year ended March 31, 2006. The Company did not generate any revenue during either of the reporting periods. The net loss for 2007 was primarily due to stock-based compensation and a write-down of exploration expenditures . Stock-based compensation of $136,675 was recorded for the year ended March 31, 2007 versus $224,925 for the 2006 fiscal year. The Company recorded a write-down of mineral property exploration expenditures amounting to $120,290 for 2007 and $44,038 for the year ended March 31, 2006. Major expense items in 2007 also included management fees of $145,059, consulting of $90,600, and legal of $91,469 which all increased over the 2006 fiscal year as a direct reflection of the increase in activity related to property option, private placement and stock option and other agreements prepared or amended during the year.

5.B. Liquidity and Capital Resources

Source of Funds

Total assets as at March 31, 2008 of $34,216,744 dramatically increased commensurate with cash and shares issued for the acquisition of, and deferred exploration costs incurred for, the various mineral property interests. In addition, capital derived from several private placements of shares, the exercise of options and conversion of warrants has increased the balance of assets offset by amounts required for administrative purposes. The 2007 fiscal year working capital deficiency reflects the receipt of $610,201 (net of share issue expense) from a private placement, the exercise of warrants and share subscriptions received, offset by working capital required for administrative costs, deferred exploration expenses and property option payments. Working capital increased at March 31, 2008 reflecting a positive balance of $24,391,360. This was the result of $32,987,401 received from private placements, the exercise of options and the conversion of warrants during the fiscal 2008 year offset by increases in cash used in deferred exploration and acquisition costs as well as administrative expenses.

The Company’s aggregate operating, investing and financing activities for the year ended March 31, 2008 resulted in a cash increase of $24,893,385. As at March 31, 2008, the Company’s cash and cash equivalents balance was recorded as $24,959,327 and the Company had working capital of $24,391,360. The Company has not as yet put into commercial production any of its mineral properties and as such has no operating revenues. The Company has funded its operations primarily from the sale of Shares. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects. The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company

Fiscal Year Ended March 31, 2008

In order to maintain the Malone Agreement and the Rattlesnake Hills Option Agreement in good standing the Company must incur exploration expenditures of at least $14,000,000 on or before November 28, 2012 and $5,000,000 on or before August 14, 2010, respectively. In addition the Company has the following commitments:

  The Company has signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees totalling $25,000. These employment agreements have a term of two years and expire on January 31, 2009.

  The Company signed an office lease expiring April 30, 2012 that requires monthly payments of $4,394 plus an applicable portion of operating costs. Operating costs are subject to change but are currently $3,217 per month. The total estimated annual commitment over the term of the lease, based on the current amount of operating costs is $91,329.

Effective April 1, 2008, the Company has signed a two-year employment agreement with the president of the Company whereby the Company will pay fixed monthly management fees of USD$12,000.

Effective April 21, 2008 the Company negotiated a two-year consulting agreement to pay $6,500 per month for corporate communications services.

In April 2008, the company signed a Letter of Intent with a certain vendor (the “Vendor”) regarding exclusive lease and sublease of Excelsior Springs Property in Esmeralda County, Nevada. The Vendor controls that certain property through assignment from a third party. Under this binding Letter of Intent, the Company shall:

o	assume all rights and obligations under the original lease between the Vendor and the third party;

o	pay claim maintenance fees and filings to maintain the unpatented claims;

o	pay to the Vendor a 2% NSR on production subject to recoupment of advance royalty payments made by the Company; and

o	pay to the Vendor the following advance royalty payments:

US$25,000 upon signing (paid);

US$30,000 on first anniversary;

US$35,000 on second anniversary;

US$40,000 on third anniversary; and

US$40,000 on each anniversary thereafter so long as the Letter of Intent remains in effect.

The primary term of the Letter of Intent shall be five years and so long thereafter as exploration, development or mining is being conducted on the property.

Effective June 1, 2008, the U.S. Sub signed an office lease agreement expiring June 30, 2009, which replaces the original lease agreement signed on August 1, 2007. The agreement calls for monthly payments of USD$ 2,500.

Effective June 5, 2008, the Company signed a one-year employment agreement with the Chief Financial Officer of the Company, whereby the Company will pay fixed monthly fees of $13,333. In addition, the Company granted 250,000 share purchase options at an exercise price of $0.75, expiring June 5, 2013, which will vest as to one-third (1/3) at the end of the three month probationary period, 1/3 90 days after the end of the probationary period, and 1/3 180 days after the end of the probationary period.

Recent Financings

In April 2007, the Company completed a non-brokered private placement of 2,350,000 units at $0.25 per unit resulting in proceeds of $587,500. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 19, 2009. Finder’s fees for the April 2007 private placement were paid by the issue of 55,000 units with a fair value of $24,639 consisting of $13,750 for the shares and $10,889 for the warrants.

Also in April, 2007, the Company completed a brokered private placement of 12,053,000 units at $0.25 per unit resulting in net proceeds of $2,931,291. The agent for this private placement elected to receive their commission of 8% of gross proceeds in cash of $36,560 together with 818,000 units. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 26, 2009. The agent also received 1,205,300 compensation options which entitle the agent to purchase that number of units at $0.30 per unit for two years.

In July 2007, the Company completed a private placement of 14,050,000 units at $0.40 per unit for proceeds of $5,620,000. Each unit consisted of one share and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional share at a price of $0.60 per share until July 25, 2009. Finder’s fees for the private placement were paid in lieu of cash by the issue of 689,500 units with a fair value of $364,877, consisting of $275,800 for the shares and $89,077 for the warrants. The Company also paid additional finder’s fees by paying $211,300 in cash and by issuing 816,375 compensation options exercisable at $0.65 per share which will expire on July 25, 2009.

In February 2008, the Company completed a non-brokered private placement of 2,000,000 units at $1.00 per unit for proceeds of $2,000,000. Each unit consisted of one share and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional share at a price of $1.50 per share until February 27, 2010. Finder’s fees for the non-brokered private placement were paid in lieu of cash by the issue of 62,790 shares with a fair market value of $62,790. The Company also issued 109,760 compensation options in connection with this non-brokered private placement exercisable at $1.25 per share which will expire on February 27, 2010.

Also in February 2008, the Company completed a brokered private placement of 18,000,000 units at $1.00 per unit for proceeds of $18,000,000, each unit being identical to those issued under terms of the February 2008 non-brokered private placement. Finder’s fees for the non-brokered private placement were paid in lieu of cash by the issue of 1,165,500 units with a fair value of $ 2,044,736, consisting of $1,165,500 for the shares and $879,236 for the warrants. The Company also issued 1,260,000 compensation options in connection with this non-brokered private placement exercisable at $1.25 per share which will expire on February 27, 2010.

Significant Changes To Accounting Policy During The Year

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principle generally accepted in Canada. Material differences from United States accounting principles are disclosed in Note 13 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our consolidated financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that our most critical accounting policies cover the following areas: mineral properties and stock-based compensation.

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

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option valuation models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair market value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

New Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

The FASB has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is to be effective as of the first fiscal year that begins after November 15, 2007. In February 2008, the FASB deferred the effective date for one year for certain non financial assets and non financial liabilities and removed certain leasing transactions from its scope. (i.e. for the Company’s fiscal year beginning April 1, 2009). The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning April 1, 2008). The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 require retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

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

5.F. Tabular disclosure of contractual obligations

The following tables outlines our current contractual obligations as at March 31, 2008:

CDN$ Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$372,939	$91,332	$281,607	Nil	Nil
Purchase Obligations	$438,750	$438,750	Nil	Nil	Nil
Other Long-term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$811,689	$530,082	$281,607	Nil	Nil

US$ Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$27,400	$27,400	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$17,059,400	$1,039,400	$6,420,000	$9,600,000	Nil

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information as at the date of this annual report relating to the directors and senior officers of the Company.

Table No. 3
Directors and Senior Management

Position with the Company and Province and Country of Residence	Occupation, Business or Employment	Age	Period as a Director or Senior Officer of the Corporation

Robert Bick Chief Executive Officer and Director Vancouver, B.C., Canada	President of Click It Marketing Inc. (formerly called “Fruits of the Earth Importers Limited”) since 1995; Self- employed Management Consultant from 1999 to 2006; Co-founder and partner, Thinkx Intellectual Capital Inc. from 2004 to 2005.	61	Since February l, 2007

Position with the Company and Province and Country of Residence	Occupation, Business or Employment	Age	Period as a Director or Senior Officer of the Corporation

Vitaly Melnikov Chief Financial Officer Burnaby, B.C., Canada	Chief Financial Officer of the Company; Financial Advisor from July 2007 to May 2008; Vice- President Finance and Administration for Urasia Energy Ltd. from December 2005 to June 2007; Finance Manager for Hurricane Hydrocarbons Ltd. from July 2002 to September 2007.	34	Since June 5, 2008

Quinton Hennigh President, Vice-President Exploration, Chief Geologist and Director Longmont, CO, USA	Geologist; Vice-President Exploration and Chief Geologist of the Company since May 2007; Research Geologist with Newmont Mining from May 2004 to March 2007.	41	Since April 4, 2008

Desmond M. Balakrishnan Corporate Secretary Vancouver, B.C., Canada	Barrister and Solicitor, Partner and lawyer with Lang Michener, LLP since February 2002; Corporate Secretary of the Company since May 2007, of Iciena Ventures Inc. since October 2006, of Capella Resources since July 2006, of Yankee Hat Minerals Ltd. since January 2005, and of Acero-Martin Exploration Inc. since November 2001; Director of Probe Resources Ltd. since November 2007 and of Copacabana Capital Limited since June 2005.	37	Since May 7, 2008

Gildar (Gilles) Arseneau Director Vancouver, B.C., Canada	Geologist; Manager Geology, Wardrop Engineering Ltd. since April 2006; Manager Geology, TSX Venture Exchange, from February 2002 to April 2006; Senior Geologist, RPA Consulting Ltd. from September 1996 to October 2002.	50	Since February l, 2007

Lawrence A. Dick Director North Vancouver, B.C., Canada	Professional Geologist; Director of the Company; Vice-President of Exploration and a Director of Continuum Resources Ltd.; Director of General Minerals Corp.	58	Since June 19, 2003

Position with the Company and Province and Country of Residence	Occupation, Business or Employment	Age	Period as a Director or Senior Officer of the Corporation

Donald Gee Director Burnaby, B.C., Canada	Chartered Accountant; Chief Financial Officer of the Corporation from February 1, 2007 to April 4, 2008; Director of the Corporation, La Quinta Resource Corp., CMC Metals Ltd., Eagle Hill Exploration Corp., and Acero-Martin Exploration Inc.	58	Since February 1, 2007

William (Bill) Majcher Director Vancouver, B.C., Canada	Managing Director, Baron International Limited, part of the Baron Group (a HK based merchant bank) since August l, 2007; RCMP Officer from July 19, 1985 to August 15, 2007.	46	Since September 21, 2007

Robert F. Bick, MusBac. (CEO and Director): Robert F. Bick is an integral part of Canadian business legend – Bick’s Pickles. As an entrepreneur, Mr. Bick founded a children’s clothing company and raised $25,000,000 in venture capital while president of a software start-up. As a marketer, Robert Bick worked directly with Shell Oil national companies around the world to launch Formula Shell and to develop exclusive, innovative pump promotions. Mr. Bick has wide-ranging experience as a management consultant and is co-founder of ThinkX Intellectual Capital Inc.

Vitaly Melniko, CPA, MBA (Chief Financial Officer): Mr. Melnikov has held senior management positions with international resource companies operating in North America, Europe, Russia and Central Asia. He recently served as Vice-President, Finance and Administration of UrAsia Energy Ltd., a uranium producer (acquired by Uranium One in April 2007). Mr. Melnikov has also held financial management positions with PetroKazakhstan (formerly Hurricane Hydrocarbons), a vertically integrated oil and gas company (acquired by China National Petroleum Corporation in October 2005), and Kumtor Operating Company with exploration activities and a large operating gold mine in Central Asia (currently owned by Centerra Gold).

Quinton Hennigh, M.Sc., Ph.D, (President, Vice-President Exploration, Chief Geologist and Director): Through his career, Dr. Hennigh has made significant contributions to Newmont Mining, Newcrest Mining and Homestake Mining. He has experience working throughout North America, in Europe, Australia, Asia and South America. He possesses the invaluable ability to balance the pragmatics of business with bold innovation. Over the past fifteen years, Quinton has established an enviable reputation for timely and efficient completion of exploration programs under his supervision and maintains a network of industry colleagues who are committed to maintaining ongoing business relationships with him at the Company.

Desmond M. Balakrishnan, LL.B. (Corporate Secretary): Mr. Balakrishnan is a partner at Lang Michener LLP. His practice focuses on securities, mergers and acquisitions, listed company maintenance and general corporate and commercial. He is a member of the Law Society of British Columbia, the Vancouver Bar Association, and the Canadian Bar Association and is a recipient of Business in Vancouver’s “Top 40 Under 40” Award.

Gildar (Gilles) Arseneau, Ph.D., P.Geo (Director) Mr. Arseneau has over 25 years in mineral exploration working as a consultant and senior geologist for major and junior mining companies with experience in gold, base metal, uranium and bauxite deposits in Canada, United States and South America. He has particular expertise in resource modeling and mineral property valuations. Most recently he was Manager – Geologist with the TSX Venture Exchange where he was responsible for the review of NI 43-101 technical reports. He is presently Manager of Geology at Wardrop Engineering Inc.

Lawrence Dick, Ph.D., P.Geo (Director): Dr. Dick is a Professional Geologist who received a B.Sc. (Hons.) from the University of British Columbia in 1973 and a Ph.D. in Economic Geology from Queen’s University in 1979. In addition to his directorship with the Company, Dr. Dick has served as the Vice President of Exploration and a Director of Continuum Resources Ltd., an unrelated public company, since 2002. During 2001 and 2002 he was a self employed geological consultant. He has been a Director of General Minerals Corp., an unrelated public company, since 1994 and he served as the Executive Vice President of General Minerals Corp. from August, 1995 until January 2001. From 1980 to 1984 Dr. Dick served as the Manager of Exploration for Chevron Minerals Ltd., based in Santiago, Chile.

Donald Gee, B.Sc. (Geology), Lic. Acct., C.A. (Director): Mr. Gee has over 28 years experience in private and public company financing, corporate/capital structuring and management. His network of relationships with retail brokers, fund managers and individual investors adds to the Company’s financing effectiveness. Don has served as a Director and key executive of several public companies. His recent past positions were Chief Financial Officer for a TSE listed gaming company and financial advisor to a national aerospace company. Mr. Gee is a member of the Chartered Accountants of British Columbia, Canadian Institute of Chartered Accountants, the Canadian Institute of Mining and Metallurgy and the Society of Economic Geologists.

William (Bill) Majcher (Director): Mr. Majcher is Managing Director for Baron International Limited (a member of the Baron Group which is a Hong Kong based merchant bank), a fully licensed and registered investment bank, asset manager and a member of the board for the Hong Kong Stock Exchange. He is also a director of Disaster Preparedness System Inc., a Nevada corporation that is currently finalizing filings with the SEC for a listing on the OTCBB and he is the Executive Director of China Investment Fund Company Limited, a reporting company listed on the Hong Kong Stock Exchange. He is also a Director of Baron Total Absolute Return Fund, a hedge fund managed in Hong Kong.

Robert Barker, Ph.D. (Senior Geological Consultant): Dr. Barker has over 40 years of geological experience. In his most recent position as General Manager, American Exploration for Newcrest Resources, Dr. Barker established new exploration companies in North and South America. He initiated a gold exploration program in Nevada and refocused a pre-existing South American exploration program. During his career, he has served as Exploration Manager with Newcrest Mining, Homestake Mining and AMAX, Inc.

Tom Weis, MSc. (Consulting Geophysicist): Mr. Weis has been a practicing geophysicist for over 30 years, most recently as Chief Geophysicist for Newmont Mining Corporation. He is an expert in all aspects of the applicability of geophysical techniques to the exploration for buried gold deposits. Mr. Weis’ credentials in his field are unsurpassed and he has had a part in many significant gold discoveries. He has played a critical role in our current field programs, melding geophysics with geological criteria for the orientation of our drilling campaigns.

Patty Rehn, MSc. (Geochemist): With over 30 years experience as a geochemist, Ms. Rehn has focused on the remote detection of precious metals systems in the Southwestern United States, principally Nevada. Ms. Rehn developed a mercury vapor technique for detecting targets for drilling for gold beneath overburden, and has extensive experience in the field and in the lab. Her previous clients include Barrick Gold, Newmont Mining Corporation, Echo Bay Mines, and Goldfields.

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

6.B. Compensation

Total compensation accrued or paid to all directors and senior officers of the Company during the year ended March 31, 2008 was $683,436. The following table sets forth options granted to the Company’s senior officers in the fiscal year ended March 31, 2008.

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

		Annual Compensation				Long Term Compensation
						Awards	Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)	Total Compen- sation $(13)
Lawrence A. Dick(1) Former President and Former Chief Executive Officer	2008 2007 2006	92,000 45,449 2,675	70,000 Nil Nil	Nil Nil 15,000(8)	875,000 80,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	773,540 74,249 17,675
Robert Bick(2) Chief Executive Officer	2008 2007	112,500 22,000	122,500 Nil	Nil 15,000(9)	1,275,000 Nil	Nil Nil	Nil Nil	Nil Nil	1,023,953 37,000
Warren M. McIntyre(3) Former Chief Financial Officer	2007 2006 2005	22,500 7,500 49,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	22,500 7,500 49,500
Donald Gee(4) Former Chief Financial Officer	2008 2007	60,000 10,000	70,000 Nil	Nil 15,000(10)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	130,000 25,000
Quinton Hennigh(5) President, Former Vice- President, Former Chief Geologist	2008 2007	61,823 Nil	88,286 Nil	13,131(11) 7,735(11)	1,380,000 Nil	Nil Nil	Nil Nil	134,994(12) -(12)	1,113,325 7,735
Herrick Lau(6) Interim Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vitaly Melnikov(7) Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Dr. Dick resigned as President on April 4, 2008 and resigned as Chief Executive Officer on February l, 2007. Dr. Dick was appointed Chairman of the Board on April 4, 2008.
(2)	Mr. Bick was appointed as Chief Executive Officer on February l, 2007.
(3)	Mr. McIntyre resigned as Chief Financial Officer on February l, 2007.
(4)	Mr. Gee was appointed as Chief Financial Officer on February l, 2007 and resigned as Chief Financial Officer on April 4, 2008.
(5)	Dr. Hennigh was appointed as President on April 4, 2008.
(6)	Mr. Lau served as interim Chief Financial Officer from April 4, 2008 to June 5, 2008.
(7)	Mr. Melnikov was appointed as Chief Financial Officer on June 5, 2008.
(8)	These funds represent a signing bonus.
(9)

These funds represent a signing bonus pursuant to Management Services Agreements entered into on February l, 2007 between the Corporation, Click It Marketing Inc. (“ClickIt”) and Mr. Bick. Mr. Bick is the President of ClickIt.

(10)

These funds represent a signing bonus pursuant to Management Services Agreements entered into on February l, 2007 between the Corporation, Cantech Capital Corporation (“Cantech”) and Mr. Gee. Mr. Gee is the President of Cantech.

(11)	These funds represent compensation paid to Dr. Hennigh as Vice-President and Chief Geologist.
(12)

These funds represent geological consulting fees incurred prior to Dr. Hennigh becoming President of the Company and reimbursement expenses incurred on behalf of the Company to carry out exploration of mineral properties. This amount could not be readily determined for 2007.

(13)	The securities under the options granted were valued at the $ amount recognized for financial statement reporting purposes.

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

Options

The stock options granted to directors and senior officers of the Company during the fiscal year ended March 31, 2008 were as follows:

Table No. 5
Option Grants During the Most Recently Completed Fiscal Year

Name and Position	Securities Under Options Granted (#)	% of Total Options Granted to Officers and Directors in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date
Robert Bick Chief Executive Officer and Director	500,000 140,000 125,000 510,000	6.46 1.81 1.62 6.59	0.42 0.80 0.88 1.70	0.38(7) 1.00 1.13 1.55	May 2, 2012 November 28, 2012 January 23, 2013 March 4, 2013
Quinton Hennigh(2) President, Vice- President Exploration, Chief Geologist and Director	300,000 130,000 100,000 850,000	3.88 1.68 1.29 10.98	0.42 0.80 0.88 1.70	0.38(7) 1.00 1.13 1.55	May 2, 2012 November 28, 2012 January 23, 2013 March 4, 2013
Gildar (Gilles) Arseneau Director	350,000 150,000	4.52 1.94	0.42 1.70	0.38(7) 1.55	May 2, 2012 March 4, 2013
Desmond M. Balakrishnan(3) Corporate Secretary	100,000	1.29	0.42	0.38(7)	May 2, 2012
Lawrence A. Dick(4)(5) Director	200,000 140,000 125,000 410,000	2.58 1.81 1.62 5.30	0.42 0.80 0.88 1.70	0.38(7) 1.00 1.13 1.55	May 2, 2012 November 28, 2012 January 23, 2013 March 4, 2013
Donald Gee(6) Former Chief Financial Officer and Director	400,000 120,000 85,000 225,000	5.17 1.55 1.10 2.91	0.42 0.80 0.88 1.70	0.38(7) 1.00 1.13 1.55	May 2, 2012 November 28, 2012 January 23, 2013 March 4, 2013
William (Bill) Majcher Director	250,000 150,000	3.23 1.94	0.40 1.70	0.39 1.55	September 21, 2012 March 4, 2013

Notes:
(1)	Unless otherwise indicated, the closing price for the Common Shares from the TSX-V on the date of the grant.

(2)	Dr. Hennigh was appointed President and a Director on April 4, 2008, and Vice-President Exploration and Chief Geologist on September 21, 2007.
(3)	Mr. Balakrishnan was appointed a Director on May 7, 2007.
(4)	Mr. Dick resigned as President on April 4, 2008 and resigned as Chief Executive Officer on February l, 2007.
(5)	Mr. Dick holds options to purchase 80,000 common shares in the capital of the Company, which were granted on April 7, 2006 at $0.36, expiring April 7, 2011.
(6)	Mr. Gee was appointed as Chief Financial Officer on February l, 2007 and resigned as Chief Financial Officer on April 4, 2008.
(7)	The closing price for the Common Shares from the OTCBB on the date of the grant.

The value of the unexercised in-the-money options at the financial year March 31, 2008 was 2,175,000. No share options were repriced on behalf of the Named Executive Officers during the financial year ended March 31, 2008.

Subsequent to fiscal year end, stock options were granted to directors and senior officers of the Company as follows:

Table No. 6
Stock Option Grants Subsequent to Fiscal Year End

Name and Position	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Vitaly Melnikov(2) Chief Financial Officer	250,000	0.75	0.75	June 5, 2013

Notes:
(1)	The closing price for the Common Shares from the TSX-V on the date of the grant.
(2)	Mr. Melnikov was appointed as Chief Financial Officer on June 5, 2008.

The Stock Options exercised by directors and senior officers of the Company during the fiscal year ended March 31, 2008 are as follows:

Table No. 7
Stock Option Exercises During the Most Recently Completed Fiscal Year

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2008 (#)	Value of Unexercised In-The-Money Options at March 31, 2008 ($)
Gildar (Gilles) Arseneau Director	150,000	63,000	350,000(1)	147,000
Desmond M. Balakrishnan(2) Corporate Secretary	100,000	42,000	Nil	Nil
Donald Gee(4) Former Chief Financial Officer and Director	400,000	168,000	430,000(2)	170,800
William (Bill) Majcher Director	150,000	60,000	250,000(3)	40,000

Notes:

(1)

Options to purchase 200,000 common shares in the capital of the Company, which were granted on May 3, 2007 at $0.42, expiring May 2, 2012 and options to purchase 150,000 common shares in the capital of the Company, which were granted on March 4, 2008 at $1.70, expiring March 4, 2013.

(2)

Options to purchase 120,000 common shares in the capital of the Company, which were granted on November 28, 2007 at $0.80, expiring November 28, 2012, options to purchase 85,000 common shares in the capital of the Company, which were granted on January 23, 2008 at $0.88, expiring January 23, 2013, and options to purchase 225,000 common shares in the capital of the Company, which were granted on March 4, 2008 at $1.70, expiring March 4, 2013.

(3)

Options to purchase 100,000 common shares in the capital of the Company, which were granted on September 21, 2007 at $0.40, expiring September 21, 2012 and options to purchase 150,000 common shares in the capital of the Company, which were granted on March 4, 2008 at $1.70, expiring March 4, 2013.

Equity Compensation Plan Information

The following table sets forth as at March 31, 2008, the number of securities authorized for issuance under the 2007 Plan:

Table No. 8
Equity Compensation Plan

Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	4,835,000	0.56	2,873,245
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
Total:	4,835,000		2,873,245

(1)	On a pre-consolidation basis.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company during the fiscal year ended March 31, 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation while serving in a Senior Management/Director position, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the Company’s stock option plan, the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the fiscal year ended March 31, 2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

Compensation of Directors. During the fiscal year ended March 31, 2008, independent directors of the Company were paid $10,000 as directors’ fees and meeting fees.

Termination of Employment, Change in Responsibilities and Employment Contracts

There were no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. The directors who are not employees of the Corporation were not paid any cash compensation during the year ended March 31, 2008.

During 2008 the Company continued to build a strong team of highly experienced geo-science and financial professionals. In April 2008, Dr. Quinton Hennigh, M. Sc., Ph.D. became the Company’s new President, replacing Dr. Lawrence Dick who continues in his role as Director and now serves on the Company’s Technical Advisory Committee. In June 2008, Mr. Vitaly Melnikov became the Company’s new Chief Financial Officer, replacing Mr. Herrick Lau who had served as Interim Chief Financial Officer, from April 2008 until June 2008, after the resignation of Mr. Donald Gee in April 2008.

On February l, 2007, the Company entered into a management services agreement with Click It Marketing Inc. (“ClickIt”) and Robert Bick, President of ClickIt, for a term of two years. In accordance with this management services agreement, Mr. Bick was nominated by the Company’s management for election as a director of the Company. Mr. Bick was elected as a director of the Company on February 1, 2007. Pursuant to the management services agreement, the management fee payable to Mr. Bick is $7,500 per month, together with goods and services taxes and any and all other taxes payable by law. This amount was increased to $10,000 per month by the Board of Directors of the Company effective November 1, 2007. Mr. Bick received a signing bonus of $15,000 payable in cash and is entitled to participate in the Company’s share option plan or any successors thereto. The Company may terminate this agreement before its expiry date for cause which constitutes just cause for termination at law and only if the Company gives written notice to Mr. Bick specifying in detail the act or acts which the Company alleges would constitute just cause for termination of the employment of Mr. Bick at law if Mr. Bick were an employee of the Company and upon the death of Mr. Bick, without notice.

On April 1, 2008, the Company entered into an executive employment agreement (the “Hennigh Agreement”) with Quinton Hennigh for a term of two years. Dr. Hennigh will receive an annual base salary of USD$144,000 (USD$12,000 per month), less applicable deductions for income tax, and will be reimbursed for out-of-pocket expenses. Dr. Hennigh is entitled to an annual bonus, based on the extent to which he achieves his annual performance objectives as set by Dr. Hennigh and the board of directors of the Company, and to participate in the 2007 Plan. The Company may terminate the Hennigh Agreement before its expiry date upon 90 days prior written notice or, without notice, upon Dr. Hennigh’s death, upon the physical or mental incapacity of Dr. Hennigh that results in his inability to perform his duties under the Hennigh Agreement for a period in excess of 90 days, or for just cause.

On June 5, 2008, the Company entered into an executive employment agreement with Vitaly Melnikov. Mr. Melnikov will receive an annual base salary of CAD$160,000, less applicable deductions for income tax, and will be reimbursed for out-of-pocket expenses. Mr. Melnikov is entitled to an annual bonus, based on the extent to which he achieves his annual performance objectives as set by the Chief Executive Officer and the Board of Directors of the Company. The Company may terminate the agreement before its expiry date upon 90 days prior written notice or for just cause.

6.C. Board Practices

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The Senior Management serves at the pleasure of the Board of Directors.

The Company has an Audit Committee, which advises the Board of Directors with respect to the engagement of the independent auditors of the Company and reviews the scope and results of the Company’s audits with the independent auditors, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are Gilles Arseneau, Donald Gee and William Majcher. Donald Gee C.A. is the Chairman of the Audit Committee. Mr. Arseneau and Mr.

Majcher are independent as defined in Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respect audit committees. Mr. Gee is not independent as he was the Chief Financial Officer of the Company from February 2007 to April 2008. The Audit Committee typically meets each quarter. A copy of the Audit Committee Charter has been filed as Exhibit 1.6 to this Form 20-F Annual Report

The Company has a Compensation Committee, which advises the Board of Directors with respect to the compensation of senior management of the Company. The current members of the Compensation Committee are Gilles Arseneau, Lawrence Dick and Donald Gee. The Compensation Committee met once during the fiscal year ended March 31, 2008.

6.D. Employees

The Company has two employees, excluding Senior Management, and has utilized independent contractors, who perform work on the Company’s properties.

6.E. Share Ownership

As at the date of this Annual Report, there were 78,590,217 Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 5% of the voting rights attached to all outstanding Shares of the Company as at the date of this Annual Report are set forth in the following table:

Table No. 9
Persons or Corporations Carrying More Than 5% of Outstanding Shares

Shareholder Name	Number of Shares Held (1)	Percentage of Issued Shares(2)

Pinetree Resource Partnership	9,099,100	11.40%

Notes:
(1) Includes 7,849,100 common shares and 1,250,000 common share purchase warrants, exercisable at $0.60 until July 25, 2009.
(2) Based on 78,590,217 issued and outstanding common shares and assuming the 1,250,000 common share purchase warrants were exercised.

The following table sets forth, to the Company’s knowledge, as at the date of this Annual Report, information relating to shares of the Company held by directors and officers of the Company:

Table No. 10
Shareholdings of Directors and Senior Management

Name of Beneficial Owner	Number of Common Shares	Percent of Shares Outstanding	Number of Options	Exercise Price ($)	Expiry Date	Number of Warrants	Exercise Price ($)	Expiry Date
Robert F. Bick	188,000	*	500,000 140,000 125,000 510,000	0.42 0.80 0.88 1.70	May 2, 2012 Nov. 28, 2012 Jan. 23, 2013 March 4, 2013	188,000	0.35	April 19, 2009
Vitaly Melnikov	Nil	N/A	250,000	0.75	June 5, 2013	Nil	N/A	N/A
Quinton Hennigh	100,000	*	300,000 130,000 100,000 850,000	0.42 0.80 0.88 1.70	May 2, 2012 Nov. 28, 2012 Jan. 23, 2013 March 4, 2013	100,000	0.35	April 19, 2009
Desmond M. Balakrishnan	Nil	N/A	Nil	N/A	N/A	Nil	N/A	N/A

Name of Beneficial Owner	Number of Common Shares	Percent of Shares Outstanding	Number of Options	Exercise Price ($)	Expiry Date	Number of Warrants	Exercise Price ($)	Expiry Date
Gildar (Gilles) Arseneau	Nil	N/A	200,000 150,000	0.42 1.70	May 2, 2012 March 4, 2013	Nil	N/A	N/A
Lawrence A. Dick	944,640	1.2	80,000 200,000 140,000 125,000 410,000	0.36 0.42 0.80 0.88 1.70	April 7, 2011 May 2, 2012 Nov. 28, 2012 Jan. 23, 2013 March 4, 2013	200,000	0.35	April 19, 2009
Donald Gee	Nil	N/A	120,000 85,000 225,000	0.80 0.88 1.70	Nov. 28, 2012 Jan. 23, 2013 March 4, 2013	Nil	N/A	N/A
William Majcher	45,000	*	100,000 150,000	0.40 1.70	Sept. 21, 2012 March 4, 2013	Nil	N/A	N/A
Total	1,277,640		4,890,000			488,000

* Less than 1%.

Stock Options

In September 2004, the shareholders of the Company approved the 2004 Plan, wherein 10% of the issued and outstanding Shares were reserved for issuance. In March 2007, the directors proposed that the Company terminate the 2004 Plan and adopt the 2007 Plan to comply with the policies of the TSX-V, this proposal was accepted by the shareholders at the Company’s annual general meeting on September 21, 2007. The 2007 Plan uses a “rolling” number of shares. Under the 2007 Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less any outstanding options, will be reserved for issuance as options to be granted at the discretion of the Company’s Board to Optionees. In other words, while the 2007 Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Shares reserved for issuance under the 2007 Plan, at any point in time. Currently, the Company has 78,590,217 Shares issued and outstanding and options to purchase 7,208,500 Shares have been granted and are outstanding. Options granted under the 2004 Plan will be rolled into and be deemed to be granted under the 2007 Plan. It is the responsibility of the Company’s Board to ensure that the provisions of the 2007 Plan are adhered to. This type of stock option plan is called a “rolling” plan.

The Company is of the view that the 2007 Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. Directors have the authority to amend the 2007 Plan to reduce, but not increase, the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

The 2007 Plan was accepted by the TSX-V on October 25, 2007.

Eligible Optionees

Under the policies of the TSX-V, to be eligible for the issuance of a stock option under the 2007 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide the TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSX-V.

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

(c)           if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in Investor Relations Activities (as defined in the policies of the TSX-V) and the Company is a Tier 2 issuer);

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

The foregoing summary of the 2007 Plan is not complete and is qualified in its entirety by reference to the 2007 Plan, a copy of which has been filed as Exhibit 4.7 to this Form 20-F Annual Report

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Major Shareholders

For holdings by major shareholders, see Item 6.E. and Table No. 9. The Company’s major shareholders do not have different voting rights.

Geographic Breakdown of Shareholders

As at the date of this Annual Report, there were 78,590,217 Shares outstanding held by 23 “holders of record” resident in Canada holding 67,847,161 Shares, 20 “holders of record” resident in the USA holding 8,318,131 Shares and 8 “holders of record” resident in other countries holding 2,424,925 Shares. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Pacific Corporate Trust Company, located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to us which, at a subsequent date, may result in a change in control of the Company.

7.B. Related Party Transactions

To the knowledge of management of the Company, no person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any such person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the period beginning April 1, 2007 up to the date hereof, or has any interest in any material transaction in the current year other than as set out herein or in the audited year end financial statements of the Company.

For the Years Ended March 31, 2008 and 2007

During the year ended March 31, 2008, the Company did not issue any Shares to directors of the Company, pursuant to the exercise of warrants.

The Company has signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees totaling $25,000. These employment agreements have a term of two years and expire on January 31, 2009.

During the years ended March 31 the Company incurred charges to significant shareholders, directors and former directors of the Company as follows:

	Year ended March 31,

	2008	2007	2006

Consulting	$61,159	$39,600	$40,396
Director Fees	10,000	Nil	Nil
Legal	177,848	Nil	Nil
Management fees	673,436	145,059	7,279
Promotion and advertising	177,722	2,812	-
Rent and administration fees	Nil	3,000	9,000
Salaries and employee benefits	12,997	Nil	Nil
Travel	126,574	12,901	2,442
Deferred exploration costs
- geological consulting	183,936	110,573	25,000
- staking and recording costs	Nil	11,825	82,505
	1,423,672	$325,770	$166,622

These transactions were measured by the exchange amount, which is agreed upon by the transacting parties.

Other receivables include $16,972 (2007: Nil) and prepaid expenses include $1,125 (2007: $11,360) derived from travel and other expense advances to officers.

Accounts payable and accrued liabilities include $153,026 (2007: $101,950) due to directors and officers of the Company.

Share issue expenses include $170,000 paid to a significant shareholder as finder’s fees for the July 2007 private placement (2007: Nil).

April 1, 2008 to Present

Subsequent to fiscal year end, effective April 1, 2008, the Company has signed a two-year employment agreement with the President of the Company whereby the Company will pay fixed monthly management fees of USD$12,000.

Effective April 21, 2008 the Company negotiated a two-year consulting agreement to pay $6,500 per month for corporate communications services.

In April 2008, the Company signed a Letter of Intent with a certain vendor (“Vendor”) regarding exclusive lease and sublease of Excelsior Springs Property in Esmeralda County, Nevada. The Vendor controls that certain property through assignment from a third party. Under this binding Letter of Intent, the Company shall:

assume all rights and obligations under the original lease between the Vendor and the third party;

pay claim maintenance fees and filings to maintain the unpatented claims.

pay to the Vendor a 2% NSR on production subject to recoupment of advance royalty payments made by the Company; and

pay to the Vendor the following advance royalty payments:

o	US$25,000 upon signing (paid);

o	US$30,000 on first anniversary;

o	US$35,000 on second anniversary;

o	US$40,000 on third anniversary; and

o	US$40,000 on each anniversary thereafter so long as the Letter of Intent remains in effect.

The primary term of the Letter of Intent shall be five years and so long thereafter as exploration, development or mining is being conducted on the property.

Effective June 1, 2008, the U.S. Sub signed an office lease agreement expiring June 30, 2009, which replaces the original lease agreement signed on August 1, 2007. The agreement calls for monthly payments of USD$ 2,500.

Effective June 5, 2008, the Company signed a one-year employment agreement with the Chief Financial Officer of the Company, whereby the Company will pay fixed monthly fees of $13,333. In addition, the Company granted 250,000 share purchase options at an exercise price of $0.75, expiring June 5, 2013, which will vest as to one-third (1/3) at the end of the three month probationary period, 1/3 90 days after the end of the probationary period, and 1/3 180 days after the end of the probationary period.

Accounting Fees

The Company paid audit and audit-related fees of $18,730 and $27,737 to BDO Dunwoody LLP (formerly Amisano Hanson) during Fiscal 2007 and Fiscal 2008 (to date), respectively. These accounting fees consisted of auditing the Company’s annual financial statements.

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

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

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

Dividends

The Company has not paid any dividends on its Shares since incorporation. The Company does not have any intention of paying dividends. The Company’s future dividend policy will be determined by the board of directors on the basis of earnings, financial requirements and other relevant factors.

8.B. Significant Changes

Other than as described in this document, there have been no significant changes since the financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company’s Shares have traded on the TSX-V under the symbol “EVG”, since June 13, 2007. The Company’s Shares began trading on the OTCBB exchange in the United States under the symbol “EVOGF”, on July 26, 2005, and on the Frankfurt Stock Exchange, on August 13, 2007, under the symbol “EV7.”

The Company’s Shares traded on the CNQ in Toronto, Ontario, Canada from June 14, 2004 until the Company graduated to the TSX-V on June 13, 2007.

The following table sets forth the high and low sales prices on the CNQ, TSX-V and OTCBB for the periods indicated:

Table No. 11
Common Shares Trading Activity

	TSX-V Canadian Dollars		OTCBB U.S. Dollars		CNQ Canadian Dollars
	High	Low	High	Low	High	Low

Monthly
June 2008	0.79	0.54	0.77	0.66
May 2008	1.02	0.61	0.97	0.62
April 2008	1.34	0.61	1.30	0.75
March 2008	1.85	0.90	1.79	0.89
February 2008	2.60	1.40	2.55	1.38
January 2008	1.65	0.84	1.69	0.90

Quarterly
June 30, 2008	1.34	0.54	1.30	0.62
March 31, 2008	2.60	0.84	2.55	0.89
December 31, 2007	1.15	0.34	1.15	0.34
September 30, 2007	0.56	0.30	0.54	0.29
June 30, 2007	0.44	0.35	0.46	0.16	0.48	0.25
March 31, 2007			0.26	0.18	0.28	0.20
December 31, 2006			0.34	0.17	0.36	0.17
September 30, 2006			0.42	0.20	0.45	0.20
June 30, 2006			0.51	0.30	0.57	0.30

Yearly
March 31, 2008			2.55	0.16
March 31, 2007			0.51	0.17	0.57	0.17
March 31, 2006			0.71	0.22	1.05	0.25
March 31, 2005					0.60	0.14
March 31, 2004

9.B. Plan of Distribution

Not applicable.

9.C. Stock Exchanges Identified

The common shares of the Company trade on the TSX-V, the OTCBB and the Frankfurt Stock Exchange. Please refer to Item 9.A.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The Company has unlimited common shares without par value authorized. As of the date of this annual report there were 78,590,217 common shares issued and outstanding. All shares are initially issued and registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Company’s constating documents. The register and transfer agent for the Shares is Pacific Corporate Trust of Canada located at 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

The Company was incorporated on June 19, 2003 under the CBCA. There are no restrictions on the business that the Company may carry on in its Articles of Incorporation.

The following is a summary of certain material provisions of (i) the Company’s Articles of Incorporation, as amended by the Articles of Amendment; (ii) the Company’s bylaws; and (ii) certain provisions of the CBCA applicable to the Company.

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

The Company may by ordinary resolution filed with the Registrar amend its bylaws to increase the authorized capital of the Company by:

(a)	creating shares with par value or shares without par value

(b)	increasing the number of shares with par value or without par value

(c)	increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its bylaws to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the CBCA provides.

The Company may alter its bylaws:

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

Special Meetings. The Board, the Chairman of the Board, the Managing Director or the President may convene a special meeting whenever they see fit. Others who wish to convene a meeting may requisition to do so through the process provided under the CBCA.

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

Shareholder Protection Provisions

On March 20, 2008 at a Special Meeting, shareholders of the Company approved a shareholder rights plan (the “Rights Plan”), which had been adopted by the board of directors on January 23, 2008. The Rights Plan was implemented and made effective as of January 23, 2008. The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid or similar proposal to acquire Shares. It provides the board of directors and the Company’s shareholders more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out alternatives to maximize shareholder value. The Rights Plan was not adopted in response to, or in anticipation of, any known proposal to acquire control of the Company.

The Rights Plan was not designed to prevent take-over bids that treat the Company’s shareholders fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event that a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholder involved in the take-over bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan Agreement between the Company and Pacific Corporate Trust, as rights agent has been filed as Exhibit 2.1 to this Form 20-F Annual Report.

10.C. Material Contracts

(a)	Earn-in Agreement between the Company and Meridian Gold Inc., dated July 31, 2006. Please refer to Item 4.A. for a summary of this agreement.

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

(e)

Minerals Lease, Sublease and Agreement among Newmont USA Limited, Newmont Capital Limited, Elko Land and Livestock Company, the U.S. Sub and the Company, dated November 28, 2007. Please refer to Item 4.A. for a summary of this agreement.

(f)	Rattlesnake Hills Property Option Agreement among Golden Predator (US) Mines Inc., the U.S. Sub and the Company, dated January 16, 2008. Please refer to Item 4.A. for a summary of this agreement.

(g)	Letter Agreement between the Company and Bald Mountain Mining Company, dated January 15, 2008. Please refer to Item 4.A. for a summary of this agreement.

10.D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “10.E. Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is CAD$295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service ”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

10.E. Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “US Holder” or “US Holders”, and this summary only addresses such US Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, US or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada and will maintain its listing on a designated exchange, for purposes of the Tax Act.

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

Dividends

Dividends paid or deemed to be paid or credited by the Company to a US Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a US Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a Common Share only if the US Holder holds the Common Share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the Common Shares are listed on a designated exchange in Canada at the relevant time (maintaining the current TSX Venture Exchange listing would be sufficient for this purpose), Common Shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder owned (alone or together) 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the US Holder’s Common Shares were acquired in certain types of transactions in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if Common Shares are so held as “taxable Canadian property”, relief under the Treaty may be available depending on all relevant factors at the relevant time. US Holders claiming Treaty relief should consult with their own advisors in this regard and regarding the relevant Canadian compliance requirements.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

As a PFIC, each U. S. Holder's income or gain with respect to a disposition or deemed disposition of the Company's shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election for those shares. A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by such amount that is included in income but not distributed.

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

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission ("SEC"), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

If PFIC stock is owned by a controlled foreign corporation ("CFC"), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

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

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata share of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the

CFC's Subpart F income and are also subject to current U.S. tax on their pro rata share of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The documents concerning the Company referred to in this Annual Report may be viewed at Suite 725, 666 Burrard Street, Vancouver, British Columbia, Canada during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on the internet at www.SEDAR.com.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently not subject to any material market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2008 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and utilized a top-down risk-based approach in its analysis.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2008.

Changes in Internal Control over Financial Reporting

During our most recently completed fiscal year ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald Gee, Chartered Accountant, is the Audit Committee’s financial expert. Mr. Gee is a director of the Company and, since resigning as Chief Financial Officer of the Company on April 4, 2008 and, has served as an independent member of the Company’s Audit Committee.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees incurred with BDO Dunwoody LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Table No. 12
Principal Accounting Fees

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2008	Fees Paid to Auditor in Year Ended March 31, 2007
Audit Fees(1)	$27,737	$16,800
Audit-Related Fees(2)	Nil	$1,930
Tax Fees(3)	$3,962	Nil
All Other Fees(4)	Nil	Nil
Total	$31,699	$18,730

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

A. Audit Fees

The aggregate fees billed by the auditors of the Company were $16,800 and $27,737 for the fiscal years ended March 31, 2007 and 2008, respectively. These fees relate to the audit of the Company’s financial statements.

B. Audit-Related Fees

The aggregate fees billed by the auditors of the Company for assurance and related services were Nil and $1,930 for the fiscal years ended March 31, 2007 and 2008, respectively.

C. Tax Fees

The aggregate fees billed by the auditors of the Company for professional services were $3,962 and Nil for the fiscal years ended March 31, 2007 and 2008, respectively. These fees relate to the Company’s tax compliance.

D. All Other Fees

Nil.

E. Audit Committee Pre-Approval Policies and Procedures

Our audit committee has adopted a formal policy on auditor independence requiring it to approve all professional services rendered by our independent auditor prior to the commencement of the specified services. The audit committee will consider annually and, if appropriate, approve the provision of audit services by our independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the audit committee for consideration at its next regular meeting or, if earlier consideration is required, to the audit committee for action by written consent.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s consolidated audited financial statements for the years ended March 31, 2008 and 2007, including the following:

1.	Independent Auditors’ Report of BDO Dunwoody LLP dated July 22, 2008.

2.	Balance Sheets as at March 31, 2008 and March 31, 2007.

3.	Statements of Operations for the years ended March 31, 2008, 2007 and 2006.

4.	Statements of Cash Flows for the years ended March 31, 2008, 2007 and 2006.

5.	Statement of Shareholders’ Equity for the period for the years ended March 31, 2008, 2007 and 2006.

6.	Notes to the Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

The following exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1	Certificate of Incorporation under the Business Corporations Act (Canada) dated June 19, 2003

1.2	Articles of Incorporation

1.3	Certificate and Articles of Amendment dated September 30, 2003

1.4	Certificate and Articles of Amendment dated March 27, 2008

1.5	By-Laws

1.6	Charter of the Audit Committee of the Company

2.1	Shareholder Rights Plan Agreement between the Company and Pacific Corporate Trust, dated effective January 23, 2008

4.1	Earn-in Agreement between the Company and Meridian dated July 31, 2006(1)

4.2	Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL dated July 7, 2006(1)

4.3	Amending Agreement to the Amended and Restated Option and Royalty Agreement among the Company, Golden Sands and AHL, dated April 11, 2007(2)

4.4	Malone Property Agreement between the Company and Newmont North America Exploration Ltd., dated April 17, 2006(1)

4.5	Corporate Advisory Agreement between the Company and Excelsior Communications Incorporated dated September 1, 2007(2)

4.6	Minerals Lease, Sublease and Agreement among Newmont USA Limited, Newmont Capital Limited, Elko Land and Livestock Company, the U.S. Sub and the Company, dated November 28, 2007

4.7	Stock option plan of the Company dated March 14, 2007, presented to and approved by the shareholders at the September 21, 2007 shareholders’ meeting

4.8	Rattlesnake Hills Property Option Agreement among Golden Predator (US) Mines Inc., the U.S. Sub and the Company, dated January 16, 2008

4.9	Letter Agreement between the Company and Bald Mountain Mining Company, dated January 15, 2008

8.1	Subsidiaries of the Company

Evolving Gold Corp., incorporated in the jurisdiction of Nevada.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_____________________________

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORP.
(Registrant)

By:            /s/ Robert Bick
Name: ROBERT F. BICK
Title: Chief Executive Officer

DATE:       July 28, 2008

EVOLVING GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008 and 2007

(Stated in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Evolving Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Evolving Gold Corp. (An Exploration Stage Company) as at March 31, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
July 22, 2008

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated July 22, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
July 22, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
March 31, 2008 and 2007
(Stated in Canadian Dollars)

ASSETS	2008	2007

Current
Cash and cash equivalents	$24,959,327	$65,942
GST receivable	38,662	22,046
Other receivables – Note 6	23,131	-
Prepaid expenses – Note 6	191,281	23,331

	25,212,401	111,319
Equipment – Note 3	180,101	22,543
Mineral properties – Notes 4 and 6, Schedule 1	8,824,242	1,113,875

	$34,216,744	$1,247,737

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$821,041	$288,995

SHAREHOLDERS' EQUITY

Share capital – Notes 5 and 9
Authorized:
Unlimited number of common shares without par value
Issued:
77,082,448 shares (2007: 12,529,842 shares)	35,502,433	2,408,045
Share subscriptions	-	100,000
Contributed surplus – Note 5	8,612,027	427,090
Deficit accumulated during the exploration stage	(10,718,757)	(1,976,393)

	33,395,703	958,742

	$34,216,744	$1,247,737

Commitments – Notes 4, 5, 9 and 10
Subsequent Events – Notes 4, 5 and 9

APPROVED BY THE DIRECTORS:

“Robert Bick”	Director	“Lawrence Dick”	Director
Robert Bick		Lawrence Dick

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended March 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006

Expenses
Accounting and audit	$100,320	$46,630	$47,852
Bank charges and interest	7,693	2,031	1,593
Consulting – Note 6	211,821	90,600	51,605
Depreciation	54,691	1,750	44
Directors fees – Note 6	10,000	-	-
Foreign exchange	2,671	-	-
Legal- Note 6	231,623	91,469	55,715
Management fees – Note 6	673,436	145,059	7,279
Office and miscellaneous	168,944	35,897	13,713
Promotion and advertising – Note 6	706,417	75,448	88,667
Property investigation costs	96,313	-	-
Rent and administration fees – Note 6	86,035	34,250	15,007
Salaries and employee benefits – Note 6	99,352	-	-
Stock-based compensation – Note 5	4,841,924	136,675	224,925
Transfer agent and filing fees	168,703	33,009	19,535
Travel- Note 6	155,184	18,170	20,806
Write-down of mineral properties- Note 4	1,285,088	120,290	44,038

Loss before the following item	(8,900,215)	(831,278)	(590,779)

Interest income	157,851	-	-

Net loss and comprehensive loss for the year	$(8,742,364)	$(831,278)	$(590,779)

Basic and diluted loss per share	$(0.21)	$(0.07)	$(0.07)

Weighted average number of shares outstanding	41,403,489	11,581,952	8,505,316

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006

Operating Activities
Net loss and comprehensive loss for the year	$(8,742,364)	$(831,278)	$(590,779)
Add items not affecting cash:
Stock-based compensation	4,841,924	136,675	224,925
Depreciation	54,691	1,750	44
Write-down of mineral exploration expenditures	1,285,088	120,290	44,038
Changes in non-cash working capital items
related to operations:
GST receivable	(16,616)	(17,085)	(976)
Other receivables	(23,224)	-	-
Prepaid expenses	(169,272)	(23,331)	-
Accounts payable and accrued liabilities	112,736	181,741	252,414

	(2,657,037)	(431,238)	(70,334)

Investing Activities
Purchase of equipment	(212,249)	(23,106)	(1,231)
Deferred exploration costs	(4,987,685)	(374,551)	(147,729)
Amounts received pursuant to earn-in agreement	-	168,552	-
Acquisition of resource properties	(246,719)	(106,869)	(173,466)

	(5,446,653)	(335,974)	(322,426)

Financing Activities
Issue of common shares for cash, net of share
issue expense	33,087,401	510,201	622,959
Share subscriptions	(100,000)	100,000	-
Advance payable	-	-	(10,000)

	32,987,401	610,201	612,959

Effect on foreign exchange on cash	9,674	-	-

Increase (decrease) in cash during the year	24,893,385	(157,011)	220,199

Cash and cash equivalents, beginning of the year	65,942	222,953	2,754

Cash and cash equivalents, end of the year	$24,959,327	$65,942	$222,953

…/cont’d

SEE ACCOMPANYING NOTES

Continued
EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006

Cash and cash equivalents is comprised of:
Cash	$848,619	$65,942	$222,953
Short-term investments	24,110,708	-	-

	$24,959,327	$65,942	$222,953

Supplemental disclosure of cash flow information:
Accounts payable relating to mineral properties	$411,051	$-	$-
Shares issued for share issue expense	1,722,340	30,000	29,100
Shares issued for acquisition of mineral property	3,350,000	184,000	244,000
Shares issued for debt settlement	-	-	285,610
Contributed surplus on exercise of stock options	398,497	-	-
Warrants issued for finder’s fee	3,741,511	-	11,640

Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended March 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

							Deficit
							Accumulated
							During the
			Share Capital		Share	Contributed	Exploration
			Number	Amount	Subscriptions	Surplus	Stage	Total

Balance, March 31, 2005			7,350,100	$498,600	$-	$128,165	$(554,336)	$72,429
Issuance of shares
Pursuant to resource property acquisition		- at $0.61	400,000	244,000	-	-	-	244,000
Pursuant to debt settlement		- at $0.66	432,742	285,610	-	-	-	285,610
Pursuant to private placement		- at $0.50	290,000	145,000	-	-	-	145,000
Pursuant to private placement		- at $0.30	1,270,000	381,000	-	-	-	381,000
Pursuant to conversion of options			300,000	79,500	-	-	-	79,500
Pursuant to conversion of warrants			130,000	32,500	-	-	-	32,500
Stock-based compensation charge			-	-	-	224,925	-	224,925
Transfer from contributed surplus on conversion of stock options
			-	74,315	-	(74,315)	-	-
Share issue expense	- Cash		-	(15,041)	-	-	-	(15,041)
	- Finders fees		97,000	-	-	-	-	-
	- Finders warrants		-	(11,640)	-	11,640	-	-
Net loss for the year ended March 31, 2006			-	-	-	-	(590,779)	(590,779)

Balance, March 31, 2006			10,269,842	1,713,844	-	290,415	(1,145,115)	859,144
Issuance of shares
Pursuant to resource property acquisition		- at $0.46	400,000	184,000	-	-	-	184,000
Pursuant to private placement		- at $0.30	1,500,000	450,000	-	-	-	450,000
Pursuant to conversion of warrants			260,000	65,000	-	-	-	65,000
Stock-based compensation charge			-	-	-	136,675	-	136,675
Share issue expense	- Cash		-	(4,799)	-	-	-	(4,799)
	- Finders fees		100,000	-	-	-	-	-
Net loss for the year ended March 31, 2007			-	-	-	-	(831,278)	(831,278)
Share subscriptions			-	-	100,000	-	-	100,000

Balance, March 31, 2007			12,529,842	2,408,045	100,000	427,090	(1,976,393)	958,742

…/cont’d

SEE ACCOMPANYING NOTES

Continued
EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended March 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

							Deficit
							Accumulated
							During the
			Share Capital		Share	Contributed	Exploration
			Number	Amount	Subscriptions	Surplus	Stage	Total

	Balance, March 31, 2007		12,529,842	$2,408,045	$100,000	$427,090	$(1,976,393)	$958,742

Issuance of shares
Pursuant to resource property acquisition		- at $0.80	500,000	400,000	-	-	-	400,000
Pursuant to resource property acquisition		- at $2.00	1,475,000	2,950,000	-	-	-	2,950,000
	Pursuant to private placement	- at $0.25	14,403,000	3,600,750	(100,000)	-	-	3,500,750
	Pursuant to private placement	- at $0.40	14,050,000	5,620,000	-	-	-	5,620,000
	Pursuant to private placement	- at $1.00	20,000,000	20,000,000	-	-	-	20,000,000
	Pursuant to conversion of warrants		10,108,816	3,835,786	-	-	-	3,835,786
	Pursuant to exercise of options		1,225,000	466,500	-	-	-	466,500
	Stock-based compensation charge		-	-	-	4,841,924	-	4,841,924
Transfer from contributed surplus on conversion of stock options			-	398,497	-	(398,497)	-	-
Share issue expense	- Cash		-	(435,635)	-	-	-	(435,635)
	- Finders fees		2,790,790	-	-	-	-	-
	- Finders warrants		-	(3,741,510)	-	3,741,510	-	-
	Net loss for the year ended March 31, 2008		-	-	-	-	(8,742,364)	(8,742,364)

	Balance, March 31, 2008		77,082,448	$35,502,433	$-	$8,612,027	$(10,718,757)	$33,395,703

SEE ACCOMPANYING NOTES

Schedule 1
EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2008 and 2007
(Stated in Canadian Dollars)

	Canada			United States
					Fisher,
					Siesta and
	Murray	Voisey Bay	Winnemucca	Malone	Alpha Butte	Other
	Property	Property	Property	Property	Properties	Properties	Total

Balance, March 31, 2006	$-	$58,818	$678,479	$-	$-	$-	$737,297

Acquisition costs
Cash	-	-	11,570	11,360	-	-	22,930
Shares	-	-	184,000	-	-	-	184,000
Legal		554	83,385	-	-	-	83,939

	-	554	278,955	11,360	-	-	290,869

Deferred exploration costs
Assays and reports	-	-	8,621	-	-	-	8,621
Field expenses and other	-	-	115	19,782	-	-	19,897
Geological consulting – Note 6	-	2,198	23,559	64,324	12,500	28,295	130,876
Geophysical and geological studies	-	-	-	93,955	-	-	93,955
Licenses and fees	-	-	-	13,192	-	-	13,192
Staking and recording costs – Note 6	11,825	18,600	-	-	77,585	-	108,010

	11,825	20,798	32,295	191,253	90,085	28,295	374,551

Write-down of properties	(11,825)	(80,170)	-	-	-	(28,295)	(120,290)
Amounts received pursuant to earn-in	-	-	(168,552)	-	-	-	(168,552)
agreement

Balance, March 31, 2007	$-	$-	$821,177	$202,613	$90,085	$-	$1,113,875

…cont’d

SEE ACCOMPANYING NOTES

Schedule 1 – (cont’d)
EVOLVING GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2008 and 2007
(Stated in Canadian Dollars)

	United States
	Alpha	Boulder					Fisher					Sheep
	Butte	Valley		Carlin		Cottonwood	Canyon	Jake Creek	Malone	Rattlesnake	Rye Patch	Creeks	Siesta	Winnemucca	Total

Balance, March 31, 2007	$18,685	$-	$		$		$20,600	$-	$202,613	$-	$-	$-	$50,800	$821,177	$1,113,875

Acquisition costs
Cash	-	-		-		8,088	-	-	11,720	196,100	-	-	-	11,288	227,196
Shares	-	-		-		-	-	-	-	2,950,000	-	-	-	400,000	3,350,000
Legal	-	-		-		-	-	-	-	19,523	-	-	-	-	19,523

	-	-		-		8,088	-	-	11,720	3,165,623	-	-	-	411,288	3,596,719

Deferred exploration costs
Assays and reports	-	-		-		-	-	-	5,874	-	-	-	-	-	5,874
Drilling	-	349,609		-		-	269,759	-	158,713	-	-	1,490,517	461,050	-	2,729,648
Field expenses and
other	5,777	10,699		3,399		1,701	29,465	-	58,853	11,182	5,107	99,167	59,373	987	285,710
Geological consulting
– Note 6	12,717	31,598		14,307		5,745	41,567	-	87,067	47,268	16,295	126,769	44,445	2,437	430,215
Geophysical and
geological studies	16,540	14,033		2,597		-	46,140	-	-	-	27,797	117,629	222,926	-	447,662
Licenses and fees	1,184	-		24,108		-	687	-	9	-	-	171,233	5,511	-	202,732
Staking and recording
costs	36,703	13,784		10,231		-	41,275	103,825	138,032	-	-	580,304	372,741	-	1,296,895

	72,921	419,723		54,642		7,446	428,893	103,825	448,548	58,450	49,199	2,585,619	1,166,046	3,424	5,398,736

Write-down of existing
properties	-	-		-		-	-	-	-	-	(49,199)	-	-	(1,235,889)	(1,285,088)

Balance, March 31, 2008	$91,606	$419,723		$54,642		$15,534	$449,493	$103,825	$662,881	$3,224,073	$-	$2,585,619	$1,216,846	$-	$8,824,242

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 1	Nature of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in mineral properties located in the United States of America. Effective June 13, 2007, the common shares of the Company were listed on the TSX Venture Exchange (“TSX”) and trade under the symbol EVG.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

Note 2	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Evolving Gold Corp., a United States company and Exemplar Gold Corp., a Canadian company incorporated on February 19, 2008. All significant intercompany transactions have been eliminated.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 2

Note 2	Summary of Significant Accounting Policies – (cont’d)

b)	Cash and Cash Equivalents

Cash and cash equivalents include cash in accounts and securities that on acquisition are convertible to cash within three months. These investments are highly liquid marketable securities and deposits, which are designated as held-for-trading and are recorded at their fair values. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on held-for-trading investments are recognized in income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Cash and cash equivalents are placed with institutions of high-credit ratings.

As at March 31, 2008, the portfolio consists of short-term notes with a yield of 3.398% to 3.401%

c)	Mineral Properties

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

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 3

Note 2	Summary of Significant Accounting Policies – (cont’d)

d)	Income Taxes

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

e)	Stock Based Compensation

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

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option valuation models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

f)	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.

In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended March 31, 2008, 2007 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 36,957,088 (2007: 4,276,742; 2006: 3,241,742) were not included in the computation of loss per share because their effect was anti-dilutive.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 4

Note 2	Summary of Significant Accounting Policies – (cont’d)

g)	Equipment and Depreciation

Equipment is carried at cost and consists of vehicles, computer equipment and office furniture and equipment. Depreciation is calculated on the straight-line method over the estimated useful life of the asset, being five, three and three years respectively. No depreciation is taken on artwork, which has been included in office furniture and equipment. Computer software is fully depreciated in the year of acquisition.

h)	Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period it is incurred, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.

At March 31, 2008, and 2007 there were no significant asset retirement obligation.

i)	Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

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

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 5

Note 2	Summary of Significant Accounting Policies – (cont’d)

j)	Foreign Currency Translation – (cont’d)

The Company considers its US subsidiary to be an integrated foreign operation and as such the financial statements of the subsidiary are translated using the temporal method. Under this method monetary items of the US subsidiary are translated into Canadian dollars at exchange rates prevailing at the balance sheet date, non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred and revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translation are included in operations.

k)	Financial Instruments

On April 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3251 establishes new standards on the presentation of equity and changes in equity require a separate presentation of the components of equity including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and revenues and the changes therein.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 6

Note 2	Summary of Significant Accounting Policies – (cont’d)

k)	Financial Instruments – (cont’d)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to- maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated other receivables as loans and receivables. They are recorded at cost, which on initial recognition represents their fair value. Subsequent valuations are recorded at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured initially at fair value. Subsequent valuations are recorded at amortized cost using the effective interest method. The Company designated its cash and cash equivalent as held-for-trading which is measured at fair value.

The adoption of these Handbook Sections had no impact on opening deficit or accumulated other comprehensive income.

l)	Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective March 31, 2008 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 7

Note 2	Summary of Significant Accounting Policies – (cont’d)

m)	Accounting Changes

As of April 1, 2007, the Company adopted revised CICA Section 1506 "Accounting Changes", which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in an accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Company's financial statements as a result of implementing this new standard.

n)	Cash Distributions

CICA Handbook Section 1540, Cash Flow Statements, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this section did not result in any changes on the disclosure within the financial statements.

o)	Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation. These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on April 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 8

Note 2	Summary of Significant Accounting Policies – (cont’d)

o)	Future Accounting Changes – (cont’d)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Assessing Going Concern

The Canadian Accountability Standards Board (“AcSB”) AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this Section is not expected to result in any material changes on the disclosure within the financial statements.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 9

Note 3	Equipment

	2008
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$83,867	$13,547	$70,320
Computer equipment	86,259	34,205	52,054
Vehicles - exploration	66,460	8,733	57,727

	$236,586	$56,485	$180,101

	2007
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$10,943	$300	$10,643
Computer equipment	13,394	1,494	11,900

	$24,337	$1,794	$22,543

Note 4	Mineral Properties – Note 6

a)	Winnemucca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006, July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the Company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humboldt County, Nevada (the “Winnemucca Property”). In order to exercise its interest the Company must make aggregatet payments of US$80,000 (paid) and issue 1,800,000 shares (issued) and incur exploration expenditures of US$4,000,000, pay various costs related to amending the agreement . In addition the Company staked additional unpatented mining claims.

On April 11, 2007, the Company paid US$10,000 to extend certain terms of the agreement and on October 17, 2007 the Company further amended the option agreement.

Pursuant to an earn-in agreement between the Company and Meridian Gold Inc. (subsequently assigned to Meridian Minerals Corp. (“Meridian”)) dated July 31, 2006, the Company agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 10

Note 4	Mineral Properties – Note 6 – (cont’d)

a)	Winnemucca Property – (cont’d)

In December 2007, Meridian terminated their earn-in agreement and in February, 2008, the Company decided to terminate its own option agreement with Golden and wrote off $1,235,889 in deferred expenditures relating to this property.

b)	Battle Mountain – Sheep Creeks Property

In September, 2007 the Company signed a Letter of Intent to enter into an agreement with Newmont USA Limited, Newmont Capital Limited and Elko Land and Livestock Company (collectively “Newmont”) concerning an exploration partnership on the Sheep Creeks Property and four other prospective gold project areas in Nevada. Three of these properties are now herein referred to as Boulder Valley, Carlin, and Cottonwood Creek. The fourth property, identified as Susie Creek, has had no expenditures incurred on its behalf during the current fiscal year. A Mineral Lease, Sublease and Agreement was subsequently signed effective November 28, 2007. Under the terms of this Agreement Newmont would lease or sublease to Evolving its interest in certain lands, unpatented mining claims and fee interests in these areas, subject to a back-in right in exchange for Evolving:

Assuming all of Newmont’s lease obligations insofar as they pertain to these project areas.

Incurring exploration expenditures on each of the four project areas and aggregate exploration expenditures of $3,500,000 over five years for a total of US$14,000,000, with 70% of such expenditures in direct drilling costs and an initial $200,000 expenditure in each Project Area, as follows:

On or before November 28, 2008 – US$800,000 (incurred);
On or before November 28, 2009 – additional US$1,200,000 (incurred);
On or before November 28, 2010 – additional US$2,400,000;
On or before November 28, 2011 – additional US$4,000,000;
On or before November 28, 2012 – additional US$5,600,000.

In the event Newmont or the Company acquire any interest in minerals within the Susie Creek project area, Evolving will need to incur US$3,500,000 in exploration expenditures over a similar five year period from the acquisition date then determined.

Reimburse Newmont for all payments and filings necessary to keep the properties in good standing.

Provide semi-annual reports to Newmont for each project area’s work program and costs incurred, the first year-end report to be delivered by August 1, 2008.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 11

Note 4	Mineral Properties – Note 6 – (cont’d)

b)	Battle Mountain – Sheep Creeks Property – (cont’d)

Pay after six years an annual rental on each project area, if $750,000 was not incurred on exploration expenditures during the preceding lease year on that project area. Annual rental would be calculated at $10 per acre, escalating by 5% each year, for each project area so defined.

-Pay a 3% to 5% sliding scale net smelter return royalty on production from the property less any underlying royalties with a minimum of 2%

After one year Newmont can elect to terminate the agreement and enter into one or more joint venture agreements with the Company covering all or portions of each project area. Newmont may earn a 51% interest in the joint venture property by expending on the property 200% of the exploration expenditures made by the Company from the date of the agreement to the date Newmont elects to exercise their joint venture option and may elect to earn an additional 19% interest in the joint venture property by expending on the property an additional 150% of the Company’s expenditures on the joint venture property.

The Company will have the right to provide sixty days written notice at any time after making a total of $200,000 in exploration expenditures on each project area to surrender the agreement as to all or any part of these properties.

If the Company decides to commence mineral production of any project area and Newmont elects not to exercise the joint venture option or elects not to complete its earn-in expenditures, Newmont would agree to sell its interest in the project area property to the Company.

c)	Boulder Valley, Carlin, Cottonwood and Jake Creek Properties

The Boulder Valley, Carlin and Cottonwood Creek properties all form part of the Newmont Agreement aforementioned under the Battle Mountain – Sheep Creeks property.

In December, 2007, the Company increased its exploration activities in north-central Nevada and acquired additional claims near the Sheep Creeks area (the “Jake Creek property”).

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 12

Note 4	Mineral Properties – Note 6 – (cont’d)

d)	Fisher Canyon, Alpha Butte and Siesta Properties

The Company has acquired by staking three properties consisting of Fisher Canyon, Alpha Butte and Siesta Properties. The Fisher Canyon property mining claims lie on the east side of the Humboldt Range. In December 2007 the Company commenced a drilling program on this property.

In February 2008, the Company signed a Letter of Intent with an individual to acquire an undivided 100% interest in and to all of the unpatented mining claims near Fisher Canyon property in exchange for scheduled payments as follows:

US$8,000 on March 7, 2008 (paid);
US$12,000 on March 7, 2009; and
US$20,000 on March 7, 2010.

The Company will pay an NSR on production of 3% to the individual and has the exclusive right and option to purchase 50% of the royalty for US$150,000 within three years of the Letter of Intent.

e)	Rye Patch Property

During the year ended March 31, 2008, the Company also acquired, by staking, an interest in an additional Nevada mineral property. Management has decided not to pursue development of this property and accordingly deferred exploration costs of $49,199 incurred to date on this property have been written down.

f)	Rattlesnake Property

In July 2007, the Company entered into a Letter of Intent with Golden Predator Mines, Inc. and Golden Predator Mines (US) Inc. (collectively “GPM”) for the acquisition of Golden Predator’s mining option on a 100% interest in Bald Mountain Mining Company’s (“BMM”) Rattlesnake Hills mineral property located in Natrona County, Wyoming.

On December 11, 2007 BMM signed an amended and restated Option Agreement with GPM with respect to BMM acquiring a 100% interest in this property. On January 15, 2008 a Letter of Agreement was signed to formalize the terms by which BMM would assign its interest in the amended and restated Rattlesnake Hills Option Agreement to the Company. Under the terms of the January 15, 2008 Letter of Agreement, the Company would acquire its interest in the property option from BMM in exchange for the issue of cash of US$200,000 (paid) and the issuance of 400,000 shares which has been valued at the share price at the date of issuance (issued at March 31, 2008).

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 13

Note 4	Mineral Properties – Note 6 – (cont’d)

f)	Rattlesnake Property – (cont’d)

On January 16, 2008, the Company signed a property option agreement with GPM. Under the terms of this Agreement, the Company can acquire up to a 100% interest in the Rattlesnake Hills Property in exchange for: Shares to be issued

1,000,000 shares within ten days of February 20, 2008 (issued);
1,000,000 shares to be issued before February 20, 2009; and
1,000,000 shares to be issued before February 20, 2010.

The 1,000,000 shares have been valued at the share price at the date of issuance. Incurring exploration expenditures of:

$1,000,000 on or before August 14, 2008;
an additional $1,000,000 on or before August 14, 2009; and
a cumulative total of $5,000,000 on or before August 14, 2010.

As part of the agreement GPM will retain a 0.5% NSR with respect to the property and the Company will have the option to purchase 0.25% of that NSR for US$375,000. The property is currently subject to a 4% NSR payable to the underlying owners. In addition the Company will act as the Operator with respect to this property. Also pursuant to the terms of the agreement, at any time during the term of this agreement GPM shall have the right to purchase up to 10% of the shares offered in private placements undertaken by the Company, such purchase to be at the same terms and conditions as other purchasers participating in the offering.

On March 7, 2008 the Company signed a Letter of Agreement with GPM whereby GPM would be able to purchase 1,000,000 units in the Company for total proceeds of $1,000,000. These units were subsequently issued and the $1,000,000 proceeds were received in April, 2008. Each unit price is calculated based on volume weighted average market price for five consecutive trading days prior to the issuance. Each unit was comprised of one common share and one-half of a share purchase warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.50 per share expiring in April 10, 2009.

A finder’s fee was paid in connection with this transaction by the issuance of 75,000 shares which has been valued at the share price at the date of issuance.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 14

Note 4	Mineral Properties – Note 6 – (cont’d)

g)	Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year (paid). The agreement is subject to a royalty of 2% of net smelter returns.

h)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company had the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories.

During the year ended March 31, 2006, the Company abandoned this option and wrote-off $37,998 in mineral property costs. Similarly $11,825 of mineral property costs incurred during the year ended March 31, 2007, was also written off.

i)	Voisey Bay Property

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

Note 5	Share Capital – Note 9

Escrow Shares:

As at March 31, 2008 there were Nil (2007: 199,401) shares held in escrow

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 15

Note 5	Share Capital – Note 9 – (cont’d)

Commitments:

Warrants

In April 2007, the Company completed a private placement of 2,350,000 units at $0.25 per unit resulting in proceeds of $587,500 of which $100,000 was included in share subscriptions as at March 31, 2007. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 19, 2009. The Company applied the residual approach and allocated the total proceeds of $587,500 to the common shares and $nil to the attached warrants.

Finder’s fees for the April, 2007 private placement were paid by the issue of 55,000 units with a fair value of $24,639 consisting of $13,750 for the shares and $10,889 for the warrants.

Also in April 2007, the Company completed a private placement of 12,053,000 units at $0.25 per unit resulting in proceeds of $3,013,250. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.35 per share until April 26, 2009. The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants. The agent for this private placement elected to receive their commission of 8% of gross proceeds in cash of $36,560 together with 818,000 units with a fair value of $400,509 consisting of $204,500 for the shares and $196,009 for the warrants. The agent also received 1,205,300 compensation options which entitle the agent to purchase that number of shares at $0.30 per share for two years. Stock based compensation of $288,800 arising from the issue of these compensation options has been charged to share issue costs and credited to contributed surplus.

In July 2007, the Company completed a private placement of 14,050,000 units at $0.40 per unit for proceeds of $5,620,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional share of the Company at a price of $0.60 per share until July 25, 2009. The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants. Finder’s fees for the private placement were paid in lieu of cash by the issue of 689,500 units with a fair value of $364,877 consisting of $275,800 for the shares and $89,077 for the warrants. The Company also paid additional finders fees by paying $211,300 in cash and by issuing 816,375 compensation options exercisable at $0.65 per share which will expire on July 25, 2009. Stock based compensation of $210,900 arising from the issue of these compensation options has been charged to share issue costs and credited to contributed surplus.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 16

Note 5	Share Capital – Note 9 – (cont’d)

Commitments: – (cont’d)

Warrants – (cont’d)

In February 2008, the Company completed a non-brokered private placement of 2,000,000 units at $1.00 per unit for proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional share of the Company at a price of $1.50 per share until February 27, 2010. The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants. Finder’s fees for the non-brokered private placement were paid in lieu of cash by the issue of 62,790 shares with a fair market value of $62,790. This amount has been charged to share issue costs and credited to share capital.

The Company also issued 109,760 compensation options in connection with this private placement exercisable at $1.25 per share which will expire on February 27, 2010. Stock based compensation of $165,600 arising from the issue of these compensation options has been charged to share issue costs and credited to contributed surplus.

Also in February 2008, the Company completed a brokered private placement of 18,000,000 units at $1.00 per unit for proceeds of $18,000,000, each unit being identical to those issued under terms of the February 2008 non-brokered private placement. The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants. Finder’s fees for the brokered private placement were paid in lieu of cash by the issue of 1,165,500 units with a fair value of $ 2,044,736 consisting of $1,165,500 for the shares and $879,236 for the warrants. The Company also issued 1,260,000 compensation options in connection with this non-brokered private placement exercisable at $1.25 per share which will expire on February 27, 2010. Stock based compensation of $1,901,000 arising from the issue of these compensation options has been charged to share issue costs and credited to contributed surplus.

For purposes of the calculations of compensation charge associated with agent’s warrants granted, the following assumptions were used for the Black-Scholes model:

Years ended March 31,
	2008	2007	2006

Risk-free interest rate	3.05% - 4.69%	-	-
Expected life	2 years	-	-
Expected volatility	109% - 114%	-	-
Expected dividends	Nil	-	-

The expected volatility is based on the Company’s historical share price.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 17

Note 5	Share Capital – Note 9 – (cont’d)

Commitments: – (cont’d)

Warrants – (cont’d)

At March 31, 2008, there were 29,997,088 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

			Weighted
			Average
Number of	Exercise		Remaining
Shares	Price	Expiry Date	Contractual Life

1,330,713	$0.40	September 7, 2008	0.44 years
49,125	$0.45	September 7, 2008	0.44 years
1,700,000	$0.35	April 19, 2009	1.05 years
7,177,769	$0.35	April 26, 2009	1.07 years
548,198	$0.30	April 26, 2009	1.07 years
6,461,715	$0.60	July 25, 2009	1.32 years
777,058	$0.65	July 25, 2009	1.32 years
10,582,750	$1.50	February 27, 2010	1.91 years
1,369,760	$1.25	February 27, 2010	1.91 years

29,997,088			1.44 years

In May 2007 the Company received exchange approval to change the exercise price of 432,742 warrants issued in May 2005 from $0.82 to $0.35 per share. Also in May, 2007 321,969 of these warrants were exercised for proceeds of $112,689 and the remaining 110,773 warrants expired. In September 2007, an additional 290,000 warrants expired. During the remainder of the year 9,786,847 warrants were exercised for proceeds of $3,723,097. Changes in the year are presented below:

	2008		2007
	Number of	Weighted	Number of	Weighted
	Shares issuable	Average	Shares issuable	Average
	Pursuant to	Exercise	Pursuant to	Exercise
	Warrants	Price	Warrants	Price

Outstanding, beginning of year	3,786,742	$0.41	2,656,742	$0.46
Issued	36,719,935	$0.77	1,600,000	$0.40
Expired	(400,773)	$0.49	(210,000)	$0.25
Exercised	(10,108,816)	$0.38	(260,000)	$0.25

Outstanding, end of year	29,997,088	$0.86	3,786,742	$0.41

Subsequent to March 31, 2008 an additional 456,269 warrants were exercised for proceeds of $182,511 and 500,000 warrants were issued pursuant to the Rattlesnake Property option agreement.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 18

Note 5	Share Capital – Note 9 – (cont’d)

Commitments: – (cont’d)

Stock Option Plan and Stock-based Compensation

The Company established a share purchase option plan (the “Plan”) in September 2004. In September, 2007 shareholder approval was obtained to adopt a “rolling” stock option plan. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the TSX on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors. The vesting of options range from a three month period to six month period from the date of the grant, at 25% and 33% respectively. Options granted for Investor relations vest in accordance with TSX regulation. All options are granted for a maximum term of five years.

During the year ended March 31, 2008, the Company granted options to directors, officers and consultants as follows:

		Stock-based
		Compensation
Number of		Attributed to
Options	Exercise	Vested	Vesting
Granted	Price	Options	Provisions

2,060,000	$0.42	$693,700	Vested
200,000	$0.50	78,800	Vested
250,000	$0.35	238,457	½ vested
650,000	$0.40	188,800	Vested
1,145,000	$0.80	951,500	Vested
435,000	$0.88	399,000	Vested
3,000,000	$1.70	2,291,667	1/3 vested

7,740,000		$4,841,924

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 19

Note 5	Share Capital – Note 9 – (cont’d)

Commitments: – (cont’d)

Stock Option Plan and Stock-based Compensation – (cont’d)

Details of stock options outstanding as at March 31, 2008 are as follows:

Number of	Exercise
Shares	Price	Expiry Date

240,000	$0.36	April 7, 2011
1,315,000	$0.42	May 2, 2012
200,000	$0.50	May 13, 2012
250,000	$0.35	September 1, 2012
375,000	$0.40	September 21, 2012
1,145,000	$0.80	November 28, 2012
435,000	$0.88	January 23, 2013
3,000,000	$1.70	March 4, 2013

6,960,000

At March 31, 2008, of the total outstanding share purchase options, 4,835,000 (2007: 490,000) with a weighted average exercise price of $0.56 were exercisable.

A summary of the status of the stock option plan as of March 31, 2008 and 2007 and changes during the years then ended is presented below:

	2008
			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life

Outstanding, beginning of year	490,000	$0.35	3.23 years
Granted	7,740,000	$1.00	4.59 years
Cancelled	(45,000)	$0.49	4.09 years
Exercised	(1,225,000)	$0.38	3.64 years

Outstanding, end of year	6,960,000	$1.08	4.64 years

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 20

Note 5	Share Capital – Note 9 – (cont’d)

Commitments: – (cont’d)

Stock Option Plan and Stock-based Compensation – (cont’d)

	2007
			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life

Outstanding, beginning of year	585,000	$0.44	3.70 years
Granted	430,000	$0.36	5.01 years
Cancelled	(525,000)	$0.51	4.29 years

Outstanding, end of year	490,000	$0.35	3.23 years

Subsequent March 31, 2008, an additional 51,500 options were exercised for proceeds of $18,025.

The weighted fair value of the share purchase options granted during the year ended March 31, 2008 of $0.79 per option (2007: $0.30; 2006: $0.46) is estimated using the Black-Scholes option valuation model with the following assumptions:

	2008	2007	2006

Average risk-free interest rate	3.4% - 4.3%	4.13%	3.4% - 3.8%
Expected life	5 years	5 years	4 – 5 years
Expected volatility	112% - 117%	118%	111% - 125%
Expected dividends	Nil	Nil	Nil

Note 6	Related Party Transactions

Other receivables include $16,972 (2007: $Nil) and prepaid expenses include $1,125 (2007: $11,360) derived from travel and other expense advances to officers.

Accounts payable and accrued liabilities include $153,026 (2007: $101,950) due to directors and officers of the Company.

Share issue expenses include $170,000 paid to a significant shareholder as finders fees for the July, 2007 private placement (2007: $Nil).

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 21

Note 6	Related Party Transactions – (cont’d)

During the years ended March 31, the Company incurred charges to significant shareholders, directors and former directors of the Company as follows:

	2008	2007	2006

Consulting	$61,159	$39,600	$40,396
Director Fees	10,000	-	-
Legal	177,848	-	-
Management fees	673,436	145,059	7,279
Promotion and advertising	177,722	2,812
Rent and administration fees	-	3,000	9,000
Salaries and employee benefits	12,997	-	-
Travel	126,574	12,901	2,442
Deferred exploration costs
- geological consulting	183,936	110,573	25,000
- staking and recording costs	-	11,825	82,505

	$1,423,672	$325,770	$166,622

These transactions were measured by the exchange amount, which is agreed upon by the transacting parties.

Note 7	Income Taxes

A reconciliation of the income tax provisions computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Statutory rate	33.5%	34.1%	34.1%

Provision for income taxes based on statutory
Canadian combined federal and provincial
income tax rates	$(2,926,000)	$(284,000)	$(202,000)
Stock-based compensation	1,620,000	47,000	77,000
Resource Allowance	-	13,000	-
Effect of reduction in statutory rates	361,000	-	-
Difference in tax rates of foreign jurisdiction	3,000		-
Change in valuation allowance	942,000	224,000	125,000

	$-	$-	$-

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 22

Note 7	Income Taxes – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Future income tax assets (liabilities)
Share issue costs	$451,000	$4,000
Equipment	17,000	1,000
Mineral properties and related deferred exploration	324,000	(13,000)
Non-capital losses carried forward	1,105,000	396,000

	1,897,000	388,000
Less: valuation allowance	(1,897,000)	(388,000)

	$-	$-

The Company recorded a valuation allowance against its future income tax assets, based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At March 31, 2008, the Company has accumulated non-capital losses totalling approximately $3,882,000 in Canada and 275,000 in the US and resource related deductions of $5,859,000 that may be applied against future year’s taxable income in Canada. The non-capital losses expire as follows:

	Canada	US	Total
2011	$120,000	$-	$120,000
2015	224,000	-	224,000
2026	278,000	-	278,000
2027	539,000	-	539,000
2028	2,721,000	275,000	2,996,000

	$3,882,000	$275,000	$4,157,000

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 23

Note 8	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Years ending March 31,
	2008		2007		2006
	Canada	United States	Canada	United States	Canada	United States
Net loss	$(7,103,955)	$(1,638,409)	$(799,694)	$(31,584)	$(584,379)	$(6,040)
Current assets	$24,793,435	$418,966	$111,319	$-
Mineral
Properties	$-	$8,824,242	$-	$1,113,875
Equipment	$45,290	$134,811	$22,543	$-

Note 9	Subsequent Events – Notes 4 and 5

a)	Effective April 1, 2008, the Company has signed a two-year employment agreement with the President of the Company whereby the Company will pay fixed monthly management fees of US$12,000.

b)	Effective April 21, 2008 the Company negotiated a two-year consulting agreement to pay $6,500 per month for corporate communications services.

c)

In April 2008, the company signed a Letter of Intent with a certain vendor (“Vendor”) regarding exclusive lease and sublease of Excelsior Springs Property in Esmeralda County, Nevada. The Vendor controls that certain property through assignment from a third party. Under this binding Letter of Intent, the Company shall:

Assume all rights and obligations under the original lease between the Vendor and the third party.

Pay claim maintenance fees and filings to maintain the unpatented claims.

Pay to Vendor a 2% NSR on production subject to recoupment of advance royalty payments made by the Company.

Pay Vendor the following advance royalty payments:

US$25,000 upon signing (paid);
US$30,000 on first anniversary;
US$35,000 on second anniversary;
US$40,000 on third anniversary;
US$40,000 on each anniversary thereafter so long as the Letter of Intent remains in effect.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 24

Note 9	Subsequent Events – Notes 4 and 5 – (cont’d)

The primary term of the Letter of Intent shall be five years and so long thereafter as exploration, development or mining is being conducted on the property.

d)

Effective June 1, 2008, the Company’s wholly owned subsidiary Evolving Gold Corp, signed an office lease agreement expiring June 30, 2009 which replaced the original lease agreement signed on August 1, 2007. The agreement calls for monthly payments of US$ 2,500.

e)

Effective June 5, 2008, the Company signed a one-year employment agreement with the Chief Financial Officer of the Company whereby the Company will pay fixed monthly management fees of $13,333. In addition, the Company granted 250,000 share purchase options with an exercise price of $0.75 per share, which will vest as to one-third (1/3) at the end of the three month probationary period, 1/3 after 90 days after the end of the probationary period, and 1/3 after 180 days after the end of the probationary period with a term of five years.

Note 10	Commitments – Notes 4, 5 and 9

a)

The Company has signed three employment agreements with directors or companies controlled by directors of the Company whereby the Company will pay fixed monthly management fees totalling $25,000. These employment agreements have a term of two years and expire on January 31, 2009.

b)

The Company signed an office lease expiring April 30, 2012 which requires monthly payments of $4,394 plus an applicable portion of operating costs. Operating costs are subject to change but are currently $3,217 per month. The total estimated annual commitment over the term of the lease, based on the current amount of operating costs is $91,329.

Note 11	Financial Instruments

Currency Risk

The Company is exposed to foreign currency fluctuations as many of the Company’s operations are carried out in the United States of America. As at March 31, 2008, the Company has in US dollars cash of $316,827 (2007: $NIL), and accounts payable of $532,798 (2007: $NIL) which are subject to exchange rate fluctuations between Canadian dollar and the United States dollar.

Note 12	Comparative Figures

Certain comparative figures for the year ended March 31, 2007 have been reclassified in order to comply with the financial statement presentation adopted for the current year.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 25

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles

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

The Company’s CDN GAAP differ from US GAAP as follows:

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment. Any exploration costs incurred from that point until proven reserves are supported are expensed. The Company has expensed mineral property cost as incurred and will capitalize mineral property acquisition costs when it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves. Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional exploration expenses are required under US GAAP for the years ended March 31, 2008, 2007 and 2006.

The Canadian GAAP cash flows relating to mineral properties acquired and exploration costs incurred are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantially enacted tax rates.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 26

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Newly Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

The FASB has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is to be effective as of the first fiscal year that begins after November 15, 2007. In February 2008, the FASB deferred the effective date for one year for certain non financial assets and non financial liabilities and removed certain leasing transactions from its scope. (i.e. for the Company’s fiscal year beginning April 1, 2009). The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning April 1, 2008). The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 27

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Newly Adopted Accounting Pronouncements – (cont’d)

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 require retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Years ended March 31,
Statement of Operations	2008	2007	2006

Net loss for the year per Canadian GAAP	$(8,742,364)	$(831,278)	$(590,779)
Mineral property exploration and
acquisition costs	(7,710,367)	(545,130)	(521,157)

Net loss and comprehensive loss for the
year per US GAAP	$(16,452,731)	$(1,376,408)	$(1,111,936)

Basic and diluted loss per share per US
GAAP	$(0.40)	$(0.12)	$(0.13)

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 28

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

The effects of the differences in accounting under CDN GAAP and US GAAP on the statements of cash flows and the balance sheets are as follows:

	Year ended March 31,
Statement of Cash Flows	2008	2007	2006

Cash flows used in operating activities per Canadian
GAAP	$(2,657,037)	$(431,238)	$(70,334)
Mineral properties acquired and exploration costs incurred	(5,234,404)	(481,420)	(321,195)

Cash flows used in operating activities per US GAAP	(7,891,441)	(912,658)	(391,529)

Cash flows used in investing activities per Canadian
GAAP	(5,446,653)	(335,974)	(322,426)
Mineral properties acquired and exploration costs incurred	5,234,404	481,420	321,195

Cash flows provided by investing activities per US GAAP	(212,249)	145,446	(1,231)

Cash flows provided by financing activities per
Canadian and US GAAP	32,987,401	610,201	612,959

Effect on foreign exchange on cash per Canadian and US
GAAP	9,674	-	–

Increase (decrease) in cash per Canadian and US GAAP	$24,893,385	$(157,011)	$220,199

	March 31,	March 31,
Balance Sheet	2008	2007
Total assets per Canadian GAAP	$34,216,744	$1,247,737
Mineral property exploration and acquisition costs	(8,824,242)	(1,113,875)
Total assets per US GAAP	$25,392,502	$133,862
Total liabilities per Canadian and US GAAP	$821,041	$288,995
Shareholders’ Equity
Deficit, per Canadian GAAP	$(10,718,757)	$(1,976,393)
Mineral property exploration and acquisition costs	(8,824,242)	(1,113,875)
Deficit, per US GAAP	(19,542,999)	(3,090,268)
Share capital per Canadian and US GAAP	35,502,433	2,408,045
Share subscription	-	100,000
Contributed surplus per Canadian and US GAAP	8,612,027	427,090
	24,571,461	(155,133)
	$25,392,502	$133,862